Form 10-K405, Exhibit 13
HARMON INDUSTRIES INC
filed 1995-03-30
CIK 45635

                                                                      EXHIBIT 13




                                                     Annual Report page 14 of 37


Selected Consolidated Financial Data (unaudited)
(In thousands, except per share data)

                     Years ended December 31                    1994        1993         1992
Operations
Net sales                                                    $ 119,703   $  99,295    $  81,899
Cost of sales                                                   81,023      65,716       54,271
Research and development expenses                                4,561       3,442        3,541
Gross profit                                                    34,119      30,137       24,087
Selling, general and administrative expenses                    21,176      18,558       15,646
Other operating expenses (income)                                   44         114          137
Operating income                                                12,899      11,465        8,304
Other expenses                                                     214         388        1,228
Earnings from continuing operations before income taxes         12,685      11,077        7,076
Income taxes                                                     5,046       4,193        2,498
Earnings from continuing operations                              7,639       6,884        4,578
Gain (loss) from discontinued operations                             -           -          165
Use of net operating loss carryforward                               -           -          273
Net earnings (loss)                                          $   7,639   $   6,884    $   5,016

Effective income tax rate - continuing operations                39.8%       37.9%        35.2%
Return on sales - continuing operations                           6.4%        6.9%         5.6%
Return on year-end equity - continuing operations                17.7%       20.8%        30.1%
Return on year-end equity - total operations                     17.7%       20.8%        33.0%
Weighted average outstanding shares                              6,567       6,212        5,275


Per Share Data
Earnings from continuing operations                          $    1.16   $    1.11    $     .87
Net earnings (loss)                                               1.16        1.11          .95
Cash dividends                                                     .15           -            -
Book value                                                        6.40        5.23         2.82
Price/earnings ratio range                                   14.2-20.9   10.5-20.9     3.6-13.4


Other Data (At Year-End)
Working capital                                              $  21,670   $  21,618    $  10,740
Total assets                                                    68,395      53,000       38,488
Long-term debt                                                     733         439        4,898
Stockholders' equity                                            43,063      33,086       15,197
Current ratio                                                   2.03:1      2.33:1       1.72:1
Quick assets ratio                                              1.03:1      1.32:1        .87:1
Liabilities to equity ratio                                      .59:1       .60:1       1.53:1
Capital additions - continuing operations                        3,242       3,189        2,154
Capital additions - total operations                             3,242       3,189        2,154
Depreciation and amortization - continuing operations            2,621       2,121        1,936
Depreciation and amortization - total operations                 2,621       2,121        1,936
Outstanding shares                                               6,728       6,328        5,383


                                                     Annual Report page 15 of 37


                                                                                                   Five-Year Ten-Year
                                                                                                    Compound Compound
                                                                                                      Growth   Growth
   1991         1990         1989        1988         1987         1986         1985         1984       Rate     Rate

$70,934    $  72,707   $   70,154   $  64,558   $   57,068   $   47,223   $   52,993   $   44,445      +11.3%+10.4%
 45,536       47,478       46,377      42,044       37,995       30,333       34,426       30,649
  4,000        3,414        3,200       3,669        3,318        2,360        2,095        2,020
 21,398       21,815       20,577      18,845       15,755       14,530       16,472       11,776      +10.6 +11.2
 13,550       14,427       13,186      11,965       10,671        9,362        8,497        6,332
  1,122          762        (263)        (27)           43          145          125           32
  6,726        6,626        7,654       6,907        5,041        5,023        7,850        5,412      +11.0 + 9.1
  2,118        1,504        1,244       1,301        1,519          885        1,720          761
  4,608        5,122        6,410       5,606        3,522        4,138        6,130        4,651      +14.6 +10.6
  1,688        2,022        2,506       2,100        1,613        2,039        2,909        2,214
  2,920        3,100        3,904       3,506        1,909        2,099        3,221        2,437      +14.4 +12.1
(2,492)     (12,306)      (2,744)     (1,020)        (217)            -            -            -
    395            -           -            -            -            -            -            -
$   823    $ (9,206)   $    1,160   $   2,486   $    1,692   $    2,099   $    3,221   $    2,437

  36.6%        39.5%        39.1%       37.5%        45.8%        49.3%        47.5%        47.6%
   4.1%         4.3%         5.6%        5.4%         3.3%         4.4%         6.1%         5.5%
  39.6%        53.9%        26.5%       25.9%        16.5%        20.0%        22.9%        15.6%
  11.2%          N/A         7.9%       18.3%        14.6%        20.0%        22.9%        15.6%
  5,066        4,723        4,633       4,479        4,472        4,854        4,430        4,733



$   .57    $     .65   $      .84   $     .78   $      .43   $      .43   $      .73   $      .51      + 6.7 + 8.6
    .16       (1.95)          .25         .55          .38          .43          .73          .51
      -        .0625         .125        .125         .125         .125         .125        .0875
   1.48         1.20         3.19        3.03         2.60         2.34         2.94         3.21      +15.0 + 7.1
21.9-45.3        N/A    23.0-35.0    9.5-14.8    13.2-22.4    15.4-27.3     8.2-16.1     7.8-13.7



$ 9,660    $   7,955   $   14,444   $   7,037   $   11,870   $   11,599   $    9,962   $   12,370
 36,575       41,408       48,082      42,948       37,984       34,045       30,111       30,627
 11,915       17,220       17,688      12,139       14,621       13,793        6,604        6,752
  7,377        5,747       14,756      13,557       11,604       10,470       14,038       15,579      +23.9 +10.7
 1.71:1       1.49:1       2.08:1      1.45:1       2.17:1       2.36:1       2.17:1       2.65:1
  .76:1        .66:1        .84:1       .60:1       1.09:1        .96:1        .90:1       1.07:1
 3.96:1       6.21:1       2.26:1      2.17:1       2.27:1       2.25:1       1.14:1        .97:1
  1,098        2,187        2,236       1,830        1,504        2,212        2,919        1,467
  1,098        4,521        4,589       9,886        3,552        2,212        2,919        1,467
  2,022        2,410        2,373       2,541        2,481        2,074        1,775        1,353
  2,022        3,511        3,185       2,834        2,531        2,074        1,775        1,353
  4,998        4,790        4,628       4,478        4,472        4,472        4,769        4,850


                                                     Annual Report page 16 of 37
Financial Review
Management's Discussion and Analysis of Financial -Condition and Results of Operations

Overview

In early 1990, management began a Company-wide restructuring program, which was gradually implemented over the following two years. The program focused on maximizing the return on capital employed, reducing costs, improving quality, shedding unprofitable operations (described below), and establishing strategic marketing and product development goals.

  The beneficial effects of the restructuring became readily apparent by the end of 1992. Sales rose 15.5% to a record $81.9 million that year, and earnings from continuing operations increased 57% to $4.6 million. The following year showed even further progress. Sales, earnings and the order backlog easily surpassed previous records. Sales for 1994 increased an additional 20.6% to $119.7 million; net earnings rose to $7.6 million, an 11% gain over 1993 earnings of $6.9 million; long-term debt was reduced to less than one-fifth of the 1992 level, product introductions were proceeding on schedule, and the Company entered 1995 with a record year-end backlog of $44.6 million.

Discontinued Operations

During 1990, the Company made a decision to eliminate the losses and ongoing cash requirements of its three unprofitable subsidiaries: Modern Industries, Inc. ("Modern"), Phoenix Data, Inc. ("PDI"), and Cedrite Technologies, Inc. ("Cedrite"). Modern made grade crossing hardware; PDI manufactured sophisticated data acquisition and analysis systems, and Cedrite manufactured reconstituted railroad ties. Each had different operating problems, which required separate action plans.

  At year-end 1990, Modern was merged into Harmon Electronics, Inc., a wholly-owned subsidiary of the Company. Its operations have contributed to operating income since then as compared to an operating loss of $2.4 million in 1990, when it operated as an independent subsidiary.

  PDI was discontinued in 1990, and reserves were set aside at 1990 year-end in an amount equal to the estimated loss on its sale in 1991. All of PDI's assets were sold in 1991 as planned. The sale proceeds essentially matched the reserves; no additional losses were incurred in 1992, 1993 or 1994, and none are expected in future years.

  Cedrite was shut down on April 1, 1991, pursuant to a decision made in 1990. Reserves set aside in 1990 for the anticipated loss proved inadequate, and an additional $3,775,000 (pre-tax) was required in 1991. During 1991-1993, its assets were sold off piecemeal or written off against the reserve, and its outstanding debt was assumed by the Company. In 1992, the Company realized a gain of $250,000 ($165,000 after taxes) from the sale of certain equipment related to Cedrite's discontinued operations. In 1993, the Company wrote off Cedrite's remaining assets and debt against the established reserve. No losses were incurred in 1994, and none are expected in the future.

Profile of Current Operations

The Company's current sales are summarized by product category in the following table. The years 1993 and 1992 have been reclassified principally to extract Asset Management Services (CAMCO) sales of signal and control products into those descriptive categories. The value-added portion supplied to those products by CAMCO remains in the CAMCO category. These current classifications more accurately reflect the reality of product sales than in prior years. The table shows yearly gross sales and percentages of total sales from continuing operations for each of the past three years.

  Signal Systems include all products related to rail/highway crossing warning systems that are sold directly to railroad customers, including those sold to our CAMCO operation under various arrangements it has with its customers. The products include motion detectors and predictors (the Company's PMD and HXP, among others); flashing lights and cantilevers; and the design, wiring and installation of packages comprised of these products.

  Train Control Systems include products related to the control of train movement. These include signal control track circuits (Electro Code); interlocking control equipment such as Electro Logic, the Harmon Logic Controller (HLC) and the Vital Harmon Logic Controller (VHLC); carborne equipment (Ultra Cab and Ultra Cab II); and computer-based control systems
(TTM).

  CAMCO is a single-source, rapid delivery service for railroad components, warehousing commonly-used parts and equipment that are manufactured by the Company and other vendors. This service was expanded in 1993 and again in 1994 to include asset and materials management as well as assembly of various components, which are delivered as a complete unit, ready for installation.

  Printed Wiring Boards (PWB) include production of customer designed printed wiring boards for shipment to other electronics manufacturers.

  Other sales include train inspection systems, communication equipment and products that do not fit readily into the other four categories.



Sales by Product or Service Function*

                                                 Years ended December 31,
                                       1994                1993                1992

     (Dollars in thousands)       Amount       %      Amount       %      Amount       %
     Signal Systems            $  35,448   29.8%   $  36,035   36.5%   $  34,186   41.4%
     Train Control Systems        45,711   38.4%      37,585   38.0%      29,065   35.2%
     Asset Management
      Services (CAMCO)            20,894   17.5%      10,223   10.3%       3,947    4.8%
     Printed Wiring Boards         6,307    5.3%       6,180    6.3%       6,601    8.0%
     Other                        10,767    9.0%       8,761    8.9%       8,717   10.6%
     Total                     $ 119,127  100.0%   $  98,784  100.0%   $  82,516  100.0%

    * Sales volumes shown above are gross totals and do not include cash discounts or deferred contract revenue. As a result, there are differences between the figures in this table and those presented in the Consolidated Statements of Operations. The differences do not affect the validity of the discussion and analysis.


Results of Operations

Years Ended December 31, 1994, 1993 and 1992
Sales from continuing operations increased 20.6% to $119.7 million in 1994. Sales in 1993 were $99.3 million, 21.2% above the $81.9 million recorded for 1992. Earnings from continuing operations in 1994 increased 11.0% to $7.6 million ($1.16 per share) compared with $6.9 million ($1.11 a share) in 1993 and $4.6 million ($.87 a share) in 1992. The increase in earnings in 1994 over those of 1993 was the result of substantially higher sales but reduced gross margins, which reflect CAMCO's substantial sales contribution in 1994 and its traditionally lower margins, and slightly lower interest costs. The increase in earnings in 1993 over those of 1992 was the result of higher sales, better gross margins and a reduction in interest expense.

  Net earnings were $7.6 million ($1.16 per share) for 1994 compared with $6.9 million ($1.11 a share) for 1993 and $5.0 million ($0.95 per share) for 1992. The differences between earnings from continuing operations and net earnings for 1992 included a $165,000 gain on disposal of discontinued operations and a $273,000 extraordinary item. The extraordinary item in 1992 was the amount of an income tax benefit realized from the utilization of a net operating loss carryforward.

  The table on page 18 presents, for the periods indicated, the percentage relationship to net sales for certain items reflected in the Company's Consolidated Statements of Earnings and the percentage increase or decrease in the dollar amounts of such items year-to-year.

Net Sales

Harmon's 20.6% increase in net sales in 1994 results from a $10.7 million increase in CAMCO sales, an $8.1 million gain in train control system sales, much of which relates to rail-transit contracts, and a slight decline in the sale of signal systems. The

                                                     Annual Report page 18 of 37

Company's 21.2% increase in net sales in 1993 resulted from a $6.3 million gain in CAMCO sales and a $8.5 million gain in the sales of train control systems. The substantial gain in the sales of CAMCO in both 1994 and 1993 reflects the railroads' growing acceptance of its innovative warehousing, assembly and delivery services. The gain in train control systems in 1994 reflects the industry's growing acceptance of Harmon's control products, the HLC, VHLC and Ultra Cab II. The drop in the sale of signal systems in 1994 reflected reduced demand as the railroads directed their installation efforts toward train control systems. The signal systems sales decline may also reflect the new federal assistance reimbursement policy, which requires increased matching funds from states, for grade highway crossing warning systems. The $8.5 million increase in the sales of train control systems in 1993 includes the installation of a control system for the Norfolk Southern Railroad, completion of the first phase of the St. Louis Metro Link project, other rail transit contracts, and continued excellent sales of the Company's HLC and VHLC products.


Operating Summary (Continuing Operations)   Percentage of Net Sales          Percentage of Change
                                            Years ended December 31,       1994      1993      1992
                                                                           over      over      over
                                            1994      1993      1992       1993      1992      1991
     Net sales                             100.0%    100.0%    100.0%      20.6%     21.2%     15.5%
     Cost of sales                          67.7%     66.2%     66.3%      23.3%     21.1%     19.2%
     Research and development                3.8%      3.5%      4.3%      32.5%     (2.8)%   (11.5)%
     Gross profit                           28.5%     30.4%     29.4%      13.2%     25.1%     12.6%
     Selling, general and
      administrative expenses               17.7%     18.7%     19.1%      14.1%     18.6%     15.5%
     Other operating expenses, net           0.0%      0.1%      0.2%     (61.4)%   (16.8)%   (87.8)%
     Operating income                       10.8%     11.6%     10.1%      12.5%     38.1%     23.5%
     Interest expense, net                   0.2%      0.4%      1.5%     (44.8)%   (68.4)%   (42.0)%
     Earnings before income taxes           10.6%     11.2%      8.6%      14.5%     56.5%     53.6%
     Income taxes                            4.2%      4.2%      3.1%      20.3%     67.9%     48.0%
     Net earnings                            6.4%      7.0%      5.5%      11.0%     50.4%     56.8%


     Sales of the Company's signal systems are influenced by the financial condition of the railroad industry, their budgets for planned equipment expenditures and also by the degree to which the railroads (collectively) request monies from the federal government's fund to improve the safety at rail/highway crossings. Legislation covering the amount of rail/highway crossing funds was enacted as part of the Intermodal Surface Transportation Efficiency Act of 1991 (ISTEA). The new legislation provided funds of $160 million annually for a six-year period, but with two important changes from the previous law. Under ISTEA, the federal government funds only 80% of the cost of approved rail/highway grade crossing projects (versus 90% under the previous legislation). In addition, federal funding for rail transit projects was nearly doubled to $31.5 billion.

     Rail transit projects fared better under ISTEA in 1994 and 1993 than previously with substantially increased funding support for these projects. ISTEA also permits local governments to shift funds allocated for highway construction into rail transit budgets, and this is presently occurring in several areas of the nation.

     The market for the remainder of the Company's products is largely dependent on the financial condition of the railroad industry, the trend of the general economy, and individual railroads' budgets for capital expenditures and repairs and maintenance, which subsequent events can alter. For example, the flooding in many portions of the Midwest in 1993 undoubtedly caused some customers to alter their proposed equipment expenditures for 1993 to make needed repairs, but its overall effect on Harmon product sales is believed to have been minimal.

                                                     Annual Report page 19 of 37

Gross Profit

Gross profit for 1994 from continuing operations (expressed as a percentage of net sales) decreased to 28.5% from 30.4% for 1993. The decline reflects that CAMCO sales, which are traditionally lower in margin, comprised a greater percentage of total sales than they did in 1993. In addition, research and development expenditures (R&D) were higher in 1994 than 1993. Gross profit margin for 1993 was one percentage point higher than in 1992. The gain principally reflects the effect of a $17.4 million sales increase and a slight decline in R&D expenditures in 1993.


Selling, General & Administrative Expenses

Selling, general and administrative expenses (SG&A) for 1994 increased approximately $2.6 million to $21.2 million (17.7% of net sales) from $18.6 million (18.7%) in 1993 and $15.6 million (19.1%) in 1992. Although SG&A expenses varied about 1.5 percentage points as a percentage of net sales over the past three years, the dollar amounts increased $5.5 million during the past two years. The increased expenditures include an increased rail-transit staff, ongoing Company-wide implementation of Total Quality Systems and installation of new computer systems during the past two years. These increases also reflect higher commission, personnel expenses and insurance costs that accompany higher sales volume.


Other Operating Expenses

Changes in other operating expenses were insignificant in 1994, 1993 and 1992.


Interest Expense

Interest expense was $264,000 in 1994, $427,000 in 1993 and $1.3 million in 1992. Total Company interest expense has trended progressively lower during the past three years because of reduced borrowings over the past several years and declining interest rates through 1993. Increased interest rates in 1994 had virtually no effect on 1994 interest costs because Harmon's borrowings were quite modest. Conversion of the $2.1 million, 9% convertible debentures in 1992, the Company's 1993 stock offering and increased cash flow from operations were the major elements of interest expense reduction in 1993.


Income Taxes

The Company's effective income tax rate on continuing operations for 1994 was 39.8% compared with 37.9% for 1993 and 35.2% for 1992. Tax rates were higher in 1994 principally because of changes in the federal tax law, prevailing high state income taxes in California, where Harmon did more business in 1994, and increased Missouri rates, where Harmon is headquartered. FASB 109, "Accounting for Income Taxes," was implemented in the first quarter of 1993 without any significant effect on operating results. See Note 5 of Notes to the Consolidated Financial Statements.


Inflation

Inflation has been moderate during the past three years, averaging 4% to 5% for materials and wages. Competitive pressure has required the Company to maintain or reduce sales prices to sustain market share. Management believes that competitive pricing pressures will remain for the foreseeable future. Its program to combat this is to continue to increase productivity, adopt emerging lower-cost technological advances into its products, expand its available products through internal development and acquire products or companies in the railroad industry that will expand Harmon's product or service offerings.


Liquidity and Capital Resources

Cash was down $2.8 million at year-end 1994 compared to 1993 year-end because $6.7 million cash (and 260,000 common shares) was used to finance the $9.9 million Servo acquisition. Interest-bearing debt was $1.9 million compared with $644,000. Interest bearing debt increased in 1994 chiefly from an increase in capitalized lease obligations incurred to purchase computer hardware and software and the use of $800,000 from its line of credit in 1994. The current ratio was 2.03:1 at 1994 year-end compared with 2.33:1 twelve months earlier, and the liabilities-to-equity ratio was .59:1 compared with .60:1.

                                                     Annual Report page 20 of 37

Cash Flow from Operations

Net cash provided from operations was $7.8 million for 1994, $3.1 million for 1993 and $7.3 million for 1992. Cash flow was strong throughout the 1994 year despite increased working capital needs to finance Harmon's growing business. Accounts receivable were $3.0 million higher at 1994 year-end. This increase, in part, reflects unusually large shipments in December of 1994. Even though net earnings for 1993 were $1.9 million greater than those of 1992, cash flows were less, largely because higher annual sales required more working capital in 1993 compared with 1992. The increases of $5.9 million in accounts receivable and $2.6 million in inventories were partially offset by increases of $1.6 million in accounts payable and $2.1 million for accrued payroll and benefits. The increase in receivables primarily reflects a $4.9 million increase in 1993 fourth quarter sales.


Cash Flow from Investing Activities

Net cash used in investing activities was $10.4 million in 1994, $4.7 million in 1993 and $2.5 million in 1992. The major difference between 1994 and 1993 was the Servo acquisition, which required a cash investment of $6.7 million. Capital expenditures for plant and equipment were similar in 1994 and 1993 at roughly $3.2 million, approximately $1 million more than was invested in 1992. However, a record $9.0 million is budgeted for capital expenditures in 1995, subject to current operating conditions experienced during the year.


Cash Flow from Financing Activities

Net cash used in financing activities was $188,000 in 1994, including $968,000 in shareholder cash dividends, which were reinstituted in 1994. In 1993, Harmon received nearly $10.5 million from its stock sale of 865,000 Company shares. It used $6.7 million to retire debt, generating a positive cash effect of approximately $3.8 million. In 1992, the Company received $13.8 million from the sale of stock and issuance of debt, and used $18.5 million to retire higher interest bearing debt.

     The net effect of the three separate elements determining cash flow was as follows: a decrease in net cash of $2.8 million in 1994, and increases of $2.6 million in 1993 and $86,000 in 1992.

     At December 31, 1994, the Company had unused lines of credit in the amount of approximately $19 million compared with approximately $20 million one year previous. Management believes that its current level of commitments and projected capital expenditures of approximately $9.0 million can be funded by cash flow from operations and through current lines of credit.


1995 Outlook

Management is optimistic for 1995, particularly for the second half as the first half will be burdened with the costs of integrating the Servo acquisition into the Harmon operation and the cancellation or postponement of certain contracts due to the uncertainties surrounding the pending Santa Fe-Burlington Northern merger. Second half volume will be helped by delivery of rail-transit contracts received in December, 1994, and from the anticipated added contribution from the Servo acquisition. Harmon entered 1995 with a record year-end backlog of $44.6 million, which included a stronger position in the rail-transit market. The balance sheet is very strong. There is very little interest-bearing debt, a current ratio in excess of 2:1, and a $19 million bank line of credit. Our core business - products, systems and services for the nation's freight hauling railroads - continues at a high level. In addition, customer acceptance of our newer products has been excellent.

     Earnings in 1995 must increase at least 6% before any increase in earnings per share can be realized because of an approximate 6% increase in average outstanding shares anticipated for 1995. This increase in average shares relates to 260,000 shares used to acquire the transportation division of Servo and 157,600 shares for stock options exercised in 1994.

                                                     Annual Report page 21 of 37

     Despite general optimism, there are many uncertainties. Among them are the degree to which the economy and our customers will continue to grow in the face of higher interest rates, whether government funding will continue as before - given the mood in the Congress to reduce federal spending and even to help defense contractors to enter our businesses, whether our R&D departments can continue their output of innovative and very successful products, the extent to which the devalued peso will affect niftier, and the outcome of the environmental matter discussed in Note 11 to the Consolidated Financial Statements.


Fourth Quarter Results

Sales for the 1994 fourth quarter were $32.2 million, 12.2% higher than 1993 fourth quarter sales of $28.7 million. Although gross profit dollars were up, gross profit margins were lower chiefly because research and development expenditures (R&D) were nearly double those of the same quarter in 1993. The lower margins along with the increase in selling, general and administrative expenses (largely because of higher sales and costs to implement MIS systems) in 1994 resulted in reduced net earnings in 1994 fourth quarter to $1.7 million compared with $2.0 million the prior year. Earnings per share were $0.25 compared to $0.30 a year earlier.


Quarterly Consolidated Statements of Earnings (Unaudited)
(In thousands, except per share data)

     1994 1993
Quarters ended                  March 31   June 30  Sept. 30   Dec. 31  March 31   June 30    Sept. 30    Dec. 31
Net sales                       $ 25,902  $ 32,166  $ 29,448  $ 32,187   $20,619   $22,852    $27,134     $28,690
Cost of sales                     17,503    21,882    19,997    21,641    13,571    14,791    18,185      19,170
R&D expenditures                     990       966       805     1,800       808       845    864         924
Gross profit                       7,409     9,318     8,646     8,746     6,240     7,216    8,085       8,596
Selling, general and
 administrative expenses           4,837     5,377     4,973     5,989     4,462     4,329    4,508       5,259
Amortization                          33        33        11         1        33        34    33          34
Miscellaneous (income)
 expense-net                          (4)      (20)       21       (31)       28       (56)   (7)         15
Operating income                   2,543     3,928     3,641     2,787     1,717     2,909    3,551       3,288
Investment income                     14         5         1        30         2        20    2           15
Interest expense                      43        80        85        56       151       207    46          23
Pre-tax earnings                   2,514     3,853     3,557     2,761     1,568     2,722    3,507       3,280
Income taxes                       1,018     1,523     1,406     1,099       589       992    1,310       1,302
Net earnings                    $  1,496  $  2,330  $  2,151  $  1,662   $   979   $ 1,730    $2,197      $1,978

Earnings per common share       $   0.23  $   0.36  $   0.33  $   0.25   $  0.17   $  0.28      0.34      $0.30

Weighted average shares (000s)     6,551     6,559     6,563     6,594     5,623     6,147      6,533     6,543


Quarterly per share amounts may not add to annual amounts due to the timing of net earnings and changes in common stock equivalents during each year.

                                                     Annual Report page 22 of 37


Consolidated Balance Sheets
(Dollars in thousands)
At December 31,                                                        1994         1993

Assets
Current assets:
   Cash and cash equivalents                                       $    250     $  3,065
   Trade receivables, less allowance for doubtful accounts
    of $360,000 in 1994 and $241,000 in 1993                         21,457       18,408
   Costs and estimated earnings in excess of billings on
    uncompleted contracts (note 3)                                    1,321          504
   Inventories:
      Work in process                                                 5,763        5,320
      Raw materials and supplies                                     11,955        9,396
                                                                     17,718       14,716
   Income tax receivable                                                667            -
   Deferred tax asset (note 5)                                          586          828
   Prepaid expenses and other current assets                            731          337

               Total current assets                                  42,730       37,858

Property, plant and equipment, at cost (note 4):
   Land                                                                 164          164
   Buildings                                                          4,596        4,174
   Machinery and equipment                                           11,680       10,792
   Office furniture and equipment                                    11,711        9,424
   Transportation equipment                                             928          872
   Leasehold improvements                                             1,600        1,393
                                                                     30,679       26,819
   Less accumulated depreciation and amortization                    19,610       17,796
               Net property, plant and equipment                     11,069        9,023

Deferred tax asset (note 5)                                             500          469
Cost in excess of fair value of net assets acquired, net of
 accumulated amortization of $1,349,000 in 1994 and
 $1,271,000 in 1993 (note 12)                                         7,967           78
Deferred compensation asset (note 7)                                  5,146        4,622
Other assets                                                            983          950

                                                                   $ 68,395     $ 53,000



See accompanying notes to consolidated financial statements.

                                                     Annual Report page 23 of 37


At December 31,                                                        1994         1993

Liabilities and Stockholders' Equity
Current liabilities:
   Current debt installments (note 4)                              $  1,174      $   205
   Accounts payable                                                   8,646        6,058
   Accrued payroll, bonus and employee benefit plan contributions     7,327        5,758
   Billings in excess of costs and estimated earnings on
    uncompleted contracts (note 3)                                    1,420        1,523
   Federal and state income taxes payable                                 -          518
   Other accrued liabilities                                          2,493        2,178
               Total current liabilities                             21,060       16,240

Deferred compensation liability (note 7)                              3,539        3,235
Long-term debt (note 4)                                                 733          439
               Total liabilities                                     25,332       19,914

Stockholders' equity (notes 4 and 8):
   Common stock of $.25 par value; authorized 20,000,000 shares in 1994 and 10,000,000 in 1993, issued 6,728,252 shares in
    1994 and 6,328,437 shares in 1993                                 1,682        1,582
   Additional paid-in capital                                        22,719       19,513
   Retained earnings                                                 18,662       11,991
               Total stockholders' equity                            43,063       33,086

Commitments and contingencies (notes 4, 7 and 11)




                                                                   $ 68,395     $ 53,000


                                                     Annual Report page 24 of 37


Consolidated Statement of Earnings
(Dollars in thousands, except per share data)

Years ended December 31,                                     1994         1993         1992
Net sales                                               $ 119,703    $  99,295    $  81,899
Cost of sales                                              81,023       65,716       54,271
Research and development expenditures                       4,561        3,442        3,541
           Gross profit                                    34,119       30,137       24,087

Selling, general and administrative expenses               21,176       18,558       15,646
Amortization of cost in excess of fair value
 of net assets of subsidiary acquired                          78          134          134
Miscellaneous (income) expense - net                          (34)         (20)           3
           Operating income                                12,899       11,465        8,304

Interest expense                                             (264)        (427)      (1,318)
Investment income                                              50           39           90
           Earnings from continuing operations
            before income taxes                            12,685       11,077        7,076

Income tax expense (benefit) (note 5):
   Current                                                  5,098        4,561        2,496
   Deferred                                                   (52)        (368)           2
                                                            5,046        4,193        2,498
           Earnings from continuing operations              7,639        6,884        4,578

Discontinued operations - Estimated gain on
 disposal, including provision for operating losses
 through disposal date, less applicable income tax
 expense of $85,000 in 1992 (notes 2 and 5)                     -            -          165
           Earnings before extraordinary item               7,639        6,884        4,743

Extraordinary item - Income tax benefit from utilization
 of net operating loss carryforward (note 5)                    -            -          273
           Net earnings                                  $  7,639     $  6,884     $  5,016

Earnings per common share:
   Continuing operations                                 $   1.16     $   1.11     $    .87
   Discontinued operations                                      -            -          .03
   Extraordinary item                                           -            -          .05
           Total                                         $   1.16     $   1.11     $    .95

Weighted average shares outstanding (000s)                  6,567        6,212        5,275


See accompanying notes to consolidated financial statements.

                                                     Annual Report page 25 of 37


Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                         Additional                                 Total
                                                 Common     Paid-in   Retained   Treasury    Stockholders'
                                                  Stock     Capital   Earnings      Stock          Equity
Balance at December 31, 1991                    $ 1,428     $12,883    $    91    $(7,025)        $ 7,377
Net earnings                                          -           -      5,016          -           5,016
Common stock issued (notes 7 and 8)                  96       2,708          -          -           2,804

Balance at December 31, 1992                      1,524      15,591      5,107     (7,025)         15,197
Net earnings                                          -           -      6,884          -           6,884
Common stock issued (notes 7 and 8):
   Stock offering                                    38       3,411          -      7,025          10,474
   Stock options and other                           20         511          -          -             531

Balance at December 31, 1993                      1,582      19,513     11,991          -          33,086
Net earnings                                          -           -      7,639          -           7,639
Cash dividends paid ($0.15 per share)                 -           -       (968)         -            (968)
Common stock issued (notes 7, 8 and 12):
   Servo acquisition                                 65       2,860          -          -           2,925
   Stock options and other                           35         346          -          -             381
Balance at December 31, 1994                    $ 1,682     $22,719    $18,662    $     -         $43,063



See accompanying notes to consolidated financial statements.

                                                     Annual Report page 26 of 37



Consolidated Statements of Cash Flows
(Dollars in thousands)

Years ended December 31,                                     1994         1993         1992
Cash flows from operating activities:
Net earnings                                             $  7,639     $  6,884     $  5,016
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
   Depreciation and amortization                            2,621        2,121        1,936
   Gain on disposal of discontinued operations (note 2)         -            -         (250)
   Gain on sale of property, plant and equipment               (6)          (7)          (9)
   Deferred tax expense (benefit)                             211         (453)         950

Changes in assets and liabilities:
   Trade receivables                                       (3,046)      (5,880)      (2,530)
   Inventories                                             (1,558)      (2,572)        (442)
   Estimated costs, earnings and billings on contracts       (920)        (850)         266
   Prepaid expenses                                          (109)         (70)          12
   Accounts payable                                         2,588        1,579            2
   Accrued payroll and benefits                             1,506        2,107          514
   Current income taxes                                    (1,104)         (64)       1,225
   Other liabilities                                         (319)          21          293
   Other deferred liabilities                                 304          310          413
   Discontinued operations                                      -           23         (117)
      Total adjustments                                       168       (3,735)       2,263
        Net cash provided by operating activities           7,807        3,149        7,279
Cash flows from investing activities:
Capital expenditures                                       (3,242)      (3,189)      (2,154)
Proceeds from sale of property, plant and equipment            30           26           29
Deferred compensation contributions                          (524)      (1,240)        (373)
Other investing activities                                    (37)          53          229
Net investing activities of discontinued operations             -         (339)        (223)
Servo acquisition                                          (6,661)           -            -
        Net cash used in investing activities             (10,434)      (4,689)      (2,492)

Cash flows from financing activities:
Proceeds from issuance of common stock                        300       10,817        2,804
Proceeds from issuance of long-term debt                        -            -       11,033
Net borrowings/(repayments) under line of credit agreements   800            -       (2,493)
Payment of dividends                                         (968)           -            -
Principal payments of long-term debt                         (320)      (6,655)     (16,045)
        Net cash provided by (used in) financing activities  (188)       4,162       (4,701)
Net increase (decrease) in cash and cash equivalents       (2,815)       2,622           86
Cash and cash equivalents at beginning of year              3,065          443          357
Cash and cash equivalents at end of year                  $   250     $  3,065      $   443

Supplemental disclosures of cash flow information:
Cash paid (received) during the year for:
   Interest                                               $   265      $   492     $  1,385
   Income taxes                                           $ 5,939      $ 3,865     $    863


See accompanying notes to consolidated financial statements.

                                                     Annual Report page 27 of 37

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Principles
Principles of Consolidation and Basis of Presentation
The consolidated financial statements of the Company include the accounts of Harmon Industries, Inc., and its wholly-owned subsidiaries, Harmon Electronics, Inc., Electro Pneumatic Corporation (EPC), Consolidated Asset Management Company, Inc. (CAMCO) and Cedrite Technologies, Inc. (Cedrite).

  Significant intercompany accounts and transactions have been eliminated in consolidation.

  The operations of Cedrite have been segregated in the accompanying consolidated statement of earnings and related footnotes as discontinued operations due to the approval in January 1991 by the Company's Board of Directors of a formal plan to dispose of the assets of Cedrite. Except as otherwise indicated, all footnote disclosure contains information relating to continuing operations.


Nature of Business

The Company is a major supplier of signal and train control products to railroads throughout North America and the world. It manufactures an extensive line of railroad signal and communication equipment, traffic control systems, rail/highway grade crossing hardware and related components.

  The Company also provides a single-source, rapid delivery service for urgently needed railroad components by warehousing commonly-used parts and equipment, which are manufactured both by Harmon and other vendors.


Inventory Valuation

Inventories are valued primarily at the lower of cost (first-in, first-out) or market (net realizable value). The components of cost are labor, materials and an allocation of manufacturing overhead.


Property, Plant and Equipment

Buildings, machinery and equipment, office furniture and equipment, transportation equipment and leasehold improvements are being depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from two to thirty-three years. Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized as additions to the appropriate asset accounts. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts, and any resulting gain or loss is reflected in operations.


Income Taxes

Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of that change in the method of accounting for income taxes in 1993 was immaterial.

  Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Pursuant to the deferred method under APB 11, which was applied in 1992 and prior years, deferred income taxes were recognized for income and expense items that are reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in tax rates.

                                                     Annual Report page 28 of 37

Long-term Contracts

Profits on long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. That portion of the total contract price is accrued which is allocable, on the basis of the Company's engineering estimates of the percentage of completion, to contract expenditures incurred. Profits are not recorded during the start-up phase of the contract, which has been determined by the Company to approximate the initial 15% of design and construction. All losses are recognized in the period during which they become evident.

Cost in Excess of Fair Value of Net Assets Acquired
Cost in excess of the fair value of net assets acquired is amortized on a straight-line basis generally over fifteen years.


Patents

The cost of patents acquired is being amortized on a straight-line basis over the estimated remaining economic lives of the respective patents, which is less than the statutory life of each patent.


Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.


Research and Development

Costs incurred in the creation and start-up of new products or in changing existing products are charged to expense as incurred.


Earnings per Common Share

Earnings per common share are based on the weighted average number of common shares outstanding. Effect is given to common stock equivalents (stock options), if dilutive.


Note 2. Discontinued Operations

Cedrite Technologies, Inc.
On January 30, 1991, the Company announced its intention to dispose of Cedrite. A formal plan of disposal was approved by the Board of Directors.

  The estimated loss on disposal at December 31, 1990 included the writedown of property, plant and equipment to market value based on an independent appraisal, closedown expenses, loss on fulfilling other obligations and anticipated operating losses of Cedrite through the shutdown date. On December 5, 1991 the Company sold the majority of the Cedrite equipment at auction. The remaining equipment was sold during 1992. In 1993 the remaining long term assets were written off against the reserve.

  Interest expense on the debt associated with discontinued operations was charged to discontinued operations until the date the operations were discontinued. Thereafter, all interest expense has been charged to continuing operations.

                                                     Annual Report page 29 of 37

Note 3. Contracts in Progress
Contract costs on uncompleted contracts are as follows:


                                    Costs and   Billings in
                                    estimated     excess of
                                     earnings     costs and
                                    in excess     estimated
     (Dollars in thousands)       of billings      earnings        Total
     December 31, 1994:
     Costs and estimated earnings    $ 11,820      $ 34,666     $ 46,486
     Billings                          10,499        36,086       46,585
                                     $  1,321      $ (1,420)    $    (99)

     December 31, 1993:
     Costs and estimated earnings    $  2,023      $ 34,090     $ 36,113
     Billings                           1,519        35,613       37,132
                                      $   504      $ (1,523)    $ (1,019)


     All receivables on contracts in progress are considered to be collectible within twelve months.



Note 4. Indebtedness
     (Dollars in thousands)                            1994         1993
     Industrial revenue bonds                       $   140      $   280
     Capitalized lease obligations                      967          364
     Revolving credit agreement                         800            -
          Total indebtedness                          1,907          644
     Less current installments                        1,174          205
          Long-term debt                            $   733      $   439

Industrial revenue bonds

The industrial revenue bonds were issued to provide funds to construct and equip manufacturing and research and development facilities. The bonds bear interest at 89.7% of the prevailing prime commercial rate but not less than 7.5% (7.6% at December 31, 1994) and mature in annual installments of $140,000 plus interest through 1995. They are secured by buildings and equipment with a depreciated cost of $1,566,000, and land with a cost of $22,000 at December 31, 1994.


Capitalized lease obligations

The Company entered into various computer hardware and software capital lease agreements totaling $783,000 and $379,000 in 1994 and 1993, respectively. Monthly installments are due through October 1998. The implied interest rate in the lease is 8.0%.

                                                     Annual Report page 30 of 37

Revolving credit agreements

The Company has an unsecured $15,000,000 revolving credit agreement available at December 31, 1994, with no outstanding borrowings. Outstanding borrowings come due on June 28, 1996 and bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage.

  The Company has a reducing revolving credit agreement with original total credit availability of $6,000,000 reducing by $300,000 each quarter beginning after June 30, 1993. The Company has availability under this agreement of $3,900,000 reduced by current borrowings of $800,000 at December 31, 1994. Outstanding borrowings come due on June 28, 1998 and bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage (8.75% at December 31, 1994). Borrowings under this agreement are collateralized by liens against substantially all of the Company's equipment and machinery.


Covenants

The various indebtedness agreements contain, among other things, covenants relating to: maintenance of certain levels of consolidated net worth and limitations of total liabilities; maintenance of certain ratios of debt to equity and current assets to current liabilities; and certain limitations on the payment of cash dividends. At December 31, 1994, the Company is in compliance with all covenants under its indebtedness agreements.


Maturities

At December 31, 1994, long-term debt maturities for 1995 and thereafter are:
(Dollars in thousands)


   Years ended December 31
   1995                                           $ 1,174
   1996                                               254
   1997                                               275
   1998                                               204
                                                  $ 1,907


Note 5. Income Taxes
Income tax expense consisted of the following:


     (Dollars in thousands)              1994      1993      1992
     Current:
       Federal                       $  4,193  $  4,029  $  1,406
       State                              905       532       227
         Total current                  5,098     4,561     1,633

     Deferred:
       Federal                            (14)     (332)      898
       State                              (38)      (36)       52
         Total deferred                   (52)     (368)      950
         Total income tax expense    $  5,046  $  4,193  $  2,583


                                                     Annual Report page 31 of 37

The income tax expense is reflected in the accompanying consolidated statements of earnings as follows:


     (Dollars in thousands)              1994       1993       1992
     Continuing operations           $  5,046   $  4,193   $  2,498
     Discontinued operations                -          -         85
       Total                         $  5,046   $  4,193   $  2,583

     Income tax expense attributable to income from continuing operations for the years ended December 31, 1994, 1993, and 1992, respectively, differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent for 1994 and 34 percent for 1993 and 1992 to pretax income from continuing operations as a result of the following:


     (Dollars in thousands)                         1994       1993       1992
     Computed "expected" tax expense            $  4,440   $  3,766   $  2,406
     Increase (reduction) in income taxes
      resulting from:
       State and local income taxes,
        net of federal income tax benefit            564        327        184
       Research and experimentation credits          (11)         -       (111)
       Other, net                                     53        100         19
                                                $  5,046   $  4,193   $  2,498


     The significant components of deferred income tax expense attributable to income from continuing operations for the year ended December 31, 1992 are as follows:


     (Dollars in thousands)                                       1992
     Excess of tax over financial statement depreciation       $   (25)
     Impact of net operating loss carryforward
      utilized for financial reporting purposes                    914
     Deferred compensation                                        (141)
     Compensated absences                                          (24)
     Other                                                         226
                                                                $  950


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1993 are presented below:


     (Dollars in thousands)                        1994      1993
     Deferred tax assets:
       Deferred compensation                    $ 1,327   $ 1,213
       Compensated absences                         256       240
       Inventories                                  186       184
       Allowance for doubtful accounts              135        90
       Various other reserves                       378       665
         Total gross deferred tax assets          2,282     2,392
         Less valuation allowance                   369       351
                                                  1,913     2,041

     Deferred tax liabilities:
       Plant and equipment                         (827)     (744)
         Net deferred tax assets                $ 1,086   $ 1,297


The valuation allowance for deferred tax assets as of January 1, 1993 was approximately $220,000. The net change in the total valuation allowance for the years ended December 31, 1994 and 1993 were $18,000 and $131,000, respectively. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Note 6. Business Segment Information
The Company and its subsidiaries operate in one reportable segment of railroad electronics and related products.
     Two customers accounted for net sales of approximately $25,735,000 and $11,015,000 for the year ended December 31, 1994, net sales of approximately $14,168,000 and $10,136,000 for the year ended December 31, 1993 and net sales of approximately $11,858,000 and $10,119,000 for the year ended December 31, 1992. The Company has no other unusual credit risks or concentrations.

Note 7. Commitments
The Company has entered into various lease arrangements covering the use of manufacturing facilities, administrative offices and equipment, all of which are operating leases. Rental expense related to these leases amounted to $1,398,000, $1,268,000 and $1,234,000 for the years ended December 31, 1994, 1993 and 1992, respectively.
     A summary of non-cancelable long-term operating lease commitments follows:
(Dollars in thousands)

                                                 Asset leased
                                                     Real          Total Com-
     Years ended December 31,      Equipment       property         mitments
        1995                       $      125     $   1,019        $   1,144
        1996                               96           764              860
        1997                               52           292              344
        1998                                -           298              298
        1999                                -           188              188

     The Company has future minimum rentals to be received amounting to $152,000 for the year ending December 31, 1995.
     It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1995.

Employee Benefits
In 1985, the Company formed an Employee Stock Ownership Plan and Trust (ESOP), which includes all employees. Company contributions to the ESOP are normally based on a percentage of pretax earnings.
     In January 1992, the Company issued 110,000 shares of common stock to the ESOP, representing a portion of the 1991 contribution to the plan. The Company valued such shares at the closing bid price for the common stock as of the issue date of $4.625.
     In 1994 and 1993 no contributions of common stock were made to the ESOP. ESOP contributions charged to operating expense were $3,045,000, $2,540,000 and $1,547,000 for the years ended December 31, 1994, 1993 and 1992, respectively.

                                                  Annual Report page 33 of 37


     The Company and its subsidiaries have various bonus plans based primarily on Company performance. Accrued and unpaid bonuses at December 31, 1994 and 1993 were $1,467,000 and $1,246,000, respectively.
     The Company has a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability. Under the plan, certain employees receive retirement payments equal to a portion of the three highest continuous years' average compensation. These payments are to be made for the remainder of the employees' life with a minimum payment of ten years' benefits to either the employee or his or her beneficiary. The plan also provides for reduced benefits upon early retirement, disability or termination of employment. The deferred compensation expense was $522,000, $426,000 and $493,000 for the years ended December 31, 1994, 1993 and 1992, respectively.
     The Company has recorded the assets and liabilities for the deferred compensation at gross amounts in the Consolidated Balance Sheets because such assets and liabilities belong to the Company rather than to any plan or trust. The assets are recorded at cost, and the liability is computed and recorded in accordance with SFAS 87, "Employers' Accounting For Pensions."
     The Company does not provide other post-retirement benefits.

Note 8. Stockholders' Equity
A summary of stock options granted, exercised and expired follows:

                                              Shares          Price Per Share
     Balance at December 31, 1991             355,975             $3.92         Average Price
     Granted                                   66,500              5.50-8.25
     Exercised                                (39,275)             3.88-5.50
     Expired                                  (30,350)             3.88-5.21
     Balance at December 31, 1992             352,850              4.40         Average Price

     Granted                                   32,000             13.38-21.50
     Exercised                                (75,600)             3.88-5.50
     Expired                                   (2,000)             4.13
     Balance at December 31, 1993             307,250              5.70         Average Price

     Granted                                   42,000             20.50-22.75
     Exercised                               (157,600)             3.88-13.38
     Expired                                   (2,000)             5.50-7.25
     Balance at December 31, 1994             189,650            $10.44         Average Price

The Company has exercisable outstanding stock options for 174,045 shares of common stock at prices ranging from $3.88 to $22.75 a share as of December 31, 1994. In May 1994 and 1993, the Company granted stock options for up to 2,000 common shares to each of the Company's eleven directors as of those dates, respectively. The options expire on May 31, 1996 and May 28, 1995, respectively. In June 1992, the Company granted stock options for up to 1,000 common shares to each of the Company's nine directors as of that date. The options expired on May 31, 1994.
     On December 31, 1992, the Company issued 227,027 shares of common stock as a result of conversion of the 9% subordinated convertible debentures. The shares were issued at the conversion price of $9.25 per share.

                                                  Annual Report page 34 of 37



     The Company and selling shareholders sold 1,150,000 shares of common stock in a public offering in April and May 1993 (285,000 shares were sold by shareholders). The Company received cash proceeds of approximately $10,474,000 from the public offering of 865,000 shares of its common stock in 1993.
     The Company issued 260,000 shares of unregistered common stock to Servo Corporation of America in December 1994 (See Note 12).

Note 9. Affiliates
.The Company has investments of 38% and 20% in unconsolidated affiliates which are accounted for under the equity method. Equity in earnings (losses) of these affiliates was not significant for the years ended December 31, 1994, 1993 and 1992. The Company had sales to these related entities totaling $272,000, $398,000 and $555,000 for 1994, 1993 and 1992, respectively. The Company had receivables due from these entities of $60,000 and $71,000 as of December 31, 1994 and 1993.

Note 10. Other Financial Information
The Company has classified certain environmental compliance expenses as cost of sales in the accompanying statements of operations. These expenses amounted to $164,000, $465,000 and $542,000 for the years ended December 31, 1994, 1993 and
1992, respectively.

Note 11. Litigation
Environmental matter
On September 30, 1991, the United States Environmental Protection Agency (EPA) issued a complaint against the Company alleging violations of the Resource Conservation and Recovery Act (RCRA) and RCRA regulations in the disposal of solvents at the Company's Grain Valley, Missouri, plant. The complaint sought penalties in the amount of $2,344,000 and proposes certain compliance actions. In January 1994 the administrative hearing on the penalty assessment was heard. The decision from that hearing reduced the penalties to $586,000.
     Based on the Company's cooperation with the Missouri Department of Natural Resources (MDNR), which had the original jurisdiction of the matters complained by the EPA, in voluntarily disclosing the alleged violations and in promptly undertaking all remedial actions specified by the MDNR, the penalties appear to the Company's legal counsel to be excessive. However, because so few cases have been disposed of by settlement, or by administrative or judicial proceedings since the new penalty guidelines were adopted, legal counsel cannot express an opinion as to the ultimate amount, if any, of the Company's liability.
     The Company has recorded a total of $1,735,000 of environmental compliance expenses to date relating to this matter. The Company has recorded a liability for its best estimates of the costs to be incurred relative to the compliance actions in other accrued liabilities. Since the amount of the penalty cannot be reasonably determined at this time, no estimate is included for it in the financial statements.

Other litigation
The Company has been named as a defendant in several other lawsuits in the normal course of its business. In the opinion of management, after consulting with legal counsel, the liabilities, if any, resulting from these matters will not have a material effect on the consolidated financial statements of the Company.

                                                  Annual Report page 35 of 37


Note 12. Acquisition
On December 20, 1994, the Company acquired the transportation division of Servo Corporation of America. Servo's transportation division manufactures hot box detector systems and various components to help railroads monitor the condition of bearings and wheels on freight and passenger vehicles.
     The purchase method of accounting for business combinations was used. The operating results of this division have been included in the Company's consolidated results of operations from the date of acquisition and were insignificant in 1994. The Servo acquisition was made with the issuance of 260,000 shares of unregistered common stock valued at $11.25 per share, as determined by a fair market value analysis conducted by an independent investment and securities firm, and $6,661,000 in cash. The fair value of assets acquired, including goodwill, was $10,283,000 and liabilities assumed totalled $697,000. Goodwill of $7,967,000 will be amortized over fifteen years on a straight line basis. Assets acquired included inventory, fixed assets and other miscellaneous items.
     The pro forma results below (unaudited) assume the acquisition occurred at the beginning of the year ended December 31, 1994 (dollars in thousands, except per share data).

          Net sales                                    $131,024
          Operating income                               13,730
          Net earnings                                    8,152
          Earnings per common share                        1.19

                                                  Annual Report page 36 of 37


Report of Management

To the Stockholders of Harmon Industries, Inc.:

The management of Harmon Industries, Inc., is responsible for the preparation, presentation and integrity of the consolidated financial statements and other information included in this annual report. The financial statements have been prepared by the Company in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.
     The financial statements have been audited by KPMG Peat Marwick LLP, independent public -accountants. Their audits were made in accordance with generally accepted auditing standards and included such reviews and tests of the -Company's internal accounting controls as they considered necessary.
     The Company maintains a system of internal accounting controls designed to provide reasonable assurance at reasonable cost that Company assets are protected against loss or unauthorized use and that transactions and events are properly recorded.
     The Board of Directors, through its Audit Committee, comprised solely of directors who are not employees of the Company, meets with management and the independent public accountants to assure that each is properly discharging its respective responsibilities. The independent accountants have free access to the Audit Committee, without management present, to discuss the results of their work and their assessment of the adequacy of internal accounting controls and the quality of financial reporting.




Bjorn E. Olsson                              Charles M. Foudree
President and Chief Executive Officer        Executive Vice President -
                                             Finance, Treasurer and Secretary
February 3, 1995

                                                  Annual Report page 37 of 37


Report of Independent Auditors
The Board of Directors and Stockholders of Harmon Industries, Inc. and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of Harmon Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmon Industries, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1994, in conformity with generally accepted accounting principles.


                                             KPMG Peat Marwick LLP
Kansas City, Missouri
February 3, 1995




                                  Page 52 of 72