Form 10-K, Exhibit 13
period 1995-12-31
HARMON INDUSTRIES INC
filed 1996-04-01
CIK 45635

Harmon Industries, Inc. and Subsidiaries
Selected Consolidated Financial Data (Unaudited)
(Dollars in thousands, except per share data)

Years ended December 31                             1995         1994        1993       1992
Operations
Net sales                                      $ 136,780    $ 119,703   $  99,295   $  81,899
Cost of sales                                     96,094       81,023      65,716      54,271
Research and development expenditures              5,218        4,561       3,442       3,541
Gross profit                                      35,468       34,119      30,137      24,087
Selling, general and administrative expenses      23,200       21,176      18,558      15,646
Other operating expenses (income)                    481           44         114         137
Operating income                                  11,787       12,899      11,465       8,304
Other expenses                                       607          214         388       1,228
Pre-tax earnings (continuing operations)          11,180       12,685      11,077       7,076
Income taxes                                       4,294        5,046       4,193       2,498
Earnings from continuing operations                6,886        7,639       6,884       4,578
Gain (loss) from discontinued operations            ----         ----        ----         165
Use of net operating loss carryforward              ----         ----        ----         273
Net earnings (loss)                            $   6,886    $   7,639   $   6,884   $   5,016

Effective tax rate - continuing operations         38.4%        39.8%       37.9%       35.3%
Return on sales - continuing operations             5.0%         6.4%        6.9%        5.6%
Return on equity - continuing operations           14.0%        17.7%       20.8%       30.1%
Return on equity - total                           14.0%        17.7%       20.8%       33.0%
Weighted average shares                            6,827        6,567       6,212       5,275

Per Share Data
Earnings from continuing operations            $    1.01    $    1.16   $    1.11   $     .87
Net earnings (loss)                                 1.01         1.16        1.11         .95
Cash dividends                                       .15          .15        ----        ----
Book value                                          7.23         6.40        5.23        2.82
Price/earnings ratio range                     13.2-20.3    14.2-20.9   10.5-20.9    3.6-13.4

Other Data At Year-End
Working capital                                $  35,014    $  21,670   $  20,790   $  10,740
Total assets                                      86,845       68,395      53,000      38,488
Long-term debt                                    12,090          733         439       4,898
Stockholders' equity                              49,232       43,063      33,086      15,197
Current ratio                                     2.60:1       2.03:1      2.28:1      1.72:1
Quick assets ratio                                1.16:1       1.03:1      1.32:1       .87:1
Liabilities to equity ratio                        .76:1        .59:1       .60:1      1.53:1
Capital additions                                  5,532        3,242       3,189       2,154
Depreciation and amortization                      3,906        2,621       2,121       1,936
Outstanding shares (000s)                          6,806        6,728       6,328       5,383

                                                                                        5 yr.        10 yr.
                                                                                     Compound      Compound
     1991        1990        1989        1988        1987        1986        1985      Growth        Growth
$  70,934   $  72,707   $  70,154   $  64,558   $  57,068   $  47,223   $  52,993     +13.47%        +9.95%
   45,536      47,478      46,377      42,044      37,995      30,333      34,426
    4,000       3,414       3,200       3,669       3,318       2,360       2,095
   21,398      21,815      20,577      18,845      15,755      14,530      16,472     +10.21%        +7.97%
   13,550      14,427      13,186      11,965      10,671       9,362       8,497
    1,122         762        (263)        (27)         43         145         125
    6,726       6,626       7,654       6,907       5,041       5,023       7,850     +12.21%        +4.15%
    2,118       1,504       1,244       1,301       1,519         885       1,720
    4,608       5,122       6,410       5,606       3,522       4,138       6,130     +16.90%        +6.19%
    1,688       2,022       2,506       2,100       1,613       2,039       2,909
    2,920       3,100       3,904       3,506       1,909       2,099       3,221     +17.31%        +7.89%
   (2,492)    (12,306)     (2,744)     (1,020)       (217)         --          --
      395          --          --          --          --          --          --
$     823   $  (9,206)  $   1,160   $   2,486   $   1,692   $   2,099   $   3,221        N/M*        +7.89%

    36.6%       39.5%       39.1%       37.5%       45.8%       49.3%       47.5%
     4.1%        4.3%        5.6%        5.4%        3.3%        4.4%        6.1%
    39.6%       53.9%       26.5%       25.9%       16.5%       20.0%       22.9%
    11.2%     (160.2%)       7.9%       18.3%       14.6%       20.0%       22.9%
    5,066       4,723       4,633       4,479       4,472       4,854       4,430


$     .58   $     .66   $     .84   $     .78   $     .43   $     .43   $     .73      +8.88%        +3.30%
      .16       (1.95)        .25         .56         .38         .43         .73        N/M*        +3.30%
       --       .0625        .125        .125        .125        .125        .125
     1.48        1.20        3.19        3.03        2.59        2.34        2.94     +43.24%        +9.41%
21.9-45.3         N/A   23.0-35.0    9.5-14.8   13.2-22.4   15.4-27.3    8.2-16.1


$   9,660   $   7,955   $  14,444   $   7,037   $  11,870   $  11,599   $   9,962     +34.50%       +13.39%
   36,575      41,408      48,082      42,948      37,984      34,045      30,111     +15.97%       +11.17%
   11,915      17,220      17,688      12,139      14,621      13,793       6,604
    7,377       5,747      14,756      13,557      11,604      10,470      14,038     +53.66%       +13.37%
   1.71:1      1.49:1      2.08:1      1.45:1      2.17:1      2.36:1      2.17:1
    .76:1       .66:1       .84:1       .60:1      1.09:1       .96:1       .90:1
   3.96:1      6.21:1      2.26:1      2.17:1      2.27:1      2.25:1      1.14:1
    1,098       4,521       4,589       9,886       3,552       2,212       2,919
    2,022       3,511       3,185       2,834       2,531       2,074       1,775
    4,998       4,790       4,628       4,478       4,472       4,472       4,769

                                                         *Not Measurable

HARMON INDUSTRIES, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview
Harmon's total business has been on an upward trend for the past several years. The Company has increased its market share with its principal customers, the Class I and Short-Line Railroads, and it has successfully entered into the new construction portion of the rail transit market, principally because of its technology and service. Additionally, the purchasing, materials management and pre-assembly services supplied by its asset management services subsidiary are filling an increasing need in the industry as railroads continue to downsize.

Profile of Current Operations
The Company's sales are summarized by product category in the table on page 17. The table also breaks out gross sales and percentages of total sales for each of the past three years. Sales of signal and control products by the Company's asset management services subsidiary (CAMCO) are included in those descriptive categories. The value-added portion supplied with those products by CAMCO remains in the asset management services category. A new category, Train Inspection Systems, is included this year, because its sales reached a sufficient level to separate them from the "Other" category of previous years.

Train Control Systems include products related to the control of train movement. These include signal control track circuits (Electro Code); interlocking control equipment such as Electro Logic, the Harmon Logic Controller (HLC) and the Vital Harmon Logic Controller (VHLC); carborne equipment (Ultra Cab); and computer-based control systems (TTM).

Signal Systems include all products related to rail/highway crossing warning systems. The products include motion detectors and predictors (the Company's PMD and HXP, among others); flashing lights and cantilevers; and the design, wiring and installation of packages comprised of these products.

Asset
Management Services provides a single-source, rapid delivery service for railroad components. It involves warehousing commonly-used parts and equipment that are manufactured by the Company and by other vendors. This service has been expanded in recent years to include asset and materials management as well as assembly of various components, which are delivered as a complete unit, ready for installation.

Train Inspection Systems include products that monitor the condition of trains when they pass a train inspection site. The hot box detector is the principal product, which is installed beside the track to detect overheating bearings in passing rail cars, a serious condition that could lead to derailments. Other products include a sensor to identify high or wide loads and a device that detects foreign objects being dragged under a rail car.

Printed Wiring Boards include production of customer designed printed wiring boards for shipment to other electronics manufacturers.

Other sales include communication equipment and products that do not fit readily into the other five categories.

Sales by Product or                           Years ended December 31,
Service Function*                         1995               1994              1993
   (Dollars in thousands)          Amount       %     Amount       %    Amount       %
   Train Control Systems         $ 55,437   40.7%   $ 45,711   38.4%   $37,585   38.0%
   Signal Systems                  42,374   31.1%     35,449   29.8%    36,034   36.5%
   Asset Management
      Services                     14,194   10.4%     20,894   17.5%    10,223   10.3%
   Train Inspection Systems        11,360    8.4%      5,054    4.2%     4,510    4.6%
   Printed Wiring Boards            6,752    5.0%      6,307    5.3%     6,180    6.3%
   Other                            5,999    4.4%      5,712    4.8%     4,252    4.3%
   Total                         $136,116  100.0%   $119,127  100.0%   $98,784  100.0%

*Sales volumes shown above are gross totals and do not include cash discounts or deferred contract revenue. As a result, there are minor differences between the figures in this table and those presented in the Consolidated Statements of Earnings. The differences do not affect the validity of the discussion and analysis.


Results of Operations

Years Ended December 31, 1995, 1994 and 1993. Net sales increased 14.3% to $136.8 million in 1995. Sales in 1994 were $119.7 million, 20.6% above the $99.3 million recorded for 1993. Net earnings for 1995 were $6.9 million ($1.01 per share), a decrease of 9.9% from the record $7.6 million ($1.16 a share) earned in 1994, which was 11.0% greater than the $6.9 million ($1.11 a share) earned in 1993. The decrease in earnings in 1995 was due primarily to a higher cost of sales principally occasioned by production issues related to the acquired hot box detector line, operating inefficiencies resulting from customer-induced delays in shipments, a $657,000 increase in research and development expenditures and higher interest costs. The increase in earnings in 1994 over those of 1993 was the result of substantially higher sales at slightly lower margins.

The table on page 18 illustrates the percentage relationship to net sales for certain items reflected in the Company's Consolidated Statements of Earnings and the percentage increase or decrease in the dollar amounts of such items year-to-year.


Net Sales

Harmon's 14.3% increase in net sales in 1995 was due to gains in system sales (train control, train inspection and signal). Approximately half of the gain was the result of the Serrmi acquisition and a resurgence in rail-highway crossing installation sales (signal systems), which increased Harmon's market share last year. The remainder reflects gains in shipments on rail transit contracts and for carborne equipment (train control systems) and hot box detectors from the Servo acquisition (train inspection systems). Sales of asset management services were down $6.7 million in 1995 when shipments were delayed because of railroad merger activity.

The 20.6% increase in net sales in 1994 resulted from a $10.7 million increase in asset management services revenues, an $8.1 million gain in train control system sales, much of which was related to rail transit contracts. The gain in train control systems in 1994 reflects the industry's growing acceptance of Harmon's control products, the HLC, VHLC and Ultra Cab.

Operating Summary

                                       Percentage of Net Sales          Percentage of Change
                                        Years ended December 31,            1995       1994       1993
                                                                            over       over       over
                                      1995       1994       1993            1994       1993       1992
Net sales                           100.0%     100.0%     100.0%            14.3%      20.6%      21.2%
Cost of sales                        70.3%      67.7%      66.2%            18.6%      23.3%      21.1%
Research and development              3.8%       3.8%       3.5%            14.4%      32.5%     (2.8)%
Gross profit                         25.9%      28.5%      30.3%             4.0%      13.2%      25.1%
Selling, general and
administrative expenses              17.0%      17.7%      18.7%             9.6%      14.1%      18.6%
Other operating expenses, net         0.4%       0.0%       0.1%           993.2%    (61.4)%    (16.8)%
Operating income                      8.5%      10.8%      11.5%           (8.6)%      12.5%      38.1%
Other expenses                        0.4%       0.2%       0.4%           183.6%    (44.8)%    (68.4)%
Earnings before income taxes          8.1%      10.6%      11.1%          (11.9)%      14.5%      56.5%
Income taxes                          3.1%       4.2%       4.2%          (14.9)%      20.3%      67.9%
Net earnings                          5.0%       6.4%       6.9%           (9.9)%      11.0%      50.4%

Sales of the Company's signal systems are influenced by the financial condition of the railroad industry, the railroads' budgets for planned equipment expenditures and by the level of activity in authorizing grade crossing warning system improvements subject to 80% federal support, up to a 1996 authorized limit of $160 million. Authorization expires in 1997, and future extensions are uncertain. Rail transit project funding is expected to approximate 1995 levels.

The market for the remainder of the Company's products is largely dependent on the financial condition of the railroad industry, the trend of the general economy, and individual railroads' budgets for capital expenditures and repairs and maintenance.

Gross Profit
Gross profit margins for 1995 decreased to 25.9% of sales from 28.5% in 1994. The decline was caused primarily by inefficiencies in manufacturing the acquired hot box detector product line, difficulties encountered by the Company when its shipment stream was interrupted by railroad merger activity, increased R&D expenditures and from low margins obtained on "pass through" sales that were part of rail transit contracts.

Gross profit margins for 1994 decreased to 28.5% from 30.4% for 1993. The decline reflects that asset management services sales, which are traditionally lower in margin, comprised a greater percentage of total sales than they did in 1993. In addition, R&D expenditures were higher in 1994 than in 1993.

Selling, General & Administrative Expenses
Selling, general and administrative expenses (SG&A) for 1995 increased approximately $2.0 million to $23.2 million (17.0% of net sales) from $21.2 million (17.7% of net sales) in 1994 and $18.6 million (18.7%) in 1993. The downward trend as a percentage of net sales reflects gains in cost controls and the fixed nature of certain costs. The absolute increase in dollars each year basically reflects the result of inflation, commissions incident to higher sales volume, and additions to SG&A expenses incident to two acquisitions made in December 1994 and February 1995. These expenses were offset somewhat in 1995 by lower profit-based bonuses.

Amortization Expenses
The increase in amortization expenses in 1995 is attributable to the acquisitions of the hot box detector line of Servo Corporation of America at the end of 1994 and the assets of Serrmi Services, Inc. in the first quarter of 1995.

Other Operating Expenses
Changes in other operating expenses were insignificant in 1995, 1994 and 1993.

Interest Expense
Interest expense was $741,000 in 1995, $264,000 in 1994 and $427,000 in 1993.
The increase for 1995 was the result of increased borrowings related to the acquisitions and to provide working capital. Interest costs were lower in 1994 as borrowings were less than in 1993.

Income Taxes
The Company's effective income tax rate for 1995 was 38.4% compared with 39.8% for 1994 and 37.9% for 1993. Tax rates were lower in 1995 because Harmon did more business in states with lower tax rates than it did in 1994.

Tax rates were higher in 1994 than in 1993 principally because of changes in the federal tax law, prevailing high state income taxes in California, where Harmon did more business in 1994, and increased Missouri tax rates, where Harmon is headquartered. See Note 4 of Notes to the Consolidated Financial Statements.

Inflation
Inflation has been moderate during the past three years, averaging 3% to 4% for materials and wages. Competitive pressure has required the Company to maintain or reduce sales prices to sustain market share. Management believes that competitive pricing pressures will remain for the foreseeable future. Its program to combat this is to continue to increase productivity, adopt emerging lower-cost technological advances into its products, expand its available products through internal development and acquire products or companies in the railroad supply industry that will expand Harmon's product or service offerings.

Liquidity, Cash Flow  and Capital Resources
The Company had a very strong balance sheet at 1995 year-end. Total assets were $86.8 million, up $18.5 million. Stockholders' equity rose to $49.2 million ($7.23 per share) from $43.1 million ($6.40 per share). Working capital was $35 million, which produced a current ratio of 2.6:1 compared to 2.0:1 a year earlier. Cash was down $926,000 and interest-bearing debt was up $10.5 million in 1995. Cash was used to fund the acquisition of Serrmi ($1.2 million), capital expenditures of $5.5 million, increased receivables of $3.9 million (largely because of $4.3 million increase in sales in the 1995 fourth quarter), and to support increased year-end inventories and increases in contracts in progress.

At year-end 1995, the Company had an $18 million line of working capital credit and had borrowed $11.5 million. Capital expenditures for 1996 are expected to be approximately $8 million, roughly $2.5 million higher than the capital expenditures for 1995.

1996 Outlook

There is much to be optimistic about for 1996. The Company's core business is solid. It begins the new year with a record backlog of $49.1 million, up $4.5 million from the year earlier backlog of $44.6 million. The shipment delays that accompanied the railroad merger activity in 1995 are largely over, and business is returning to normal. Further, the production and inventory difficulties that surrounded the integration of the acquired hot box detector product line are largely behind the Company, although the hot box detector line's profit margins will be below their targeted levels for the next several months as some high cost inventory remains to be sold off. In addition, customer acceptance of our newer products has been excellent.

Despite the favorable climate for increased business for Harmon, there are some uncertainties to consider as well. Among them are whether the economy will perform as well in 1996, whether government funding for rail transit and grade crossing warning systems will continue as before - given the mood in the Congress to reduce federal subsidies, whether our R&D departments will continue their output of innovative and very successful products, and what the outcome will be for the environmental matter discussed in Note 10 to the Consolidated Financial Statements.

Further, the railroad industry remains acquisition minded. Mergers typically create short-term problems, particularly with shipment continuity and immediate new business. Long-term, however, mergers often prove beneficial as the surviving entity often consolidates traffic patterns to strengthen its operation, which for Harmon translates into additional orders for signal and control systems.

Finally, we are operating at near-capacity in several areas of our business. Accordingly, we will spend substantial sums of money over the next several years to expand capacity in order to bid on larger contracts and to produce larger and more complex systems. We are addressing these issues by expanding our manufacturing space at several locations and increasing the size of our research and development center to accommodate many additional engineers.

We also intend to increase our total capacity by outsourcing certain functions that would be more expensive to do in-house with our present volume of business. Management also recognizes that capacity can be increased by joining forces with others, particularly on very large installations, such as multimillion dollar contracts that will be bid on this year by suppliers to the rail transit industry. We will also make some major changes internally in 1996 to improve our cost effectiveness and the overall management of our processes. We view these expenditures as the price of admission to reach the next level of annual sales.

Other
There are no pending accounting pronouncements which will have a significant effect on the Company's financial statements.

Fourth Quarter Results
Sales for the 1995 fourth quarter were $36.5 million, 13.5% higher than 1994 fourth quarter sales of $32.2 million. Cost of sales as a percentage of sales was 70.8% in 1995 compared with 67.2% in 1994, which reflected a higher margin product mix in 1994 than in 1995. Net earnings for the 1995 fourth quarter were $1.8 million ($0.27 per share) compared with $1.7 million ($0.25 per share) in the year earlier period.

While this year's final quarter reflected increased sales and earnings from the same quarter a year ago, we expected to perform better than we did. We anticipated higher volume and geared up accordingly for rush shipments that were subsequently delayed for a month and more. In an effort to compensate for these delays as much as possible, we rescheduled other projects. We put all our factories on heavy production schedules and outsourced some engineering capacity that we would normally have done in-house at lower cost. In addition, we were forced to expedite material to get our rescheduled projects out in a timely manner. Thus a combination of lower volume, primarily due to delayed shipping schedules among our customers, and higher costs incurred due to an effort to compensate as much as possible, negatively affected our earnings.

Quarterly Consolidated
Statements of Earnings
(Unaudited)                                            1995                                          1994
(Dollars in thousands,
except per share data)
Quarters ended                       March 31    June 30    Sept. 30    Dec. 31    March 31    June 30    Sept. 30    Dec. 31
Net sales                            $29,415     $32,854     $38,026    $36,485     $25,902    $32,166     $29,448     32,187
Cost of sales                         21,330      21,971      26,954     25,839      17,503     21,882      19,997     21,641
R&D expenditures                       1,022       1,236       1,503      1,457         990        966         805      1,800
Gross profit                           7,063       9,647       9,569      9,189       7,409      9,318       8,646      8,746
Selling, general and
administrative expenses                5,612       5,990       5,464      6,134       4,837      5,377       4,973      5,989
Amortization                             133         133         144        137          33         33          11          1
Miscellaneous (income)
expense-net                              (25)         (7)        (13)       (21)         (4)       (20)         21        (31)
Operating income                       1,343       3,531       3,974      2,939       2,543      3,928       3,641      2,787
Interest expense                         147         190         197        207          43         80          85         56
Investment income                         17          60           4         53          14          5           1         30
Pre-tax earnings                       1,213       3,401       3,781      2,785       2,514      3,853       3,557      2,761
Income taxes                             507       1,343       1,501        943       1,018      1,523       1,406      1,099
Net earnings                         $   706     $ 2,058     $ 2,280    $ 1,842     $ 1,496    $ 2,330     $ 2,151    $ 1,662

Earnings per common share            $  0.10     $  0.30     $  0.33    $  0.27     $  0.23    $  0.36     $  0.33    $  0.25
Weighted average shares (000s)         6,815       6,824       6,837      6,834       6,551      6,559       6,563      6,594

Quarterly per share amounts may not add to annual amounts due to the timing of net earnings and changes in common stock equivalents during each year.

Harmon Industries, Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

At December 31,                                                     1995        1994
Assets
Current assets:
  Cash and cash equivalents                                      $    --     $   250
  Trade receivables, less allowance for doubtful accounts
  of $362 in 1995 and $360 in 1994                                25,317      21,457
  Costs and estimated earnings in excess of billings on
  uncompleted contracts (note 2)                                   4,053       1,321
  Inventories:
  Work in process                                                  4,583       5,763
  Raw materials and supplies                                      21,262      11,955
                                                                  25,845      17,718
  Income tax receivable                                              434         667
  Deferred tax asset (note 4)                                        584         586
  Prepaid expenses and other current assets                          608         731

           Total current assets                                   56,841      42,730

Property, plant and equipment, at cost (note 3):
  Land                                                               356         164
  Buildings                                                        5,802       4,596
  Machinery and equipment                                         12,820      11,680
  Office furniture and equipment                                  14,589      11,711
  Transportation equipment                                         1,036         928
  Leasehold improvements                                           2,288       1,600
                                                                  36,891      30,679
  Less accumulated depreciation and amortization                  22,714      19,610
           Net property, plant and equipment                      14,177      11,069

Deferred tax asset (note 4)                                          621         500
Cost in excess of fair value of net assets acquired, net of
accumulated amortization of $1,896 in 1995 and
$1,349 in 1994 (note 11)                                           7,674       7,967
Deferred compensation asset (note 6)                               5,575       5,146
Other assets                                                       1,957         983
                                                                 $86,845     $68,395


See accompanying notes to consolidated financial statements.

At December 31,                                                        1995        1994
Liabilities and Stockholders' Equity
Current liabilities:
  Bank overdraft                                                    $   676     $    --
  Current debt installments (note 3)                                    337       1,174
  Accounts payable                                                   11,022       8,646
  Accrued payroll, bonus and employee benefit plan contributions      6,688       7,327
  Billings in excess of costs and estimated earnings on
  uncompleted contracts (note 2)                                      1,279       1,420
  Other accrued liabilities                                           1,825       2,493
        Total current liabilities                                    21,827      21,060

Deferred compensation liability (note 6)                              3,696       3,539
Long-term debt (note 3)                                              12,090         733
        Total liabilities                                            37,613      25,332

Stockholders' equity (notes 3 and 7):
  Common stock of $.25 par value; authorized 20,000,000 shares,
  issued 6,805,626 shares in 1995 and 6,728,252 shares in 1994        1,702       1,682
  Additional paid-in capital                                         23,003      22,719
  Retained earnings                                                  24,527      18,662
        Total stockholders' equity                                   49,232      43,063

Commitments and contingencies (notes 6 and 10)

                                                                    $86,845     $68,395

Harmon Industries, Inc. and Subsidiaries
Consolidated Statements of Earnings
(Dollars in thousands, except per share data)

Years ended December 31,                               1995        1994        1993
Net sales                                          $136,780    $119,703     $99,295
Cost of sales                                        96,094      81,023      65,716
Research and development expenditures                 5,218       4,561       3,442
        Gross profit                                 35,468      34,119      30,137

Selling, general and administrative expenses         23,200      21,176      18,558
Amortization of cost in excess of fair value
of net assets acquired                                  547          78         134
Miscellaneous income - net                              (66)        (34)        (20)
        Operating income                             11,787      12,899      11,465

Interest expense                                       (741)       (264)       (427)
Investment income                                       134          50          39
        Earnings before income taxes                 11,180      12,685      11,077

Income tax expense (benefit) (note 4):
  Current                                             4,413       5,098       4,561
  Deferred                                             (119)        (52)       (368)
                                                      4,294       5,046       4,193
        Net earnings                               $  6,886    $  7,639     $ 6,884

Earnings per common share                          $   1.01    $   1.16     $  1.11

Weighted average shares outstanding (000s)            6,827       6,567       6,212


See accompanying notes to consolidated financial statements.

Harmon Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Dollars in thousands)

                                                  Additional                                  Total
                                        Common       Paid-in    Retained   Treasury   Stockholders'
                                         Stock       Capital    Earnings      Stock          Equity
Balance at December 31, 1992            $1,524       $15,591     $ 5,107    $(7,025)        $15,197
Net earnings                                --            --       6,884         --           6,884
Common stock issued (note 7):
  Stock offering                            38         3,411          --      7,025          10,474
  Stock options and other                   20           511          --         --             531

Balance at December 31, 1993             1,582        19,513      11,991         --          33,086
Net earnings                                --            --       7,639         --           7,639
Cash dividends paid ($0.15 per share)       --            --        (968)        --            (968)
Common stock issued (notes 7 and 11):
  Servo acquisition                         65         2,860          --         --           2,925
  Stock options and other                   35           346          --         --             381

Balance at December 31, 1994             1,682        22,719      18,662         --          43,063
Net earnings                                --            --       6,886         --           6,886
Cash dividends paid ($0.15 per share)       --            --      (1,021)        --          (1,021)
Common stock issued (note 7):
  Stock options and other                   20           284          --         --             304
Balance at December 31, 1995            $1,702       $23,003     $24,527    $    --         $49,232


See accompanying notes to consolidated financial statements.

Harmon Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)

Years ended December 31,                                                  1995       1994       1993
Cash flows from operating activities:
Net earnings                                                           $ 6,886    $  7,639   $ 6,884
Adjustments to reconcile net earnings to net cash
provided by (used in) operating activities:
   Depreciation and amortization                                         3,906       2,621     2,121
   Gain on sale of property, plant and equipment                           (34)         (6)       (7)
   Deferred tax expense (benefit)                                         (119)        211      (453)
Changes in assets and liabilities, net of acquisition of businesses:
   Trade receivables                                                    (3,860)     (3,046)   (5,880)
   Inventories                                                          (7,830)     (1,558)   (2,572)
   Estimated costs, earnings and billings on contracts                  (2,873)       (920)     (850)
   Prepaid expenses                                                        131        (109)      (70)
   Accounts payable                                                      2,376       2,588     1,579
   Accrued payroll and benefits                                           (651)      1,506     2,107
   Other liabilities                                                      (478)     (1,423)      (43)
   Other deferred liabilities                                              157         304       310
   Discontinued operations                                                  --          --        23
         Total adjustments                                              (9,275)        168    (3,735)
             Net cash provided by (used in) operating activities        (2,389)      7,807     3,149
Cash flows from investing activities:
Capital expenditures                                                    (5,532)     (3,242)   (3,189)
Acquisition of businesses                                               (1,182)     (6,661)       --
Proceeds from sale of property, plant and equipment                         84          30        26
Deferred compensation contributions                                       (429)       (524)   (1,240)
Other investing activities                                                (974)        (37)       53
Net investing activities of discontinued operations                         --          --      (339)
   Net cash used in investing activities                                (8,033)    (10,434)   (4,689)
Cash flows from financing activities:
Proceeds from issuance of common stock                                     292         300    10,817
Cash dividends                                                          (1,021)       (968)       --
Net borrowings under line of credit agreements                          10,661         800        --
Principal payments of long-term debt                                      (436)       (320)   (6,655)
Bank overdraft                                                             676          --        --
   Net cash provided by (used in) financing activities                  10,172        (188)    4,162
Net increase (decrease) in cash and cash equivalents                      (250)     (2,815)    2,622
Cash and cash equivalents at beginning of year                             250       3,065       443
Cash and cash equivalents at end of year                               $    --    $    250   $ 3,065
Supplemental disclosures of cash flow information:
Cash paid during the year for:
   Interest                                                            $   661    $    265   $   492
   Income taxes                                                        $ 4,167    $  5,939   $ 3,865

See accompanying notes to consolidated financial statements.

Harmon Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1-Summary of Significant Accounting Principles

Principles of Consolidation and Basis of Presentation.
The consolidated financial statements of the Company include the accounts of Harmon Industries, Inc., and its wholly-owned subsidiaries, Harmon Electronics, Inc., Electro Pneumatic Corporation (EPC), Consolidated Asset Management Company, Inc. (CAMCO) and Harmon Railway Systems International.

Significant intercompany accounts and transactions have been eliminated in consolidation. Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Nature of Business.
The Company is a major supplier of signal and train control products to railroads throughout North America and the world. It manufactures an extensive line of railroad signal and communication equipment, traffic control systems, rail/highway grade crossing hardware and related components. The Company also provides a single-source, rapid delivery service for urgently needed railroad components by warehousing commonly-used parts and equipment, which are manufactured both by Harmon and other vendors.

Inventory Valuation.
Inventories are valued primarily at the lower of cost (first-in, first-out) or market (net realizable value). The components of cost are labor, materials and an allocation of manufacturing overhead.

Property, Plant and Equipment.
Buildings, machinery and equipment, office furniture and equipment, transportation equipment and leasehold improvements are being depreciated or amortized using the straight-line method over the estimated useful lives of the assets, which range from two to thirty-three years. Maintenance and repairs are charged to operations as incurred. Renewals and betterments are capitalized as additions to the appropriate asset accounts. Upon sale or retirement of assets, the cost and related accumulated depreciation applicable to such assets are removed from the accounts, and any resulting gain or loss is reflected in operations.

Income Taxes.
Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. The cumulative effect of that change in the method of accounting for income taxes in 1993 was immaterial.

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

Long-term Contracts.
Profits on long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. That portion of the total contract price is accrued which is allocable, on the basis of the Company's engineering estimates of the percentage of completion, to contract expenditures incurred. Profits are not recorded during the start-up phase of the contract, which has been determined by the Company to approximate the initial 15% of design and construction. All losses are recognized in the period during which they become evident.

Cost in Excess of Fair Value of Net Assets Acquired.
Cost in excess of the fair value of net assets acquired is amortized on a straight-line basis generally over fifteen years. The Company assesses the recoverability of such cost by determining whether the amortization of the cost in excess of the fair value of net assets acquired over its remaining life can be recovered through undiscounted future operating cash flows.

Patents.
The cost of patents acquired is being amortized on a straight-line basis over the estimated remaining economic lives of the respective patents, which is less than the statutory life of each patent.

Statement of Cash Flows.
For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Research and Development.
Costs incurred in the creation and start-up of new products or in changing existing products are charged to expense as incurred.

Earnings per Common Share.
Earnings per common share are based on the weighted average number of common shares outstanding, including common shares held by the Company's Employee Stock Ownership Plan and Trust. Effect is given to common stock equivalents (stock options), if dilutive.

Note 2-Contracts in Progress


Contract costs on uncompleted contracts are as follows:

                                          Costs and    Billings in
                                          estimated      excess of
                                           earnings      costs and
                                          in excess      estimated
   (Dollars in thousands)               of billings       earnings     Total
December 31, 1995:
Costs and estimated earnings                $25,234        $28,541    $53,775
Billings                                     21,181         29,820     51,001
                                             $4,053        $(1,279)    $2,774

December 31, 1994:
Costs and estimated earnings                $11,820        $34,666   $46,486
Billings                                     10,499         36,086    46,585
                                             $1,321        $(1,420)     $(99)

Balances billed, but not paid by customers under retainage provisions in contracts amounted to $1,146,000 and $342,000 at December 31, 1995 and 1994. Unbilled amounts representing claims subject to uncertainty concerning their ultimate realization amounted to $1,000,000 at December 31, 1995. All receivables on contracts in progress are considered to be collectible within twelve months.


Note 3-Indebtedness
   (Dollars in thousands)                                 1995      1994
Revolving credit agreements                            $11,461      $800
Capitalized lease obligations                              966       967
Industrial revenue bonds                                    --       140
   Total indebtedness                                   12,427     1,907
Less current installments                                  337     1,174
   Long-term debt                                      $12,090      $733


Revolving credit agreements.
The Company has an unsecured $15,000,000 revolving credit. At December 31, 1995, outstanding borrowings totaled $8,461,000 and $6,539,000 was available. Outstanding borrowings come due on June 28, 1997 and bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage ($7,461,000 at 8.5% and $1,000,000 at 7.5% at December 31, 1995).

    The Company has a reducing revolving credit agreement with original total credit availability of $6,000,000 reducing by $300,000 each quarter after June 30, 1993 ($3,000,000 at December 31, 1995). The Company has outstanding borrowings of $3,000,000 at December 31, 1995. Outstanding borrowings are due on June 28, 1998 and bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage (7.75% at December 31, 1995). Borrowings under this agreement are collateralized by liens against substantially all of the Company's equipment and machinery.

    The Company pays commitment fees of 3/8 of 1% annually on the unused portion of the revolving credit agreements.

Capitalized lease obligations.
The Company entered into various computer hardware and software capital lease agreements totaling $295,000 and $783,000 in 1995 and 1994, respectively. Monthly installments are due through October 1998. The average implied interest rate in the lease agreements is 7.0%.

Industrial revenue bonds.
The industrial revenue bonds were issued to provide funds to construct and equip manufacturing and research and development facilities. The bonds were repaid in 1995.

Covenants.
The various indebtedness agreements contain, among other things, covenants relating to: maintenance of certain levels of consolidated net worth and limitations of total liabilities; maintenance of certain ratios of debt to equity and current assets to current liabilities; and certain limitations on the payment of cash dividends. At December 31, 1995, the Company is in compliance with all covenants under its indebtedness agreements.

Maturities.
At December 31, 1995, long-term debt maturities for 1996 and thereafter are:


Years ended December 31                 (Dollars in thousands)
1996                                             $     337
1997                                                 8,821
1998                                                 3,269
                                                   $12,427


Note 4-Income Taxes
   Income tax expense consisted of the following:


(Dollars in thousands)                          1995      1994      1993
Current:
   Federal                                    $3,664    $4,193    $4,029
   State                                         749       905       532
       Total current                           4,413     5,098     4,561

Deferred:
   Federal                                       (99)      (14)     (332)
   State                                         (20)      (38)      (36)
       Total deferred                           (119)      (52)     (368)
       Total income tax expense               $4,294    $5,046    $4,193

   Income tax expense for the years ended December 31, 1995, 1994, and 1993, respectively, differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent for 1995 and 1994 and 34 percent for 1993 to pretax income as a result of the following:

(Dollars in thousands)                          1995      1994      1993
Computed "expected" tax expense               $3,913    $4,440    $3,766
Increase (reduction) in income taxes
  resulting from:
 State and local income taxes,
   net of federal income tax benefit             473       564       327
 Other, net                                     (92)        42       100
                                              $4,294    $5,046    $4,193

 The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

(Dollars in thousands)                                    1995      1994
Deferred tax assets:
 Deferred compensation                                  $1,442    $1,327
 Compensated absences                                      356       256
 Inventories                                               329       186
 Allowance for doubtful accounts                           141       135
 Various other reserves                                    127       378
   Total gross deferred tax assets                       2,395     2,282
   Less valuation allowance                                369       369
                                                         2,026     1,913

Deferred tax liabilities:
   Plant and equipment                                   (821)     (827)
   Net deferred tax assets                              $1,205    $1,086

   The valuation allowance for deferred tax assets as of January 1, 1994 was approximately $351,000. The net changes in the total valuation allowance for the years ended December 31, 1995 and 1994 were $0 and $18,000, respectively. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

During 1995, the Internal Revenue Service completed examinations of the Company's federal income tax returns for the years ended December 31, 1992, 1993 and 1994. The results of the examinations did not have a material effect on the Company's financial statements.

Note 5-Business Segment Information
The Company and its subsidiaries operate in one reportable segment of railroad electronics and related products.

Two customers accounted for net sales of approximately $19,091,000 and $15,532,000 for the year ended December 31, 1995, net sales of approximately $25,735,000 and $11,015,000 for the year ended December 31, 1994 and net sales of approximately $14,168,000 and $10,136,000 for the year ended December 31, 1993. At December 31, 1995, the Company had significant receivable balances from five customers totaling approximately $11,078,000. The Company has no other unusual credit risks or concentrations.

Note 6-Commitments
The Company has entered into various lease arrangements covering the use of manufacturing facilities, administrative offices and equipment, all of which are operating leases. Rental expense related to these leases amounted to $1,581,000, $1,398,000 and $1,268,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

A summary of non-cancellable long-term operating lease commitments follows:
(Dollars in thousands)

                                                         Real       Total
Years ended December 31,                    Equipment  property  commitments
1996                                           $82      $1,042      $1,124
1997                                            67         564         631
1998                                            21         547         568
1999                                             5         411         416
2000                                            -           72          72

   It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1996.

Employee Benefits. In 1985, the Company formed an Employee Stock Ownership Plan and Trust (ESOP), which includes all employees. At December 31, 1995 and 1994 the ESOP held 490,428 shares of Company common stock which had been allocated to plan participants. Company contributions to the ESOP are normally based on a percentage of pretax earnings. Dividends on common shares held by the ESOP are reflected as a reduction in retained earnings.

ESOP contributions charged to operating expense were $2,785,000, $3,045,000 and $2,540,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company and its subsidiaries have various bonus plans based primarily on Company performance. Accrued and unpaid bonuses at December 31, 1995 and 1994 were $757,000 and $1,467,000, respectively.

The Company has a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability.

Under the plan, certain employees receive retirement payments equal to a portion of the three highest continuous years' average compensation. These payments are to be made for the remainder of the employees' life with a minimum payment of ten years' benefits to either the employee or his or her beneficiary. The plan also provides for reduced benefits upon early retirement, disability or termination of employment. The deferred compensation expense was $491,000, $522,000 and $426,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company has recorded the assets and liabilities for the deferred compensation at gross amounts in the Consolidated Balance Sheets because such assets and liabilities belong to the Company rather than to any plan or trust.

The Company does not provide other post-retirement benefits.


Note 7-Stockholders' Equity
A summary of stock options granted, exercised and expired follows:

                                       Shares   Price Per Share
Balance at January 1, 1993            352,850             $4.40  Average Price
Granted                                32,000       13.38-21.50
Exercised                             (75,600)        3.88-5.50
Expired                                (2,000)             4.13
Balance at December 31, 1993          307,250              5.70  Average Price

Granted                                42,000       20.50-22.75
Exercised                            (157,600)       3.88-13.38
Expired                                (2,000)        5.50-7.25
Balance at December 31, 1994          189,650             10.44  Average Price

Granted                                28,000       14.00-17.75
Exercised                             (83,150)       3.88-13.38
Expired                               (10,000)            13.38
Balance at December 31, 1995          124,500            $15.20  Average Price

   The Company has exercisable outstanding stock options for 113,290 shares of common stock at prices ranging from $5.50 to $21.50 a share ($14.46 average per share) as of December 31, 1995. In May 1995, and 1994 the Company granted stock options for up to 2,000 common shares to each of the Company's eleven directors as of those dates, respectively. The options expire on May 31, 1997 and May 31, 1996, respectively. In May 1993, the Company granted stock options for up to 2,000 common shares to each of the Company's eleven directors as of that date. The options expired on May 28, 1995.

The Company and selling shareholders sold 1,150,000 shares of common stock in a public offering in April and May 1993 (285,000 shares were sold by shareholders). The Company received cash proceeds of approximately $10,474,000.

The Company issued 260,000 shares of unregistered common stock to Servo Corporation of America in December 1994 (See Note 11).

Note 8-Affiliates
The Company has investments of 38% and 20% in unconsolidated affiliates which are accounted for under the equity method. Equity in earnings (losses) of these affiliates was not significant for the years ended December 31, 1995, 1994 and 1993. The Company had sales to these related entities totaling $1,477,000, $272,000 and $398,000 for 1995, 1994 and 1993, respectively. The Company had receivables due from these entities of $434,000 and $60,000 as of December 31, 1995 and 1994.


Note 9-Other Financial Information
The Company has classified certain environmental compliance expenses as cost of sales in the accompanying statements of operations. These expenses amounted to $215,000, $164,000 and $465,000 for the years ended December 31, 1995, 1994 and
1993, respectively.


Note 10-Litigation

Environmental matter
On September 30, 1991, the United States Environmental Protection Agency (EPA) issued a complaint against the Company alleging violations of the Resource Conservation and Recovery Act (RCRA) and RCRA regulations in the disposal of solvents at the Company's Grain Valley, Missouri, plant. The complaint sought penalties in the amount of $2,344,000 and proposed certain compliance actions. In January 1994 the administrative hearing on the penalty assessment was heard. The decision from that hearing reduced the penalties to $586,000.

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

The Company has recorded a total of $1,950,000 of environmental compliance expenses to date relating to this matter. The Company has recorded a liability for its best estimates of the costs to be incurred relative to the compliance actions in other accrued liabilities. Since the amount of the penalty cannot be reasonably determined at this time, no liability has been accrued in the financial statements.

Other litigation.
The Company has been named as a defendant in several other lawsuits in the normal course of its business. In the opinion of management, after consulting with legal counsel, the liabilities, if any, resulting from these matters will not have a material effect on the consolidated financial statements of the Company.

Note 11-Acquisition

On February 24, 1995, the Company acquired certain assets of Serrmi Services, Inc. (Serrmi) for approximately $1,182,000 in cash. The acquisition has been accounted for by the purchase method of accounting and, accordingly the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $139,000. The pro forma effects of the Serrmi acquisition on the consolidated financial statements are not significant.

On December 20, 1994, the Company acquired the transportation division of Servo Corporation of America. Servo's transportation division manufactures hot box detector systems and various components to help railroads monitor the condition of bearings and wheels on freight and passenger vehicles. The purchase method of accounting for business combinations was used and accordingly, the operating results of this division have been included in the Company's consolidated results of operations from the date of acquisition and were insignificant in 1994. The Servo acquisition was made with the issuance of 260,000 shares of unregistered common stock valued at $11.25 per share, as determined by a fair market value analysis conducted by an independent investment and securities firm, and $6,661,000 in cash. The fair value of assets acquired, including goodwill, was $10,283,000 and liabilities assumed totaled $697,000. Goodwill of $7,967,000 is being amortized over fifteen years on a straight line basis. Assets acquired included inventory, fixed assets and other miscellaneous items.

The pro forma results below (unaudited) for 1994 assume the acquisition occurred at the beginning of that year.


(Dollars in thousands, except per share data)

Net sales                                                    $131,024
Operating income                                               13,730
Net earnings                                                    8,152
Earnings per common share                                        1.19


Note 12-Disclosures About Fair Value of Financial Instruments

Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates. Except as follows, the fair market value of the Company's financial instruments approximates the carrying value:


                                December 31, 1995   December 31, 1994
                                Carrying      Fair  Carrying      Fair
                                  Amount     Value    Amount     Value
(Dollars in thousands)
Financial Liabilities:
   Long-term debt:
       Capital lease obligations    $966      $943      $967      $938

   The fair value of the Company's long-term debt is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate.



Harmon Industries, Inc. and Subsidiaries
Report of Management

To the Stockholders of
 Harmon Industries, Inc.:

The management of Harmon Industries, Inc., is responsible for the preparation, presentation, and integrity of the consolidated financial statements and other information included in this annual report. The financial statements have been prepared by the Company in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

The financial statements have been audited by KPMG Peat Marwick LLP, independent public accountants. Their audits were made in accordance with generally accepted auditing standards and included such reviews and tests of the Company's internal accounting controls as they considered necessary.

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

February 2, 1996

Harmon Industries, Inc. and Subsidiaries
Report of Independent Auditors

The Board of Directors and Stockholders of Harmon Industries, Inc. and
Subsidiaries:

We have audited the accompanying consolidated balance sheets of Harmon Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmon Industries, Inc. and subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Kansas City, Missouri
February 2, 1996

Harmon Industries, Inc. and Subsidiaries
Investor Information

Form 10-K
    Shareholders may receive a copy of the Corporation's 1995 Annual
Report to the Securities and Exchange Commission on Form 10-K free of charge by writing: Mr. Charles M. Foudree, Executive Vice President-Finance, at the Corporation's headquarters.

Annual Meeting
Shareholders are cordially invited to attend the 1995 Annual
Meeting of Shareholders, which will be held at 2:00 p.m. on Tuesday, May 14, 1996, at the Country Club of Blue Springs, Blue Springs, Missouri.

Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Registrar & Transfer Agent
UMB Bank, n.a., P.O. Box 419226, Kansas City, Missouri 64141-6226, 816/860-7000 For change of name, address, or to replace lost stock certificates, write or call the Securities Transfer Division.

Securities Analyst Contact
Securities analyst inquiries are welcome. Please direct them to: Mr. Charles
M. Foudree, Executive Vice President-Finance, 816/229-3345

Independent Auditors
KPMG Peat Marwick LLP, 1600 Commerce Bank Building, Kansas City, Missouri 64106

Outside Counsel
Morrison & Hecker, 2600 Grand Avenue, Kansas City, Missouri 64108-4606, 816/691-2600

Corporate Headquarters
1300 Jefferson Court, Blue Springs, Missouri 64015, 816/229-3345, Telefax:
816/229-0556

Common Stock Price Range and Dividend Information
At December 31, 1995, there were 6,805,626 shares outstanding and approximately 675 shareholders of record. Cash dividends were resumed in 1994 at the rate of 15 cents per share per year, paid semi-annually at 7.5 cents per share.

The range of high and low prices for the past eight quarters ended December 31, 1995 is shown below. Per share prices have been adjusted for all stock splits and stock dividends, if any.


                                                       1995
Calendar Quarter Ended                              Price Range

March 31                                          $19 1/2 - $13 1/2
June 30                                            18     -  13 1/2
September 30                                       20 1/2 -  13 3/8
December 31                                        18 1/4 -  14

                                                       1994
Calendar Quarter Ended                               Price Range

March 31                                          $24 1/4 - $19 5/8
June 30                                            21 7/8 -  19 1/8
September 30                                       22 1/2 -  19 5/8
December 31                                        23 1/4 -  16 1/2


Stock Trading
The Company's common stock trades on The Nasdaq Stock Market under the symbol:
HRMN. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal.

At February 1, 1996, the following securities firms were making a dual auction market in the Company's common stock: George K. Baum & Company; Piper Jaffray Companies Inc.; and PaineWebber Inc.

Harmon Industries, Inc. and Subsidiaries
Officers, Directors and Corporate Data

Board of Directors
Robert E. Harmon (56)
Chairman of the Board

Thomas F. Eagleton (66)
Attorney-at-Law
Thompson & Mitchell
St. Louis, Missouri

Bruce M. Flohr (57)
Chairman, President & CEO
RailTex, Inc.
San Antonio, Texas

Charles M. Foudree (51)
Executive Vice President-
Finance, Treasurer and Secretary

Rodney L. Gray (43)
Chairman & CEO
Enron International, Inc.
Houston, Texas

Herbert M. Kohn (57)
Attorney-at-Law
Bryan Cave
Kansas City, Missouri

Stephen L. Schmitz* (42)
Vice President - Controller
Harmon Industries, Inc.

Douglass Wm. List (40)
Management Consultant
Baltimore, Maryland

Gerald E. Myers (54)
Management Consultant
Tempe, Arizona

Bjorn E. Olsson (50)
President and
Chief Executive Officer

Donald V. Rentz (57)
President
Graham Wholesale Floral
Graham, Texas

Judith C. Whittaker (57)
Vice President-Legal
Hallmark Cards, Inc.
Kansas City, Missouri

( ) Indicates age of director
*Denotes Advisory Director


Corporate Officers
Bjorn E. Olsson
President and  Chief Executive Officer

Robert E. Harmon
Chairman of the Board

Charles M. Foudree
Executive Vice President-
Finance, Treasurer and Secretary

Gary E. Ryker
Executive Vice President-
Marketing, Sales and Service

Ronald G. Breshears
Vice President-
Human Resources

Richard A. Daniels
Vice President-Transit Sales

Robert E. Heggestad
Vice President-Technology

John W. Johnson
Vice President-Domestic Sales

William J. Scheerer
Vice President--Business Development

Stephen L. Schmitz
Vice President-Controller

Subsidiaries
Consolidated Asset Management Company, Inc. (CAMCO)
Lee's Summit, Missouri
Riverside, California (2)^
 J. Randall John, President

Electro Pneumatic Corporation
Riverside, California
Hauppauge, New York
 Raymond A. Rosewall, President

Harmon Electronics, Inc.
Grain Valley, Missouri (3)^
Atlanta, Georgia
Jacksonville, Florida
Louisville, Kentucky
Omaha, Nebraska
Warrensburg, Missouri (2)^
 Lloyd T. Kaiser, President

^ Denotes number of plants and locations

International
Harmon Industries
Lausanne, Switzerland

Henkes-Harmon Industries, Pty. Ltd.
Mooroolbark, Victoria, Australia

Vale-Harmon Enterprises, Ltd.
Saint-Laurent, Quebec, Canada