Form 10-K, Exhibit 13
period 1997-12-31
HARMON INDUSTRIES INC
filed 1998-03-30
CIK 45635

                                   [PHOTO]



                                               HARMON INDUSTRIES, INC.
-------------------------------------------------------------------------------
                                               1997 ANNUAL REPORT

CORPORATE PROFILE


Harmon is a leading supplier of sophisticated signal, inspection and train control products and systems. It serves three railroad markets: domestic freight, domestic rail transit, and international, which includes both freight and rail transit.

     Harmon's design focus is microprocessor based and aimed toward systems and products that improve the operating efficiency and safety performance of its customers. Products include railroad signal and train control equipment, train inspection systems, rail/highway grade crossing hardware and related packaging, installation and maintenance services.

     Harmon emphasizes engineering innovation and rapid response to customer needs. Many of its products provide sophisticated and timely solutions to signal and control problems that impact the railroad industry.

     Its technology base was greatly enhanced in 1997 when Harmon obtained exclusive rail transportation rights to a revolutionary radio technology that was developed at a cost of several hundred million dollars by Hughes Aircraft Company for the U.S. Department of Defense. This technology will provide the basis for a communication-based train control system that will be marketed to rail systems in North America and throughout most parts of the world.

     Harmon is headquartered in Blue Springs, Missouri, a suburb of Kansas City. It operates from numerous facilities in the U.S., as well as Canada, England, Switzerland, and Australia.

     Harmon common stock trades on The Nasdaq Stock Market under the symbol:
HRMN. Its current annual dividend is 11 cents per share, giving effect to a 3-for-2 stock split and a 10% dividend increase in February, 1998. / /

---------------
    [PHOTO]

[PHOTO CAPTION]

Cover Photo: San Francisco's Bay Area Rapid Transit (BART) system. Harmon received a contract, including all options, valued at $45 million in February 1998, to design and install a revolutionary communications-based automatic train control system on BART's highest density lines. The new system will employ an innovative radio technology that was developed by Hughes Aircraft Company (now Raytheon Company) for the U.S. military forces to track vehicles and personnel on the battlefield.
---------------

FINANCIAL HIGHLIGHTS
(IN THOUSANDS EXCEPT PER SHARE DATA, WHERE APPLICABLE)



OPERATING DATA
Year ended December 31,                        1997        1996      Percent Change
-----------------------------------------------------------------------------------
Net sales                                    $213,530    $175,440       + 21.7 %

Pre-tax income                                 17,583      15,105       + 16.4

Income taxes                                    6,622       5,775       + 14.7

Net earnings                                   10,961       9,330       + 17.5

Earnings per share (basic and diluted) (3)       1.06        0.91       + 16.5

Dividends per share (3)                           .10         .10         -0-




PERFORMANCE DATA
Year ended December 31,                        1997        1996      Percent Change
-----------------------------------------------------------------------------------
Return on sales (pre-tax)                        8.2%        8.6%       -  4.7 %

Return on year-end equity                       15.7%       16.1%       -  2.5

Return on capital employed (1)                  23.8%       25.9%       -  8.1




YEAR-END DATA
Year ended December 31,                        1997        1996      Percent Change
-----------------------------------------------------------------------------------
Working capital                               $50,323     $33,629       + 49.6 %

Interest-bearing long-term debt               $15,456     $ 3,412       +353.0

Approximate number of shareholders (2)            596         637       -  6.4

Number of employees                             1,510       1,202       + 25.6

Outstanding shares (000s) (3)                  10,437      10,244       +  1.9



(1) Return on capital employed is a measurement that encourages management to operate as efficiently as possible. It promotes reduced asset values relative to sales, and measures how effective it is (for example) to borrow money to purchase capital goods to reduce manufacturing costs. The formula is: the sum of pre-tax earnings plus interest expense divided by the sum of average total assets minus non-interest bearing liabilities.

(2) Includes only registered shareholders. Since many shareholders hold their shares in "street name," the number of individual shareholders is larger than the number shown.

(3)  Adjusted for February 1998 3-for-2 stock split.
-------------------------------------------------------------------------------

TABLE OF CONTENTS

Financial Highlights                                            1

Report to Shareholders                                          2

The Year in Review                                              6

Selected Financial Data                                        18

Financial Review                                               20

Consolidated Financial Statements                              26

Notes to Consolidated Financial Statements                     31

Investor Information                                           42

Management, Directors and Corporate Data                       43

Locations                                                      43


REPORT TO SHAREHOLDERS

1997 was an outstanding year for Harmon Industries. Sales surpassed $200 million for the first time ever, topping out at $214 million, a gain of 21.7% over the $175 million reported for 1996. Incoming orders increased 22% to a record
$229 million. Pre-tax earnings gained 16.4% to $18 million. Giving effect to the 3-for-2 stock split in February 1998, diluted earnings per share rose
16.5% to $1.06, compared with $0.91 in 1996. Our order backlog increased
25.5% to $75 million from $59 million a year ago.

     I am very satisfied with our performance in 1997. Even more so because we produced record earnings while absorbing more than $1 million in additional capacity-related expenses, chiefly from expanding production facilities, hiring and training more than 200 new employees, and incurring certain onetime acquisition expenses. Thus, our day-to-day operations were even more efficient than our financial results indicate.

     Our record breaking performance in 1997 was due to a combination of continued prosperity among our freight railroad customers, our technology leadership and our extensive service capabilities. Railroad mergers also aided our performance as acquiring railroads seek to increase capacities to generate additional revenues and reduce their operating ratios in order to validate their acquisition strategies. Signaling and train control are instrumental to achieving greater capacity and efficiency. Thus Harmon is in an excellent position to benefit from the ongoing merger trend among North American railroads.

GROWTH STRATEGY

     Our three-pronged growth strategy is working well. In brief, it is to maintain our strong position with our North American freight railroad customers with new products and expanded services; build a similar solid position with North American rail transit authorities, and expand internationally with basically similar products and technology that we provide to our domestic markets.

     We advanced on all fronts in 1997. Sales to our domestic freight customers were up 9.1% at $180 million. We had very strong growth among products and systems related to capacity or efficiency improvements, such as train control

---------------

[PHOTO]

Business soared to record levels in 1997. For 1998, I look for further gains, particularly in our domestic rail transit and international endeavors.

Bjorn E. Olsson, President
and Chief Executive Officer

---------------
systems, carborne equipment and train inspection systems. We finished 1996 with a successful re-signaling of 150 miles of track at Stampede Pass in Washington. In 1997 we received the biggest turnkey order in our history, roughly $40 million, to support a major freight railroad's program to upgrade and expand its capacity between Greenwich, Ohio and Chicago, Illinois. To our knowledge this is the largest and most ambitious project of its kind and enables Harmon to develop its capabilities in total turnkey supply even further.

NEW TECHNOLOGY

     Shipments to our rail transit customers, which advanced 4.1% to $15 million in 1997, are expected to increase in 1998 in part because of a license agreement we signed last fall with Raytheon Company (formerly Hughes Aircraft Company). The agreement gives Harmon the manufacturing and exclusive rail transportation marketing rights to a revolutionary new technology that will give us the opportunity to provide communication-based train control to rail systems in North America and throughout most other parts of the world.

     Our communication-based train control system is called "Advanced Automatic Train Control" (AATC). It is a train control technology that is based upon a very sophisticated wireless data communication network that has the ability to determine the location, speed and direction of vehicles. AATC will be implemented in San Francisco on the Bay Area Rapid Transit District (BART) with whom we signed a $45 million contract, including all options, in February 1998. The contract calls for the completion and implementation of our AATC system over the next three years. Our AATC system will enable BART to control increased train traffic through the most congested portion of its line by allowing trains to move at 90 second headways, even while operating at speeds of up to 80 miles per hour.

     The AATC system will be the platform for proposals Harmon makes to other potential rail transit customers worldwide that intend to use communication-based train control systems.

     In February 1998, we delivered our technical proposal to New York City Transit, which intends to

---------------

[CHART]

GROSS SALES
$ - Millions

/ / Domestic Freight Railroads
/ / Domestic Rail Transit
/ / International


1993                        98.8
1994                       119.1
1995                       136.1
1996                       183.9
1997                       214.4


[CHART]

NET EARNINGS
$ - Millions


1993                         6.9
1994                         7.6
1995                         6.9
1996                         9.3
1997                        11.0

---------------
upgrade its signal system beginning in 1998. We have already successfully demonstrated the AATC technology on an operating subway line in New York City for officials from several transit agencies and consulting firms. We are very hopeful that we will be among the three suppliers selected to prequalify for approximately $3 billion in advanced train control systems in New York City over the next 20 years.

INTERNATIONAL SALES

     Shipments to our international customers rose 233.5% to $18 million, which largely reflected orders filled by our British subsidiary, Vaughan Harmon Systems, Ltd. (Vaughan Harmon), for its technologically-advanced train describers. International bookings rose 20.8% to $17 million. In the fourth quarter, Vaughan Harmon was awarded a contract for approximately $10 million, including options, by Railtrack for the replacement of the signaling on the Cromer Branch line in Norfolk, England. The first phase representing less than 10% of this amount is included in 1997 bookings and year-end backlog. The system will involve a Vaughan Harmon PC-based signal and control system and the first use in Europe of our VHLC, an electronic interlocking controller, and HXP-3 level crossing control, both of which are used extensively in North America. This achievement should be seen in the context of Railtrack having a $4 billion capital expenditure plan for upgrading the signaling portion of the rail system in England during the next 10 years. Obviously to become an approved supplier should open up tremendous opportunities for Harmon.

INVESTMENTS FOR THE FUTURE

     We continued to invest heavily in research and development. In addition, we also introduced specific cost efficiency improvement teams that continuously review our existing product program to assure we maintain our competitive position.

     To meet the increased demand for our products and services, we increased our capacity dramatically during 1997, expanding our manufacturing spaces, our plant workforce and our engineering staff.

---------------

[CHART]

BACKLOG
$ - Millions

1993                        40.5
1994                        44.6
1995                        49.1
1996                        59.4
1997                        74.5


[CHART]

RETURN ON CAPITAL EMPLOYED

1993                       39%
1994                       34%
1995                       22%
1996                       26%
1997                       24%

---------------

     We also made a concerted and successful effort to improve our quality, both at the point of design and in the manufacturing and assembly processes. As a consequence, two additional Harmon sites became ISO-9000 certified during 1997, and the Lee's Summit facility received its certification in early 1998.

CONCLUSION

     We are following a successful strategy, which is evident from the dramatic success we achieved in the three markets where we compete. Our efforts in 1997 not only produced a record performance, they also laid very solid ground for future expansion. These achievements were the result of a tremendous effort from our devoted employees, and I wish to thank them for a job well done.

     Looking ahead to 1998 we see both potential problems and material opportunities. Some railroads are experiencing operating problems, which may affect certain merger plans and spending budgets. Further, the Congress has not yet finalized appropriations for highway crossing warning programs or for mass transit projects. On the other hand, the railroad market in general is experiencing increased car loadings; two major railroads indicated sizable increases in their proposed capital expenditures for 1998, and rail transit projects are expanding materially.

     Regardless, we entered 1998 with a record backlog and an order intake for the first two months roughly 30% higher than we achieved during the early months of 1997. Thus, even though it is a bit early to make projections for 1998, we remain quite confident about our future.

/s/ Bjorn E. Olsson
--------------------
Bjorn E. Olsson
President and Chief Executive Officer

Blue Springs, Missouri
March 19, 1998

---------------

[CHART]

              STOCK PRICE RANGE*
                 1990-1997

                            High           Low
                            ----           ---
1990                       $ 4.92         $ 2.33
1991                       $ 4.83         $ 2.33
1992                       $ 8.50         $ 2.25
1993                       $15.50         $ 7.75
1994                       $16.17         $11.00
1995                       $13.67         $ 8.92
1996                       $13.00         $ 8.00
1997                       $19.67         $11.00

*All restated for Feb. '98 3-for-2 stock split

THE YEAR IN REVIEW


Harmon's record performance last year was the result of its continued implementation of its far-ranging strategy for growth. Implicit to the overall success of this plan were three vital considerations: continued development of its core business, the North American freight railroads, expansion of technology, and building an infrastructure to support these growth plans. Considerable progress on all three issues was achieved last year.


/ /  DOMESTIC FREIGHT-NORTH AMERICA

Sales to this core market, which comprised 84.7% of our revenues in 1997, increased 9.1% to $180 million, up from $165 million in 1996. New orders booked in 1997 amounted to $198 million, a gain of 31.7% from the previous year. Our domestic freight railroad backlog at 1997 year-end was $44 million, up 78.9% from a year ago.

     Our largest customer continued to provide us with sizable orders last year as it pressed forward with its capacity-enhancing capital expenditure program. In addition, we experienced increased demand from other railroads, especially those involved in merger activities.

     Last year's sales reflected a continuing trend toward systems and away from individual products. This was especially evident in our highway grade crossing warning product line. Very strong growth was also realized with systems that enhance capacity or efficiency, such as train control systems, carborne equipment and train inspection systems.

     We received our largest individual product order for Harmon multi-territory Ultra Cab II units. These will be installed in the latest model AC traction locomotives.

     Ultra Cab II is a microprocessor-based train control unit that enhances safety and capacity by displaying signal indications continuously in the engine cab where the track is so equipped, and by enforcing the speeds authorized by these signals. It is also a key component of our Incremental Train Control System, which is undergoing final tests on the Michigan high-speed rail project.

     Demand for our hot box detectors was also particularly strong last year.


/ /  DOMESTIC RAILROAD SERVICES

Our asset management service revenues, which are included in the revenues of $180 million shown

---------------
     [CHART]

Gross Sales - 1997


/ / Domestic Freight             70.7%
/ / Domestic Services            14.0%
/ / Domestic Rail Transit         7.1%
/ / International                 8.2%


[CHART CAPTION]
[TRIANGLE] Every Harmon market experienced higher revenues in 1997. Gross sales to our domestic freight market increased by 5%; domestic services by 35%; domestic rail transit by 4%, and international by 234%. An order backlog of $75 million at 1997 year-end provides a strong start for 1998.

[PHOTO CAPTION]
[TRIANGLE] No other transportation system can match the load carrying capabilities and fuel efficiency of a freight hauling railroad. Supplying signal and control systems to the North American freight railroads defines Harmon and its core business. Approximately 85% of Harmon's product and service revenues were derived from this market in 1997.
---------------

                                   [PHOTO]
on page 6 under "Domestic Freight-North America," increased 34.6% to $30 million in 1997 compared with $22 million in 1996.

     These services were conceived initially to help our domestic railroad customers manage their purchasing and warehousing functions for signal equipment inventories. Later, we added component subassembly and on-site delivery of signal systems in kit form ready for installation by a railroad crew. In 1996 we added project management.

     These services have proved timely as they support the railroads' ongoing drive to increase their operating efficiencies, which has become even more pressing because of many railroad mergers. These mergers have increased market demand for services and products as the railroads' operating systems are consolidated. And having an alternate, on-call source to perform certain services, particularly those that have grown in complexity and cost in recent years, has proved to be a cost-effective outsource option for many North American railroads.

     Last year our service operation was instrumental in helping several railroads restore their operations quickly after heavy snows and floods wiped out signal and control systems along many miles of track. By having components on hand (including those of our competitors) in semi-assembled form we were able to rush them to damaged sites, sometimes even overnight, to get their trains rolling safely again. Without having such backup signal equipment on hand, nature's rampages might have taken weeks to correct, and the loss of freight revenue in the interim would have been considerable.

     Further, the introduction of full project management in 1996 proved timely in 1997, as well. Last year we received a $40 million order to improve and expand a major railroad's capacity on 270 miles of track between Greenwich, Ohio and Chicago. To our knowledge this is the largest and most ambitious project of its kind by any Class I railroad. This project, which enables us to further develop our total turnkey capabilities, is critical to that railroad's achieving its planned growth objectives in connection with the acquisition of approximately half of the Conrail system.

     We are responsible for all signaling and train control, including the supervision of the installation. About half of the job was delivered in 1997, and we are currently negotiating an expansion of this project.

     We continued to expand our service function. In 1997 we opened a full service facility in Fort

---------------
    [PHOTO]

[PHOTO CAPTION]
[TRIANGLE] Harmon's outsourcing services are being used increasingly by the nation's Class I railroads. This component produced service revenues of $30 million last year. In addition it also supplied about $35 million in Harmon products, incremental volume the Company may not have realized without its service capability.

[PHOTO CAPTION]
[TRIANGLE] Harmon's innovative service operation has expanded from warehousing and component subassembly to full project management. Shown at right is construction underway on a project for which the Harmon project management team directed the signal system installation for a major Class I railroad.
---------------

                                   [PHOTO]

Wayne, Indiana, and in 1998, we launched another such facility in Spokane, Washington.


/ /  DOMESTIC RAIL TRANSIT

Incoming orders for 1997 were $13 million compared with $22 million the prior year. The past year was characterized by much quoting activity but few contract awards for all-new construction, which is our forte.

     In October we were awarded two signal projects from the Utah Transit Authority (UTA) totaling $5.4 million for grade crossings, interlockings and block signals. The UTA is building a 15-mile light rail transit line to prepare for the 2002 Winter Olympic Games. This project illustrates the validity of Harmon technology. Since 1991, we have been awarded every signal contract, save one, for new light rail systems in the United States. We also received our fifth order for our microprocessor-based speed enforcement system from New York City, which brings our total to 40 such systems to date.

     Last fall we signed a letter of intent with the San Francisco Bay Area Rapid Transit District (BART) to install our Advanced Automatic Train Control system (AATC) on BART's highest density lines. In February 1998, that letter of intent was turned into a contract for approximately $45 million, including all options. When completed, it will be our largest rail transit contract to date.

Domestic rail transit billings amounted to $15 million in 1997 compared with $14 million in 1996. The bulk of 1997 shipments reflected partial completion of a $17.6 million contract for New Jersey Transit Authority. That contract is scheduled for completion by the second quarter of 1998. Our year-end order backlog, which does not include the BART contract, was $20 million compared with $24 million at December 31, 1996.

Business activity should improve in 1998. We expect to bid on more than ten projects, which aggregate $400 million.


/ /  INTERNATIONAL

Sales and incoming orders both rose to record levels last year. Billings amounted to nearly $18 million compared to $5 million in 1996. New orders were $17 million compared with $14 million in 1996. Our order backlog at year-end was $11 million, approximately the same as 1996. Most of


---------------
    [PHOTO]

[PHOTO CAPTION]
[TRIANGLE] Although contracts awarded last year for microprocessor-based rail transit signal and control systems were relatively modest, prospects are well above average as the industry expects to let bids in the $300 million-$400 million range in 1998.

[PHOTO CAPTION}
[TRIANGLE] Harmon successfully demonstrated its Advanced Automatic Train Control technology on an operating subway line in New York City for officials from several transit agencies and consulting firms. New York City Transit is expected to select three suppliers this year to prequalify for $3 billion in advanced train control systems, which that agency is expected to award over the next 20 years. Harmon is one among several competing for this business.
---------------

                                   [PHOTO]
the impetus relates to our July 1996 acquisition of Vaughan Harmon Systems Ltd., a British-based manufacturer of train describers, passenger information systems and modular railway control systems.

     For the second consecutive year, Vaughan Harmon turned in an outstanding performance, receiving contracts totalling $15 million during 1997. Additionally, it was recently awarded a $10 million contract to replace signal systems on Railtrack's Cromer Branch Line in Norfolk, England. Phase 1 of this contract, valued at approximately $500,000, is included in 1997 orders. The system marks the first use in Europe of our VHLC electronic interlocking controller and HXP-3 level crossing controller, as well as a Vaughan Harmon PC-based signaling control (office) system. Vaughan Harmon also received contracts earlier in the year for $5 million to supply its train describers at two locations in Scotland.

     These contracts are particularly important because they afford us the opportunity to demonstrate our products and services to Railtrack, which plans to modernize the entire British rail system. The portion relating to signals and controls approximates $4 billion and is expected to be let over the next ten years.

     Vaughan Harmon's solid position in the UK continues to play an important role in our initiative to expand our business, not only in Britain, but throughout all of Europe.

     Elsewhere, in Brazil we received two contracts from Cia Vale Do Rio Doce of Sao Luis, Brazil. The first was for our wayside train control and track circuits. In August, we received a second contract of $2.3 million for our Ultra-Cab II system, which reads coded cab signals from the rails to control speed and braking, and stop a train automatically, if necessary.

     In addition, we are now developing a sizable amount of business in Mexico, particularly for hot box detectors and other safety-related devices. We are establishing a subsidiary in Mexico to facilitate our expanding business there and to form a base for what we hope will be a long-term service relationship with these railroads.

     At year's end we were also developing additional business in China and India.


/ /  ACQUISITIONS

In 1997, we acquired Devtronics, Inc., which makes products related to highway grade crossing


---------------
    [PHOTO]

[PHOTO CAPTION]
[TRIANGLE] Harmon's international reach extends around the globe, which includes BHP Iron Ore of Australia to whom Harmon supplies a variety of products, including its advanced hot box detectors.

[PHOTO CAPTION]

[TRIANGLE] A $16 billion project is underway to modernize the entire rail system in Great Britain. An estimated $4 billion will be invested for new signal and control systems. Last year, through our British-based subsidiary, Vaughan Harmon Systems Ltd., we received $15 million in orders from Railtrack to replace signal systems on the Cromer Line in Norfolk, England, and to supply train describers in Motherwell, Glasgow and Edinburgh, Scotland.

     Our July 1996 acquisition of Vaughan Harmon is proving invaluable. We now have a well respected railroad supplier in place at a time when business opportunities are expanding. The new contracts afford us the opportunity to demonstrate the combined capabilities of Harmon and Vaughan Harmon and its advanced signal system technologies to Railtrack and to the continental European rail community, as well.
---------------

                                   [PHOTO]
event monitoring and alarm equipment, with central reporting and networking capabilities. We also acquired the remaining interest in Vale-Harmon Enterprises, Ltd., which now gives us 100% ownership of that Canadian-based sales and marketing organization. Early in 1998 we acquired CSS, Inc., a railroad installation and maintenance company. These acquisitions fit into our strategy to provide increased services for the railroads.

/ /  TECHNOLOGY

In December, we signed a license agreement with Raytheon Company (formerly Hughes Aircraft Company) for the manufacturing and exclusive rail transportation marketing rights to a revolutionary new technology for communication-based train control applicable to rail and rail transit systems in North America and most other parts of the world. It is Harmon's most important and far reaching technology acquisition ever.

     The technology has major advantages over other systems. It is a powerful data transmission system using radio, which can transmit data very rapidly in both directions between a controlling ground station and multiple trains, including through tunnels and zones of radio interference. These capabilities make it particularly attractive to high density rail transit agencies that operate rapid transit trains in underground subways. Variations of the system may be of interest to freight railroads.

     To make this communications-based system operational, Harmon will add its on-board equipment, wayside computer controls, and relevant software. When operational, the system will enable transit authorities to run their trains faster and closer together. This is particularly desired by rail transit authorities as it will enable them to move substantially more passengers over their current track systems.

     Our system has a flexible, modular architecture so that it can be adapted to a wide variety of operational requirements and other systems presently in use throughout the world. Harmon's Advanced Automatic Train Control (AATC) system, which will enable BART trains to follow at 90 second intervals at up to 80 miles per hour, will be the platform for proposals we will make to other transit systems.

     Last fall, we successfully demonstrated the AATC technology on an operating subway line in New York to officials of several transit agencies. Later, we submitted a formal proposal to New York

---------------

[CHART]

RESEARCH & DEVELOPMENT EXPENDITURES
$ - Millions

1993                         3.4
1994                         4.6
1995                         5.2
1996                         6.3
1997                         7.7

[CHART CAPTION]
TRIANGLE Harmon's investment for research and development has more than doubled in the past five years, increasing 126 percent from $3.4 million to $7.7 million. Much of Harmon's increased sales are due from new products developed by the research and development team.

[PHOTO CAPTION]
--) Harmon engineers are dedicated to developing products and systems that enable railroads to operate more safely and efficiently. In brief, Harmon's signal and control systems allow railroads to safely operate more trains on a given stretch of track, thereby increasing their operating efficiency. In addition, Harmon micro-processor-based products are less costly to install and maintain compared with signal systems that rely on mechanical relays.

---------------

                                   [PHOTO]

City for a radio based control system that utilizes the AATC technology. New York City Transit has a 20-year plan to upgrade its signal system, which has an estimated price tag of $3 billion. Three companies will be selected to demonstrate their systems in 1999, and one will be chosen to upgrade the first segment of the New York network.

/ /  EXPANDING CAPACITY

Our drive to expand capacity focused on methods to increase output while limiting the addition of permanent overhead. This centered on three areas: increasing the agility of our plants to shift work from one to another, expanding vendor relationships, and product redesign.

     We added 100,000 square feet to our collective manufacturing space and invested heavily in technologically-advanced incremental production equipment in 1997.

     In addition, we continued to cross train our permanent labor force to perform multiple tasks.

     We also intensified our partnering relationships with many vendors. Key suppliers now maintain their inventories in our facilities, invoicing us only when we use their products. In turn, we share our order input with them. This gives our vendors a better understanding of our forecasting processes, and removes inertia from the order/delivery process.

     Finally, we further intensified our quality focus on product design and build processes, a program which began in earnest in 1990. As new products are developed, each is more rigorously tested for "designed-in quality" and simplicity of production than ever before. Further, we increased responsibility for quality at the production stage rather than having to correct imperfections at the final inspection process.

     As a result, our innovative programs for non-traditional labor, cross training of our permanent labor force, and attention to quality issues all combined to enable us to invoice $74 million in products and services in the final quarter of 1997, which is a strong indication of the productive capacity that Harmon now possesses. / /

---------------
                                   [PHOTO]

[PHOTO CAPTION]
TRIANGLE Harmon invested approximately $4 million for plant expansion in 1997, adding 100,000 square feet to our collective manufacturing spaces at three locations. These investments were made to handle the sizable increases in business Harmon expects will occur in 1998 and 1999.

[PHOTO CAPTION]
--) Harmon's production floor in Grain Valley, MO. Shown at right is a new automatic insertion machine, which was part of $2 million invested in new production equipment last year. This state-of-the-art unit is approximately five times faster than predecessor models.

                                   [PHOTO]

SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)




Years ended December 31                            1997       1996        1995         1994
--------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                       $ 213,530   $175,440   $ 136,780    $ 119,703
Cost of sales                                     156,224    126,997      96,094       81,023
Research and development expenditures               7,664      6,331       5,218        4,561
                                               ---------------------------------------------------
Gross profit                                       49,642     42,112      35,468       34,119
Selling, general and administrative expenses       30,298     25,990      23,200       21,176
Other operating expenses (income)                     964        544         481           44
                                               ---------------------------------------------------
Operating income                                   18,380     15,578      11,787       12,899
Other expenses                                        797        473         607          214
                                               ---------------------------------------------------
Pre-tax earnings (continuing operations)           17,583     15,105      11,180       12,685
Income taxes                                        6,622      5,775       4,294        5,046
                                               ---------------------------------------------------
Earnings from continuing operations                10,961      9,330       6,886        7,639
Gain (loss) from discontinued operations                -          -           -            -
Use of net operating loss carryforward                  -          -           -            -
                                               ---------------------------------------------------
Net earnings (loss)                             $  10,961   $  9,330   $   6,886    $   7,639
                                               ---------------------------------------------------
                                               ---------------------------------------------------

Effective tax rate - continuing operations          37.7%      38.2%       38.4%        39.8%
Return on sales - continuing operations              5.1%       5.3%        5.0%         6.4%
Return on equity - continuing operations            15.7%      16.1%       14.0%        17.7%
Return on equity - total                            15.7%      16.1%       14.0%        17.7%
Weighted average shares (000s) - basic*            10,313     10,217      10,187        9,649

PER SHARE DATA*
Earnings from continuing operations - basic     $    1.06   $    .91   $     .68    $     .79
Net earnings (loss) - basic                          1.06        .91         .68          .79
Cash dividends                                        .10        .10         .10          .10
Book value                                           6.68       5.66        4.82         4.27
Price/earnings ratio range - basic              10.3-18.5   8.8-14.2   13.2-20.2    13.9-20.4

OTHER DATA AT YEAR-END
Working capital                                 $  50,323   $ 33,629   $  35,014    $  21,670
Total assets                                      135,769    104,677      86,845       68,395
Long-term debt                                     15,456      3,412      12,090          733
Stockholders' equity                               69,762     57,939      49,232       43,063
Current ratio                                      2.09:1     1.85:1      2.60:1       2.03:1
Quick assets ratio                                 1.12:1     1.01:1      1.16:1       1.03:1
Liabilities to equity ratio                         .95:1      .81:1       .76:1        .59:1
Capital additions (continuing operations)          10,475      6,371       5,532        3,242
Capital additions (total)                          10,475      6,371       5,532        3,242
Depreciation & amortization
  (continuing operations)                           5,639      5,004       3,906        2,621
Depreciation & amortization (total)                 5,639      5,004       3,906        2,621
Outstanding shares (000s)*                         10,437     10,244      10,208       10,092

* Adjusted for three-for-two stock split in February 1998.

SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                                  Five-Year Ten-Year
                                                                                                                  Compound  Compound
Years ended December 31                     1993      1992       1991     1990       1989       1988     1987      Growth    Growth
-----------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
Net sales                                  $99,295   $81,899    $70,934  $ 72,707    $70,154   $64,558    $57,068   +21%      +14%
Cost of sales                               65,716    54,271     45,536    47,478     46,377    42,044     37,995
Research and development expenditures        3,442     3,541      4,000     3,414      3,200     3,669      3,318
-----------------------------------------------------------------------------------------------------------------
Gross profit                                30,137    24,087     21,398    21,815     20,577    18,845     15,755   +16%      +12%
Selling, general and administrative
  expenses                                  18,558    15,646     13,550    14,427     13,186    11,965     10,671
Other operating expenses (income)              114       137      1,122       762       (263)      (27)        43
-----------------------------------------------------------------------------------------------------------------
Operating income                            11,465     8,304      6,726     6,626      7,654     6,907      5,041   +17%      +14%
Other expenses                                 388     1,228      2,118     1,504      1,244     1,301      1,519
-----------------------------------------------------------------------------------------------------------------
Pre-tax earnings (continuing operations)    11,077     7,076      4,608     5,122      6,410     5,606      3,522   +20%      +17%
Income taxes                                 4,193     2,498      1,688     2,022      2,506     2,100      1,613
-----------------------------------------------------------------------------------------------------------------
Earnings from continuing operations          6,884     4,578      2,920     3,100      3,904     3,506      1,909   +19%      +19%
Gain (loss) from discontinued operations         -       165     (2,492)  (12,306)    (2,744)   (1,020)      (217)
Use of net operating loss carryforward           -       273        395         -          -         -          -
-----------------------------------------------------------------------------------------------------------------
Net earnings (loss)                        $ 6,884   $ 5,016    $   823  $ (9,206)   $ 1,160   $ 2,486    $ 1,692   +17%      +21%
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Effective tax rate - continuing
  operations                                 37.9%     35.3%      36.6%     39.5%      39.1%     37.5%      45.8%
Return on sales - continuing operations       6.9%      5.6%       4.1%      4.3%       5.6%      5.4%       3.3%
Return on equity - continuing operations     20.8%     30.1%      39.6%     53.9%      26.5%     25.9%      16.5%
Return on equity - total                     20.8%     33.0%      11.2%   (160.2%)      7.9%     18.3%      14.6%
Weighted average shares (000s) - basic*      8,948     7,672      7,490     7,084      6,948     6,720      6,708

PER SHARE DATA*
Earnings from continuing operations -
  basic                                    $   .77   $   .60    $   .39  $    .44    $   .56   $   .52    $   .28   +12%      +14%
Net earnings (loss) - basic                    .77       .65        .11     (1.30)       .17       .37        .25   +10%      +16%
Cash dividends                                   -         -          -      .042       .083      .083       .083
Book value                                    3.49      1.88        .98       .80       2.13      2.02       1.73   +29%      +14%
Price/earnings ratio range - basic       10.1-20.1  3.4-13.0  21.2-44.0       N/A  23.0-34.9  9.5-14.6  13.2-22.5

OTHER DATA AT YEAR-END
Working capital                            $20,790   $10,740    $ 9,660  $  7,955    $14,444   $ 7,037    $11,870   +36%      +16%
Total assets                                53,000    38,488     36,575    41,408     48,082    42,948     37,984   +29%      +14%
Long-term debt                                 439     4,898     11,915    17,220     17,688    12,139     14,621
Stockholders' equity                        33,086    15,197      7,377     5,747     14,756    13,557     11,604   +36%      +20%
Current ratio                               2.28:1    1.72:1     1.71:1    1.49:1     2.08:1    1.45:1     2.17:1
Quick assets ratio                          1.32:1     .87:1      .76:1     .66:1      .84:1     .60:1     1.09:1
Liabilities to equity ratio                  .60:1    1.53:1     3.96:1    6.21:1     2.26:1    2.17:1     2.27:1
Capital additions (continuing operations     3,189     2,154      1,098     2,187      2,236     1,830      1,504
Capital additions (total)                    3,189     2,154      1,098     4,521      4,589     9,886      3,552
Depreciation & amortization
  (continuing operations)                    2,121     1,936      2,022     2,410      2,373     2,541      2,481
Depreciation & amortization (total)          2,121     1,936      2,022     3,511      3,185     2,834      2,531
Outstanding shares (000s)*                   9,493     8,075      7,497     7,185      6,942     6,717      6,707


* Adjusted for three-for-two stock split in February 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OVERVIEW
-------------------------------------------------------------------------------

Harmon's business has been on an upward trend for the past several years. It continues to increase its sales with its principal customers, the Class I and Short-Line Railroads. Demand for Harmon's purchasing, materials management, pre-assembly and project management services is growing rapidly as these services fill an increasing need in the railroad industry, which continues to downsize and outsource functions it previously did internally. Because of Harmon's advanced technology and service, Harmon now occupies a strong position within the new construction portion of the rail transit market, securing every domestic microprocessor-based signal and control contract awarded since 1991, save one. Harmon's international operations are growing rapidly as evidenced by a 234% gain in international sales to $17.5 million in 1997 from $5.2 million in 1996.

     Harmon's growth has been aided also by acquisitions of businesses and/or product lines that fit its core business. Last November it acquired Devtronics, Inc., which makes recorders and remote maintenance monitoring equipment that offer substantial savings to railroads. In 1997 it also acquired a remaining majority interest in Vale-Harmon Enterprises, Ltd. (Vale Harmon), a Canadian-based railroad sales and marketing company. In 1996 Harmon acquired United Kingdom-based Vaughan Systems Ltd. (since renamed Vaughan Harmon Systems Ltd.). It was a strategic acquisition to increase Harmon's sales in Europe. Vaughan Harmon Systems Ltd. designs signal and control software and is a leading manufacturer of train describers, passenger information and modular railway control systems, which complement Harmon's existing product line. It has proved to be a most promising acquisition, producing the bulk of Harmon's international sales and new orders last year. Harmon also acquired two railroad contract-engineering firms in 1996, which provided a significant gain in engineering resources. In 1995 Harmon acquired the assets of Atlanta-based Serrmi Services, Inc. It provides signal design engineering and wiring and highway grade crossing services to freight railroads.


PROFILE OF CURRENT OPERATIONS
-------------------------------------------------------------------------------

The Company's sales are summarized by product category in the table on page
21. The table also breaks out gross sales and percentages of total sales for each of the past three years. Sales of Harmon crossing and control products by its asset management services operation are included in those separate descriptive categories. The value-added services supplied with those products are included in the asset management services category.

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

     ASSET MANAGEMENT SERVICES is a single-source, rapid delivery service of railroad components for railroad customers. It involves warehousing commonly-used parts and equipment that are manufactured by the Company and by other vendors. Service functions continue to expand. They now include asset and materials management, and kitting of various components, which are delivered as a complete unit, ready for installation. Total project management was added in 1996 and has since grown rapidly.

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

     OTHER sales include communication equipment and products that do not fit readily into the other five categories.

SALES BY PRODUCT OR SERVICE FUNCTION*

                                                           Years ended December 31,
                                              1997                   1996                    1995
                                      ------------------------------------------------------------------
     (Dollars in thousands)            Amount        %        Amount         %        Amount        %
     ---------------------------------------------------------------------------------------------------
     Train Control Systems            $101,624     47.4%     $ 87,080      47.3%     $ 55,437      40.7%
     Crossing Systems                   55,598     25.9%       48,927      26.6%       42,375      31.1%
     Asset Management Services          29,913     14.0%       22,217      12.1%       14,194      10.4%
     Train Inspection Systems           13,407      6.2%       12,906       7.0%       11,360       8.4%
     Printed Wiring Boards               5,772      2.7%        5,249       2.9%        6,752       5.0%
     Other                               8,113      3.8%        7,489       4.1%        5,999       4.4%
                                      ------------------------------------------------------------------
      Total                           $214,427    100.0%     $183,868     100.0%     $136,117     100.0%
     ---------------------------------------------------------------------------------------------------

     * Sales volumes shown above are gross totals and do not include cash discounts or deferred contract revenue. As a result, there are differences between the amounts in this table and those presented in the Consolidated Statements of Earnings. The differences do not affect the validity of the discussion and analysis.


RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995.

Harmon achieved record sales and earnings in 1997. Net sales increased 22% to a record $213.5 million compared with $175.4 million for 1996 and $136.8 million for 1995. Net earnings increased 17% to a record $11.0 million ($1.06 per share-diluted) compared with $9.3 million in 1996 ($0.91 per share-diluted) and $6.9 million in 1995 ($0.67 per share-diluted). The increase in earnings from 1996 to 1997 and from 1995 to 1996 was due chiefly to substantially higher sales levels in 1997 and 1996. Return on equity was 15.7% for 1997 compared with 16.1% for 1996 and 14.0% for 1995. Return on capital employed was 23.8% in 1997 compared with 25.9% in 1996 and 21.7% in 1995. The backlog at 1997 year-end was $75 million, an increase of 26% from one year earlier.

SALES ANALYSIS. Throughout 1997, the railroad industry continued its move toward the purchase of entire systems and away from the purchase of individual components. This trend reflects the railroads' desires to fix operational responsibility on one supplier and to place orders with large suppliers, which have broad-based product lines, meaningful research and engineering support, and strong service capabilities. This trend has played to Harmon's strengths in 1997, wherein every product line experienced higher sales. Sales of train control systems increased $14.5 million to $101.6 million; sales of crossing systems were up $6.7 million to $55.6 million; sales of asset management services were up $7.7 million to $29.9 million; and sales of train inspection systems, printed wiring boards and other miscellaneous products each recorded gains in excess of $500,000. The increase in train control system sales is chiefly the result of increased orders from recently-merged railroad companies and continued strong sales of Harmon's Ultra Cab units. The increase in crossing system sales primarily reflects higher levels of business with recently-merged railroad companies. The sales gain in asset management services reflects a continuation toward outsourcing among domestic freight railroads, which enables them to complete specific upgrade projects more quickly. Train inspection sales, which are principally made to domestic railroads, increased 3.9% in 1997. Sales of printed wiring boards were up 10%, which reversed the trend of the previous year.

     Harmon's strengths in train control and crossing systems and asset management services were the principal reasons its 1997 sales reached a record $213.5 million, which was $38.1 million greater, or 21.7%, than those of 1996. Net sales of $175.4 million in 1996 were 28.3% ahead of those of 1995. Incoming orders for 1997 were also a record at $228.6 million, which despite record shipments that year, resulted in a backlog of $75 million. Approximately 59% ($44 million) of the backlog was domestic freight related; 15% ($11 million) related to international business, chiefly in Great Britain and Brazil, and 26% ($20 million) related to domestic rail transit. The rail transit backlog increased by approximately $8 million in February, 1998, following reception of the first phase of a $45 million communications-based train control contract with BART, which involves the use of the newly-acquired wireless data communication technology.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OPERATING SUMMARY

                                         Percentage of Net Sales                 Percentage of Change
                                       ----------------------------          -----------------------------
                                         Years ended December 31,            1997       1996         1995
                                                                             over       over         over
                                        1997       1996       1995           1996       1995         1994
     --------------------------------------------------------------          -----------------------------
     Net sales                         100.0%     100.0%     100.0%          21.7%      28.3 %      14.3 %
     Cost of sales                      73.2%      72.4%      70.3%          23.0%      32.2 %      18.6 %
     Research and development            3.6%       3.6%       3.8%          21.1%      21.3 %      14.4 %
                                       ----------------------------          -----------------------------
     Gross profit                       23.2%      24.0%      25.9%          17.9%      18.7 %       4.0 %
     Selling, general
      and administrative expenses       14.2%      14.8%      17.0%          16.6%      12.0 %       9.6 %
     Other operating expenses, net       0.4%       0.3%       0.4%          77.2%      13.1 %     993.2 %
                                       ----------------------------          -----------------------------
     Operating income                    8.6%       8.9%       8.5%          18.0%      32.2 %      (8.6)%
     Other expenses                      0.4%       0.3%       0.4%          68.5%     (22.1)%     183.6 %
                                       ----------------------------          -----------------------------
     Earnings before income taxes        8.2%       8.6%       8.1%          16.4%      35.1 %     (11.9)%
     Income taxes                        3.1%       3.3%       3.1%          14.7%      34.5 %     (14.9)%
                                       ----------------------------          -----------------------------
     Net earnings                        5.1%       5.3%       5.0%          17.5%      35.5 %      (9.9)%
     --------------------------------------------------------------          -----------------------------
     --------------------------------------------------------------          -----------------------------


     The table above illustrates the percentage relationship to net sales for certain items reflected in the Company's Consolidated Statements of Earnings and the percentage increase or decrease in the dollar amounts of such items year-to-year.

     Sales of the Company's signal and control systems are influenced by various factors. They include the financial condition of the railroad industry, the railroads' budgets for planned equipment expenditures and the level of activity in authorizing grade crossing warning system improvements. These improvements receive up to 80% federal support, with an aggregate limit of $160 million per year. Authorization for the current funding program expires in March, 1998, and the Congress is presently working on an extension of this funding. It is expected that appropriations will be authorized later this year, and spending levels will be comparable for rail-highway crossing warning systems and increased for rail transit projects.

     The market for the remainder of the Company's products is largely dependent on the financial condition of the railroad industry, the trend of the general economy, and individual railroads' budgets for capital expenditures and repairs and maintenance. At year-end 1997, the freight railroad industry was enjoying good market conditions with increased revenues in most segments of their business, particularly intermodal traffic. Its estimated 1998 capital expenditure budgets will be at or above 1997 levels. The industry continues to look for ways to improve profits, which includes the purchase of more efficient operating systems, the use of outsourced services, and better utilization of current capital equipment. The industry was also merger minded, which historically has reduced capital spending while mergers were pending and increased spending after they were completed.

GROSS PROFIT. Gross profit as a percent of sales declined to 23.2% for 1997 compared with 24.0% for 1996 and 25.9% in 1995. The incremental declines in 1997 and 1996 reflect the shift away from individual product sales to those of entire systems and outsourced services, both of which deliver substantially higher sales but with reduced profit margins. For example, the $40 million upgrade project, which commenced in 1997 for a Class I railroad, added substantially to the sale of Harmon products and systems, but it also contained sizable amounts of "pass-through" business, which provide only modest profit margins. In addition, profit margins were under additional pressure during the past two years because of capacity expansions in 1997 and product upgrades in 1996.

     Traditionally, declining profit margins have negative connotations. Harmon's experience is otherwise. Management's primary focus is on net earnings, and less so on margins. It takes on additional lower margin business when overall increased profits are likely to occur. Its asset management service business illustrates this business concept. Standing alone, it is a low margin, but profitable business. But when linked to Harmon's total business strategy, it makes a healthy profit contribution because its function begets additional sales of Harmon products and systems, and it performs a service few others in the railroad industry can match. Moreover, the Company is confident its service business will increase as the railroads continue to outsource their asset management, maintenance and line upgrade projects.

RESEARCH AND DEVELOPMENT. Research and development expenditures increased $1.3 million in 1997 following a $1.1 million increase in 1996, which illustrates Harmon's ongoing commitment to incorporating new technology into its products. The principal reasons for the increase in 1997 relate to continued development of our Incremental Train Control System (ITCS), development of next-generation products, and costs related to demonstrating our Advanced Automatic Train Control (AATC) system in New York City to several prospective buyers.

     Although R&D expenditures were up in absolute terms in 1997 and 1996, as a percent of sales they remained the same at 3.6% because of the sales increase in 1997. Expenditures in 1995 were 3.8%.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for 1997 were $30.3 million, roughly $4.3 million higher than those of 1996. The 1997 increase relates principally to the 21.7% sales increase for 1997, which naturally generated more sales expense and increased profit-based incentive compensation. While SG&A expenses increased in absolute dollar terms last year their costs relative to net sales declined for the fourth consecutive year--to 14.2% of sales from 14.8% in 1996, 17.0% in 1995 and 17.7% in 1994. This downward trend as a percentage of net sales reflects improvements in cost controls and the fixed nature of certain costs. The absolute increase in dollars each year basically reflects the result of inflation, commissions incident to higher sales volume, and additions to SG&A expenses incident to acquisitions made in 1997, 1996 and 1995. These expenses were offset somewhat in 1995 by lower profit-based bonuses.

     Apart from higher SG&A expenses incurred due to higher sales in 1997, certain other expenses (chiefly, costs related to employee recruiting as well as legal and outside computer consulting services) approximated $1.5 million last year, resulting in operating cost increases. Conversely, a $7.7 million increase in service revenues in 1997 helped reduce SG&A expenses as a percent of sales because the service operation incurs proportionally less SG&A expenses per dollar of revenue than Harmon's other revenue producing products. This illustrates the beneficial effect on profits when otherwise low-margin business is added to an already profitable enterprise.

AMORTIZATION EXPENSES. Amortization expenses increased 18.7% from 1996 to 1997 and 7.3% from 1995 to 1996. The increases are the result of acquisitions made during 1997 and 1996.

OTHER OPERATING EXPENSES. The increase in other operating expenses in 1997 reflects the Company's equity in the net loss of Vale Harmon prior to the acquisition. Changes between 1996 and 1995 were insignificant.

INTEREST INCOME AND EXPENSE. Interest expense was $1,219,000 in 1997, $724,000 in 1996 and $741,000 in 1995. The increase in 1997 was the result of a January, 1997 private placement of $15 million in senior unsecured notes. The decrease in 1996 reflected lower average borrowings in 1996 compared with 1995. Interest income was greater in 1997 than in the two previous years because the proceeds from the private placement were invested during the first half of 1997. During the second half of 1997, those same funds were redeployed to support greater working capital needs and for capital expansion programs to increase the Company's manufacturing capacity.

INCOME TAXES. The Company's effective income tax rate was 37.7% in 1997 compared with 38.2% in 1996 and 38.4% in 1995. The tax rate in 1997 was lower because of United Kingdom net operating loss usage.


INFLATION
-------------------------------------------------------------------------------

Inflation has been modest in the past three years. Wage increases have been about 4% in each of the past three years. Raw material cost increases were about 3% in 1995 and 1996, and negligible in 1997. Competitive pressure has required the Company to maintain or reduce sales prices to sustain market share. Management believes that competitive pricing pressures will remain for the foreseeable future. Its program to combat this is to continue to increase productivity, adopt emerging lower-cost technological advances into its products, expand its available products through internal development and acquire products or companies in the railroad supply industry that will expand Harmon's product or service offerings.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES
-------------------------------------------------------------------------------

The Company concluded 1997 with a very strong balance sheet. Total assets were $135.8 million, up $31.1 million. Stockholders' equity rose to $69.8 million ($6.68 per share) from $57.9 million ($5.66 per share). Working capital was $50.3 million, which produced a current ratio of 2.09:1 compared to 1.85:1 a year earlier. Interest-bearing debt was up $12.5 million. This chiefly reflects a $15 million private debt placement of unsecured 10-year senior notes, which Harmon completed in January, 1997. Cash was used to fund capital expenditures of $10.5 million chiefly for plant expansions and purchases of additional production equipment, increased receivables and contract costs of $5.3 million (largely because of the $17.8 million sales increase in the 1997 fourth quarter), and to support an $11.7 million increase in year-end inventories, offset by cash provided by an increase in trade payables of $5.2 million.

     At December 31, 1997, availability under the Company's primary bank lines of credit amounted to $31 million, with no borrowings against it. Capital expenditures for 1998 are budgeted at $14.5 million, roughly $4.0 million higher than the capital expenditures for 1997. Traditionally, the Company spends less on capital expenditures than it actually budgets.

1998 OUTLOOK
-------------------------------------------------------------------------------

On balance, the outlook for 1998 is bright. The Company began 1998 with a backlog of $74.5 million, up $15.1 million from its year earlier backlog of $59.4 million. Its principal Class I railroad customers indicate they will increase expenditures for capacity enhancements, which include purchases of products, systems and services of a type that Harmon provides. Harmon's recent addition of wireless radio technology for railroad application is expected to be major factor in Harmon's future sales of its communication-based automatic train control systems. Other positive factors include: (1) continued upgrading and privatization of railroads in Mexico;
(2), a trend toward increased outsourcing among Class I railroads; (3), greater sales opportunities internationally, particularly because of the expanding business relationship between Harmon's British-based subsidiary (Vaughan Harmon Systems Ltd.) and British Railtrack; (4), a sizable increase in the number of bids expected to be let in 1998 by domestic rail transit authorities; and (5), continuing mergers between Class I railroads, which upon completion, generally lead to signal and train control upgrades across the newly-combined systems.

     Despite the many positives for Harmon, there are two potential negatives as well. The first relates to the potential for a heightened competitive environment. The parent of a significant competitor was recently sold to a European company, which is a world giant in railroad equipment and systems. Another domestic railroad supplier has become a sizable force in railroading in recent years, and there are rumors that the parent company of a third railroad equipment supplier may be sold. The second issue relates to the fact that the Congress has not yet authorized funds for rail-highway grade crossing upgrades or rail-transit projects. What effect these factors will have on Harmon is uncertain.

     The Company's goal is to achieve an annual order rate of approximately $300 million by the year 2000. This goal is predicated upon maintaining our current product and systems sales levels and increasing our service business to the domestic freight railroad market. It also assumes we will book a representative share of the mass transit projects that are presently contemplated for release in 1998 and 1999, and that our aggressive pursuit of business in the international market will result in material sales gains. It does not depend on acquisitions. It should be recognized that these are goals, not forecasts. Much depends on the future trends of domestic and international economies, which are uncertain.


OTHER
-------------------------------------------------------------------------------

The Company streamlined its organizational structure during 1996, merging its domestic operating subsidiaries into the parent company effective January 1, 1997. This realignment has improved customer service and streamlined overall operations.

     There are no recently issued accounting pronouncements which have not been implemented that would have a significant effect on the Company's financial statements.

YEAR 2000 ISSUE
-------------------------------------------------------------------------------

Management is presently conducting a formal Year 2000 survey with its suppliers of critical inventory items. To date it has uncovered nothing significant in its supply chain that would cause Harmon Year 2000 problems. Simultaneously, management is conducting a review of its products that contain imbedded software. Only small issues have been discovered, and management expects to resolve these during 1998 at minimal cost. In addition, the Company is in the midst of a multi-year project to upgrade its operating systems, which includes a review of all its computer systems and applications at all its locations to assess the impact of the Year 2000 date change. As part of its overall systems upgrade to accommodate its recent and expected future growth, Harmon has been working the past year to bring all its information systems, including manufacturing controls, on line with a common operating software. The Company has been advised that the new software, which is expected to be implemented during 1998-1999, is Year 2000 compliant. The cost to bring all the Company's operating systems onto one platform is approximately $2.5 million.


FOURTH QUARTER RESULTS
-------------------------------------------------------------------------------

Sales for Harmon's 1997 fourth quarter were a record $73.8 million, 31.8% greater than its 1996 fourth quarter sales of $56.0 million. Cost of sales as a percentage of sales was 74.4% compared with 78.5% in 1996. The positive difference between the two years reflects greater shipments of higher margin products in 1997. In 1996, a sizable portion of Harmon's fourth quarter revenues were comprised of asset management service billings, which carry smaller markups than Harmon-manufactured goods and often include pass-through business--products not manufactured by Harmon but which are purchased by Harmon to complete a turnkey project.

     Net earnings for the 1997 fourth quarter were $3.9 million, or $0.37 per share - diluted, compared with $2.1 million, or $0.20 per share - diluted, for the 1996 fourth quarter.


QUARTERLY CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
-------------------------------------------------------------------------------

                                              1997                                             1996
Quarters ended             March 31    June 30   Sept. 30    Dec. 31         March 31    June 30   Sept. 30    Dec. 31
----------------------------------------------------------------------------------------------------------------------
Net sales                   $35,988    $47,621    $56,125    $73,796          $38,397    $39,111    $41,957    $55,975
Cost of sales                26,196     33,607     41,512     54,909           27,224     26,141     29,721     43,911
R&D expenditures              1,602      1,809      1,758      2,496            1,458      1,726      1,492      1,656
                           -------------------------------------------------------------------------------------------
Gross profit                  8,190     12,205     12,855     16,391            9,715     11,244     10,744     10,408
Selling, general and
 administrative expenses      5,847      6,687      8,228      9,534            6,164      6,560      6,491      6,774
Amortization                    160        166        178        192              137        137        154        159
Miscellaneous (income)
 expense-net                    (23)       281         (4)        13              (16)       (14)       (14)         2
                           -------------------------------------------------------------------------------------------
Operating income              2,206      5,071      4,453      6,652            3,430      4,561      4,113      3,473
Investment income               138        176         67         41              169         29         28         25
Interest expense                124        428        333        334              255        234        123        112
                           -------------------------------------------------------------------------------------------
Pre-tax earnings              2,220      4,819      4,187      6,359            3,344      4,356      4,018      3,386
Income taxes                    772      1,832      1,548      2,470            1,269      1,699      1,530      1,278
                           -------------------------------------------------------------------------------------------
Net earnings                $ 1,448    $ 2,987    $ 2,639    $ 3,889          $ 2,075    $ 2,657    $ 2,488    $ 2,108
                           -------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------
Earnings per common
 share-diluted              $  0.14    $  0.29    $  0.25    $  0.37          $  0.20    $  0.26    $  0.24    $  0.20
                           -------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------
Weighted average
 shares-diluted (000s)       10,304     10,335     10,392     10,467           10,244     10,262     10,266     10,296
                           -------------------------------------------------------------------------------------------
                           -------------------------------------------------------------------------------------------

Quarterly per share amounts may not add to annual amounts due to the timing of net earnings and changes in common stock equivalents during each year.


STOCK SPLIT
-------------------------------------------------------------------------------

Effective February 27, 1998, the Company's common stock was split on a three-for-two basis. Per share information included herein reflects the effect of that stock split.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)



At December 31,                                                                1997          1996
---------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                  $  6,748      $      -
  Trade receivables, less allowance for doubtful accounts
    of $318 in 1997 and $307 in 1996                                           45,001        39,656
  Costs and estimated earnings in excess of billings on
    uncompleted contracts (note 2)                                              2,850         1,665
  Inventories:
    Work in process                                                             6,171         4,145
    Raw materials and supplies                                                 32,894        23,076
                                                                             ----------------------
                                                                               39,065        27,221
  Deferred tax asset (note 4)                                                   2,215         1,637
  Prepaid expenses and other current assets                                       473         2,851
                                                                             ----------------------
    Total current assets                                                       96,352        73,030
                                                                             ----------------------

Property, plant and equipment, at cost (note 3):
  Land                                                                            465           356
  Buildings                                                                    11,363         9,010
  Machinery and equipment                                                      16,319        14,292
  Office furniture and equipment                                               20,671        16,032
  Transportation equipment                                                      1,393         1,236
  Leasehold improvements                                                        3,120         2,395
                                                                             ----------------------
                                                                               53,331        43,321
  Less accumulated depreciation and amortization                               29,302        25,389
                                                                             ----------------------
    Net property, plant and equipment                                          24,029        17,932

Deferred tax asset (note 4)                                                       414           738
Cost in excess of fair value of net assets acquired, net of accumulated
  amortization of $3,180 in 1997 and $2,483 in 1996 (note 11)                   8,766         7,606
Deferred compensation asset (note 6)                                            5,807         4,998
Other assets                                                                      401           373
                                                                             ----------------------
                                                                             $135,769      $104,677
                                                                             ----------------------
                                                                             ----------------------


See accompanying notes to consolidated financial statements.


At December 31,                                                          1997       1996
------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current debt installments (note 3)                                   $  1,162    $   737
  Accounts payable                                                       21,554     15,119
  Accrued payroll, bonus and employee
    benefit plan contributions (note 6)                                  11,893     10,892
  Billings in excess of costs and estimated earnings on
    uncompleted contracts (note 2)                                        5,677      5,926
  Other accrued liabilities                                               5,177      6,235
  Current tax liability                                                     566        492
                                                                       -------------------
      Total current liabilities                                          46,029     39,401
                                                                       -------------------

Deferred compensation liability (note 6)                                  4,522      3,925
Long-term debt (note 3)                                                  15,456      3,412
                                                                       -------------------
      Total liabilities                                                  66,007     46,738

Stockholders' equity (notes 3, 6, 7 and 11):
  Common stock of $.25 par value; authorized 20,000,000 shares,
    issued 10,437,369 shares in 1997 and 10,243,910 shares in 1996     $  2,609      2,561
  Additional paid-in capital                                             24,514     22,340
  Foreign currency translation                                              104        203
  Unearned compensation                                                    (224)         -
  Retained earnings                                                      42,759     32,835
                                                                       -------------------
      Total stockholders' equity                                         69,762     57,939

Commitments and contingencies (notes 6 and 10)


                                                                       -------------------
                                                                       $135,769   $104,677
                                                                       -------------------
                                                                       -------------------


CONSOLIDATED STATEMENTS OF EARNINGS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


Years ended December 31,                                  1997           1996         1995
--------------------------------------------------------------------------------------------
Net sales                                               $213,530       $175,440     $136,780
Cost of sales                                            156,224        126,997       96,094
Research and development expenditures                      7,664          6,331        5,218
                                                        ------------------------------------
      Gross profit                                        49,642         42,112       35,468
                                                        ------------------------------------

Selling, general and administrative expenses              30,298         25,990       23,200
Amortization of cost in excess of fair value
  of net assets acquired (note 11)                           697            587          547
Equity in net loss of affiliate (note 8)                     330              -            -
Miscellaneous income - net                                    63             43           66
                                                        ------------------------------------
      Operating income                                    18,380         15,578       11,787

Interest expense                                           1,219            724          741
Investment income                                            422            251          134
                                                        ------------------------------------
      Earnings before income taxes                        17,583         15,105       11,180

Income tax expense (benefit) (note 4):
  Current                                                  6,876          6,945        4,413
  Deferred                                                  (254)        (1,170)        (119)
                                                        ------------------------------------
                                                           6,622          5,775        4,294
                                                        ------------------------------------
      Net earnings                                      $ 10,961       $  9,330     $  6,886
                                                        ------------------------------------
                                                        ------------------------------------

Basic earnings per common share*                        $   1.06       $   0.91     $   0.68
Diluted earnings per common share*                      $   1.06       $   0.91     $   0.67
                                                        ------------------------------------
                                                        ------------------------------------

Weighted average shares used in computation (000s)*
  Basic earnings per common share                         10,313         10,217       10,187
  Diluted earnings per common share                       10,374         10,268       10,242
                                                        ------------------------------------
                                                        ------------------------------------


* Adjusted for three-for-two stock split in February 1998.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)

                                                     Additional     Foreign                                       Total
                                           Common     Paid-in       Currency        Unearned      Retained    Stockholders'
                                           Stock      Capital      Translation    Compensation    Earnings       Equity
---------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994*              $2,523      $21,878        $  -            $  -         $18,662        $43,063
Net earnings                                    -            -           -               -           6,886          6,886
Cash dividends paid ($0.10 per share)           -            -           -               -          (1,021)        (1,021)
Common stock issued (note 7):
  Stock options and other                      30          274           -               -               -            304
                                           --------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1995*               2,553       22,152           -               -          24,527         49,232
Net earnings                                    -            -           -               -           9,330          9,330
Cash dividends paid ($0.10 per share)           -            -           -               -          (1,022)        (1,022)
Common stock issued (notes 7 and 11):
  Acquisitions of businesses                    6          144           -               -             -              150
  Stock options and other                       2           44           -               -             -               46
Foreign currency translation                    -            -         203               -             -              203
                                           --------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1996*               2,561       22,340         203               -          32,835         57,939
Net earnings                                    -            -           -               -          10,961         10,961
Cash dividends paid ($0.10 per share)           -            -           -               -          (1,037)        (1,037)
Common stock issued (notes 6, 7 and 11):
  Acquisition of business                      23        1,337           -               -               -          1,360
  Deferred compensation                         6          355           -            (224)              -            137
  Stock options and other                      19          482           -               -               -            501
Foreign currency translation                    -            -         (99)              -               -            (99)
                                           --------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997*              $2,609      $24,514        $104           $(224)        $42,759        $69,762
                                           --------------------------------------------------------------------------------
                                           --------------------------------------------------------------------------------


* Adjusted for three-for-two stock split in February 1998.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)


Years ended December 31,                                                        1997              1996                 1995
-----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                 $  10,961          $  9,330             $  6,886
Adjustments to reconcile net earnings to net cash
 provided by (used in) operating activities:
 Depreciation and amortization                                                   5,639             5,004                3,906
 Loss (gain) on sale of property, plant and equipment                               45                (5)                 (34)
 Deferred tax expense (benefit)                                                   (254)           (1,170)                (119)
 Earned stock compensation                                                         137                 -                    -
 Equity in net loss of affiliate                                                   330                 -                    -
Changes in assets and liabilities, net of acquisitions of businesses:
 Trade receivables                                                              (3,900)          (13,740)              (3,860)
 Inventories                                                                   (11,677)           (1,060)              (7,830)
 Estimated costs, earnings and billings on contracts                            (1,371)            7,381               (2,873)
 Prepaid expenses and other current assets                                       2,454              (360)                 131
 Accounts payable                                                                5,209             3,345                3,052
 Accrued payroll and benefits                                                      911             4,000                 (651)
 Other liabilities                                                               (995)             5,007                 (478)
 Other deferred liabilities                                                        597               371                  157
                                                                             ----------         ---------            ---------
  Total adjustments                                                             (2,875)            8,773               (8,599)
                                                                             ----------         ---------            ---------
   Net cash provided by (used in) operating activities                           8,086            18,103               (1,713)
                                                                             ----------         ---------            ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures                                                           (10,475)           (6,371)              (5,532)
Acquisitions of businesses                                                        (196)           (2,146)              (1,182)
Proceeds from sale of property, plant and equipment                                 29                46                   84
Deferred compensation, net                                                        (809)           (1,339)                (429)
Other investing activities                                                        (358)            1,584                 (974)
                                                                             ----------         ---------            ---------
   Net cash used in investing activities                                       (11,809)           (8,226)              (8,033)
                                                                             ----------         ---------            ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock                                             501                46                  292
Cash dividends                                                                  (1,037)           (1,022)              (1,021)
Proceeds from issuance of long-term debt                                        15,000                 -                    -
Borrowings under line of credit agreements                                      52,370            46,530               31,152
Repayments under line of credit agreements                                     (55,293)          (55,165)             (20,491)
Principal payments of long-term debt                                              (971)             (469)                (436)
                                                                             ----------         ---------            ---------
   Net cash provided by (used in) financing activities                          10,570           (10,080)               9,496
Foreign currency translation                                                       (99)              203                    -
Net increase (decrease) in cash and cash equivalents                             6,748                 -                 (250)
                                                                             ----------         ---------            ---------
Cash and cash equivalents at beginning of year                                       -                 -                  250
                                                                             ----------         ---------            ---------
Cash and cash equivalents at end of year                                     $   6,748          $      -             $      -
                                                                             ----------         ---------            ---------
                                                                             ----------         ---------            ---------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
 Interest                                                                    $     884          $    690             $    661
 Income taxes                                                                $   6,635          $  6,019             $  4,167


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
------------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The consolidated financial statements of the Company include the accounts of Harmon Industries, Inc., and its wholly-owned subsidiaries, Vaughan Harmon Systems Limited (Vaughan Harmon), Vale-Harmon Enterprises, Ltd. (Vale Harmon), Devtronics, Inc. (Devtronics) and Harmon Railway Systems International (HRSI). Effective January 1, 1997 the Company's former subsidiaries Harmon Electronics, Inc. (HEI), Electro Pneumatic Corporation (EPC) and Consolidated Asset Management Company, Inc. (CAMCO), were merged with and into Harmon Industries, Inc. such that Harmon Industries was the surviving corporation.

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

LONG-TERM CONTRACTS. Profits on long-term contracts are recorded on the basis of the Company's estimates of the percentage of completion of individual contracts. That portion of the total contract price is accrued which is allocable, on the basis of the Company's engineering estimates of the percentage of completion, to contract expenditures incurred. Profits are not recorded during the start-up phase of the contract. All losses are recognized in the period during which they become evident.

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED. Cost in excess of the fair value of net assets acquired is amortized on a straight-line basis generally over five to fifteen years. The Company assesses the recoverability and measures impairment, if any, of such cost by determining whether the amortization of the cost in excess of the fair value of net assets acquired over its remaining life can be recovered through undiscounted future operating cash flows.

STATEMENT OF CASH FLOWS. For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RESEARCH AND DEVELOPMENT. Costs incurred in the creation of new products or in changing existing products are charged to expense as incurred.

STOCK SPLIT. On February 3, 1998, the Company declared a three-for-two stock split, payable on February 27, 1998 in the form of a stock dividend to stockholders of record on February 13, 1998. Share and per share data for all periods presented have been adjusted to give retroactive effect to this stock split.

EARNINGS PER COMMON SHARE. Prior to December 31, 1997 the Company computed earnings per share (EPS) in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 15, Earnings per Share and related interpretations. As such, primary earnings per common share was based on the weighted average number of common shares outstanding, giving effect to common stock equivalents (stock options), if dilutive. On December 31, 1997 the Company adopted SFAS No. 128, Earnings per Share, which replaces the presentation of primary and fully diluted EPS with a presentation of basic and diluted EPS. Previously reported EPS information has been restated to reflect the adoption of SFAS No. 128.

     Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     For the years ended December 31, 1997, 1996 and 1995 there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net earnings of the Company. For the years ended December 31, 1997, 1996 and 1995 the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (10,319,000 shares-1997, 10,217,000 shares-1996, 10,187,000 shares-1995), reduced, in the case of 1997, by the weighted average number of shares of nonvested stock (6,000 shares) issued pursuant to employee benefit plans. The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation (10,313,000 shares-1997, 10,217,000 shares-1996, 10,187,000 shares-1995) increased to reflect the potential dilution under the treasury stock method of the outstanding stock options and nonvested stock under the Company's employee benefit plans and stock option programs (61,000 shares-1997, 51,000 shares-1996, 55,000 shares-1995).

FAIR VALUE OF FINANCIAL INSTRUMENTS. Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates. The fair market value of the Company's financial instruments approximates the carrying value.

STOCK OPTION PLANS. Prior to January 1, 1996 the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and subsequent years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

ENVIRONMENTAL REMEDIATION LIABILITIES. In October 1996 the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 96-1, Environmental Remediation Liabilities. SOP 96-1 was adopted by the Company on January 1, 1997 and requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, Accounting for Contingencies, have been met. The guidance provided by the SOP is consistent with the Company's current method of accounting for environmental remediation costs and, therefore, adoption of this new Statement did not have a material impact on the Company's financial position or results of operations.

NOTE 2. CONTRACTS IN PROGRESS
-------------------------------------------------------------------------------

Contract costs on uncompleted contracts are as follows:

                                      Costs and    Billings in
                                      estimated     excess of
                                       earnings     costs and
                                      in excess     estimated
     (Dollars in thousands)          of billings    earnings       Total
     ---------------------------------------------------------------------
     December 31, 1997:
     Costs and estimated earnings       $13,850     $110,836     $124,686
     Billings                            11,000      116,513      127,513
                                     -------------------------------------
                                        $ 2,850     $ (5,677)    $ (2,827)
                                     -------------------------------------
                                     -------------------------------------
     December 31, 1996:
     Costs and estimated earnings       $ 7,796     $ 73,397     $ 81,193
     Billings                             6,131       79,323       85,454
                                     -------------------------------------
                                        $ 1,665     $ (5,926)    $ (4,261)
                                     -------------------------------------
                                     -------------------------------------

Balances billed, but not paid by customers under retainage provisions in contracts amounted to $798,000 and $1,165,000 at December 31, 1997 and 1996, respectively. All receivables on contracts in progress are considered to be collectible within twelve months.


NOTE 3. INDEBTEDNESS
-------------------------------------------------------------------------------


     (Dollars in thousands)                           1997          1996
     --------------------------------------------------------------------
     Revolving credit agreements                     $     -       $2,826
     Senior unsecured notes payable                   15,000            -
     Lines of credit                                     583            -
     Bank loans                                          336          273
     Note payable                                          -          198
     Capitalized lease obligations                       699          852
                                                     --------------------
       Total indebtedness                             16,618        4,149
     Less current installments                         1,162          737
                                                     --------------------
       Long-term debt                                $15,456       $3,412
                                                     --------------------
                                                     --------------------


REVOLVING CREDIT AGREEMENTS. The Company has an unsecured $20,000,000 revolving credit agreement which expires August 1999. At December 31, 1997, there are no outstanding borrowings. Outstanding borrowings bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage and fixed charges coverage ratio.

     The Company has an unsecured reducing revolving credit agreement with original total credit availability of $15,000,000 reducing by $536,000 as of the last day of each quarter beginning September 30, 1996. The Company has remaining total credit availability of $11,784,000 at December 31, 1997 against which there are no outstanding borrowings at December 31, 1997. Outstanding borrowings are due on August 15, 2001 and bear interest at a base rate established by the bank plus a variable component depending on the Company's funded debt to capitalization percentage and fixed charges coverage ratio. The Company pays commitment fees of 110 of 1% annually on the unused portion of the revolving credit agreements.

SENIOR UNSECURED NOTES PAYABLE. On January 24, 1997 the Company issued $15,000,000 of senior unsecured notes. The notes bear interest at 6.87% and are payable in equal annual installments of $2,142,857 commencing in 2001 with the final payment due in 2007.

LINES OF CREDIT. A subsidiary company has a line of credit with total availability of $457,000 against which there are outstanding borrowings of $457,000 at December 31, 1997. The line of credit does not have a stated expiration date as all amounts are payable upon demand of the lender and accordingly the entire balance outstanding has been classified as current in the Consolidated Balance Sheets. The line of credit bears interest at the lender's prime lending rate plus 1% (6.5% at December 31, 1997), payable monthly. The line of credit is collateralized by liens against certain real and personal property.

     A subsidiary company has a line of credit with total availability of $500,000 against which there are outstanding borrowings of $126,000 at December 31, 1997. The line of credit expires May 29, 2001. All amounts are payable upon demand, and if not sooner demanded, May 29, 2001 and accordingly the entire balance outstanding has been classified as current in the Consolidated Balance Sheets. The line of credit bears interest at the prime interest rate as published in the Wall Street Journal rate plus 1% (9.5% at December 31, 1997), adjusted and payable monthly. The line of credit is collateralized by liens against certain personal property.

BANK LOANS. A subsidiary company has a $211,000 bank loan which is a term note payable in monthly installments including interest through April 2002. The note bears interest at a base rate established by the bank plus 2.1% (9.3% at December 31, 1997). The note is collateralized by liens against certain real and personal property.

     A subsidiary company has a $125,000 bank loan which is a term note payable in monthly installments including interest through December, 2000. The note bears interest at a base rate established by the bank plus 3.0% (11.00% at December 31, 1997). The note is collateralized by liens against certain real and personal property.

CAPITALIZED LEASE OBLIGATIONS. The Company entered into various computer hardware and software capital lease agreements totaling $312,000 and $330,000 in 1997 and 1996, respectively. Monthly installments are due through November, 2000. The implied interest rates in the lease agreements range from 7.0% to 9.0%.

COVENANTS. The various indebtedness agreements contain, among other things, covenants relating to: maintenance of certain levels of consolidated net worth and limitations of total liabilities; maintenance of certain ratios of debt to equity and current assets to current liabilities; and certain limitations on the payment of cash dividends. At December 31, 1997, the Company is in compliance with all covenants under its indebtedness agreements and has retained earnings available for dividends of $8,087,000.

MATURITIES. At December 31, 1997, long-term debt maturities for 1998 and thereafter are:



     Years ended December 31          (Dollars in thousands)
     -------------------------------------------------------
     1998                                            $ 1,162
     1999                                                212
     2000                                                180
     2001                                              2,192
     2002 and thereafter                              12,872
                                                     -------
                                                     $16,618
                                                     -------
                                                     -------

NOTE 4. INCOME TAXES
-------------------------------------------------------------------------------

     Income tax expense consisted of the following:


     (Dollars in thousands)                     1997       1996       1995
     ------------------------------------------------------------------------
     Current:
       Federal                                 $4,992     $ 5,741     $3,664
       Foreign                                  1,002           -          -
       State                                      882       1,204        749
                                               ------------------------------
         Total current                          6,876       6,945      4,413

     Deferred:
       Federal                                   (223)       (976)       (99)
       State                                      (31)       (194)       (20)
                                               ------------------------------
         Total deferred                          (254)     (1,170)      (119)
                                               ------------------------------
         Total income tax expense              $6,622     $ 5,775     $4,294
                                               ------------------------------
                                               ------------------------------

Income tax expense for the years ended December 31, 1997, 1996, and 1995, respectively, differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income as a result of the following:


     (Dollars in thousands)                     1997       1996       1995
     ------------------------------------------------------------------------
     Computed expected tax expense             $6,154     $5,287      $3,913
     Increase (reduction) in income
       taxes resulting from:
        State and local income taxes, net of
          federal income tax benefit              553        657         473
        Other, net                                (85)      (169)        (92)
                                               ------------------------------
                                               $6,622     $5,775      $4,294
                                               ------------------------------
                                               ------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:


     (Dollars in thousands)                                1997       1996
     ------------------------------------------------------------------------
     Deferred tax assets:
       Deferred compensation                             $ 1,805      $1,531
       Compensated absences                                  425         353
       Inventories                                           481         490
       Allowance for doubtful accounts                       117         120
       Various other reserves                              1,561       1,043
                                                         --------------------
         Total gross deferred tax assets                   4,389       3,537
         Less valuation allowance                            369         369
                                                         --------------------
                                                           4,020       3,168
      Deferred tax liabilities:
        Plant and equipment                               (1,391)       (793)
                                                         --------------------
        Net deferred tax assets                          $ 2,629      $2,375
                                                         --------------------
                                                         --------------------


There were no net changes in the total valuation allowance for the years ended December 31, 1997 and 1996. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as reduced by the valuation allowance.

     During 1995, the Internal Revenue Service completed examinations of the Company's federal income tax returns for the years ended December 31, 1992, 1993 and 1994. The results of the examinations did not have a material effect on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. BUSINESS SEGMENT INFORMATION
-------------------------------------------------------------------------------

The Company and its subsidiaries operate in one reportable segment of railroad electronics and related products.

     Two customers accounted for net sales of approximately $66,340,000 and $17,406,000 for the year ended December 31, 1997, net sales of approximately $77,302,000 and $16,126,000 for the year ended December 31, 1996 and net sales of approximately $19,091,000 and $15,532,000 for the year ended December 31, 1995. At December 31, 1997, the Company had significant receivable balances from five customers totaling approximately $18,360,000. The Company has no other unusual credit risks or concentrations.


NOTE 6. COMMITMENTS
-------------------------------------------------------------------------------

The Company has also entered into various operating lease arrangements covering the use of manufacturing facilities, administrative offices and equipment. Rental expense related to these leases amounted to $2,122,000, $1,661,000 and $1,581,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     A summary of non-cancelable long-term operating lease commitments follows (Dollars in thousands):

                                              Real          Total
    Years ended December 31,  Equipment     property     commitments
    ----------------------------------------------------------------
    1998                       $  11         $  752        $  763
    1999                           4            689           693
    2000                           -            498           498
    2001                           -            341           341


It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

EMPLOYEE BENEFITS. In 1985, the Company formed an Employee Stock Ownership Plan and Trust (ESOP), which includes all employees. The ESOP held 746,358 shares and 755,246 shares of Company common stock which had been allocated to plan participants at December 31, 1997 and 1996, respectively. Company contributions to the ESOP are normally based on a percentage of pretax earnings. Dividends on common shares held by the ESOP are reflected as a reduction in retained earnings.

     ESOP contributions charged to operating expense were $3,874,000, $3,815,000 and $2,785,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company and its subsidiaries have various bonus plans based primarily on Company performance. Accrued and unpaid bonuses at December 31, 1997 and 1996 were $2,776,000 and $2,505,000, respectively.

     The Company has a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability. Under the plan, certain employees receive retirement payments equal to a portion of the three highest continuous years' average compensation. These payments are to be made for the remainder of the employees' life with a minimum payment of ten years' benefits to either the employee or his or her beneficiary. The plan also provides for reduced benefits upon early retirement, disability or termination of employment. The cost (gain) related to this plan was $573,000, $(365,000) and $491,000 for the years ended December 31, 1997,
1996 and 1995, respectively.

     In 1997 the Company established a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon termination, retirement, death or disability. This plan is available to new officers of the Company in lieu of participation in the plan described above. Under the plan, contributions are based on a formula which is expected to result in a target benefit for the participant and vest on a graded basis. The amount of a participant's benefit is based solely on the participant's vested account balance except in the case of death prior to termination in which case the participant's benefit is the greater of the participant's vested account balance or the lesser of eight times the participant's base annual compensation which would have been paid for the calendar year of death or $1,400,000. Plan contributions are made in the form of stock and cash to a grantor trust. The cost related to this plan was $27,000 in 1997.

     In 1997 the Company also established a supplemental executive retirement plan which is a nonqualified, unfunded deferred compensation plan for certain key employees providing for payments upon termination, retirement, death or disability. This plan is available to key employees of the Company exclusive of members of the Executive staff. Under the plan Company contributions equal to three percent of each participant's annual compensation are made if the Company's earnings per share are at least 75% of the Company's earnings per share for the prior calendar year with such contributions vesting on a graded basis. The plan also allows for participant deferrals of compensation and bonus awards to be contributed to the plan. The amount of a participant's benefit is based solely on the participant's vested account balance. Plan contributions are made in the form of cash to a grantor trust. The cost related to the plan was $108,000 in 1997.

     The Company also has employment agreements with certain key executives. Under the terms of these agreements the Company contributed 24,150 shares of common stock of the Company to a grantor trust. Stock prices as of the dates of grant ranged from $13.92 to $16.50. These contributions vest on a graded basis with the unvested portion shown in the Consolidated Balance Sheets and Statements of Stockholders' Equity as "Unearned Compensation".

     The Company has recorded the assets and liabilities for the deferred compensation plans and employment agreements at gross amounts in the Consolidated Balance Sheets because such assets and liabilities belong to the Company.

     The Company does not provide other post-retirement benefits.

NOTE 7. STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

Share and per share information reflected herein has been adjusted for the three-for-two stock split in February 1998.

     A summary of stock options granted, exercised and expired follows:

                                   Shares       Price Per Share
-------------------------------------------------------------------------------
Balance at January 1, 1995         284,475      $ 6.96       Average Price
Granted                             42,000        9.33-11.83
Exercised                         (124,725)       2.59-8.92
Expired                            (15,000)       8.92
Balance at December 31, 1995       186,750       10.13       Average Price

Granted                            151,500        9.00-11.33
Exercised                           (9,000)       3.67-5.50
Expired                            (38,250)      11.00-13.75
Balance at December 31, 1996       291,000        9.79       Average Price

Granted                            132,000       12.17-13.00
Exercised                          (76,253)       3.67-13.75
Expired                            (35,647)      11.00-13.75
BALANCE AT DECEMBER 31, 1997       311,100      $11.51       AVERAGE PRICE


The Company has outstanding stock options for 311,100 shares of common stock at prices ranging from $9.33 to $15.17 with a weighted-average remaining contractual life of 4.7 years of which 181,320 shares are exercisable as of December 31, 1997. In May 1997 the Company granted stock options for up to 1,500 common shares to each of the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company's nine non-employee directors which expire on May 31, 2004. In May 1996 the Company granted stock options for up to 1,500 common shares to each of the Company's nine non-employee directors which expire on May 31, 2003. In May 1995, the Company granted stock options for up to 3,000 common shares to each of the Company's eleven directors which were exercisable through May 31, 1997.

     The Company issued 92,307 shares of unregistered common stock in connection with a 1997 acquisition (See Note 11). The Company issued 26,471 shares of unregistered common stock in connection with the 1996 acquisitions of businesses (See Note 11).


NOTE 8. AFFILIATES
-------------------------------------------------------------------------------

The Company has an investment of 20% in an unconsolidated affiliate which is accounted for under the equity method. Equity in earnings (losses) of this affiliate was not significant for the years ended December 31, 1997, 1996 and 1995. The Company had sales to this related entity totaling $253,000, $559,000 and $934,000 for 1997, 1996 and 1995, respectively. The Company had receivables due from this entity of $69,000 and $144,000 as of December 31, 1997 and 1996, respectively.

    As of December 31, 1996 the Company also had an investment of 38% in a formerly unconsolidated affiliate, Vale Harmon, which was accounted for under the equity method. During 1997 the Company acquired the remaining interest in this subsidiary company (See note 11). Equity in losses of this affiliate prior to acquisition amounted to $330,000 in 1997. Equity in earnings (losses) of this affiliate was not significant for the years ended December 31, 1996 and 1995. The Company had sales to this related entity totaling $27,000 in 1997 prior to acquisition and $282,000 and $543,000 in 1996 and 1995, respectively. The Company had receivables due from this entity of $79,000 as of December 31, 1996.


NOTE 9. OTHER FINANCIAL INFORMATION
-------------------------------------------------------------------------------

The Company has classified certain environmental compliance expenses as cost of sales in the accompanying statements of operations. These expenses amounted to $150,000, $283,000 and $215,000 for the years ended December 31, 1997, 1996 and
1995, respectively.


NOTE 10. LITIGATION
-------------------------------------------------------------------------------

ENVIRONMENTAL MATTER. On September 30, 1991, the United States Environmental Protection Agency (EPA) issued a complaint against the Company alleging violations of the Resource Conservation and Recovery Act (RCRA) and RCRA regulations in the disposal of solvents at the Company's Grain Valley, Missouri, plant. The complaint sought penalties in the amount of $2,344,000 and proposed certain compliance actions. In January 1994 the administrative hearing on the penalty assessment was heard. The decision from that hearing reduced the penalties to $586,000. On January 9, 1995 the Company filed a Notice of Appeal of the initial decision with the Environmental Appeals Board (EAB) and on May 1, 1996, the EAB heard oral arguments. The EAB ruled and affirmed the penalty of the administrative law judge. On June 6, 1997 the Company filed a complaint in the Federal District Court for the Western District of Missouri seeking judicial review of the EAB's decision.

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

    The Company has recorded a total of $2,382,000 of environmental compliance expenses to date relating to this matter. The Company has recorded a liability for its best estimates of the costs to be incurred relative to the compliance actions in other accrued liabilities. Since the amount of the penalty cannot be reasonably determined at this time, no liability has been accrued in the financial statements.

OTHER LITIGATION. The Company has been named as a defendant in several other lawsuits in the normal course of its business. In the opinion of management, after consulting with legal counsel, the liabilities, if any, resulting from these matters will not have a material effect on the consolidated financial statements of the Company.


NOTE 11. ACQUISITIONS OF BUSINESSES
-------------------------------------------------------------------------------

On November 10, 1997 the Company acquired the stock of a railroad industry equipment and services supplier. This acquisition was made with the issuance of 92,307 (post-split) shares of unregistered common stock valued at $14.73 (post-split) per share. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $591,000.

    On June 12, 1997 the Company acquired the remaining 62% of the outstanding stock of Vale Harmon for $167,000 in cash. Prior to this transaction the Company held a 38% ownership interest in Vale Harmon and accounted for the investment under the equity method. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $1,083,000.

    The pro forma effects of the 1997 acquisitions on the consolidated financial statements are not significant.

    On July 1, 1996 the Company acquired the stock of Vaughan Systems Limited for an initial purchase price of $2,003,000 in cash. In addition to the initial purchase price, the purchase agreement provides for contingent payments. These payments are based on the average after-tax earnings of Vaughan Harmon over the three year period ending June 30, 1999 as well as the utilization of certain tax net operating loss carryforwards. Any additional consideration paid will be recorded as goodwill. The acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $156,000. In 1997 the Company recorded an additional $131,000 in goodwill relating to the use of certain tax net operating loss carryforwards.

    In 1996 the Company acquired the assets of two contract engineering firms. These acquisitions were made with the issuance of 26,201 (post-split) shares of unregistered common stock valued at $5.67 (post-split) per share, a $198,000 note payable and $145,000 in cash. These acquisitions have been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the dates of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $363,000.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12. ACCOUNTING FOR STOCK-BASED COMPENSATION
-------------------------------------------------------------------------------

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for 1997, 1996 and 1995 awards under these plans consistent with the methodology presented in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and basic earnings per share would have been reduced by approximately $280,000 in 1997, $325,000 in 1996 and $88,000 in 1995, or $.03 per share in 1997, $.03 per share in 1996 and $.01 per share in 1995. The fair value of the options granted is estimated at values ranging from $3.91 to $5.93 in 1997 and $3.92 to $5.91 in 1996, on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: dividend rate of .10 per share in 1997 and 1996, volatility ranging between 46% and 48% in 1997 and between 41% and 70% in 1996, risk-free interest rate ranging between 5.90% and 6.40% in 1997 and 5.25% and 7.01% in 1996, assumed forfeiture rate of 0% in 1997 and 1996, and an expected life ranging between 1.9 and 3.75 years in 1997 and 1996.

    Pro forma net income reflects only options granted since December 31, 1994. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over the options vesting period and compensation cost for options granted prior to January 1, 1995 is not considered.


-------------------------------------------------------------------------------
FORWARD LOOKING INFORMATION

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

REPORT OF MANAGEMENT

-------------------------------------------------------------------------------

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

/s/ Bjorn E. Olsson                    /s/ Charles M. Foudree

Bjorn E. Olsson                        Charles M. Foudree
President and                          Executive Vice President - Finance,
Chief Executive Officer                Treasurer and Secretary

February 10, 1998


-------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HARMON INDUSTRIES, INC. AND
SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Harmon Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmon Industries, Inc. and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP

Kansas City, Missouri
February 10, 1998

INVESTOR INFORMATION

FORM 10-K
-------------------------------------------------------------------------------

Shareholders may receive a copy of the Corporation's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K free of charge by writing:
Mr. Charles M. Foudree
Executive Vice President-Finance
at the Corporation's headquarters.
e-mail: cfoudree@harmonind.com


ANNUAL MEETING
-------------------------------------------------------------------------------

Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at 2:00 p.m. on Tuesday, May 12, 1998, at the Country Club of Blue Springs, Blue Springs, Missouri.

     Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.


REGISTRAR & TRANSFER AGENT
-------------------------------------------------------------------------------

UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri 64141-6226
816/860-7000

For change of name, address, or to replace lost stock certificates, write or call the Securities Transfer Division.


SECURITIES ANALYST CONTACT
-------------------------------------------------------------------------------

Securities analyst inquiries are welcome.
Please direct them to:
Mr. Charles M. Foudree
Executive Vice President-Finance
816/229-3345
e-mail: cfoudree@harmonind.com


INDEPENDENT AUDITORS
-------------------------------------------------------------------------------

KPMG Peat Marwick LLP
1600 Commerce Bank Building
Kansas City, Missouri 64106


OUTSIDE COUNSEL
-------------------------------------------------------------------------------

Morrison & Hecker LLP
2600 Grand Avenue
Kansas City, Missouri 64108-4606
816/691-2600


CORPORATE HEADQUARTERS
-------------------------------------------------------------------------------

1300 Jefferson Court
Blue Springs, Missouri 64015
816/229-3345
Telefax: 816/229-0556


COMMON STOCK PRICE RANGE AND
DIVIDEND INFORMATION
-------------------------------------------------------------------------------

At December 31, 1997, there were 10,437,369 shares outstanding and approximately 596 shareholders of record. Cash dividends are 11 cents per share per year, paid semi-annually at 5 1/2 cents per share.

     The range of high and low prices for the past eight quarters ended December 31, 1997 is shown below. Per share prices and cash dividends have been adjusted for all stock splits and stock dividends.


Calendar                         Price Range
Quarter Ended              1997                 1996
-----------------------------------------------------------
March 31            $12 2/3 - $11         $10 1/2 - $ 8
June 30              16     -  11 1/6      12 1/2 -   9 1/6
September 30         18 1/3 -  12 5/6      12     -  10 1/3
December 31          19 2/3 -  15 1/3      13     -  10


STOCK TRADING
-------------------------------------------------------------------------------

The Company's common stock trades on The Nasdaq Stock Market under the symbol: HRMN. Stock price quotations can be found in major daily newspapers and in THE WALL STREET JOURNAL.

     At March 9, 1998, the following securities firms were making a dual auction market in the common stock of the Company:

George K. Baum & Company
Piper Jaffray Companies Inc.
PaineWebber Inc.
C.L. King & Associates


HARMON ON THE WORLD WIDE WEB
-------------------------------------------------------------------------------

Information on Harmon Industries, Inc. is available on the Company's World Wide Web site at:
http://www.harmonind.com

MANAGEMENT, DIRECTORS AND CORPORATE DATA

BOARD OF DIRECTORS
-------------------------------------------------------------------------------

Robert E. Harmon (58)
Chairman of the Board

Bruce M. Flohr (59)
Chairman & CEO
RailTex, Inc.
San Antonio, Texas

Charles M. Foudree (53)
Executive Vice President-
Finance, Treasurer and Secretary

Rodney L. Gray (45)
Executive Vice President-
Finance
Enron International, Inc.
Houston, Texas

John W. Johnson* (50)
Vice President
Domestic Sales

Herbert M. Kohn (59)
Attorney-at-Law
Bryan Cave LLP
Kansas City, Missouri

Douglass Wm. List (42)
Management Consultant
Baltimore, Maryland

Gerald E. Myers (56)
Management Consultant
Tempe, Arizona

Bjorn E. Olsson (52)
President & CEO

Judith C. Whittaker (59)
Vice President, General
Counsel/Secretary
Hallmark Cards, Inc.
Kansas City, Missouri

---------------------
* Denotes Advisory Director
( ) Indicates Age of Director


MANAGEMENT
-------------------------------------------------------------------------------

Bjorn E. Olsson
President & CEO

Charles M. Foudree
Executive Vice President-
Finance, Treasurer and Secretary

Lloyd T. Kaiser
Executive Vice President-
Domestic Sales and Service

Ronald G. Breshears
Vice President-
Human Resources

William L. Bush
Vice President-Research &
Development Engineering

Richard A. Daniels
Vice President-Transit and
International Systems Sales

Robert E. Heggestad
Vice President-Technology

J. Randall John
Vice President-Services

John W. Johnson
Vice President-
Domestic Sales

Raymond A. Rosewall
Vice President-Manufacturing

William J. Scheerer
Vice President-
Applications Engineering

Stephen L. Schmitz
Vice President-Controller

Jeffery J. Utterback
Assistant Vice President-
Quality Systems


DOMESTIC LOCATIONS
-------------------------------------------------------------------------------

Riverside, California
Torrance, California
Atlantic Beach, Florida
Jacksonville, Florida
Atlanta, Georgia
Delphi, Indiana
Fort Wayne, Indiana
Louisville, Kentucky
Blue Springs, Missouri
Grain Valley, Missouri (3) +
Lee's Summit, Missouri
Warrensburg, Missouri (3) +
Omaha, Nebraska
Hauppauge, New York
Spokane, Washington

---------------------
+ Denotes number of plants and locations


INTERNATIONAL LOCATIONS
-------------------------------------------------------------------------------

Harmon Industries
Lausanne, Switzerland

Henkes-Harmon Industries,
Pty. Ltd.
Mooroolbark, Victoria, Australia

Vale-Harmon Enterprises, Ltd.
Saint-Laurent, Quebec, Canada

Vaughan Harmon Systems Ltd.
Ware, England

                        ---------------------------------

                                     [LOGO]

                              Harmon Industries, Inc.

                              1300 Jefferson Court

                              Blue Springs, MO 64015

                              816-229-3345

                              Fax: 816-229-0556

                              www.harmonind.com

                        ---------------------------------