Form 10-K, Exhibit 13
period 1998-12-31
HARMON INDUSTRIES INC
filed 1999-03-29
CIK 45635

                                    HARMON
                               INDUSTRIES, INC.



                                   [GRAPHIC]




                               ANNUAL REPORT 1998

CORPORATE PROFILE

HARMON is a leading supplier of signal, inspection, train control and communication products and systems to freight and transit railroads throughout the world.

     Harmon's design focus is aimed toward systems and products that improve the operating efficiency and safety performance of its customers. Products include railroad signal and train control equipment, train inspection systems, rail/highway grade crossing systems, voice and data communications systems, asset management, installation and maintenance services.

     Harmon emphasizes engineering innovation and rapid response to customer needs. Its products and services provide sophisticated and timely solutions to signaling, communications and train control problems that impact the railroad industry.

     Harmon's technology base was greatly enhanced in 1997 when it obtained exclusive rail transportation rights to a revolutionary spread spectrum radio technology that was developed by the former Hughes Aircraft Company (now Raytheon). This technology will provide the basis for a communication-based train control system that will be marketed to rail systems in North America and world wide.

     Harmon is headquartered in Blue Springs, Missouri, a suburb of Kansas City. It operates from numerous facilities in the U.S., as well as Canada, England, Mexico, and Australia.

     Harmon common stock trades on The Nasdaq Stock Market under the symbol: hrmn. Its current annual dividend is 11 cents per share.

--------------------------------------------
TABLE OF CONTENTS

Financial Highlights                       1
Report to Shareholders                     2
Year in Review                             7
Selected Financial Data                   18
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations                20
Consolidated Financial Statements         28
Notes to Consolidated Financial
 Statements                               33
Investor Information                      46
Corporate Officers and Directors          47

[GRAPHIC]

ABOUT THE COVER

This year's cover illustration depicts Harmon's expanding business internationally.

Last year, two of its key systems were certified for use on railroads in Great Britain. This was a watershed achievement. It validates Harmon's advanced technology, and its U.K. certification is expected to lead to greater acceptance of Harmon products throughout Europe.

-------------------------------------------------------------------------------
HARMON POSTED RECORD SALES FOR THE SEVENTH CONSECUTIVE YEAR AND RECORD
EARNINGS FOR THE THIRD CONSECUTIVE YEAR. THIS IS THE RESULT OF DEVELOPING NEW TECHNOLOGY THAT HELPS TO MAKE RAILROADS MORE EFFICIENT, CAPITALIZING ON
MARKET CHANGES, MAKING COMPLEMENTARY ACQUISITIONS, AND RESPONDING QUICKLY AND DECISIVELY TO CUSTOMER NEEDS.


FINANCIAL HIGHLIGHTS
(IN THOUSANDS, EXCEPT PER SHARE ITEMS AND NUMBER OF  EMPLOYEES)

OPERATING DATA
YEAR ENDED DECEMBER 31,                   1998           1997        Change
Net sales                              $  265,219     $ 213,530      + 24.2%
Pretax income                              21,049        17,583      + 19.7
Income taxes                                7,647         6,622      + 15.5
Net earnings                               13,402        10,961      + 22.3
Earnings per share (basic)                   1.27          1.06      + 19.8
Earnings per share (diluted)                 1.25          1.06      + 17.9
Dividends per share                           .11           .10      + 10.0

PERFORMANCE DATA
YEAR ENDED DECEMBER 31,                   1998           1997        Change
Return on sales (pretax)                     7.9%          8.2%      -  3.7%
Return on year-end equity                   15.8%         15.7%      +  0.6
Return on capital employed(1)               23.2%         23.8%      -  2.5

YEAR-END DATA
AT DECEMBER 31,                           1998           1997        Change
Working capital                        $   55,864     $  50,323      + 11.0%
Interest-bearing long-term debt        $   19,540     $  15,456      + 26.4
Approximate number of shareholders(2)         613           596      +  2.9
Number of employees                         1,662         1,510      + 10.1
Outstanding shares (000s)                  10,662        10,437      +  2.2

(1) Return on capital employed is a measurement that promotes reduced asset values relative to sales. It measures (for example) the efficacy of borrowing money to purchase capital goods to reduce manufacturing costs. The formula is: the sum of pretax earnings plus interest expense divided by the sum of average total assets minus non-interest bearing liabilities.

(2) Includes only registered shareholders. Since many shareholders hold their shares in "street name," the number of individual shareholders is larger than the amount shown.

[PHOTO]

Bjorn E. Olsson, President & Chief Executive Officer


REPORT TO SHAREHOLDERS

1998 was an outstanding year. It marked the seventh consecutive year of sales and booking gains and the third consecutive year of increased net earnings. Sales rose 24% last year to $265 million, an increase of nearly $52 million over the 1997 level. These higher shipments drove net earnings up 22% to a record $13.4 million, or $1.27 per share (basic), up from $1.06 per share for 1997.

     Incoming orders rose even faster than sales. They increased 26% to $289 million, $61 million greater than 1997 bookings. Each market's new orders were the largest ever received in a single year.

RECEIPT of incoming orders accelerated greatly during the fourth quarter of 1998. They rose to $105 million, a new record for any quarter, and nearly twice the amount we booked in the fourth quarter of 1997. As a result, we finished 1998 with a record backlog of $132 million, 77% above the 1997 year-end level.

FREIGHT RAILROAD MARKET

Business remained exceptionally solid with our principal customers - the North American freight railroads. Our sales to them were $221 million last year, an increase of 22%. Incoming orders increased 10% over those of 1997 to $219 million and comprised 76% of the $289 million we booked in new orders last year.

     The freight railroads continued their drive to improve their capacity and efficiency, which our advanced signal and control systems provide.

     Railroad mergers also helped our sales last year. The participants seek products and systems that will help them coordinate their expanded rail systems and improve their utilization of capacity.

     In addition, the railroads continued to increase the amount of work they outsource. They are finding that our asset management services component materially reduces their total cost of ownership.

     Last year asset management services billings comprised $35 million of our freight sales. This sales figure, however, understates the full contribution of this service organization as service project contracts typically include additional orders for some Harmon products and systems as well.

     Cost savings are the catalyst for our increased service revenues. This same principle now extends to single-source, multi-year supply contracts, which the freight railroads are beginning to adopt. Harmon received three last year, which will aggregate more than $70 million annually. Multi-year contracts will enable us to work in close partnership with these customers to uncover other areas of important cost savings. We plan to introduce this partnering concept to other major railroads.

     Finally, the Transportation Equity Act for the 21st Century (TEA-21), which was signed into law last year, is expected to be of major assistance in the sale of rail/highway grade crossing systems and products. The new Act provides for a 55% increase in government funding of these projects over the next six years.

A DECISIVE NEW TREND

The most significant trend affecting Harmon's future became evident last year. Our non-freight orders soared. Rail transit bookings were $43 million, up 229%; international orders were $27 million, up 60%. Growth of this magnitude in a single year highlights the growth potential in these markets.

     The $70 million in orders derived from these two markets is very significant. That amount comprised 24% of all orders received by Harmon last year, up from 13% in 1997, almost doubling its contribution to total bookings in one year.

     Moreover, $70 million is nearly equal to our entire sales for 1991. In effect, during the past seven years we have entered two markets largely from the ground up and built them to a size that closely matches our total 1991 output. And we did this without compromising our service to our traditional core market, the North American freight railroad community, which tripled their business with us since 1991.

VALIDATED STRATEGY

The impressive sales gains on all three fronts confirm that the long-term growth strategy we began in 1993 is living up to expectations.

     That strategy was to develop two other markets - rail transit and international - while simultaneously continuing to expand our traditional business - the North American freight railroads. That strategy has proved highly effective.

We needed to do two things simultaneously. We had to build internal capacity to have more products and services to offer our present customers, and we had to develop new customers. We did this piece by piece over a five-year period beginning in early 1994. We nearly doubled our research and development efforts and expanded our marketing and sales forces. We hired additional engineers, built new engineering offices, added new test equipment, and built new manufacturing facilities.

     Each aspect involved a considerable investment. Yet by tight control of expenses and insistence on meeting schedules, the cost of those investments was absorbed and more than offset by the consistent gains in revenues and earnings that followed.

[CHART]


                  Gross Sales
                ($ in millions)
94                     119
95                     136
96                     184
97                     214
98                     262


[CHART]


             Net Earnings
           ($ in millions)
94                7.6
95                6.9
96                9.3
97                11.0
98                13.4

ACQUISITIONS

Acquisitions of companies and products also occupy a pivotal role in our strategy. We look for companies with complementary technologies and products that add market potential so that in future years we could obtain a larger share of freight railroad and transit markets.

     To that end, we acquired 11 companies in the past five years as well as several exciting technologies. For example, in 1997 we secured a license for the rail transportation application of a very sophisticated wireless data communication network from Raytheon, which it had built for the military. This radio is key to our revolutionary Advanced Automatic Train Control (AATC) system, which we believe is the most advanced in the world.

     We redesigned the military version radio last year to one using commercially available components. It is now far less costly to build, which enhances its potential for commercial use.

     In 1996, we acquired Vaughan Harmon Systems, Ltd. It is a premier railroad software developer in the U.K., and it is also a market leader in the manufacture of train describers, passenger information and modular control systems that control many passenger and commuter trains in the U.K. To date, this acquisition has produced substantial new business, chiefly with Railtrack, which is aggressively seeking new technology for its planned upgrades. Vaughan Harmon provides us entry into Britain and the European continent. Through them, we were able to gain major exposure of our products and systems to the British rail market last year. In December, 1998, Railtrack awarded us a $12 million contract for our micro-processor based interlocking and level control systems.

     This contract has great significance. Ours was the first new technology to receive initial approval from Railtrack. Permanent approval is pending. Not only did our products pass rigorous safety and operating tests, it was also confirmed that our technology is highly cost effective, which is a growing requirement in most of Europe. The demonstration and test phase is over. With Railtrack's initial adoption of our technology, other railroads will undoubtedly now take a much closer look at our technology.

     We made three acquisitions in 1998. The largest was SES CO. It provides complete communications, security and dispatching systems for the transportation industry. Its forte is an ability to integrate communication systems used in transportation and other commercial operations into efficient, reliable functioning systems. In essence, SES CO enables us to bring added value to our customers, which should help us become even more competitive.

     Acquisitions continue. On March 2, 1999, we signed a letter of intent to acquire the majority control of Angiolo Siliani S.p.A. and Siliani Elettronica ed Impianti S.p.A. of Florence, Italy (Siliani). Siliani makes equipment and systems for signaling, train control and rolling stock. It is a leader in switch point machines for both standard and high-speed lines, equipment, interlockings, and electromechanical devices for locomotives serving the Italian rail market.

     Taken as a whole, each acquisition added a service, product or technology that we previously had to purchase elsewhere, or opens a new market area. Collectively, we are now able to offer a more complete line of products and services to our customers.

[CHART]


                Backlog
             (in millions)
94                44.6
95                49.1
96                59.4
97                74.5
98                131.8


[CHART]


          Return on Capital
              Employed
94                34%
95                22%
96                26%
97                24%
98                23%


[CHART]


              Price Range of Stock
94                $11.00-$16.17
95                $8.92-$13.67
96                $8.00-$13.00
97                $11.00-$19.67
98                $16.83-$26.50

RAIL TRANSIT EXPANSION

In 1993, rail transit sales were $5 million. Five years later they totaled $25 million. Even more important, new orders in 1998 amounted to $43 million. They comprised major contracts with five rail transit authorities - one new customer and four for which we did prior work. At 1998 year-end our rail transit backlog was $71 million versus $16 million at the end of 1993. This backlog is expected to increase further as we submitted the best bid on several other projects, amounting to $23 million.

RAIL TRANSIT is experiencing a major renewal in the U.S. There are more projects now in planning than at any other time in this decade. Many are expected to be let for bids in 1999.

      Most important, government funding has increased substantially. Last year, the same tea-21 bill that provided increased funding for rail/highway grade crossings allocated even more funds for the rail transit industry. It provided for a minimum 50% (and potentially 75%) increase in funding for transit projects over the next six years. We anticipate this will be the catalyst that moves many pending projects from the drawing boards and planning stages to bids that lead to construction contracts.

INTERNATIONAL GROWTH

INTERNATIONALLY, we began to gain momentum in 1995 when we booked orders for $6.5 million that year. By 1998, orders had swelled to $27 million, and we were doing sizable business in Britain, Brazil, China and Australia.

      Being a player on the international rail scene is critical to the long-term prosperity of Harmon. This is where our greatest opportunities will be found.

      First, the international market is estimated to be eight times larger than the North American freight and rail transit markets combined - roughly $4 to $5 billion annually.

      Second, our technology is very cost effective. It delivers greater usage per rail mile and a lower cost of operation than older, traditional systems. With railroad privatization waves presently sweeping Europe, the incentive to operate rail systems more efficiently has increased markedly.

      Third, there are more, massive upgrade projects underway or in the planning stages in Europe, Asia and South America than anything we have ever seen before. And we now have the technology, systems and products that make our participation a distinct possibility.

      U.K.-based Railtrack, for example, has a $4 billion, 10-year program to invest in signal and train control products and systems. In addition, the London underground will be privatized in about a year. Estimated capital expenditures for upgrades to its signal and train control system are in excess of $11 billion. The London project is particularly interesting because communication-based train control may well be the best solution, and our AATC is the most advanced in the world.

      The Italian railroads recently proposed a ten-year capital expenditure plan of $44 billion - half for a high speed train system, and half to upgrade their existing systems, which makes our pending acquisition of the majority control of Siliani especially timely.

      Again, privatizations are the catalyst for railroad refurbishments throughout Mexico. As a result, we opened a subsidiary there last year to handle the sizable increases in business we are now experiencing in that country. Also, we signed an agreement with Japan's Nippon Signal Co. Ltd. to collaborate on the worldwide implementation of our revolutionary AATC System. We will sublicense our AATC technology to Nippon Signal for installations in Asia. Nippon Signal and Harmon will join together to build a common AATC platform that will be marketed world wide.

CONCLUSION

I am delighted with our 1998 performance and excited about the prospects for 1999. The economy is very strong. Our year-end record backlog of $132 million has been subsequently strengthened by the receipt of several significant contracts. Domestic mergers, which drive the sales of many products, continue at a rapid pace. Rail transit and international business offer promise of substantially increased business in 1999.

/s/ Bjorn E. Olsson

Bjorn E. Olsson
President & Chief Executive Officer
Blue Springs, MO
March 9, 1999

[PHOTO]

Burlington Northern Santa Fe Railway Co. awarded Harmon a three-year contract to provide materials integration services. These services will be interfaced with BNSF's engineering offices and construction forces in the field. Harmon will purchase materials, coordinate material movement logistics and ship to job sites on a just-in-time basis from its three warehouses in the U.S. Harmon will be the exclusive provider of its VHLC interlockings for the next three years and its Electro Code track circuit equipment through 1999.

-------------------------------------------------------------------------------
SALES TO NORTH AMERICAN FREIGHT RAILROADS ROSE 22% IN 1998 - THE COMBINATION OF A STRONG ECONOMY AND THE STRENGTH OF HARMON'S PRODUCTS.

[CHART]


                                    Gross Sales - 1998
                                      $ in millions
North American Freight                 $220.6 (84.2%)
North American Transit                 $25.5 (9.7%)
International                          $15.9 (6.1%)
                                       ------------
                                       $262.0

                               YEAR IN REVIEW
                               NORTH AMERICAN
                                   FREIGHT
                                   -------

HARMON CONTINUED ITS MARKET PENETRATION OF THE SIGNAL AND CONTROL SECTOR OF THE FREIGHT RAILROAD INDUSTRY DURING 1998. THE PAST YEAR'S RECORD SALES AND NEW ORDERS REFLECT A VIBRANT ECONOMY THAT FOSTERED INCREASED CAPITAL GOODS PURCHASES BY FREIGHT CARRIERS AND HARMON'S CONTINUED DEVELOPMENT OF TECHNOLOGICALLY-ADVANCED SYSTEMS, PRODUCTS, AND SERVICES.


BUSINESS from our North American freight railroad customers was excellent in 1998. Sales gained 22% to $221 million from $180 million in 1997. New orders booked in 1998 rose some $20 million to $219 million from $199 million in 1997.

The overall strength of the economy last year aided our sales to freight carriers. Many enjoyed record car loadings. This general prosperity enabled them to press forward with their sizable capital investment programs, many of which are dedicated to increasing operating efficiency, particularly among merged railroads as they seek to optimize capacity on their combined rail systems. We continued to benefit from their programs as so many of our systems, products and services help provide major increases in efficiency and capacity.

Included among product sales was a two-year agreement for Ultra Cab II equipment for installation on the latest models of ac traction locomotives. Several other railroads have sections of line equipped for cab signal operation, which requires compatible equipment on their locomotives.

Sales of rail/highway grade crossing equipment and systems declined 4.6% last year to $53.0 million. Sales of these products, which include our hxp-3 detection and control equipment, should increase in 1999 largely because of the 1998 enactment of the Transportation Equity Act for the 21st Century (TEA-21). The new bill increased the level of federal funding over the next five years by 55% for warning systems at rail/highway grade crossings. Thus, the opportunity for increased sales from these markets is substantial.

Our business in Mexico continues to grow. As a consequence, we created a Mexican subsidiary, Industrias Harmon de Mexico, S.A. de C.V. to increase our share of the expanding Mexican rail market. Based in Monterrey, this Harmon subsidiary will handle sales and support of our growing Mexican customer base.

[PHOTO]

1. Upon completion of a $58 million two-year project for CSX Corporation last year, Harmon received a five-year contract to supply its VHLC racks as part of CSX's program to eliminate its pole lines, replacing them with Harmon coded track equipment and a radio-based supervisory control system.

[PHOTO]

2. Conrail is scheduled to be merged into two other railroads this June, which should spur additional sales of Harmon's efficiency- and capacity-enhancing signal and control systems.

[PHOTO]

3. Harmon's asset management services group increased its revenues from $10.2 million in 1993 to $34.9 million in 1998 principally by expanding its services from chiefly an alternate customer warehousing operation in 1993 to total project management by 1998.

-------------------------------------------------------------------------------
OVERALL BOOKINGS IN 1998 RAN 26.5% AHEAD OF 1997 AT $289 MILLION VERSUS $229 MILLION, RAISING THE CORPORATE YEAR-END BACKLOG 77% TO $132 MILLION.

[CHART]


                                  ORDER BOOKINGS - 1998
                                       $ IN MILLIONS
North American Freight                 $219.3  (75.8%)
North American Transit                  $42.5  (14.7%)
International                           $27.4   (9.5%)
                                       ------
                                       $289.2

Our timing was excellent. Last July we booked an $8 million order from Mexico's TFM railroad to install a centralized traffic control system for freight rail traffic between Monterrey and Nuevo Laredo, Mexico. The project will use many Harmon products, including its VHLC and Electro Code track circuits.

Of the $221 million in sales to North American freight carriers last year, service revenues comprised $34.9 million, up 17% from the previous year. A major factor driving our growth within the freight sector is the growing acceptance of our service concept, which has expanded greatly since inception in 1991 as an alternate warehouse facility. In addition to warehousing, we now provide inventory control, materials management, subassemblies, equipment maintenance, delivery of containerized, pre-assembled components, on-site construction and project management. Customers are discovering that these services materially lower their total costs of ownership, thereby reducing their overall costs - a major goal of every railroad.

SHORTLY after the close of 1998, we signed a three-year contract with the Burlington Northern Santa Fe Railway Co. to provide materials integration services. These services will include interfacing with that railroad's engineering offices and construction forces in the field. Harmon will purchase materials, coordinate material movement logistics and ship to job sites on a just-in-time basis from its three warehouses in the U.S. Harmon will be the exclusive provider of its VHLC interlockings for the next three years and its Electro Code track circuit equipment throughout 1999.

Further, superior on-time and on-budget performance brought us even more business. Upon completion of a $58 million turnkey project last year to expand CSX Transportation, Inc.'s capacity in the Midwest, the largest and most extensive project ever undertaken by Harmon, we were awarded a five-year contract from that same railroad to supply our VHLC racks as part of that railroad's program to eliminate its pole lines, substituting our coded track equipment and a radio-based supervisory control system in their place.

RAILROADS are now seeking single-source, multi-year contracts as a way to reduce costs. Three of these contracts we signed last year should yield more than $70 million in annual sales over the next several years. We expect to build on our multi-year service contracts by providing similar services to other railroads -in effect, providing a cost-effective labor and materials management source we believe will become commonplace in the years ahead.

[PHOTO]

1. We are presently in the development phase of a contract to provide our Advanced Automatic Train Control system for BART, the transit authority serving the San Francisco Bay Area. If successful, the value of the implementation phase will be around $45 million.

[PHOTO]

2. Rail transit is a major source of passenger transportation in New Jersey. Last year we completed a $17.6 million contract for the New Jersey Transit Authority and were the low bidder on an $11.6 million contract for the Newark City Subway.

[PHOTO]

3. The Denver Light Rail System awarded us a $3.5 million contract last year to furnish and install a signal system on its line extension to Littleton, co.

[PHOTO]

4. Our subsidiary, SES CO, presently is working on a $6.5 million subcontract with the Dallas dart light rail system.

-------------------------------------------------------------------------------
HARMON'S NORTH AMERICAN RAIL TRANSIT  BUSINESS LAST YEAR WAS ITS BEST TO
DATE - $25.5  MILLION IN BILLINGS AND $42.5 MILLION IN NEW CONTRACTS.


                                YEAR IN REVIEW
                                NORTH AMERICAN
                                 RAIL TRANSIT
                                 ------------

NORTH American rail transit revenues increased 70% to $25.5 million in 1998. Incoming orders rose 229% to $42.5 million from $12.9 million booked in 1997. In 1999, the industry is contemplating more new projects and upgrades to existing properties than at any other time in the previous ten years. These new projects encompass signaling, communications and train control requirements with an estimated value of over $200 million.

These new projects are particularly timely as the TEA-21 federal appropriations bill authorized a funding increase for transit projects that is 50% to 75% greater than the previous funding bill, which expired last year.

During 1998, our billings were primarily from contracts awarded in 1996-1998. They included signal and train control installations for the New Jersey Transit Authority, grade crossings, interlockings and block signals for the Utah Transit Authority, which is expanding its line for the upcoming Winter Olympic Games, and the first phase of a major project with the Bay Area Rapid Transit District (BART) in San Francisco.

The BART project involves implementation of a revolutionary, highly cost-effective, advanced automatic train control system (AATC). AATC is based on an extremely reliable and completely wireless data radio network, which was originally developed for the U.S. military by the former Hughes Aircraft Corporation (now Raytheon).

The radio can accurately determine the position of trains without using conventional track circuitry. When completed in 2001, AATC will enable BART to substantially increase system capacity by reducing headways between trains to less than 90 seconds. It will also help eliminate the potential need for another tunnel under San Francisco Bay.

Sales of communication products and systems soared to $6.6 million in 1998 from $655,000 in 1997. The gain was due primarily to our acquisition of SES CO last year. Its ability to link a variety of communication devices into reliable functioning systems obtained several contracts for us in 1998. The SES CO acquisition greatly expands our range of communication products for transit applications.

WE received a $13.6 million contract for a signal and control system for a 17.5-mile extension of the St. Louis Metrolink. We also received a separate contract to supply our carborne equipment for new vehicles needed for this project. SES CO, which we acquired last year, received a $4.7 million award from SEPTA for audio/visual PA systems and passenger information improvements. We were awarded a $4.2 million contract to furnish and install grade crossing warnings systems on a new commuter rail line that will restore passenger service between Charlotte and Burlington, VT. Denver's Light Rail system awarded us a $3.5 million contract to furnish and install a signal system on its line extension to Littleton, CO.

IN addition, Harmon and SES CO were the apparent low bidders on two projects with the Newark City Subway (NCS). We bid $11.6 million to install our Automatic Train Control (ATC) system over a 4.2-mile, 11-station NCS network. The ATC system is comprised of our VHLC vital processor interlockings, electronic audio frequency track circuits and highway crossing warnings systems. Our subsidiary, SES CO, will provide a fiber optic communications network for this project. Also, SES CO submitted the lowest bid of $6.9 million to install multi-disciplined communications and controls for the St. Louis Metrolink extension.

Harmon's share of the rail transit business continues to expand - in part because of its advanced technology but also because its reputation for superior performance continues to grow.

[PHOTO]
1. Brazilian mining railroad CVRD last year awarded us a $2.5 million order in U.S. funds to replace the on-board portion of its automatic train control system with our Ultra Cab II.

[PHOTO]
2. Last July we booked an $8 million order from Mexico's TFM railroad to install a centralized traffic control system for freight rail traffic between Monterrey and Nuevo Laredo, Mexico.

[MAP]
3. Major upgrades to rail systems in Mexico are occurring following privatization of railroads in that country.

-------------------------------------------------------------------------------
Harmon's international business gained momentum last year as important contracts were secured in England and Brazil.

                                YEAR IN REVIEW
                                INTERNATIONAL
                                -------------

OUR INTERNATIONAL business showed a marked improvement last year. Although revenues were down 9% on the year at $15.9 million, incoming orders more than made up for that shortfall, which was more a matter of contract delays than an actual downturn in business. New orders rose 60% last year to a record $27.4 million, a gain of more than $10 million.

We completed the first phase of a multi-million dollar signal and train control project in England with Railtrack last December. Our subsidiary, Vaughan Harmon, was then awarded a $12.5 million contract to replace the signal system on the Cromer Branch Line in Norfolk, England. This is the breakthrough we have long awaited. It introduces our microprocessor-based interlocking and level crossing control systems into Europe for the first time.

Vaughan Harmon also received a second award from Railtrack last year to replace its train describer at Clapham Junction, which controls all train movements from London's Victoria Station for trains bound for Brighton and the southeast coast, including part of the route used by Eurostar trains to Belgium and France. This is the largest train describer yet installed for Railtrack by Vaughan Harmon. Coupled with earlier installations at London Bridge and Dartford by this subsidiary, our systems now form the heart of London's railway control.

Vaughan Harmon was also awarded a contract to supply a modular signaling control system for Irish Rail. The new system is part of a mini-centralized traffic control project to resignal a number of important branch lines throughout Ireland. It will run alongside the current system, which presently controls Dublin suburban traffic. Upon completion, all suburban lines will be able to be controlled by a single signalman.

In Brazil we received a contract last October for $2.5 million (in U.S. funds) to replace the on-board portion of Cia Vale Do Rio Doce's (CVRD) automatic train control system with our Ultra Cab II. Our system will enable CVRD to add a communications-based operation system at a later date, thereby expanding its usefulness when its needs dictate.

We also see greater opportunities developing in Australia and Asia. It was for this reason that we purchased the assets of our former sales affiliate and created our own sales and service subsidiary, Harmon Industries Australia, Pty. Ltd. in Bayswater, Australia.

Having a Harmon-owned and operated company in Australia enables us to provide a higher level of sales support and service than previously. It also gives a broader base from which to deepen and expand our business in that part of the world.

[PHOTO]
1. Final inspection of Harmon's Hot Box Detector system at Riverside.

[PHOTO]
2. Harmon's new Electro Code V provides many new features including easier setup procedures.

[PHOTO]
3. Hot Box Detector systems are subjected to complete system set up and calibration before shipment to customer sites.

-------------------------------------------------------------------------------
HARMON INVESTED $32 MILLION IN THE PAST FIVE YEARS TO DEVELOP NEW PRODUCTS AND SYSTEMS. THEY ACCOUNTED FOR A SUBSTANTIAL PORTION OF THE NEW ORDERS BOOKED LAST YEAR, WHICH ILLUSTRATES THE IMPORTANCE OF DEVELOPING NEW PRODUCTS AND THE RETURNS R&D DOLLARS PROVIDE.

                              YEAR IN REVIEW
                          RESEARCH & DEVELOPMENT

[CHART]

            R&D EXPENDITURES
             $ IN MILLIONS
96                $6.33
97                $7.66
98                $8.45

In 1998, the development of new products and systems continued to be a primary focus of Harmon's R&D efforts. Several new products completed development and there was considerable effort expended to increase Harmon's systems development capability.

Work was substantially completed on our new Electro Code V track circuit product, which offers many performance advantages over our predecessor Electro Code IV model. Surface mount technology was used in this upgrade which provides reduced installation and maintenance costs for the user. Earlier Electro Code versions required two technicians for field installation while the Electro Code V requires only a single technician. Sales of Electro Code V will begin in early 1999.

We also made substantial progress in our next generation hot box detector system. This next generation system was also designed using surface mount technology which enabled Harmon to significantly increase the reliability of the system while at the same time reducing the cost of ownership for the user. Sales of these next generation hot box detector systems will also begin in 1999.

As part of our efforts to expand into the international market, Harmon began a series of upgrades of its standard products to make them suitable for use in that market. Among these was an upgrade to the Vital Harmon Logic Controller (VHLC) to enable it to control railroad signal lamps with higher voltage AC power as well as traditional low volt DC. This upgrade will be implemented in the Cromer project in the United Kingdom in 1999 and should have application in many other countries as well. We also obtained CE Mark certification for our VHLC and HXP-3. This is a European Community product certification roughly comparable to a UL designation in the U.S. and is expected to materially increase the acceptance of our products throughout Europe.

As Harmon has engaged in larger systems projects like the BART project, we have seen the need to improve the processes we use to develop our products and systems. In 1998 we began a multi-year effort to improve our hardware, software and systems development processes. Our software process is being modified to meet the stringent demands of the industry recognized Software Capability Maturity Model developed by the Software Engineering Institute. We believe these changes will substantially decrease the cost and time needed to develop the software used in Harmon products and systems. Similar efforts are underway in the hardware and systems areas and will continue in 1999.

Investments for research and development are budgeted at $12.0 million for 1999 versus $8.5 million expended in 1998 and $7.7 million in 1997. With these investments, Harmon will be in an even better position to meet the needs of its existing customers and to gain new ones.

[PHOTO]
The traffic control center at the Dallas Area Rapid Transit (DART) system. The lighted display, which shows the operation of all dart trains, was designed by SES CO, which Harmon acquired in 1998.

-------------------------------------------------------------------------------
HARMON MADE THREE ACQUISITIONS LAST YEAR. ALL WERE COMPLEMENTARY TO ITS PRINCIPAL BUSINESS, EXPANDING ITS CAPABILITIES AND INCREASING ITS COMPETITIVE POSITION.


                                YEAR IN REVIEW
                                 ACQUISITIONS
                                 ------------

HARMON acquired three companies last year. In January, 1998, we purchased CSS, Inc. of Delphi, Indiana. CSS operates in a seven-state area throughout the Midwest and Florida. CSS installs and maintains products and equipment used by railroads, primarily at grade crossings on short-line and regional railroads. This acquisition adds equipment maintenance as well as additional installation capabilities to Harmon's railroad service operation.

Last October we finalized the purchase of SES CO., inc. and a related company, which are headquartered in Hingham, Massachusetts. SES CO is a leader in railroad communications, particularly in rail transit applications. It integrates communication, detection and monitoring equipment of many manufacturers into functional systems. Its capabilities extend to fiber optic networks, tunnel and above-ground radio systems, vehicle radio systems, passenger emergency telephone systems, audio/visual passenger information systems, fire alarm systems, closed circuit tv, local area networks and Supervisory Control and Data Acquisition (SCADA) systems.

SES CO provides Harmon with a broader range of systems design, manufacturing and construction capabilities, which will increase Harmon's competitive position whenever contracts are put up for bid.

When SES CO was acquired it brought with it several important rail transit contracts. Subsequent to its acquisition, SES CO has been the successful bidder on contracts totalling nearly $18 million in Dallas, St. Louis and Philadelphia.

We also established a wholly-owned sales and service subsidiary last year in Bayswater, Australia, by purchasing the assets of a former affiliate. Harmon Industries Australia, Pty. Ltd. strengthens our position in Australia and increases our ability to expand our business in that part of the world.

Our March 2, 1999, letter of intent to acquire the majority control of Angiolo Siliani S.p.A. and Siliani Elettronica ed Impianti S.p.A. of
Florence, Italy (Siliani) is expected to be of substantial assistance in acquiring European business. Siliani makes equipment and systems for signaling, train control and rolling stock. It is a leader in switch point machines for both standard and high-speed lines, equipment, interlockings, and electromechanical devices for locomotives serving the Italian rail market.

The pending Siliani acquisition may also prove very timely as the Italian railroads recently proposed a ten-year capital expenditure plan of $44 billion -half for a high speed train system, and half to upgrade their existing systems.

Harmon is presently evaluating several additional acquisition opportunities. Each would expand and complement our core business.

18                                                                            19


SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)



YEARS ENDED DECEMBER 31                                  1998       1997       1996       1995       1994      1993      1992
--------------------------------------------------------------------------------------------------------------------------------
OPERATIONS
NET SALES                                            $265,219   $213,530   $175,440   $136,780   $119,703   $99,295   $81,899
COST OF SALES                                         200,478    156,224    126,997     96,094     81,023    65,716    54,271
RESEARCH AND DEVELOPMENT EXPENDITURES                   8,454      7,664      6,331      5,218      4,561     3,442     3,541
                                                     ------------------------------------------------------------------------
GROSS PROFIT                                           56,287     49,642     42,112     35,468     34,119    30,137    24,087
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           33,415     30,298     25,990     23,200     21,176    18,558    15,646
OTHER OPERATING EXPENSES (INCOME)                         664        964        544        481         44       114       137
                                                     ------------------------------------------------------------------------
OPERATING INCOME                                       22,208     18,380     15,578     11,787     12,899    11,465     8,304
OTHER EXPENSES                                          1,159        797        473        607        214       388     1,228
                                                     ------------------------------------------------------------------------
PRE-TAX EARNINGS (CONTINUING OPERATIONS)               21,049     17,583     15,105     11,180     12,685    11,077     7,076
INCOME TAXES                                            7,647      6,622      5,775      4,294      5,046     4,193     2,498
                                                     ------------------------------------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                    13,402     10,961      9,330      6,886      7,639     6,884     4,578
GAIN (LOSS) FROM DISCONTINUED OPERATIONS                   --         --         --         --         --        --       165
USE OF NET OPERATING LOSS CARRYFORWARD                     --         --         --         --         --        --       273
                                                     ------------------------------------------------------------------------
NET EARNINGS (LOSS)                                  $ 13,402   $ 10,961   $  9,330   $  6,886   $  7,639   $ 6,884   $ 5,016
                                                     ------------------------------------------------------------------------
                                                     ------------------------------------------------------------------------

EFFECTIVE TAX RATE - CONTINUING OPERATIONS               36.3%      37.7%      38.2%      38.4%      39.8%     37.9%     35.3%
RETURN ON SALES - CONTINUING OPERATIONS                   5.1%       5.1%       5.3%       5.0%       6.4%      6.9%      5.6%
RETURN ON EQUITY - CONTINUING OPERATIONS                 15.8%      15.7%      16.1%      14.0%      17.7%     20.8%     30.1%
RETURN ON EQUITY - TOTAL                                 15.8%      15.7%      16.1%      14.0%      17.7%     20.8%     33.0%
WEIGHTED AVERAGE SHARES (000S) - BASIC*                10,541     10,313     10,217     10,187      9,649     8,948     7,672

PER SHARE DATA*
EARNINGS FROM CONTINUING OPERATIONS - BASIC          $   1.27   $   1.06   $    .91   $    .68   $    .79   $   .77   $   .60
NET EARNINGS (LOSS) - BASIC                              1.27       1.06        .91        .68        .79       .77       .65
CASH DIVIDENDS                                            .11        .10        .10        .10        .10        --        --
BOOK VALUE                                               7.97       6.68       5.66       4.82       4.27      3.49      1.88
PRICE/EARNINGS RATIO RANGE - BASIC                  13.2-20.8  10.3-18.5   8.8-14.2  13.2-20.2  13.9-20.4 10.1-20.1  3.4-13.0  2

OTHER DATA AT YEAR-END
WORKING CAPITAL                                      $ 55,864   $ 50,323   $ 33,629   $ 35,014   $ 21,670   $20,790   $10,740
TOTAL ASSETS                                          162,853    135,769    104,677     86,845     68,395    53,000    38,488
LONG-TERM DEBT                                         19,540     15,456      3,412     12,090        733       439     4,898
STOCKHOLDERS' EQUITY                                   84,958     69,762     57,939     49,232     43,063    33,086    15,197
CURRENT RATIO                                          2.05:1     2.09:1     1.85:1     2.60:1     2.03:1    2.28:1    1.72:1
QUICK ASSETS RATIO                                     1.01:1     1.12:1     1.01:1     1.16:1     1.03:1    1.32:1     .87:1
LIABILITIES TO EQUITY RATIO                             .92:1      .95:1      .81:1      .76:1      .59:1     .60:1    1.53:1
CAPITAL ADDITIONS (CONTINUING OPERATIONS)               8,271     10,475      6,371      5,532      3,242     3,189     2,154
CAPITAL ADDITIONS (TOTAL)                               8,271     10,475      6,371      5,532      3,242     3,189     2,154
DEPRECIATION & AMORTIZATION (CONTINUING OPERATIONS)     7,186      5,639      5,004      3,906      2,621     2,121     1,936
DEPRECIATION & AMORTIZATION (TOTAL)                     7,186      5,639      5,004      3,906      2,621     2,121     1,936
OUTSTANDING SHARES (000S)*                             10,662     10,437     10,244     10,208     10,092     9,493     8,075

                                                                                                  FIVE-YEAR  TEN-YEAR
                                                                                                   COMPOUND  COMPOUND
YEARS ENDED DECEMBER 31                                  1991        1990        1989        1988   GROWTH    GROWTH
--------------------------------------------------------------------------------------------------------------------
OPERATIONS
NET SALES                                            $ 70,934    $ 72,707    $ 70,154    $ 64,558    +22%       +15%
COST OF SALES                                          45,536      47,478      46,377      42,044
RESEARCH AND DEVELOPMENT EXPENDITURES                   4,000       3,414       3,200       3,669
                                                     --------------------------------------------
GROSS PROFIT                                           21,398      21,815      20,577      18,845    +13%       +12%
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES           13,550      14,427      13,186      11,965
OTHER OPERATING EXPENSES (INCOME)                       1,122         762        (263)        (27)
                                                     --------------------------------------------
OPERATING INCOME                                        6,726       6,626       7,654       6,907    +14%       +12%
OTHER EXPENSES                                          2,118       1,504       1,244       1,301
                                                     --------------------------------------------
PRE-TAX EARNINGS (CONTINUING OPERATIONS)                4,608       5,122       6,410       5,606    +14%       +14%
INCOME TAXES                                            1,688       2,022       2,506       2,100
                                                     --------------------------------------------
EARNINGS FROM CONTINUING OPERATIONS                     2,920       3,100       3,904       3,506    +14%       +14%
GAIN (LOSS) FROM DISCONTINUED OPERATIONS               (2,492)    (12,306)     (2,744)     (1,020)
USE OF NET OPERATING LOSS CARRYFORWARD                    395          --          --          --
                                                     --------------------------------------------
NET EARNINGS (LOSS)                                  $    823    $ (9,206)   $  1,160    $  2,486    +14%       +18%
                                                     --------------------------------------------
                                                     --------------------------------------------

EFFECTIVE TAX RATE - CONTINUING OPERATIONS               36.6%       39.5%       39.1%       37.5%
RETURN ON SALES - CONTINUING OPERATIONS                   4.1%        4.3%        5.6%        5.4%
RETURN ON EQUITY - CONTINUING OPERATIONS                 39.6%       53.9%       26.5%       25.9%
RETURN ON EQUITY - TOTAL                                 11.2%     (160.2%)       7.9%       18.3%
WEIGHTED AVERAGE SHARES (000S) - BASIC*                 7,490       7,084       6,948       6,720

PER SHARE DATA*
EARNINGS FROM CONTINUING OPERATIONS - BASIC          $    .39    $    .44    $    .56    $    .52    +11%       + 9%
NET EARNINGS (LOSS) - BASIC                               .11       (1.30)        .17         .37    +11%       +13%
CASH DIVIDENDS                                             --        .042        .083        .083
BOOK VALUE                                                .98         .80        2.13        2.02    +18%       +15%
PRICE/EARNINGS RATIO RANGE - BASIC                   1.2-44.0         N/A   23.0-34.9    9.5-14.6

OTHER DATA AT YEAR-END
WORKING CAPITAL                                      $  9,660    $  7,955    $ 14,444    $  7,037    +22%       +23%
TOTAL ASSETS                                           36,575      41,408      48,082      42,948    +25%       +14%
LONG-TERM DEBT                                         11,915      17,220      17,688      12,139
STOCKHOLDERS' EQUITY                                    7,377       5,747      14,756      13,557    +21%       +20%
CURRENT RATIO                                          1.71:1      1.49:1      2.08:1      1.45:1
QUICK ASSETS RATIO                                      .76:1       .66:1       .84:1       .60:1
LIABILITIES TO EQUITY RATIO                            3.96:1      6.21:1      2.26:1      2.17:1
CAPITAL ADDITIONS (CONTINUING OPERATIONS)               1,098       2,187       2,236       1,830
CAPITAL ADDITIONS (TOTAL)                               1,098       4,521       4,589       9,886
DEPRECIATION & AMORTIZATION (CONTINUING OPERATIONS)     2,022       2,410       2,373       2,541
DEPRECIATION & AMORTIZATION (TOTAL)                     2,022       3,511       3,185       2,834
OUTSTANDING SHARES (000S)*                              7,497       7,185       6,942       6,717

* Adjusted for three-for-two stock split in February 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-------------------------------------------------------------------------------
OVERVIEW

During the past five years, Harmon's sales have increased at an average compound rate of 22% per year. The North American freight railroads are its largest market, accounting for 84% of Harmon's sales in 1998. Business with North American freight railroads has been excellent in recent years. This is due principally to their increased demand for advanced signal and control systems that maximize the capacity and efficiency of their rail systems, a major consideration due to various rail mergers and railroad privatizations in recent years. In addition, demand for Harmon's purchasing, materials management, and project management services continues to grow rapidly. These services fill an increasing need in the railroad industry as it continues to outsource functions it previously performed internally. International business (chiefly, Britain, the European continent, South America, Asia and Australia) has grown materially in recent years. Finally, the new construction portion of the North American rail transit market, which Harmon entered in 1991, is entering a major growth cycle. Contract awards for Harmon and its subsidiaries amounted to $43 million in 1998 compared to $5 million in 1991.

     Growth has been aided also by acquisitions of businesses and/or product lines that fit Harmon's core business. In 1998, Harmon acquired the following companies: CSS, Inc. of Delphi, IN, and SES CO, Inc. and its sister company, Seaboard Systems, Inc., of Hingham, MA. CSS installs and maintains products and equipment used by railroads, primarily at grade crossings. This acquisition adds equipment maintenance as well as additional installation capabilities to Harmon's railroad service operation. SES CO is a world-wide leader in railroad communications, particularly in rail transit applications. It integrates communication, detection and monitoring equipment of many manufacturers into functional systems. At year-end 1998, SES CO had a $43.5 million backlog. Also in 1998, Harmon acquired the assets of its long-time Australian affiliate, turning it into a wholly-owned subsidiary in that country. Harmon also created a new subsidiary operation in Mexico to capture expanding business opportunities in that country. In 1997, Harmon acquired Devtronics, Inc., which makes recorders and remote maintenance monitoring equipment that offer substantial savings to railroads. In 1996 Harmon acquired United Kingdom-based Vaughan Systems Ltd. (since renamed Vaughan Harmon Enterprises Ltd.). It was a strategic acquisition to increase Harmon's sales in Europe. It designs signal and control software and is a leading manufacturer of train describers, passenger information and modular railway control systems, which complement Harmon's existing product line. In 1997, Harmon acquired a remaining majority interest in Vale Harmon Enterprises, Ltd. In 1996, Harmon acquired two railroad contract-engineering firms, which provided a significant gain in engineering resources.

-------------------------------------------------------------------------------
PROFILE OF CURRENT OPERATIONS

The Company's sales are summarized by product category in the table on page
21. The table breaks out gross sales and percentages of total sales for each of the past three years. Sales of Harmon crossing and control products by its asset management services operation are included in those separate descriptive categories. The value-added services supplied with those products are included in the asset management services category.

     Train Control Products and Systems include products related to the control of train movement. These include signal control track circuits (Electro Code); interlocking control equipment such as Electro Logic, the Harmon Logic Controller (HLC) and the Vital Harmon Logic Controller (VHLC); carborne equipment (Ultra Cab); computer-based control systems; train describers; and the design, wiring and installation of packages and systems comprised of these products.

     Crossing Products and Systems include all products related to rail/highway crossing warning systems. The products include train detection devices (the Company's PMD and HXP, among others); flashing lights and cantilevers; and the design, wiring and installation of packages and systems comprised of these products. A system to remotely monitor rail/highway crossing systems is under development.

     Asset Management Services is a single-source, rapid delivery/and or installation of railroad components. It involves warehousing commonly-used parts and equipment that are manufactured by the Company and by other vendors. Service functions continue to expand. They now include asset and materials management and kitting of various components, which are delivered as a complete unit, ready for installation. Total project management was added in 1996 and has since grown rapidly.

     Train Inspection Products and Systems include products that monitor the condition of trains when they pass a train inspection site and the design, wiring and installation of packages and systems comprised of these products. The hot box detector is the principal product, which is installed beside the track to detect overheating bearings in passing rail cars, a serious condition that could lead to derailments. Other products include a sensor to identify high or wide loads and a device that detects foreign objects being dragged under a rail car.

     Communications Products and Systems include products and systems used to provide voice and data communications for rail systems. These include conventional and fiber optic networks, tunnel and above ground radio systems, passenger emergency telephone systems, audio/visual passenger information systems, fire alarm systems, closed circuit tv, local area networks and Supervisory Control and Data Acquisition (SCADA) systems.

     Printed Wiring Boards include production of customer-designed printed
wiring boards for shipment to other electronics manufacturers.      Other
sales include products that do not fit readily into the other six categories.

SALES BY PRODUCT OR SERVICE FUNCTION*

                                                                  YEARS ENDED DECEMBER 31,
                                                        1998                1997                1996
                                                 ---------------------------------------------------------
         (DOLLARS IN THOUSANDS)                    AMOUNT      %       AMOUNT      %        AMOUNT      %
         -------------------------------------------------------------------------------------------------
         TRAIN CONTROL PRODUCTS & SYSTEMS        $ 132,348  50.5%     $101,624  47.4%     $  87,080  47.4%
         CROSSING PRODUCTS & SYSTEMS                53,035  20.2%       55,598  25.9%        48,927  26.6%
         ASSET MANAGEMENT SERVICES                  34,928  13.3%       29,913  14.0%        22,217  12.1%
         TRAIN INSPECTION PRODUCTS & SYSTEMS        16,312   6.2%       13,407   6.3%        12,906   7.0%
         COMMUNICATIONS PRODUCTS & SYSTEMS           6,606   2.5%          655   0.3%         1,891   1.0%
         PRINTED WIRING BOARDS                       5,220   2.0%        5,772   2.7%         5,249   2.9%
         OTHER                                      13,547   5.2%        7,458   3.5%         5,598   3.0%
         -------------------------------------------------------------------------------------------------
            TOTAL                                $ 261,996 100.0%     $214,427 100.0%     $ 183,868 100.0%
         -------------------------------------------------------------------------------------------------
         -------------------------------------------------------------------------------------------------

         * Sales volumes shown above are gross totals and do not include cash discounts or deferred contract revenue. As a result, there are differences between the figures in this table and those presented in the Consolidated Statements of Earnings. The differences do not affect the validity of the discussion and analysis.

-------------------------------------------------------------------------------
RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996.

Harmon achieved record sales and earnings in 1998. Net sales increased 24% to $265.2 million compared with $213.5 million in 1997 and $175.4 million for 1996. Net earnings for 1998 set records for the third consecutive year, increasing 22.3% to $13.4 million ($1.25 per share-diluted) compared with $11.0 million ($1.06 per share-diluted) for 1997, and $9.3 million for 1996 ($0.91 per share-diluted). The increase in earnings from 1996 to 1998 was due chiefly to substantially higher sales levels each year. Return on equity was 15.8% for 1998 compared with 15.7% for 1997 and 16.1% for 1996. Return on capital employed was 23.2% in 1998 compared with 23.8% in 1997 and 25.9% in 1996.

SALES ANALYSIS. Harmon's continuing strengths in signal and train control products and systems, train inspection products and systems, asset management services and new acquisitions offering communication products and systems were the principal reasons its 1998 sales reached a record $265.2 million. Thus, 1998 sales were $51.7 million above those of 1997 and $89.8 million higher those of 1996.

      Throughout 1998, the railroad industry continued its move toward the purchase of entire systems and away from the purchase of individual components. This trend reflects the railroads' desires to fix operational responsibility on one supplier and to place orders with larger suppliers that have broad-based product lines, meaningful research and engineering support, and strong service capabilities. In addition, in 1998, several railroads began to enter into long-term supplier contracts to obtain price concessions for their larger and longer-term orders. These trends benefited Harmon in 1998.

     Sales of train control systems and products increased $30.7 million to $132.3 million; sales of asset management services were up $5.0 million to $34.9 million; sales of train inspection systems and products rose $2.9 million, communication products and system sales gained $6 million, and sales of other miscellaneous products rose $6.1 million to $13.5 million. Lower sales were posted by crossing products and systems, which were off 4.6% at $53 million, and printed wiring boards, which slipped 9.6% to $5.2 million.

     The increase in train control systems and products sales is chiefly the result of increased orders from recently-merged railroads and continued strong sales of Harmon's Ultra Cab units. The sales gain in asset management services reflects an increased continuation toward outsourcing among domestic freight railroads and an expansion in Harmon's material management contracts. The gain in communication products and system sales is due primarily to the 1998 acquisition of SES CO. The increase in train inspection sales is due chiefly to the 1997 Devtronics acquisition and increased business in Mexico. The decrease in crossing system sales primarily reflects timing differences in shipments between 1998 and 1997, and the decrease in printed wiring board sales reflects reduced demand industry-wide.

     Orders booked in 1998 were a record $289.2 million, a 26.5% gain over the $228.6 million booked 1997 and 54.2% better than the $187.5 million booked in 1996. Freight orders were $219 million; rail transit, $43 million; and international, $27 million. At 1998 year-end, Harmon's backlog was a record $132 million, of which approximately $95 million is expected to ship in 1999. Approximately 30% ($39 million) of the backlog was North American freight related; 16% ($22 million) related to international business (chiefly Great Britain and Brazil), and 54% ($71 million) related to North American rail transit. The backlog soared late in the year as Harmon added $30.5 million in rail transit orders and $20.1 million in international business during the fourth quarter of 1998.

     The table below illustrates the percentage relationship to net sales for certain items reflected in the Company's Consolidated Statements of Earnings and the percentage increase or decrease in the dollar amounts of such items year-to-year.

         OPERATING SUMMARY                       PERCENTAGE OF NET SALES            PERCENTAGE OF CHANGE
                                              -----------------------------------------------------------
                                                YEARS ENDED DECEMBER 31,           1998     1997     1996
                                                                                   OVER     OVER     OVER
                                               1998       1997      1996           1997     1996     1995
         ------------------------------------------------------------------------------------------------
         NET SALES                            100.0%     100.0%     100.0%         24.2%    21.7%   28.3%
         COST OF SALES                         75.6%      73.2%      72.4%         28.3%    23.0%   32.2%
         RESEARCH AND DEVELOPMENT               3.2%       3.6%       3.6%         10.3%    21.1%   21.3%
         GROSS PROFIT                          21.2%      23.2%      24.0%         13.4%    17.9%   18.7%
         SELLING, GENERAL AND
         ADMINISTRATIVE EXPENSES               12.6%      14.2%      14.8%         10.3%    16.6%   12.0%
         OTHER, NET                             0.3%       0.4%       0.3%        (31.1)%   77.2%   13.1%
         OPERATING INCOME                       8.3%       8.6%       8.9%         20.8%    18.0%   32.2%
         OTHER EXPENSES                         0.4%       0.4%       0.3%         45.4%    68.5%  (22.1)%
         EARNINGS BEFORE INCOME TAXES           7.9%       8.2%       8.6%         19.7%    16.4%   35.1%
         INCOME TAXES                           2.9%       3.1%       3.3%         15.5%    14.7%   34.5%
         NET EARNINGS                           5.0%       5.1%       5.3%         22.3%    17.5%   35.5%

     The market for the majority of the Company's products is largely dependent on the financial condition of the railroad industry, the trend of the general economy, individual railroads' budgets for capital expenditures and repairs and maintenance, and the Company's reputation for reliable and cost-effective products. At year-end 1998, the freight railroad industry was enjoying good market conditions. It is estimated that 1999 capital expenditure budgets will be at or above 1998 levels. The industry continues to look for ways to improve profits, which includes the purchase of more efficient operating systems, the use of outsourced services, and better utilization of current capital equipment. The industry also remained merger minded, which historically has reduced capital spending while mergers were pending and increased spending after they were completed.

      The market for the Company's signal and control systems is influenced by all of the factors listed above plus one other element-the level of activity by the railroads in authorizing grade crossing warning system improvements. These latter improvements receive up to 80% federal support. The Transportation Equity Act for the 21st Century (tea-21) was passed in 1998. It increased funding to $217 billion over the next six years, which resulted in a 55% increase for rail/highway grade crossing installations and at least a 50% increase for transit projects. These increases are an extremely positive development for the sale of our products and systems.

GROSS PROFIT. Gross profit as a percent of sales declined to 21.2% for 1998 as compared with 23.2% for 1997 and 24.0% for 1996 . The declines in 1998 and 1997 reflect a continuing shift away from individual product sales to those of entire systems and outsourced services, both of which deliver substantially higher sales but with reduced profit margins. For example, the $58 million upgrade project for a Class I railroad, which commenced in 1997 and was completed in 1998, added substantially to the sale of Harmon products and systems in 1997 and 1998, but the upgrade project also contained sizable amounts of "pass-through" business that provide only modest profit margins. In addition, profit margins were under additional pressure during the past two years because of Harmon capacity expansions in 1997.

     Traditionally, declining profit margins have negative con-notations. Harmon's experience is otherwise. Management's primary focus is on net earnings, and less so on margins. It takes on additional lower margin business when overall increased profits are likely to occur. Its asset management service business illustrates this business philosophy. Standing alone, it is a low margin, narrowly profitable business. But when linked to Harmon's total business strategy, it makes a healthy profit contribution because its function begets additional sales of Harmon products and systems, and it performs a service few others in the railroad industry can match. Moreover, the Company is confident its service business will increase as the railroads continue to out-source their asset management, maintenance and line upgrade projects.

RESEARCH AND DEVELOPMENT. Research and development expenditures increased $790,000 in 1998 and $1.3 million in 1997, which illustrates Harmon's ongoing commitment to incorporating new technology into its products. The increase in 1998 relates to product development on Harmon's Electro Code 5, advanced train control systems, new technology for communication systems, and carborne products. During the 1998 fourth quarter, R&D expenses decreased as some engineering costs were charged directly to customer orders. In 1997, the increase was related to continued development of our Incremental Train Control System (ITCS), development of next-generation products, and costs related to demonstrating our Advanced Automatic Train Control (AATC) system to several prospective buyers. Although R&D expenditures were up in absolute dollar terms in 1998 and 1997, as a percent of sales they declined because of the sales increase in 1998.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) for 1998 were $33.4 million as compared with $30.3 million in 1997, an increase of 10.3% on a sales gain of 24% from 1997 to 1998, which naturally generated more sales expense and increased profit-based incentive compensation. While SG&A expenses increased in absolute dollar terms last year, their costs relative to net sales declined for the fifth consecutive year-to 12.6% of sales from 14.2% in 1997 and 14.8% in 1996. This down-ward trend as a percentage of net sales reflects improvements in cost controls and the fixed nature of certain costs. The absolute increase in dollars each year is the result of inflation, higher overall personnel-related expenses, commissions on higher sales volume, converting and upgrading Harmon's operating systems, and added SG&A expenses for acquisitions made in the past several years. In 1997, the company also incurred an additional $1.5 million in certain other SG&A expenses, chiefly, costs related to employee recruiting as well as legal and outside computer consulting services.

AMORTIZATION EXPENSES. Amortization expenses increased 48.1 % from 1997 to 1998 and 18.7% from 1996 to 1997. The increases are the result of acquisitions made during 1998 and 1997.

MISCELLANEOUS INCOME - Net. Miscellaneous income advanced $303,000 over that of 1997. The difference resulted from increases in purchase discounts, gains on disposal of certain assets, and a variety of other transactions, which collectively accounted for the positive gains in 1998 compared with 1997. Changes between 1997 and 1996 were insignificant.

INTEREST INCOME AND EXPENSE. Interest expense was $1,555,000 in 1998, $1,219,000 in 1997 and $724,000 in 1996. The increase in 1998 over 1997 reflected higher average borrowings to finance increased working capital and acquisitions and a full year of interest on senior notes in 1998 versus a partial year in 1997. The increase in 1997 over 1996 was the result of interest on a January, 1997 private placement of $15 million in senior unsecured notes. Investment income was greater in 1997 than in 1998 or 1996 because the proceeds from the $15 million private placement were invested during the first half of 1997. Subsequently, those same funds were redeployed to support greater working capital needs and for capital expansion programs to increase the Company's manufacturing capacity.

INCOME TAXES. The Company's effective income tax rate was 36.3% in 1998 compared with 37.7% in 1997 and 38.2% in 1996. The tax rate in 1998 was lower than in 1997 because of increased benefit for our Foreign Sales Corporation and a reduced effective tax rate in the Company's state of incorporation from tax refunds arising under recent legislation. The tax rate in 1997 was lower than in 1996 because of United Kingdom net operating loss usage applied in 1997.

-------------------------------------------------------------------------------
INFLATION

Inflation has been modest in the past three years. Wage increases have been about 4% in each of the past three years. Raw material cost increases were about 3% in 1996, and negligible in 1997 and 1998. Competitive pressure has required the Company to maintain or reduce sales prices to sustain market share. Management believes that competitive pricing pressures will remain for the foreseeable future. Its program to combat this is to continue to increase productivity, adopt emerging lower-cost technological advances into its products, expand its avail-able products through internal development and acquire products or companies in the railroad supply industry that will expand Harmon's product or service offerings.

-------------------------------------------------------------------------------
LIQUIDITY, CASH FLOW AND CAPITAL RESOURCES

The Company concluded 1998 with a very strong balance sheet. Total assets were $162.9 million, up $27.1 million. Stock-holders' equity rose to $85.0 million ($7.97 per share) from $69.8 million ($6.68 per share). Working capital was $55.9 million, which produced a current ratio of 2.05:1 compared to 2.09:1 a year earlier. Interest-bearing long-term debt was up $4.1 million at $19.5 million as a result of making acquisitions in 1998. Accounts receivable were up $7.2 million principally because of added sales volume
derived from our acquired companies.      The Company completed a new, $75
million line of credit in September, 1998. The new line, which carries lower interest rates than our previous line, provides $40 million for working capital and $35 million for acquisitions. The expanded line gives Harmon added financial strength to meet its strategic objectives over the next several years. At December 31, 1998, availability under the Company's new credit line was $68.5 million, with borrowings of $4.2 million against it. Capital expenditures for 1999 are budgeted at $17.5 million, roughly $3.0 million higher than the capital expenditure budget for 1998. Traditionally, the Company spends less on capital expenditures than it actually budgets.
 The Company believes cash flow from operations and borrowings under the new line of credit will provide sufficient funds for both its capital expenditure and acquisition programs.

-------------------------------------------------------------------------------
1999 OUTLOOK

On balance, the outlook for 1999 is excellent. Positive aspects are: increased bookings in January, 1999, which added to our record 1998 year-end backlog of $13i.8 million, up $57.3 million from the year earlier backlog of $74.5 million; recent and upcoming railroad mergers, which typically result in railroad purchases of efficiency-enhancing systems and products of a type that Harmon makes; a trend toward sole-source, multi-year supplier arrangements under which Harmon secured several major contracts in 1998; and substantially increased funding for rail transit projects and rail/highway crossing protection installations under the 1998-enacted tea 21 legislation. Other positives include the possibility of substantial additional rail transit business as Harmon was the low bidder on several contracts; the possibility of obtaining even more rail transit contracts in 1999 as signal and control portions with communications-based train control technology are expected to be put up for bid in 1999. Finally, upgrading and privatization of railroads in Mexico is continuing; more railroads are becoming interested in outsourcing; international sales opportunities are increasing, particularly because of the expanding business relationship between Harmon's British-based subsidiary (Vaughan Harmon Systems Ltd.) and British Railtrack; and an opportunity to gain a greater portion of future rail transit contracts, owing to SES CO's added technical capabilities and its excellent reputation within the rail transit industry.

     Despite the many positives for Harmon, there are several potential negatives as well. First, we are getting increased price pressure from major customers, particularly from those granting long-term supplier contracts. Second, we are seeing heightened price competition in the markets of our higher margin products. Third, competition is increasing in two areas: on the domestic front as well as from huge European conglomerates. Fourth, potential problems may be encountered with y2k compliance issues, which are outlined below. Finally, although we expect a record year for sales in 1999, our first quarter sales and earnings will be weak-not because of a lack of business but rather because we obtained several contracts in the fourth quarter of 1998 that are not expected to reach the applicable milestones before any proportionate profit can be booked. Thus, we expect our greater gains will occur as the year unfolds.

-------------------------------------------------------------------------------
OTHER

There are no recently issued accounting pronouncements which have not been implemented that would have a significant effect on the Company's financial statements.

-------------------------------------------------------------------------------
THE EURO

There was no impact on Harmon as a result of the January 1999 implementation of the new common European currency, the euro. Our current European presence is largely confined to the United Kingdom, which is not a participant in the first implementation of the euro. Virtually all sales by our UK subsidiary are to UK customers and are denominated in pounds sterling. Sales by our U.S. operations to European customers to date have typically been denominated in U.S. dollars.

-------------------------------------------------------------------------------
YEAR 2000 ISSUE

"Year 2000 Issue" or "y2k" refers to the practice in many existing computer programs that uses only the last two digits when designating a year. Therefore, these programs cannot distinguish a year that begins with 19 from a year that begins with 20. If not corrected, many computer applications could fail or create erroneous results beginning January 1, 2000.

BACKGROUND--

In 1997, the Company's Management Information Systems Steering Team developed a long-range plan to consolidate substantially all of its domestic operations onto a single computer operating system. The software vendor chosen was the one that currently supplies the largest of the Company's three primary operating systems. The benefits of this consolidation are increased efficiency and uniformity throughout the Company, particularly in the areas of manufacturing, inventory management and engineering, as well as achieving y2k compliance.

READINESS--

      PROJECT MANAGEMENT. To properly manage and coordinate the Company's y2k efforts, the Management Information Systems Steering Team, using a formal team structure, appointed a project leader who supervises various sub-teams responsible for y2k compliance in the following areas:

      OPERATING SYSTEMS. To complete the consolidation discussed above, the Company completed one systems upgrade and will perform two systems conversions. The upgrade, which affected the largest portion of the Company's business, was successfully completed at the end of the third quarter 1998. The conversions of the remaining two systems are scheduled for 1999. An inventory of workstation hardware identified over 300 personal computers that require installation of y2k compliant systems boards. These boards are being installed in 1999.

      CUSTOMERS. A review by the Company of the products it sells has thus far identified a minimal number of areas of y2k non-compliance. One area involves a vendor-supplied operating system. The Company is currently awaiting a proposed solution from the manufacturer. An installed base of fewer than ten is affected by this issue. All customers have been informed of this problem and are being kept up-to-date with the progress. Another potential issue involves a clock chip that the Company has been informed is not y2k compliant. The Company is conducting a review to determine if and when this component may have been used in any of its products. The Company believes that none of the y2k issues described above, if not corrected, would jeopardize the systems of any of its customers or the safety of the public at large. While final action plans are not yet complete, the Company does not believe the costs necessary to achieve y2k compliance for its products will be material to the Company's financial statements on a consolidated basis.

      VENDORS. The Company is nearing completion of a survey of all significant vendors to determine if the Company's operations could be materially impacted by the failure of key vendors to achieve y2k compliance. The next step is to determine which vendor responses require follow-up or audit.

      MISCELLANEOUS. The Company is presently testing manufacturing and production equipment, telephone systems, security systems, and other peripheral devices associated with the Company's facilities for y2k compliance.

COSTS-

As discussed above, y2k compliance is one of two benefits achieved by the Company's upgrade and conversion efforts. While the Company is monitoring the costs of these projects against established budgets, it is not possible to allocate these costs between the two objectives; the benefits of a common operating system and the requirement for y2k compliance. The Company incurred operating expenses of approximately $1.1 million in 1998 and has budgeted operating expenses of $1.1 million in 1999. These costs will be funded by cash flow from operations.

RISKS-

The Company's primary y2k risks are in the timing of the conversions planned for 1999 and the potential for failure of key vendors to achieve y2k compliance. Operations of the Company's Lee's Summit, MO and Riverside, CA locations could be impacted if those conversions are not completed by the time it is necessary to enter dates beyond December 31, 1999. The Company believes the impact of y2k non-compliance at these locations would be limited to decreased productivity and the substitution of manual processes for certain automated ordering and planning processes. The evaluation of the Company's exposure resulting from non-compliance by key vendors is in process and the impact, if any, is therefore not yet known.

CONTINGENCY PLANS-

The Company is upgrading the operating system at its Riverside, CA location to be y2k compliant to minimize the chance of any disruptions in production if the conversion of that location to the chosen common operating system is delayed. The Company is also identifying alternative suppliers for certain critical components.

-------------------------------------------------------------------------------
FOURTH QUARTER RESULTS

Sales for Harmon's 1998 fourth quarter were $73.2 million compared with $73.8 million for fourth quarter sales of 1997. Cost of sales as a percentage of sales was 75.7% compared with 74.4% in 1997. The difference between the two years reflects greater shipments of lower margin products in 1998. In 1997, a sizable portion of Harmon's fourth quarter revenues were comprised of Harmon-manufactured goods, which traditionally carry higher margins. Although shipments were fractionally lower in the 1998 fourth quarter, overall business was extremely strong. New orders written during the fourth quarter of 1998 were $105 million, a record level for any quarter.

     Net earnings for the 1998 fourth quarter were $3.5 million, or $0.33 per share - diluted, compared with $3.9 million, or $0.37 per share, for the 1997 fourth quarter.

-------------------------------------------------------------------------------
QUARTERLY CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               1998                                      1997
      QUARTERS ENDED           MARCH 31   JUNE 30 SEPT. 30  DEC. 31      MARCH 31  JUNE 30  SEPT. 30  DEC. 31
      -------------------------------------------------------------------------------------------------------
      NET SALES                $ 60,558  $73,705  $ 57,754  $73,202      $35,988  $ 47,621  $56,125   $73,796
      COST OF SALES              46,014   55,324    43,749   55,392       26,196    33,607   41,512    54,909
      R&D EXPENDITURES            2,107    2,376     2,103    1,867        1,602     1,809    1,758     2,496
                               ------------------------------------------------------------------------------
      GROSS PROFIT               12,437   16,005    11,902   15,943        8,190    12,205   12,855     16,391
      SELLING, GENERAL AND
      ADMINISTRATIVE EXPENSES     7,540    8,426     7,783    9,665        5,847     6,687    8,228     9,534
      AMORTIZATION                  217      217       234      365          160       166      178       192
      MISCELLANEOUS (INCOME)
      EXPENSE-NET                    10      (27)     (188)    (163)         (23)      281       (4)       13
                               ------------------------------------------------------------------------------
      OPERATING INCOME            4,670    7,389     4,073    6,076        2,206     5,071    4,453     6,652
      INVESTMENT INCOME              36       75        98      187          138       176       67        41
      INTEREST EXPENSE              304      352       304      594          124       428      333       334
                               ------------------------------------------------------------------------------
      EARNINGS BEFORE
      INCOME TAXES                4,402    7,112     3,867    5,669        2,220     4,819    4,187     6,359
      INCOME TAXES                1,590    2,510     1,399    2,149          772     1,832    1,548     2,470
                               ------------------------------------------------------------------------------
      NET EARNINGS             $  2,812  $ 4,602  $  2,468  $ 3,520      $ 1,448  $  2,987  $ 2,639   $ 3,889
                               ------------------------------------------------------------------------------
                               ------------------------------------------------------------------------------
      EARNINGS PER COMMON
      SHARE - DILUTED          $   0.27  $  0.43  $   0.23  $  0.33      $  0.14  $   0.29  $  0.25   $  0.37
      WEIGHTED AVERAGE
      SHARES - DILUTED           10,608   10,685    10,666   10,774       10,304    10,335   10,392    10,467

      Quarterly per share amounts may not add to annual amounts due to the timing of net earnings and changes in common stock equivalents during each year.

CONSOLIDATED BALANCE SHEETS
(DOLLARS IN THOUSANDS)


At December 31,                                                                           1998              1997
-------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                                           $   1,669         $    6,748
   Trade receivables, less allowance for doubtful accounts
     of $351 in 1998 and $318 in 1997                                                     52,229             45,001
   Costs and estimated earnings in excess of billings on
     uncompleted contracts (note 2)                                                        9,649              2,850
   Inventories:
        Work in process                                                                    6,372              6,171
        Raw materials and supplies                                                        36,640             32,894
                                                                                        ---------------------------
                                                                                          43,012             39,065
   Income tax receivable                                                                     597                 -
   Deferred tax asset (note 4)                                                               587              2,215
   Prepaid expenses and other current assets                                               1,301                473
                                                                                        ---------------------------
            Total current assets                                                         109,044             96,352
                                                                                        ---------------------------
Property, plant and equipment, at cost (note 3):
   Land                                                                                      465                465
   Buildings                                                                              11,671             11,363
   Machinery and equipment                                                                18,830             16,319
   Office furniture and equipment                                                         25,246             20,671
   Transportation equipment                                                                1,709              1,393
   Leasehold improvements                                                                  3,938              3,120
                                                                                        ---------------------------
                                                                                          61,859             53,331
   Less accumulated depreciation and amortization                                         35,284             29,302
                                                                                        ---------------------------
            Net property, plant and equipment                                             26,575             24,029

Deferred tax asset (note 4)                                                                  654                414
Cost in excess of fair value of net assets acquired, net of accumulated
  amortization of $4,212 in 1998 and $3,180 in 1997 (note 11)                             17,327              8,766
Deferred compensation asset (note 6)                                                       6,839              5,807
Other assets                                                                               2,414                401
                                                                                       ----------------------------
                                                                                       $ 162,853         $  135,769
                                                                                       ----------------------------
                                                                                       ----------------------------

See accompanying notes to consolidated financial statements.


At December 31,                                                                           1998              1997
--------------------------------------------------------------------------------------------------------------------  29
Liabilities and Stockholders' Equity
Current liabilities:
   Current debt installments (note 3)                                                  $     280         $    1,162
   Accounts payable                                                                       16,415             21,554
   Accrued payroll, bonus and employee
     benefit plan contributions (note 6)                                                  13,342             11,893
   Billings in excess of costs and estimated earnings on
     uncompleted contracts (note 2)                                                       17,493              5,677
   Other accrued liabilities                                                               5,650              5,177
   Current tax liability                                                                      -                 566
                                                                                       ----------------------------
            Total current liabilities                                                     53,180             46,029
                                                                                       ----------------------------
Deferred compensation liability (note 6)                                                   5,175              4,522
Long-term debt (note 3)                                                                   19,540             15,456
                                                                                       ----------------------------
            Total liabilities                                                             77,895             66,007

Stockholders' equity (notes 3, 6, 7 and 11):
   Common stock of $.25 par value; authorized 50,000,000 shares,
     issued 10,662,400 shares in 1998 and 10,437,369 shares in 1997                        2,666              2,609
   Additional paid-in capital                                                             27,457             24,514
   Foreign currency translation                                                              127                104
   Unearned compensation                                                                    (287)              (224)
   Retained earnings                                                                      54,995             42,759
                                                                                       ----------------------------
            Total stockholders' equity                                                    84,958             69,762

Commitments and contingencies (notes 6 and 10)

                                                                                       ----------------------------
                                                                                       $ 162,853         $  135,769
                                                                                       ----------------------------
                                                                                       ----------------------------

CONSOLIDATED STATEMENTS OF EARNINGS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,                                               1998               1997              1996
-------------------------------------------------------------------------------------------------------------------
Net sales                                                            $ 265,219         $ 213,530         $  175,440
Cost of sales                                                          200,478           156,224            126,997
Research and development expenditures                                    8,454             7,664              6,331
                                                                     ----------------------------------------------
            Gross profit                                                56,287            49,642             42,112
                                                                     ----------------------------------------------

Selling, general and administrative expenses                            33,415            30,298             25,990
Amortization of cost in excess of fair value
  of net assets acquired (note 11)                                       1,032               697                587
Equity in net loss of affiliate (note 8)                                    -                330                 -
Miscellaneous income - net                                                 368                63                 43
                                                                     ----------------------------------------------
            Operating income                                            22,208            18,380             15,578

Interest expense                                                         1,555             1,219                724
Investment income                                                          396               422                251
                                                                     ----------------------------------------------
            Earnings before income taxes                                21,049            17,583             15,105

Income tax expense (benefit) (note 4):
   Current                                                               6,259             6,876              6,945
   Deferred                                                              1,388              (254)            (1,170)
                                                                     ----------------------------------------------
                                                                         7,647             6,622              5,775
                                                                     ----------------------------------------------
            Net earnings                                             $  13,402         $  10,961         $    9,330
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------
Basic earnings per common share                                      $    1.27         $    1.06         $     0.91
Diluted earnings per common share                                    $    1.25         $    1.06         $     0.91
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------
Weighted average shares used in computation (000s)
   Basic earnings per common share                                      10,541            10,313             10,217
   Diluted earnings per common share                                    10,684            10,374             10,268
                                                                     ----------------------------------------------
                                                                     ----------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(DOLLARS IN THOUSANDS)


                                                    ADDITIONAL    FOREIGN                             TOTAL      COMPRE-
                                           COMMON     PAID-IN    CURRENCY    UNEARNED    RETAINED  STOCKHOLDERS' HENSIVE
                                            STOCK     CAPITAL   TRANSLATION COMPENSATION EARNINGS     EQUITY     INCOME
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               $2,553    $ 22,152    $     -    $      -     $ 24,527    $ 49,232
Net earnings                                   -           -           -           -        9,330       9,330    $ 9,330
Foreign currency translation                   -           -          203          -           -          203        203
                                                                                                                 -------
Comprehensive income                           -           -           -           -           -           -       9,533
                                                                                                                 -------
                                                                                                                 -------
Cash dividends paid ($0.10 per share)          -           -           -           -       (1,022)     (1,022)
Common stock issued (notes 7 and 11):
   Acquisitions of businesses                   6         144          -           -           -          150
   Stock options and other                      2          44          -           -           -           46
                                          -------------------------------------------------------------------
Balance at December 31, 1996                2,561      22,340         203          -       32,835      57,939
                                          -------------------------------------------------------------------
                                          -------------------------------------------------------------------
Net earnings                                   -           -           -           -       10,961      10,961     10,961
Foreign currency translation                   -           -          (99)         -           -          (99)       (99)
                                                                                                                 -------
Comprehensive income                           -           -           -           -           -           -      10,862
                                                                                                                 -------
                                                                                                                 -------
Cash dividends paid ($0.10 per share)          -           -           -           -       (1,037)     (1,037)
Common stock issued (notes 6, 7 and 11):
   Acquisition of business                     23       1,337          -           -           -        1,360
   Deferred compensation                        6         355          -         (224)         -          137
   Stock options and other                     19         482          -           -           -          501
                                          -------------------------------------------------------------------
Balance at December 31, 1997                2,609      24,514         104        (224)     42,759      69,762
                                          -------------------------------------------------------------------
                                          -------------------------------------------------------------------
Net earnings                                   -           -           -           -       13,402      13,402     13,402
Foreign currency translation                   -           -           23          -           -           23         23
                                                                                                                 -------
Comprehensive income                           -           -           -           -           -           -     $13,425
                                                                                                                 -------
                                                                                                                 -------
Cash dividends paid ($0.11 per share)          -           -           -           -       (1,166)     (1,166)
Common stock issued (notes 6, 7 and 11):
   Acquisitions of businesses                  44       2,114          -           -           -        2,158
   Deferred compensation                        2         184          -          (63)         -          123
   Stock options and other                     11         645          -           -           -          656
                                          -------------------------------------------------------------------
Balance at December 31, 1998               $2,666    $ 27,457    $    127   $    (287)   $ 54,995    $ 84,958
                                          -------------------------------------------------------------------
                                          -------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)


YEARS ENDED DECEMBER 31,                                                      1998           1997           1996
-------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                                                 $13,402        $10,961         $ 9,330
Adjustments to reconcile net earnings to net cash provided by (used in)
operating activities:
   Depreciation and amortization                                               7,186          5,639           5,004
   Loss (gain) on sale of property, plant and equipment                           20             45              (5)
   Deferred tax expense (benefit)                                                 -            (254)         (1,170)
   Earned stock compensation                                                     122            137              -
   Equity in net loss of affiliate                                                -             330              -
Changes in assets and liabilities, net of acquisitions of businesses:
   Trade receivables                                                           4,666         (3,900)        (13,740)
   Inventories                                                                (3,414)       (11,677)         (1,060)
   Estimated costs, earnings and billings on contracts                        (3,387)        (1,371)          7,381
   Prepaid expenses and other current assets                                    (319)         2,454            (360)
   Current income taxes receivable                                               340             -               -
   Accounts payable                                                           (6,745)         5,209           3,345
   Accrued payroll and benefits                                                 (130)           911           4,000
   Other liabilities                                                             473           (995)          5,007
   Other deferred liabilities                                                    653            597             371
                                                                             --------------------------------------
        Total adjustments                                                       (535)        (2,875)          8,773
                                                                             --------------------------------------
            Net cash provided by operating activities                         12,867          8,086          18,103
                                                                             --------------------------------------

Cash Flows From Investing Activities:
Capital expenditures                                                          (8,271)       (10,475)         (6,371)
Acquisitions of businesses                                                    (8,487)          (196)         (2,146)
Proceeds from sale of property, plant and equipment                               49             29              46
Deferred compensation, net                                                    (1,032)          (809)         (1,339)
Other investing activities                                                    (2,013)          (358)          1,584
                                                                             --------------------------------------
            Net cash used in investing activities                            (19,754)       (11,809)         (8,226)
                                                                             --------------------------------------
Cash Flows From Financing Activities:
Proceeds from issuance of common stock                                           542            501              46
Cash dividends                                                                (1,166)        (1,037)         (1,022)
Proceeds from issuance of long-term debt                                          -          15,000              -
Borrowings under line of credit agreements                                    60,126         52,370          46,530
Repayments under line of credit agreements                                   (56,514)       (55,293)        (55,165)
Principal payments of long-term debt                                          (1,203)          (971)           (469)
                                                                             --------------------------------------
            Net cash provided by (used in) financing activities                1,785         10,570         (10,080)
                                                                             --------------------------------------
Foreign currency translation                                                      23            (99)            203
                                                                             --------------------------------------
Net increase (decrease) in cash and cash equivalents                          (5,079)         6,748              -
Cash and cash equivalents at beginning of year                                 6,748             -               -
                                                                             --------------------------------------
Cash and cash equivalents at end of year                                     $ 1,669       $  6,748         $    -
                                                                             --------------------------------------
                                                                             --------------------------------------
Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
   Interest                                                                  $ 1,442        $   884         $   690
   Income taxes                                                              $ 8,570        $ 6,635         $ 6,019

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
----------------------------------------------------------------------------

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The consolidated financial statements of the Company include the accounts of Harmon Industries, Inc., and its wholly-owned subsidiaries, Vaughan Harmon Systems Limited (Vaughan Harmon), Vale-Harmon Enterprises, Ltd. (Vale Harmon), Devtronics, Inc. (Devtronics), CSS Inc. (CSS), Harmon Industries Australia PTY LTD (Harmon Australia), Seaboard Systems Co., Inc. (Seaboard), SES CO., Inc. (SESCO), Industrias Harmon De Mexico, S.A. De C.V. (Harmon de Mexico) and Harmon Railway Systems International (HRSI). Effective January 1, 1997 the Company's former subsidiaries Harmon Electronics, Inc. (HEI), Electro Pneumatic Corporation (EPC) and Consolidated Asset Management Company, Inc. (CAMCO), were merged with and into Harmon Industries, Inc. such that Harmon Industries was the surviving corporation.

     Significant intercompany accounts and transactions have been eliminated in consolidation. Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NATURE OF BUSINESS. The Company is a major supplier of signal and train control products to railroads throughout North America and the world. It manufactures an extensive line of railroad signal and communications equipment, traffic control systems, rail/highway grade crossing hardware and related components. The Company also provides a single-source, rapid delivery service for urgently needed railroad components by warehousing commonly-used parts and equipment, which are manufactured both by Harmon and other vendors.

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

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED. Cost in excess of the fair value of net assets acquired is amortized on a straight-line basis generally over five to twenty years. The Company assesses the recoverability and measures impairment, if any, of such cost by determining whether the amortization of the cost in excess of the fair value of net assets acquired over its remaining life can be recovered through undiscounted future operating cash flows.

COMPREHENSIVE INCOME. In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" which establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments and is presented in the Statement of Stockholders' Equity. The adoption of Statement No. 130 had no impact on total stockholders' equity.

FOREIGN CURRENCY TRANSLATION. Assets and liabilities in foreign currencies are translated into dollars at the rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates for the year. The net exchange differences resulting from these translations are reported in stockholders' equity, net of tax effects.

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

EARNINGS PER COMMON SHARE. Basic earnings per common share excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

     For the years ended December 31, 1998, 1997 and 1996 there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net earnings of the Company. For the years ended December 31, 1998, 1997 and 1996 the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (10,553,000 shares-1998, 10,319,000 shares-1997, 10,217,000 shares-1996), reduced by the weighted average number of shares of nonvested stock (12,000 shares - 1998, 6,000 shares - 1997) issued pursuant to employee benefit plans. The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation (10,541,000 shares-1998, 10,313,000 shares-1997, 10,217,000 shares-1996) increased to reflect the potential dilution under the treasury stock method of the outstanding stock options and nonvested stock under the Company's employee benefit plans and stock option programs (143,000 shares-1998, 61,000 shares-1997, 51,000 shares-1996).

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

NOTE 2. CONTRACTS IN PROGRESS
-------------------------------------------------------------------------------
Contract costs on uncompleted contracts are as follows:

                                                               COSTS AND       BILLINGS IN
                                                               ESTIMATED        EXCESS OF
                                                               EARNINGS         COSTS AND
                                                               IN EXCESS        ESTIMATED
         (DOLLARS IN THOUSANDS)                               OF BILLINGS       EARNINGS           TOTAL
         -------------------------------------------------------------------------------------------------
         December 31, 1998:
         Costs and estimated earnings                          $ 30,374         $ 121,701        $ 152,075
         Billings                                                20,725           139,194          159,919
                                                               -------------------------------------------
                                                               $  9,649         $ (17,493)       $  (7,844)
                                                               -------------------------------------------
                                                               -------------------------------------------
         December 31, 1997:
         Costs and estimated earnings                          $ 13,850         $ 110,836        $ 124,686
         Billings                                                11,000           116,513          127,513
                                                               -------------------------------------------
                                                               $  2,850         $  (5,677)       $  (2,827)
                                                               -------------------------------------------
                                                               -------------------------------------------

     Balances billed, but not paid by customers under retainage provisions in contracts amounted to $2,643,000 and $798,000 at December 31, 1998 and 1997, respectively. Receivables on contracts in progress are considered to be collectible within twelve months.

NOTE 3. INDEBTEDNESS
-------------------------------------------------------------------------------


         (DOLLARS IN THOUSANDS)                                                   1998             1997
         -------------------------------------------------------------------------------------------------
         Revolving credit agreements                                            $   4,200        $      -
         Senior unsecured notes payable                                            15,000           15,000
         Lines of credit                                                               39              583
         Bank loans       387                                                                          336
         Capitalized lease obligations                                                194              699
                                                                                --------------------------
                 Total indebtedness                                                19,820           16,618
             Less current installments                                                280            1,162
                                                                                --------------------------
                 Long-term debt                                                 $  19,540        $  15,456
                                                                                --------------------------
                                                                                --------------------------

REVOLVING CREDIT AGREEMENTS. On September 29, 1998 the Company entered into a new credit agreement with a major commercial bank. The new credit agreement provides for a five (5) year unsecured Revolving Line of Credit (RC) of $40,000,000 to be used to provide working capital and refinance existing indebtedness, replacing the old revolving credit agreement of $20,000,000. At December 31, 1998, there are no outstanding borrowings. Outstanding borrowings bear interest at the base rate less one half percent (1/2%) or LIBOR plus a variable component depending on the Company's funded debt/EBITDA ratio.

     Also, included in this new agreement is an unsecured reducing revolving credit agreement with original total credit availability of $35,000,000 reducing $1,750,000 as of the last day of each quarter beginning December 31, 2000. The Company has remaining total credit availability of $35,000,000 at December 31, 1998 against which there are outstanding borrowings of $4,200,000 at December 31, 1998. Outstanding borrowings are due on September 28, 2003 and bear interest at the base rate less one half percent (1/2%) or LIBOR plus a variable component depending on the Company's funded debt/EBITDA ratio.

SENIOR UNSECURED NOTES PAYABLE. On January 24, 1997 the Company issued $15,000,000 of senior unsecured notes. The notes bear interest at 6.87% and are payable in equal annual installments of $2,142,857 commencing in 2001 with the final payment due in 2007.

LINES OF CREDIT. A subsidiary company has a line of credit with total availability of $423,000 against which there are outstanding borrowings of $39,000 at December 31, 1998. The line of credit does not have a stated expiration date as all amounts are payable upon demand of the lender and accordingly the entire balance outstanding has been classified as current in the Consolidated Balance Sheets. The line of credit bears interest at the lender's prime lending rate plus 1/2% (7.25% at December 31, 1998), payable monthly. The line of credit is collateralized by liens against certain real and personal property.

     A subsidiary company has a line of credit with total availability of $2,000,000 against which there are no outstanding borrowings at December 31, 1998. The line of credit does not have a stated expiration date as all amounts are payable upon demand of the lender. The line of credit bears interest at the lender's prime lending rate plus 1% (8.75% at December 31, 1998), payable monthly. The line of credit is collateralized by liens against certain real and personal property.

BANK LOANS. A subsidiary company has a $166,000 bank loan which is a term note payable in monthly installments including interest through April 2002. The note bears interest at a base rate established by the bank plus 2.1% (8.1% at December 31, 1998). The note is collateralized by liens against certain real and personal property.

     A subsidiary company has a $68,000 bank loan which is a term note payable in monthly installments including interest through December, 2000. The note bears interest at a base rate established by the bank plus 3.0% (11.75% at December 31, 1998). The note is collateralized by liens against certain real and personal property.

     A subsidiary company has, in aggregate, a $102,000 bank loan which represents term notes payable in monthly installments including interest through July 2002. These notes bear interest at fixed rates ranging from 4.9% to 9.75%. The notes are collateralized by motor vehicles.

     A subsidiary company has, in aggregate, a $51,000 bank loan which represents term notes payable in monthly installments including interest through November 2002. These notes bear interest at fixed rates ranging from 5.9% to 12%. The notes are collateralized by motor vehicles.

CAPITALIZED LEASE OBLIGATIONS. The Company entered into various computer hardware and software capital lease agreements totaling $312,000 in 1997. Monthly installments are due through November 2000. The implied interest rates in the lease agreements range from 7.0% to 9.0%. The Company did not enter into any new capital lease agreements during 1998.

COVENANTS. The various indebtedness agreements contain, among other things, covenants relating to: maintenance of certain levels of consolidated net worth, limitations of maximum capital expenditures and maintenance of minimum EBITDA; maintenance of certain ratios of debt to EBITDA, debt service coverage ratio and funded debt to total capitalization ratio. At December 31, 1998, the Company is in compliance with all covenants under its indebtedness agreements.

MATURITIES. At December 31, 1998, long-term debt maturities for 1999 and thereafter are:


         YEARS ENDED DECEMBER 31                         (DOLLARS IN THOUSANDS)
         ---------------------------------------------------------------------
         1999                                                          $   280
         2000                                                              244
         2001                                                            2,205
         2002                                                            2,177
         2003 and thereafter                                            14,914
                                                                      --------
                                                                       $19,820
                                                                      --------
                                                                      --------

NOTE 4. INCOME TAXES
-------------------------------------------------------------------------------

Income tax expense consisted of the following:


        (DOLLARS IN THOUSANDS)                       1998            1997            1996
         ----------------------------------------------------------------------------------
         Current:
            Federal                                $  4,857        $  4,992         $ 5,741
            Foreign                                     600           1,002              -
            State                                       802             882           1,204
                                                   ----------------------------------------
               Total current                          6,259           6,876           6,945

         Deferred:
            Federal                                   1,251            (223)           (976)
            State                                       137             (31)           (194)
                                                   ----------------------------------------
               Total deferred                         1,388            (254)         (1,170)
                                                   ----------------------------------------
               Total income tax expense            $  7,647        $  6,622         $ 5,775
                                                   ----------------------------------------
                                                   ----------------------------------------

     Income tax expense for the years ended December 31, 1998, 1997, and 1996, respectively, differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income as a result of the following:


         (DOLLARS IN THOUSANDS)                                     1998            1997            1996
         -------------------------------------------------------------------------------------------------
         Computed "expected" tax expense                          $  7,367        $  6,154         $ 5,287
         Increase (reduction) in income taxes resulting from:
            State and local income taxes, net of
             federal income tax benefit                                610             553             657
             Other, net                                               (330)            (85)           (169)
                                                                  ----------------------------------------
                                                                  $ 7,647   $       6,622   $        5,775
                                                                  ----------------------------------------
                                                                  ----------------------------------------

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:

         (DOLLARS IN THOUSANDS)                                                       1998            1997
         -------------------------------------------------------------------------------------------------
         Deferred tax assets:
            Deferred compensation                                                  $ 2,080         $ 1,805
            Compensated absences                                                       495             425
            Inventories                                                                516             481
            Allowance for doubtful accounts                                            124             117
            Various other reserves                                                     999           1,561
                                                                                   -----------------------
               Total gross deferred tax assets                                       4,214           4,389
               Less valuation allowance                                                369             369
                                                                                   -----------------------
                                                                                     3,845           4,020
         Deferred tax liabilities:
            Depreciation and Amortization                                           (1,426)         (1,391)
            Long-term contract deferred costs                                       (1,178)             -
                                                                                   -----------------------
               Total deferred tax liabilities                                       (2,604)         (1,391)
                                                                                   -----------------------
               Net deferred tax assets                                             $ 1,241         $ 2,629
                                                                                   -----------------------
                                                                                   -----------------------

     There were no net changes in the total valuation allowance for the years ended December 31, 1998 and 1997. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as reduced by the valuation allowance.

NOTE 5. BUSINESS SEGMENT INFORMATION
-------------------------------------------------------------------------------

Harmon Industries manages its operations through two business segments: domestic and international. Each unit sells train control and train signal products as well as services to railroads and transit authorities. The international business segment sells the Company's products and services outside the U.S.

     The Company is reporting business segment information in accordance with the provisions of Financial Accounting Standards No. 131, "Disclosures about segments of an Enterprise and Related Information" which was issued in June 1997. Prior to a series of acquisitions and establishment of new foreign subsidiaries, which occurred between 1995 and 1998, the Company had only one business segment. Because of the desire to market its products and services on a global scale, the Company began to manage its operations using the domestic and international approach in fiscal year 1997.

     Harmon Industries evaluates performance based upon net operating profit. Administrative functions such as finance, treasury and information systems are centralized. However, where applicable portions of the administrative function expenses are allocated between the operating segments. The operating segments do not share manufacturing or distribution facilities. In the event any materials and/or services are provided to one operating segment by the other, the transaction is valued according to the company's transfer policy, which approximates market price. The costs of operating the manufacturing plants are captured discretely within each segment. The Company's property, plant and equipment, inventory and accounts receivable are captured and reported discretely within each operating segment.

     Summary financial information for the two reportable segments is as follows (dollars in thousands):

                                                                              1998                  1997
         -------------------------------------------------------------------------------------------------
         USA Operations
         Net Sales                                                           251,537               200,181
         Operating Income/(Loss)                                              21,516                15,273
         Assets                                                              156,245               129,352
         Accounts Receivable                                                  50,513                42,396
         Inventory                                                            42,448                38,645

         International Operations
         Net Sales                                                            13,682                13,349
         Operating Income/(Loss)                                                 692                 3,107
         Assets                                                                6,608                 6,417
         Accounts Receivable                                                   1,716                 2,605
         Inventory                                                               564                   420

         Consolidated
         Net Sales                                                           265,219               213,530
         Operating Income/(Loss)                                              22,208                18,380
         Assets                                                              162,853               135,769
         Accounts Receivable                                                  52,229                45,001
         Inventory                                                            43,012                39,065


NOTE 6. COMMITMENTS
-------------------------------------------------------------------------------

The Company has also entered into various operating lease arrangements covering the use of manufacturing facilities, administrative offices and equipment. Rental expense related to these leases amounted to $2,667,000, $2,122,000 and $1,661,000 for the years ended December 31, 1998, 1997 and
1996, respectively.      A summary of non-cancelable long-term operating
lease commitments follows (dollars in thousands):

                                                                              REAL                  TOTAL
         YEARS ENDED DECEMBER 31,                     EQUIPMENT             PROPERTY             COMMITMENTS
         ---------------------------------------------------------------------------------------------------
         1999                                          $   322               $ 2,093               $ 2,415
         2000                                              193                 1,800                 1,993
         2001                                               91                 1,431                 1,522
         2002 and Thereafter                                 1                 9,630                 9,631

     It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1999.

EMPLOYEE BENEFITS. In 1985, the Company formed an Employee Stock Ownership Plan and Trust (ESOP), which includes all employees. The ESOP held 743,437 shares and 746,358 shares of Company common stock which had been allocated to plan participants at December 31, 1998 and 1997, respectively. Company contributions to the ESOP are normally based on a percentage of pretax earnings. Dividends on common shares held by the ESOP are reflected as a reduction in retained earnings.

     ESOP contributions charged to operating expense were $4,809,000, $3,874,000 and $3,815,000 for the years ended December 31, 1998, 1997 and
1996, respectively.

     The Company and its subsidiaries have various bonus plans based primarily on Company performance. Accrued and unpaid bonuses at December 31, 1998 and 1997 were $3,133,000 and $2,776,000, respectively.

     The Company has a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability. Under the plan, certain employees receive retirement payments equal to a portion of the three highest continuous years' average compensation. These payments are to be made for the remainder of the employees' life with a minimum payment of ten years' benefits to either the employee or his or her beneficiary. The plan also provides for reduced benefits upon early retirement, disability or termination of employment. The cost (gain) related to this plan was $286,000, $573,000 and $(365,000) for the years ended December 31, 1998, 1997 and 1996, respectively.

     In 1997 the Company established a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon termination, retirement, death or disability. This plan is available to new officers of the Company in lieu of participation in the plan described above. Under the plan, contributions are based on a formula which is expected to result in a target benefit for the participant and vest on a graded basis. The amount of a participant's benefit is based solely on the participant's vested account balance except in the case of death prior to termination in which case the participant's benefit is the greater of the participant's vested account balance or the lesser of eight times the participant's base annual compensation which would have been paid for the calendar year of death or $1,400,000. Plan contributions are made in the form of stock and cash to a grantor trust. The cost related to this plan was $15,000 in 1998.

     In 1997 the Company also established a supplemental executive retirement plan which is a nonqualified, unfunded deferred compensation plan for certain key employees providing for payments upon termination, retirement, death or disability. This plan is available to key employees of the Company exclusive of members of the Executive staff. Under the plan Company contributions equal to three percent of each participant's annual compensation are made if the Company's earnings per share are at least 50% of the Company's earnings per share for the prior calendar year with such contributions vesting on a graded basis. The plan also allows for participant deferrals of compensation and bonus awards to be contributed to the plan. The amount of a participant's benefit is based solely on the participant's vested account balance. Plan contributions are made in the form of cash to a grantor trust. The cost related to the plan was $120,000 in 1998 and $27,000 in 1997.

     The Company also has employment agreements with certain key executives. Under the terms of these agreements the Company contributed 9,268 shares and 24,150 shares of common stock of the Company to a grantor trust in 1998 and 1997 respectively. The stock price as of the date of grant was $19.25 in 1998 and ranged from $13.92 to $16.50 in 1997. These contributions vest on a graded basis with the unvested portion shown in the Consolidated Balance Sheets and Statements of Stockholders' Equity as "Unearned Compensation".

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

NOTE 7. STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

Share and per share information reflected herein has been adjusted for the three-for-two stock split in February 1998. A summary of stock options granted, exercised and expired follows:

                                                         SHARES            PRICE PER SHARE
         -------------------------------------------------------------------------------------------------
         Balance at January 1, 1996                      186,750           $ 10.13           Average Price
         Granted                                         151,500             9.00-11.33
         Exercised                                        (9,000)            3.67-5.50
         Expired                                         (38,250)            11.00-13.75
         Balance at December 31, 1996                    291,000             9.79            Average Price

         Granted                                         132,000             12.17-13.00
         Exercised                                       (76,253)            3.67-13.75
         Expired                                         (35,647)            11.00-13.75
         Balance at December 31, 1997                    311,100             11.51           Average Price

         Granted                                         168,000             20.375-23.875
         Exercised                                       (39,600)            11.00-20.875
         Expired                                          (3,900)            11.00-20.875
         Balance at December 31, 1998                    435,600           $ 14.93           Average Price

     The Company has outstanding stock options for 435,600 shares of common stock at prices ranging from $9.33 to $23.88 with a weighted-average remaining contractual life of 4.85 years of which 230,175 shares (average price $12.86) are exercisable as of December 31, 1998. In May 1998 the Company granted stock options for up to 1,500 common shares to each of the Company's eight non-employee directors which expire on May 31, 2005. In May 1997 the Company granted stock options for up to 1,500 common shares to each of the Company's nine non-employee directors which expire on May 31, 2004. In May 1996, the Company granted stock options for up to 1,500 common shares to each of the Company's nine non-employee directors which expire on May 31, 2003.

     The Company issued 43,962, 92,307 and 26,471 shares of unregistered common stock in connection with the 1998, 1997 and 1996 acquisitions of businesses respectively (See Note 11).

NOTE 8. AFFILIATES
------------------------------------------------------------------------------

As of December 31, 1997 the Company had an investment of 20% in Henkes & Harmon Industries PTY LTD, an unconsolidated affiliate which was accounted for under the equity method. During 1998 the Company sold its 20% interest in the affiliate and acquired the Assets of Henkes & Harmon through an asset purchase (See note 11). Equity in earnings from this affiliate was not significant prior to the asset purchase or for the years ended December 31, 1997 and 1996. Prior to the acquisition, the Company had sales to this related entity totaling $373,000, $253,000 and $559,000 for 1998, 1997 and
1996, respectively. The Company had receivables due from this entity of $69,000 at December 31, 1997.

     As of December 31, 1996 the Company also had an investment of 38% in a formerly unconsolidated affiliate, Vale Harmon Enterprises, Ltd., which was accounted for under the equity method. During 1997 the Company acquired the remaining interest in this subsidiary company (See note 11). Equity in losses of this affiliate prior to acquisition amounted to $330,000 in 1997. Equity in earnings (losses) of this affiliate was not significant for the year ended December 31, 1996. The Company had sales to this related entity totaling $27,000 in 1997 prior to acquisition and $282,000 and $543,000 in 1996 and 1995, respectively. The Company had receivables due from this entity of $79,000 as of December 31, 1996.

NOTE 9. OTHER FINANCIAL INFORMATION
------------------------------------------------------------------------------

The Company has classified certain environmental compliance expenses as cost of sales in the accompanying statements of operations. These expenses amounted to $90,000, $150,000 and $283,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 10. LITIGATION
-------------------------------------------------------------------------------

ENVIRONMENTAL MATTER. On September 30, 1991, the United States Environmental Protection Agency (EPA) issued a complaint against the Company alleging violations of the Resource Conservation and Recovery Act (RCRA) and RCRA regulations in the disposal of solvents at the Company's Grain Valley, Missouri, plant. The complaint sought penalties in the amount of $2,344,000 and proposed certain compliance actions. In January 1994 the administrative hearing on the penalty assessment was heard. The decision from that hearing reduced the penalties to $586,000. On January 9, 1995 the Company filed a Notice of Appeal of the initial decision with the Environmental Appeals Board
(EAB) and on May 1, 1996, the EAB heard oral arguments. The EAB affirmed the penalty of the administrative law judge. On June 6, 1997 the Company filed a complaint in the Federal District Court for the Western District of Missouri seeking judicial review of the EAB's decision.

     On August 25, 1998 the United States District court for the Western District of Missouri granted the Company's motion of summary judgment, overturning the EAB's ruling. The Missouri Department of Natural Resources
(MDNR) agreed to forego monetary damages and a subsequent circuit court decree released Harmon from further claims in exchange for performing further monitoring and cleanup. The decision dismisses the EPA's complaint and releases Harmon from the EPA penalty action. A federal judge ruled the complaint is barred by the RCRA which requires the EPA to delegate enforcement to authorized states. Under the statute, the actions of states "have the same force and effect" as those taken by the EPA directly. Missouri has been an authorized state since 1985. On December 28, 1998 the EPA filed an appeal with the United States Court of Appeals contesting the United States District courts decision. Harmon is expected to file its opening brief in the first quarter of 1999, with oral arguments expected 3 to 6 months thereafter.

     Based on the Company's cooperation with the MDNR which had the original jurisdiction of the matters complained by the EPA, in voluntarily disclosing the alleged violations and in promptly undertaking all remedial actions specified by the MDNR, the EPA penalties appear to the Company's legal counsel to be excessive. However, because so few cases have been disposed of by settlement, or by administrative or judicial proceedings since the new penalty guidelines were adopted, legal counsel cannot express an opinion as to the ultimate amount, if any, of the Company's liability.

     The Company has recorded a total of $2,472,000 of environmental compliance expenses to date relating to this matter. The Company has recorded a liability for its best estimates of the costs to be incurred relative to the compliance actions in other accrued liabilities. Since the amount of any penalty cannot be reasonably determined at this time, no liability has been accrued in the financial statements.

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

NOTE 11. ACQUISITIONS OF BUSINESSES
-------------------------------------------------------------------------------

On January 29, 1998 the Company acquired the stock of CSS Inc. This acquisition was made with the issuance of 80,820 shares of unregistered common stock valued at $17.92 per share. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $1,158,348.

     On April 20, 1998 the Company established a new wholly owned subsidiary, Industrias Harmon de Mexico, S.A. de C.V. (Harmon de Mexico). The operating results have been included in the Company's consolidated results of operations from the date of incorporation.

     On October 1, 1998 the Company established a new wholly owned subsidiary, Harmon Industries Australia PTY LTD (Harmon Australia), which was capitalized through a cash investment. On that same date, Harmon Australia (the newly formed subsidiary) acquired substantially all of the assets of Henkes & Harmon Industries PTY LTD (Henkes Harmon) which consisted primarily of inventory and accounts receivable. Harmon Australia also assumed certain liabilities related to the purchased assets on the acquisition date. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $373,000.

     On October 1, 1998 the Company acquired the stock of Seaboard Systems CO., Inc. for an initial purchase price of $1,800,000 in cash. In addition to the initial purchase price, the purchase agreement provides for contingent payments. These payments are based on the average earnings before taxes for the calendar years 1998 through 2000. Any additional consideration paid will be recorded as goodwill. The acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $277,166.

     On October 1, 1998 the Company acquired the stock of SES CO, Inc. This acquisition was made with the issuance of 95,026 shares of unregistered common stock valued at $21.05 per share and $10,200,000 in cash. In addition to the initial purchase price, the purchase agreement provides for contingent payments. These payments are based on the average earnings before taxes for the calendar years 1998 through 2000. Any additional consideration paid will be recorded as goodwill. The acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $7,601,076.

     The following unaudited pro forma consolidated results of operations are presented as if the acquisition of SES CO, Inc. had been made at the beginning of the periods presented. The effects of the other 1998 acquisitions on the consolidated financial statements are not significant and have been excluded from the pro forma presentation.

                                                                          (IN THOUSANDS OF DOLLARS)
               YEARS ENDED DECEMBER 31,                                    1998               1997
               -------------------------------------------------------------------------------------
               Net sales                                                $ 276,812          $ 227,653
               Net earnings                                                13,440             12,020
               Basic earnings per common share                               1.28               1.17
               Diluted earnings per common share                             1.26               1.16

     The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or the future results of the combined operations.

     On November 10, 1997 the Company acquired the stock of a railroad industry equipment and services supplier. This acquisition was made with the issuance of 92,307 shares of unregistered common stock valued at $14.73 per share. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $591,000.

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

     In 1996 the Company acquired the assets of two contract engineering firms. These acquisitions were made with the issuance of 26,201 shares of unregistered common stock valued at $5.67 per share, a $198,000 note payable and $145,000 in cash. These acquisitions have been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the dates of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $363,000.

     The pro forma effects of the 1996 acquisitions on the consolidated financial statements are not significant.

NOTE 12. ACCOUNTING FOR STOCK-BASED COMPENSATION
-------------------------------------------------------------------------------

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for 1998, 1997 and 1996 awards under these plans consistent with the methodology presented in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the Company's net income and basic earnings per share would have been reduced by approximately $637,000 in 1998, $280,000 in 1997 and $325,000 in 1996, or $.06 per share in 1998, $.03 per share in 1997 and $.03 per share in 1996. The fair value of the options granted is estimated at values ranging from $7.56 to $11.86 in 1998, $3.91 to $5.93 in 1997 and $3.92 to $5.91 in 1996, on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: dividend rate of .11 per share in 1998 and .10 per share in 1997 and 1996, volatility of 49% in 1998 and ranging between 46% and 48% in 1997 and between 41% and 70% in 1996, risk-free interest rate ranging between 5.57% and 5.65% in 1998, 5.90% and 6.40% in 1997 and 5.25% and 7.01% in 1996, assumed forfeiture rate of 0% in 1998, 1997 and 1996, and an expected life of 2.85 years in 1998 and ranging between 1.9 and 3.75 years in 1997 and 1996.

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

NOTE 13. SUBSEQUENT EVENT
-------------------------------------------------------------------------------

On March 2, 1999, the Company signed a letter of intent to acquire the majority control of Angiolo Siliani S.p.A. and of Siliani Elettronica ed Impianti S.p.A. of Florence, Italy (Siliani). The acquisitions will involve a combination of cash and the issuance of common stock. The companies will operate under the name Siliani Harmon. Closing is expected on April 30, 1999.

     Angiolo Siliani S.p.A. is a market leader in switch point machines for both standard and high-speed lines, equipment and devices for interlockings, as well as electromechanical devices for locomotives.

     Siliani Elettronica ed Impianti S.p.A. operates in the field of electronic equipment and systems for signaling and train control, including axle-counter equipment, hot wheel and hot box detectors, Automatic Train Control (ATC), speed control and diagnostics. It also has a division in Genoa, Italy that designs and installs railway interlockings.

FORWARD-LOOKING INFORMATION
-------------------------------------------------------------------------------

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

REPORT OF MANAGEMENT

TO THE STOCKHOLDERS OF HARMON INDUSTRIES, INC.:
------------------------------------------------------------------------------

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

     The financial statements have been audited by KPMG LLP, independent public accountants. Their audits were made in accordance with generally accepted auditing standards and included such reviews and tests of the Company's internal accounting controls as they considered necessary.

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


/s/ Bjorn E. Olsson                         /s/ Charles M. Foudrec

Bjorn E. Olsson                             Charles M. Foudree
President and                               Executive Vice President - Finance,
Chief Executive Officer                     Treasurer and Secretary

February 10, 1999


REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF HARMON INDUSTRIES, INC. AND
SUBSIDIARIES: We have audited the accompanying consolidated balance sheets of Harmon Industries, Inc. and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmon Industries, Inc. and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Kansas City, Missouri
February 10, 1999

INVESTOR INFORMATION

FORM 10-K
-------------------------------------------------------------------------------
Shareholders may receive a copy of the Corporation's 1998 Annual Report to the Securities and Exchange Commission on Form 10-k free of charge by writing:

Mr. Charles M. Foudree
Executive Vice President-Finance
at the Corporation's headquarters.
e-mail: cfoudree@harmonind.com

ANNUAL MEETING
-------------------------------------------------------------------------------
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be held at 2:00 p.m. on Tuesday, May 11, 1999, at the Country Club of Blue Springs, Blue Springs, Missouri.

     Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

REGISTRAR & TRANSFER AGENT
-------------------------------------------------------------------------------
UMB Bank, n.a.
P.O. Box 419226
Kansas City, Missouri 64141-6226
816_860-7000

For change of name, address, or to replace lost stock -certificates, write or call the Securities Transfer -Division.

SECURITIES ANALYST CONTACT
-------------------------------------------------------------------------------
Securities analyst inquiries are welcome.
Please direct them to:
Mr. Charles M. Foudree
Executive Vice President-Finance
816/229-3345
e-mail: cfoudree@harmonind.com

INDEPENDENT AUDITORS
-------------------------------------------------------------------------------
KPMG LLP
1600 Commerce Bank Building
Kansas City, Missouri 64106

OUTSIDE COUNSEL
-------------------------------------------------------------------------------
Morrison & Hecker LLP
2600 Grand Avenue
Kansas City, Missouri 64108-4606
816/691-2600

CORPORATE HEADQUARTERS
-------------------------------------------------------------------------------
1600 NE Coronado Drive
Blue Springs, Missouri 64014-6236
816/229-3345
Telefax: 816/229-0556

COMMON STOCK PRICE -RANGE AND
DIVIDEND INFORMATION
-------------------------------------------------------------------------------
At December 31, 1998, there were 10,662,400 shares outstanding and approximately 613 shareholders of record. Cash dividends are 11 cents per share per year, paid semi-annually at 51_2 cents per share.

     The range of high and low prices for the past eight -quarters ended December 31, 1998 is shown below. Per share prices and cash dividends have been adjusted for all stock splits and stock dividends.

CALENDAR                          PRICE RANGE
QUARTER ENDED             1998                  1997
------------------------------------------------------------
March 31           $ 22     -  $16 5/6    $12 2/3 - $ 11
June 30              26     -   19 3/4     16     -   11 1/6
September 30         24     -   17 3/8     18 1/3 -   12 5/6
December 31          26 1/2 -   18 5/8     19 2/3 -   15 1/3

STOCK TRADING
-------------------------------------------------------------------------------
The Company's common stock trades on The Nasdaq Stock Market under the symbol: HRMN. Stock price quotations can be found in major daily newspapers and in The Wall Street Journal.

     At March 4, 1999, the following securities firms were making a dual auction market in the common stock of the Company:

George K. Baum & Company
Piper Jaffray Companies Inc.
PaineWebber Inc.
C.L. King & Associates
Knight Securities L.P.
Mayer & Schweitzer, Inc.
Sherwood Securities Corp.


HARMON ON THE WORLD WIDE WEB
-------------------------------------------------------------------------------
Information on Harmon Industries, Inc. is available on the Company's World
Wide Web site at: http://www.harmonind.com

MANAGEMENT, DIRECTORS AND CORPORATE DATA

BOARD OF DIRECTORS
--------------------------------------------------
Robert E. Harmon (59)
Chairman of the Board

Bruce M. Flohr (60)
Founder & Chairman Emeritus
RailTex, Inc.
San Antonio, Texas

Charles M. Foudree (54)
Executive Vice President-
Finance, Treasurer and Secretary

Rodney L. Gray (46)
Vice Chairman
Azurix
Houston, Texas

Herbert M. Kohn (60)
Attorney-at-Law
Bryan Cave LLP
Kansas City, Missouri

Douglass Wm. List (43)
Management Consultant
Baltimore, Maryland

Gerald E. Myers (57)
Management Consultant
Tempe, Arizona

Bjorn E. Olsson (53)
President & CEO

John A. Sprague (45)
Managing General Partner
Jupiter Partners, LP
New York, New York

Judith C. Whittaker (60)
Vice President, General
Counsel/Secretary
Hallmark Cards, Inc.
Kansas City, Missouri

( ) Indicates Age of Director


MANAGEMENT
--------------------------------------------------
Bjorn E. Olsson
President & CEO

Charles M. Foudree
Executive Vice President-
Finance and Secretary

Lloyd T. Kaiser
Executive Vice President-
Domestic Sales and Service

William P. Marberg
Executive Vice President-
System Sales & Support

Raymond A. Rosewall
Executive Vice President-
Manufacturing

Ronald G. Breshears
Vice President-Human Resources

Richard A. Daniels
Vice President-Transit and
International Systems Sales

Robert E. Heggestad
Vice President-Technology

J. Randall John
Vice President-Services

John W. Johnson
Vice President-Domestic Sales

William J. Scheerer
Vice President--
Applications Engineering

Stephen L. Schmitz
Vice President-Controller

Jeffery J. Utterback
Vice President and
General Manager-
Riverside Operations


DOMESTIC LOCATIONS
--------------------------------------------------
Riverside, California
Torrance, California
Jacksonville, Florida
Atlanta, Georgia
Delphi, Indiana
Louisville, Kentucky
Hingham, Massachusetts
Blue Springs, Missouri
Grain Valley, Missouri [3] +
Lee's Summit, Missouri
Warrensburg, Missouri [3] +
Omaha, Nebraska
Hauppauge, New York
Spokane, Washington
--------------------------------------------------
+ Denotes number of plants and locations


INTERNATIONAL LOCATIONS
--------------------------------------------------
Harmon Industries Australia, Pty. Ltd.
Bayswater, Victoria, Australia

Vale-Harmon Enterprises, Ltd.
Saint-Laurent, Quebec, Canada

Vaughan Harmon Systems Ltd.
Ware, England

Industrias Harmon de Mexico, SA de CV
Monterrey, Mexico

                           HARMON INDUSTRIES, INC.

                           1600 NE Coronado Drive

                        Blue Springs, Missouri 64014

                           Telephone 816-229-3345

                          Facsimile: 816-229-0556

                              www.hamonind.com

                                    [LOGO]