Form 10-K, Exhibit 13
period 1999-12-31
HARMON INDUSTRIES INC
filed 2000-03-28
CIK 45635

Harmon 1999 Annual Report

Corporate Profile

Harmon is a technology leader focusing primarily on providing solutions to the rail transportation industry in the areas of electronic signaling and train control enabling its customers to meet their customers' need to transport people and freight safely, faster and more cost effectively.

         Harmon's products include wayside, satellite and radio-based train control systems; rail highway grade crossing warning systems; centralized traffic management and communication systems and a variety of services, including engineering, installation, maintenance featuring remote monitoring, and training.

         Harmon's innovative engineering, customer service and rapid response set it apart from its competitors. Harmon continually enhances its technology base through its own research and development, acquisitions and partnering with other technology leaders.

         Harmon is headquartered in Blue Springs, Missouri, a suburb of Kansas City. It operates from numerous facilities in the U.S., as well as Canada, England, Italy, Mexico, and Australia.

         Harmon common stock trades on The Nasdaq Stock Market under the symbol:
HRMN. Its current annual dividend is 12 cents per share.

Financial Highlights
($ in thousands, except per share items)


Year ended December 31,                                    1999         1998
-----------------------                                    ----         ----

Operating Data
Net sales                                              $304,377      $265,219
Pretax income, excluding special charges                 10,724        21,049
Special charges                                           9,102          --
Earnings before income taxes and minority interest        1,879        21,049
Net earnings                                                846        13,402
Earnings per share (basic),
 excluding special charges                                 0.59          1.27
Earnings per share (basic)                                 0.08          1.27
Dividends per share                                         .12           .11

Performance Data 1
Return on sales (pretax)                                    3.6%          7.9%
Return on year-end equity                                   6.9%         15.8%
Return on capital employed 2                                9.5%         23.2%

Year-end Data
Working capital                                        $ 79,301      $ 55,864
Interest-bearing long-term debt                        $ 67,896      $ 19,540
Approximate number of shareholders 3                        660           615
Number of employees                                       2,079         1,662
Outstanding shares (000s)                                11,369        10,662


1    Excluding special charges relating to restructuring

2 Return on capital employed is a measurement that promotes reduced asset values relative to sales. It measures (for example) the efficacy of borrowing money to purchase capital goods to reduce manufacturing costs. The formula is: the sum of pretax earnings plus interest expense divided by the sum of average total assets minus non-interest bearing liabilities.

3 Includes only registered shareholders. Since many shareholders hold their shares in "street name," the number of individual shareholders is larger than the number shown.



Cover photo: Harmon completed a major rail transit project in Salt Lake City last year to prepare for the influx of passengers that are expected for the Winter Olympic Games in 2002.

Table of Contents

     ANNUAL REPORT--FISCAL YEAR 1999

2 Report to Shareholders. President and Chief Executive Officer Bjorn E. Olsson discusses the company's operating and financial performance, including an in-depth presentation on a restructuring program introduced last November and the outlook for the future.

6 Technology. An informative presentation that explains how Harmon uses advanced electronic technology in the development of its products, and the extent to which it has changed the landscape of railroad control technology.

10   Market Synopsis. A brief introduction of Harmon's three major markets:
     North American freight rail transportation, North American rapid transit, and international, and the extent to which each contribute to Harmon's business.

12 North American Freight Rail Business. Harmon summarizes this component of its business, with particular emphasis given to the changing purchasing habits of the huge rail conglomerates that have resulted from an ongoing merger climate.

14 North American Rail Transit Business. A discussion of the reasons behind the rapid growth of rail transit in recent years and how Harmon's technology has enabled it to break into and become a major player in this market in less than a decade.

16 International Business. A brief discussion of how Harmon's acquisitions have created a platform in Europe; its current status, the economic forces that are driving this part of the world toward standardization of signals, and Harmon's plans to increase its international presence.

18 Financial Review. This section includes Harmon's selected financial data for the past 11 years, management's discussion and analysis, financial statements and notes, and other corporate information.

[PHOTO]
BJORN E. OLSSON, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Report to Shareholders

At the start of 1999, much was in our favor. The economy was strong. The Congress had enacted a bill that provided a substantial increase in federal funding for transit and grade crossing warning systems. European railroads were privatizing after years of government ownership. We had just negotiated long-term purchasing agreements with several large customers, and we had a record backlog of $132 million at the start of 1999.

With this background, we were very confident of another growth year. In fact, our transit business had a record year, with sales increasing 156 percent to $64 million; our international business performed better than planned as sales rose 162 percent to $42 million; however sales to the freight railroad sector were down 18 percent at $179 million, which had a substantial negative effect on our overall performance.

NEW ORDERS/BACKLOG

Orders received during 1999 compared with 1998 were up 18% at $341 million. The breakout per major market was as follows: $110 million from rail transit customers, up 162%; $37 million from international customers, up 36%; and $176 million from North American freight railroad customers, down 18%. Our backlog at 1999 year-end was up 67% at $220 million compared with $132 million at year-end 1998.

EARNINGS 1999 VS. 1998

Earnings (excluding after tax restructuring costs of $5.6 million) declined 51% to $6.5 million, or $0.58 per share, compared with $13.4 million, or $1.25 per share, for 1998.

Early in 1999, freight railroads in North America began to reduce their capital expenditures sharply. Norfolk Southern and CSX were busy integrating their portions of the split-up Conrail operation into their respective railroads. Both encountered increased traffic congestion and other operational problems that reduced their earnings substantially from the previous year. While each focused on integrating Conrail into their respective systems, capital spending was largely put on hold in 1999. In addition, investors were pressuring many railroads to improve their cash flows, which created a further damper to capital expenditures. As a result, the entire railroad supply industry suffered, including Harmon, which saw its sales to the freight railroads last year decline 18 percent.

Our 1999 plans were based to a great extent on long-term contracts with customers that included minimum volume commitments. In addition, many specific projects included in these commitments had been identified. However, orders for these projects were never placed.

While we have experienced situations like this in previous years, seldom have they been to this extent or duration. Regardless, because we are the prime signal supplier for many of the railroads, we felt it necessary to maintain excellent service.

As a result, we kept our capacity intact and allowed our work-in-process to grow, expecting that authorizations to ship would arrive later in the year. They did not.

Unfortunately, the profit reduction resulting from the decline in freight sales and the higher costs we incurred to keep our capacity intact were only partially offset by profits from increased sales in transit and international markets.

[BAR CHART]

NET SALES
(IN MILLIONS)

97.......$214
98.......$265
99.......$304

[BAR CHART]

NET INCOME
(IN MILLIONS)

97.......$11.0
98.......$13.4
99.......$6.5*

* Before restructuring charges of $5.6 million (after tax) in 1999.

RESTRUCTURING

When the decline in our freight railroad business showed no sign of an early recovery, we decided to implement a restructuring program which will enable us to meet our profit goals without any increase in our freight railroad business from its 1999 level.

The restructuring involves closing our facilities in Riverside, California; Lee's Summit, Missouri; and Long Island, New York and moving these operations to our Warrensburg and Grain Valley, Missouri, facilities. In Warrensburg we will concentrate on final assembly and wiring where we recently installed a state-of-the-art wiring facility. The Grain Valley facility will now focus on board assembly and testing. These two facilities combined are expected to provide us with more manufacturing capacity but with less overhead and support costs than we had at the end of 1999. In addition, by consolidating many of our development engineering resources into one Missouri location, we will be able to more efficiently shift our engineering focus where it is needed most, something we could not readily do when our engineering staff was widely dispersed.

In addition, we are streamlining the entire Harmon organization, consolidating similar functions into one physical location, reducing management layers, and implementing overall cost reductions that include a significant cutback in the year 2000 capital budget. We are also redesigning our sales and marketing organizations to better meet the needs of fewer, but larger, freight railroad customers.

In short, we will downsize some areas and expand others to match our engineering talent and manufacturing productivity to the market realities of the 21st century.

Regrettably, when the restructuring is complete, positions for approximately 200 people will be eliminated. Each are being offered a generous severance package and outplacement services.

The restructuring is designed to reduce our annual costs by approximately $14 million ($.75 per share), when it is fully implemented in 2001.

In total, the cost of the restructuring is projected at $14-$15 million. Costs of $9.1 million ($0.50 per share after tax) were charged against 1999's fourth quarter results, and the remaining balance of $5-$6 million will be charged against our operations as they are incurred, chiefly in the first half of 2000.

ACQUISITIONS

Acquisitions continue to be an integral part of our strategy as they help us to expand our product and service offerings, which enhances our ability to compete. Last year, we acquired the majority control of Siliani Harmon of Italy. In the U.S. we acquired 100% ownership of Syseca, Inc. (subsequently

[SIDEBAR]

INCOMING ORDERS IN 1999 WERE $341 MILLION VERSUS $289 MILLION IN 1998. THIS 18% GAIN RESULTED SOLELY FROM A SURGE IN RAIL TRANSIT AND INTERNATIONAL BUSINESS; NEW ORDERS FROM THE NORTH AMERICAN FREIGHT RAILROADS DECLINED 18% FROM 1998 TO 1999.

A CORPORATE RESTRUCTURING THAT SHOULD REDUCE THE COMPANY'S ANNUAL OPERATING COSTS ABOUT $14 MILLION ($0.75 PER SHARE) ANNUALLY BY 2001 IS PRESENTLY UNDERWAY.

renamed Harmon Control and Information Systems, Inc.), and 100% of the assets of DJR, Inc., and Golden Gate Switchgear, Inc.

Siliani Harmon gives us the vital, locally-based platform from which we will introduce Harmon technology into Europe. It designs and manufactures equipment and systems for signaling, train control and rolling stock primarily for Italian railroads. With annual sales in excess of $30 million, it was the largest of our 1999 acquisitions.

Siliani Harmon also manufactures several products that have good potential for sale in the U.S., which we plan to introduce in 2000. Their substantial engineering resources will help in transferring technology between the U.S. and Italy.

Harmon Control and Information Systems, Inc. provides centralized traffic management and control systems. With this acquisition, we broadened our product scope and enhanced our competitive position within transit markets. We plan to develop its technology for use in the freight markets.

DJR installs railroad grade-crossing warning systems and highway traffic signal equipment, mostly in the mid-Atlantic region. It adds to our installation and maintenance capacity, expands our geographic coverage, enlarges our service business and helps us respond to customers' needs more quickly.

Golden Gate makes switchgear for electrified rail and commercial applications. It enhances our presence in the transit market and our leverage on large, turnkey systems, which are becoming more prevalent in the industry.

Collectively, these four acquisitions increased our product offerings, enhanced our systems capabilities, and added more than $40 million to our sales last year.

ORGANIZATION CHANGE

Raymond A. Rosewall, Executive Vice President, has been named the Company's Chief Operating Officer. He will be responsible for our domestic operations.

In 2000, Ray will focus on completing the implementation of our current restructuring program, which consolidates overlapping facilities and processes to improve our responsiveness and increase our operational capacities. His promotion will enable me to devote more time to strategic initiatives and international growth.

VALIDATED STRATEGY

Our long-term strategy of expanding into rail transit and international markets, acquiring companies with complementary products and technology and our focus on applying leading-edge technology to railroad applications have quickly made Harmon a major force in the rapid transit market and given us a strong platform in Europe. We now have three viable markets into which we can sell our systems, products and services compared with only one market less than eight years ago. In addition, we are more versatile, more technologically-advanced, and in touch with more customers than at any other time in our 54-year history.

OUTLOOK

The sudden sales decline from our freight railroad customers last year

[BAR CHART]

NEW ORDERS
(IN MILLIONS)

97.......$228
98.......$289
99.......$341

[BAR CHART]

BACKLOG
(IN MILLIONS)

97.......$75
98.......$132
99.......$220


brings about a sobering reappraisal of one's ability to see very far into the future. Regardless, here is how I believe the year 2000 will unfold.

The economy will remain strong. The freight railroads should be able to continue their growth, which has led to a 57 percent increase in revenue ton-miles since 1989.

The railroads that have completed their mergers have had very strong performance, particularly in long haul markets, which confirms the positive effect of mergers. Their prospects relative to the trucking industry should improve in today's climate of high fuel prices as truckers consume significantly more fuel per ton mile than railroads.

In addition, we look for the railroads to focus on increasing the utilization of locomotives and railroad cars, which comprised a major portion of their capital expenditures in the past three years.

Even though the freight railroads are presently curtailing their capital expenditures for locomotives and cars, their need remains the same--increasing capacity and average train speed in order to capture a larger portion of freight that is presently being hauled by trucks. One of the ways to meet these needs is to improve signals and controls, which are Harmon's core strengths.

Rail transit looks very promising. The TEA-21 Act provides for a funding increase of 50% to 75% over 1998 spending levels. We have a large backlog, and we will bid on many projects in 2000 that collectively exceed $500 million. These three factors will lead to strong transit growth in 2000.

Our international business is expected to expand this year. Recently published reports confirm that ongoing privatization in the UK and Italy should generate very strong business opportunities over the foreseeable future. With Vaughan Harmon and Siliani Harmon, we have an established platform in Europe. We will complete the Cromer Line project in England which should lead to further opportunities. We expect Siliani Harmon to successfully introduce our signalling technology into Italy this year which will help expand our sales in Europe.

We believe the above factors in combination with the restructuring, which is expected to generate savings of $12 to $13 million ($0.64 to $0.70 per share) in 2000, will produce year 2000 earnings of $1.25 per share, exclusive of restructuring costs and without any improvement from the freight rail sector. Thus, should business from the North American freight railroads return to more normal levels experienced in previous years, operating profits are expected to increase meaningfully.

Finally, I wish to thank all of our employees for their hard work and positive attitude toward change despite personal consequences, during a most trying and frustrating year.

/s/ BJORN E. OLSSON
-----------------------------
Bjorn E. Olsson
President & Chief Executive Officer

Blue Springs, Missouri
March 10, 2000

[SIDEBAR]

HARMON'S TECHNOLOGICAL LEAD IN SIGNAL AND CONTROL TECHNOLOGY ENABLES IT TO DIFFERENTIATE ITSELF FROM ITS COMPETITORS. ABOVE IS HARMON'S MID AMERICA SCHOOL OF RAILWAY TECHNOLOGY, A FEE-BASED TRAINING SERVICE ADDED BY HARMON IN 1999.

INNOVATIONS IN TECHNOLOGY

Harmon uses electronic technology to provide cost-effective solutions to the rail transportation market on a worldwide basis. Regardless of whether the end-user hauls freight or carries people, the need is the same: to move more passengers or freight in less time or over greater distances safely and without laying additional track or buying more rolling stock.

Harmon differentiates itself in the market through its technology. We are presently installing our Advanced Automatic Train Control system (AATC) for BART in San Francisco. It employs a robust radio network, developed originally for critical military applications, to pinpoint the location, speed and direction of rapid transit trains. Because it locates a train within a 15-foot range, the system will enable BART to safely increase the speed of its trains and simultaneously reduce the space between them. Thus, it will carry more people in a given time frame, which is a pressing need for BART. Compared to use of conventional signal equipment, the Harmon solution is about 50% less costly for the equipment and installation.

In order to introduce this technology into Japan and other Asian countries where we have little market representation, we recently completed a sublicensing agreement with The Nippon Signal Co. of Japan whereby Nippon Signal will integrate Harmon's AATC as part of its own systems offerings. As the largest signaling supplier in Japan and with a strong reputation in Asia, Nippon Signal is well positioned to sell our AATC.

Our incremental train control system (ITCS) is a form of communications-based train control that enables trains to operate safely at higher speeds using conventional track. It uses radio data communications to convey operating instructions between computers on the ground and on board the train, rather than relying solely on human operators to interpret trackside signal lights correctly. The system relies on global positioning satellites to let the on-board computer know the train's precise location. Because the Harmon ITCS was designed to operate in conjunction with existing signals and controls, the

[PHOTO]

A CSX TRAIN PASSES A HARMON BUNGALOW THAT CONTAINS AN ASSORTMENT OF ELECTRONIC EQUIPMENT THAT ENABLES CSX TO OPERATE MORE EFFICIENTLY.

[SIDEBAR]

MANY FREIGHT RAILROADS HAVE PURCHASED NEW LOCOMOTIVES AND RAIL CARS IN RECENT YEARS. THE NEXT LOGICAL STEP WOULD BE TO UPGRADE THEIR OLDER SIGNAL AND CONTROL SYSTEMS TO REALIZE THE BENEFITS THEIR MODERN ROLLING STOCK CAN DELIVER.

[SIDEBAR]

HARMON CONTINUES TO EXPAND ITS TECHNOLOGY BASE, BECOMING A LEADING INTEGRATOR OF A MULTITUDE OF COMMUNICATION SUB-SYSTEMS SUCH AS FIBER OPTICS AND PUBLIC ADDRESS SYSTEMS.


TECHNOLOGY

ITCS system can be installed quickly and cost effectively. In effect, ITCS is an incremental add-on system which enables the railroads to upgrade sections of track as they see fit rather than having to change all its equipment at inception.

The system is being installed on a 70-mile stretch of track between Chicago and Detroit, which will enable trains to operate at speeds in excess of 100 mph.

Harmon's Electro Code products are the de facto standard in North America for electronic track circuits. Electro Code transmits and receives traffic control information between signal locations through the rails themselves and then activates signaling equipment to keep rail traffic moving smoothly and safely. This electronic technology enables railroads to replace the thousands of miles of overhead pole lines which are very costly to maintain and vulnerable to damage.

The Vital Harmon Logic Controller (VHLC) is a multipurpose solid state device used to control railroad interlockings. It interfaces with Electro Code track circuits and provides control over power switch machines and the lighting of signal lamps, as well. VHLC software enables railroads to utilize their application specific signal and control programs and easily make subsequent modifications at their convenience.

Harmon's VHLC technology is readily adaptable for use in many foreign countries. It is presently undergoing final certification tests in England where we expect to receive operational approval shortly.

Harmon's proven capability in both hardware and software design is evident in many of its other products. For example, its locomotive-carried cab signal receivers are the only such products that have consistently overcome the electrical interference naturally generated by new high-power AC traction locomotives, which are the locomotives of choice for many North American railroads today.

There are approximately 66,000 rail highway crossings equipped with active warning systems. These crossings require extensive testing on a periodic basis. Using advanced technology, Harmon has automated many of the tests and provides the results to a central location for continuous monitoring and recording.

Harmon continues to expand its lead in technology. For example, it is a leading integrator of a multitude of communication sub-systems such as fiber optics and public address systems. Finally, Harmon's software provides integrated traffic management and control capabilities that have wide application for both freight haulers and rail transit applications.


[BAR CHART]

RESEARCH & DEVELOPMENT EXPENDITURES
(IN MILLIONS OF DOLLARS)

1991......3.5
1999......8.7

[Chart Callout]

INVESTMENTS FOR RESEARCH AND DEVELOPMENT HAVE INCREASED 149 PERCENT SINCE 1991.

[PHOTO]

POPULATION GROWTH, PARTICULARLY IN URBAN CENTERS, IS THE DRIVING FORCE BEHIND THE DEVELOPMENT OF ADVANCED TECHNOLOGIES THAT WILL ENABLE RAPID TRANSIT SYSTEMS TO CARRY MORE PASSENGERS IN A GIVEN TIME PERIOD.

[SIDEBAR]

ADVANCED TECHNOLOGY IS ALL ABOUT TRANSPORTING PASSENGERS AND FREIGHT MORE QUICKLY AND SAFELY. HARMON'S AATC TECHNOLOGY, WHICH IS NOW BEING INSTALLED FOR BART, WILL ENABLE IT TO RUN ITS TRAINS FASTER AND CLOSER TOGETHER, THUS MOVING MORE PASSENGERS PER HOUR.

[PHOTO]

OVERVIEW OF HARMON'S PRINCIPAL MARKETS

NORTH AMERICAN FREIGHT RAILROADS

North American Freight. North American freight railroads have traditionally provided Harmon with the majority of its sales.

Harmon supplies North American freight haulers with an increasing variety of signal and train control systems, products and services each year.

Harmon also responds to the railroads' outsourcing needs with engineering, asset management, training and maintenance services.

Many Harmon systems and products have become industry standards, attesting to its advanced technology and software development that make its systems universal as they can function readily with older, competitor products. Microprocessor-based signal, train control and inspection systems are Harmon's core strengths and represent a vital, growing part of its overall business. In recent years the railroads have tended to purchase complete turnkey signal systems rather than individual products. Sales of systems now greatly exceed those of individual products.

Railroads are experiencing continued growth. Their need to increase traffic velocity is critical, which favors the purchase of signal and control systems. Their recent cutbacks in capital expenditures have been felt most in acquisitions of rolling stock.

During the past 2-3 years, freight railroads made large purchases of locomotives and rail cars. They now need to make capital expenditures in systems and controls that will increase their utilization and train speed, which is our forte.

[PHOTO]

NORTH AMERICAN RAIL TRANSIT

North American Rail Transit. Orders from domestic rail transit authorities have increased from $5 million in 1991 to $110 million in 1999, which makes it Harmon's second largest market for systems, products and services. In the past decade Harmon has been successful in selling its micro-processor-based electronic solutions for train control to an industry that has historically used only electromechanical relays.

Introduction of electronic technology has changed the purchasing parameters of many rail transit authorities. Harmon systems quickly earned a reputation for superior performance. In fact, Harmon was awarded every contract it bid last year where Harmon was the incumbent signal systems supplier.

Rail transit construction is booming. Projects at the bid stage and in planning total more than $500 million.

The demand for rail transit is surging because it addresses a pressing need to relieve urban traffic congestion, and it also dramatically reduces air pollution compared to autos. Moreover, federal funding for rail transit projects was increased an average of 70% last year, which has proved to be a major impetus to getting projects off the drawing boards and into the bid cycle.

Without question, rail transit has profoundly improved Harmon's long-term prospects.

[SIDEBAR]

OUR STRATEGY TO INCREASE OUR PRESENCE IN THE NORTH AMERICAN RAIL TRANSIT AND INTERNATIONAL RAIL MARKETS PROVED CRITICALLY IMPORTANT AS IT HELPED TO OFFSET THE EFFECT OF THE DECREASE IN ORDERS LAST YEAR FROM THE NORTH AMERICAN FREIGHT RAILROADS.

[PHOTO]

INTERNATIONAL

International. The worldwide market for Harmon's product offerings is at least ten times larger than the U.S. market. Harmon's international revenues have increased from next to nothing in 1995 to more than $37 million in 1999.

The international market, particularly in Europe, is expanding rapidly and appears to be entering a period of sustained growth. Several factors are in motion. Europe has run out of room in the air and on auto roadways for any meaningful infrastructure expansion. Upgrades to existing rail structures are seen as the only practical alternative to ease traffic congestion and speed the movement of people and freight. An essential part of this program is to standardize train control systems throughout Europe, which presently operates under many different systems.

These conditions play to Harmon's strengths. As a result, it chose to enter the greater European market by acquiring established, well-respected rail supply companies, modifying its products to meet local standards and establishing strategic relationships with other market leaders. We acquired Vaughan Harmon in England in 1996 and the majority ownership of Siliani Harmon in Italy in 1999. These companies are responsible for Harmon's growth to date in Europe.

In terms of potential, the international market ranks number one.


[PIE CHARTS]

New Orders by Markets
($ in millions)

1998 - $289 million

North American Freight Railroads.....$214
North American Rail Transit.....$42

International.....$27
Other.....$6

1999 - $341 million

North American Freight Railroads.....$176
North American Rail Transit.....$110

International.....$37
Other.....$18

[SIDEBAR][PHOTO]

THE SIGNIFICANT ADVANTAGE IN FUEL COSTS PER TON MILE FREIGHT RAILROADS HAVE OVER TRUCKERS IS EXPECTED TO HELP THE FREIGHT RAILROADS CAPTURE ADDITIONAL LONG-HAUL TONNAGE FROM THEM.

NORTH AMERICAN FREIGHT RAILROAD BUSINESS

Sales to our North American freight railroad customers represented 59% of our 1999 sales compared with 82% of our 1998 sales. They declined $39 million to $179 million from $218 million in 1998. New orders booked represented 52% of our 1999 orders compared with 74% of our 1998 orders. Orders booked in 1999 were $176 million compared with $214 million in 1998.

The reduced level of business was the result of an industry-wide reduction in capital spending that was driven by shareholder pressures on the railroads to improve their cash flows. In addition, two major railroads announced difficulties in integrating the split-up of Conrail into their systems. This caused both to focus on that immediate problem, and understandably curtail their capital spending programs.

Fortunately, the downturn was limited to the U.S. Our business in Mexico remained strong. There we completed work on several major contracts last year.

Railroad mergers have been numerous in the past few years. All require increased operating efficiencies to pay for themselves. To that end, many railroads have already made sizable purchases of locomotives and rail cars. Now they need to incorporate modern signal and control systems to achieve the enhanced capacities their newer rolling stock provides.

As seen from the technology discussion on pages 6-9, Harmon has a wide variety of signal and control systems and products that deliver the needed operating efficiencies. Hence the outlook for Harmon is favorable.

For example, we look for an increase in sales of rail-highway grade crossing products and systems in 2000 because the provisions of the TEA-21 Act of 1998 increased federal funding for these projects by 55%.

We believe the significant advantage in fuel consumed per ton mile the railroads have over truckers will expand the freight railroads' long haul business, thereby increasing their profits and ability to make capital expenditures.

The move by many freight railroads toward longer-term purchase, outsourcing and maintenance agreements continues to accelerate. We recently signed a three-year contract with RailAmerica, Inc. to provide construction and maintenance services for 12 of their regional and shortline railroads located in North America. In addition, we were granted bidding rights for maintenance work on all recently acquired railroads and all new grade crossing projects.

The freight railroads offer substantial growth potential for Harmon principally because they seek to increase profits. One way for them to increase profits while simultaneously improving their cash flow is to move freight faster than the current average rate of less than 25 mph. Industry sources indicate that a system-wide velocity increase of even one mile per hour would be the equivalent of 250 additional locomotives. Increased velocity would also enable them to capture a larger share of the freight presently hauled by truckers, which is a major objective.

Enroute speed can often be improved by more effective signals and controls. Here we have a decisive advantage. In addition to proven products, we have a large and geographically diverse capacity for application engineering which enables us to respond promptly when railroads want to upgrade their signal systems.


[PIE CHART]

U.S Railroad Car Loadings
(in millions)

1991.....20.9
1999.....25.8

[Chart Callout]

Carloadings by U.S. railroads have increased every year since 1991.

[CAPTION]

OUR BUSINESS WITH MEXICAN RAILROADS REMAINED STRONG THROUGHOUT 1999. WE COMPLETED WORK ON SEVERAL MAJOR CONTRACTS LAST YEAR. MUCH OF THE RAIL SYSTEM IN MEXICO IS UNDERGOING SUBSTANTIAL UPGRADES TO ACCOMMODATE THE INCREASED BUSINESS BETWEEN THE U.S. AND MEXICO AS A RESULT OF THE NAFTA TREATY.

[SIDEBAR][PHOTO]

FREIGHT RAIL IS THE MOST EFFECTIVE MODE OF TRANSPORTATION IN NORTH AMERICA FOR HAULING BULK COMMODITIES. THE RAILROADS ARE MODERNIZING THEIR SYSTEMS TO INCREASE THEIR PROFITS AND TO GAIN A GREATER SHARE OF FREIGHT CARRIED BY TRUCKS.

[SIDEBAR][PHOTO]

HARMON IS PRESENTLY PROVIDING COMMUNICATION SYSTEMS IN ADDITION TO SIGNAL SYSTEMS ON THE ST. LOUIS EXTENSION PROJECT.

NORTH AMERICAN RAIL TRANSIT BUSINESS

Our North American rail transit business was excellent. Transit provided 21% of our shipments last year and 32% of our incoming orders. The TEA 21 provides for substantial funding increases, which has energized this market. Projects amounting to more than $500 million are in various stages of planning, and are expected to be let for bid in 2000.

Gross sales were $64 million, 161% above 1998 sales of $25 million. Incoming orders were exceptional: $110 million in 1999 compared with $42 million in 1998. Our rail transit backlog was $126 million at 1999 year-end compared with $66 million one year earlier.

Our transit business is growing rapidly. The economy remains strong, and substantial increases in federal subsidies have become available to upgrade older systems and build new ones.

In 1999, we captured every extension contract we bid on where we were the incumbent signal supplier. Major transit awards in 1999 were: two contracts with the Newark City Subway valued at $14.8 million, a $10.7 million contract to provide an advanced train management and control system for the New Jersey Rail Operations Center in Kearny, New Jersey, a $6.2 million contract for a communications and central control system for the Dallas Area Rapid Transit
(DART) light rail system, a $6.7 million contract for a signal control system for the Toronto (Canada) Transit Commission, and authorization from the Bay Area Rapid Transit (BART) authority to begin work on a $6.8 million, phase 3 segment of a contract to provide BART with our Advanced Automatic Train Control (AATC) system. Authorization for the balance of Phase 3, which is valued at $33 million, is anticipated in the second half of 2000. Upon completion, our AATC system will be the only one of its kind in the world.

In addition, we won a $28 million job for the Chicago Transit Authority's State Street Subway line in Chicago.

We also completed major projects last year in Salt Lake City and New York City.

Our recent acquisitions have been extremely helpful in securing rail transit contracts--chiefly because of the products, technology and contacts they brought to Harmon. We have increased our ability to link a variety of communication devices into reliable, functioning systems. We are supplying recently-acquired software along with signal systems to the New Jersey Transit Authority. On the St. Louis extension project, we are now providing communication systems in addition to signal systems. Our technology base in software engineering and data processing has been greatly expanded with the addition of 70 software specialists.

Rapid transit is the fastest growing segment of rail transportation in the U.S., and Harmon is capturing an increased share of that market.

[BAR CHART]

U.S. Commuter Rail Passenger Trips
(in millions)

1992....314
1998....382

[Chart Caption]

USAGE OF RAIL TRANSIT HAS EXPANDED SUBSTANTIALLY SINCE 1992. THE NUMBER OF COMMUTER RAIL PASSENGER TRIPS INCREASED FROM 314 MILLION IN 1992 TO 382 MILLION IN 1998.

[CAPTION]

HARMON WAS AWARDED A $28 MILLION CONTRACT LAST YEAR FROM THE CHICAGO TRANSIT AUTHORITY TO UPGRADE SIGNALING ON ITS STATE STREET LINE IN DOWNTOWN CHICAGO.

[SIDEBAR][PHOTO]

WORK UNDERWAY ON THE $14.8 MILLION CONTRACT FOR THE NEWARK CITY SUBWAY SYSTEM. THE TWIN TOWERS OF NEW YORK CITY'S WORLD TRADE CENTER ARE VISIBLE IN THE BACKGROUND.

[SIDEBAR}[PHOTO]

BRITISH RAILTRACK PLANS TO SPEND $2.4 BILLION DURING THE NEXT TWO YEARS TO UPGRADE ITS TRACK, SIGNALING, STATIONS AND BRIDGES. THIS COULD BE OF MAJOR BENEFIT TO HARMON AS IT BECOMES AN APPROVED SIGNAL SUPPLIER TO RAILTRACK.

INTERNATIONAL BUSINESS

Sales to our international customers rose 130% to $37 million from $16 million in 1998. New orders booked in 1999 amounted to $37 million compared with $27 million in 1998. Our international backlog was $49 million at 1999 year-end compared with $22 million the prior year.

Two recent acquisitions, Vaughan Harmon in 1996 and Siliani Harmon in 1999, are the prime drivers behind our expanding presence in Europe.

Vaughan Harmon is in the final completion and certification phase on its $12.5 million contract with Railtrack to replace its signal system on the Cromer Branch Line in Norfolk, England. We expect to receive certification of our VHLC interlocking controllers and HXP rail/highway crossing product this year, which will make them among the first certified U.S. railroad signal products of this type in England.

Siliani Harmon was the largest independent signal supplier in Italy. For more than 70 years, it has earned an outstanding reputation for the superior technology in the signal components it provides to Italian rail and mass transit systems as well as its mechanical and electromechanical components for rolling stock. Its broad product line and well-respected brand name make it an ideal platform for Harmon to expand its foothold in Europe and through which we will be able to introduce our advanced products that have been so successful in the U.S.

Our timing is excellent. British Railtrack proposes to invest approximately $14 billion over the next nine years to overhaul much of its signal system.

Europe faces a transportation crisis. Air traffic routes are already overloaded; automobile traffic is clogged nearly everywhere; and freight trains crawl along at average speed of 10 mph over 4 different rail gauges, 5 different electrical systems, and 16 different signal systems. The European rail commission has concluded that the only solution to its transportation congestion is an expanded railway system. Italy, for example, plans to spend $43 billion to update and develop the entire infrastructure of its railway network.

Harmon plans a continued expansion in Europe through acquisitions and strategic alliances.

The Far East offers great potential. The Chinese government has recently required cities with populations in excess of one million to develop a public traffic network that must include rapid transit systems. There are 36 cities in China that are affected by this mandate; only four have transit systems in place. Currently, 12 cities have been approved to build new rapid transit systems.

South America is also promising. Transit markets are expanding in Sao Paulo, Rio de Janeiro, Recife and Belo Horizonte. Other markets of substance include Australia, India, Indonesia and Turkey.


[PIE CHART]

Freight.....52%
Transit.....32%

International.....11%
Other.....5%

[Chart Callout]

INCOMING ORDERS FOR THE INTERNATIONAL MARKET COMPRISED 11 PERCENT OF HARMON'S BUSINESS IN 1999 COMPARED WITH 7 PERCENT IN 1997.

[CAPTION][PHOTO]

BECAUSE OF CROWDED ROADS IN EUROPE AND PARTICULARLY IN ITALY, INTERCITY PASSENGER TRAFFIC IS ACCOMMODATED LARGELY BY RAIL.

[SIDEBAR]

THE ITALIAN GOVERNMENT PLANS TO SPEND $44 BILLION OVER THE NEXT TEN YEARS --HALF FOR A HIGH SPEED TRAIN SYSTEM AND HALF TO UPGRADE THEIR EXISTING SYSTEMS. THESE PLANS ILLUSTRATE THE IMPORTANCE OF OUR ACQUISITION OF SILIANI HARMON OF ITALY, WHICH IS ONE OF ITALY'S FOREMOST SUPPLIERS OF EQUIPMENT AND SYSTEMS FOR SIGNALING, TRAIN CONTROL AND ROLLING STOCK.

SELECTED CONSOLIDATED FINANCIAL DATA (UNAUDITED)


$ in thousands    Years ended December 31                             1999          1998          1997
except share data                                                     ----          ----          ----


Operations        Net sales                                        $ 304,377     $ 265,219     $ 213,530
                  Cost of sales                                      237,061       200,478       156,224
                  Special charges                                        593          --            --
                  Research and development expenditures                8,713         8,454         7,664
                                                                   ---------     ---------     ---------
                  Gross profit                                        58,010        56,287        49,642
                  Selling, general and administrative expenses        41,890        33,415        30,298
                  Amortization of cost in excess of fair value
                   of net assets acquired                              2,453         1,032           697
                  Equity in net loss of affiliate                       --            --             330
                  Special charges                                      8,509          --            --
                  Other operating expense (income)                      (670)         (368)          (63)
                                                                   ---------     ---------     ---------
                  Operating income                                     5,828        22,208        18,380
                  Interest expense (income) - net                      3,949         1,159           797
                                                                   ---------     ---------     ---------
                  Earnings before income taxes
                   and minority interest                               1,879        21,049        17,583
                  Income tax expense                                     776         7,647         6,622
                  Minority interest in income of
                   consolidated subsidiaries                            (257)         --            --
                                                                   ---------     ---------     ---------
                  Earnings from continuing operations              $     846     $  13,402     $  10,961
                   Discontinued operations                              --            --            --
                  Earnings before extraordinary item                     846        13,402        10,961
                                                                   ---------     ---------     ---------
                  Extraordinary item                                    --            --            --
                  Net earnings                                     $     846     $  13,402     $  10,961
                                                                   =========     =========     =========

                  Effective tax rate                                    41.3%         36.3%         37.7%
                  Return on sales                                        0.3%          5.1%          5.1%
                  Return on equity                                       0.9%         15.8%         15.7%
                  Weighted average shares (000s) - basic              11,092        10,541        10,313


Per Share Data    Earnings from continuing operations - basic      $     .08     $    1.27     $    1.06
                  Net earnings (loss) - basic                            .08          1.27          1.06
                  Cash dividends                                         .12           .11           .10
                  Book value                                            8.24          7.97          6.68
                  Price/earnings ratio range - basic             14.04-39.83     13.2-20.8     10.3-18.5

Impact of         Earnings before taxes                              (9,102)         --            --
Restructuring     Earnings after taxes                               (5,643)         --            --
Charges           Earnings per share                                   (.50)         --            --

Other Data        Working capital                                     79,301        55,864        50,323
At Year-End       Total assets                                       270,975       162,853       135,769
                  Long-term debt                                      67,896        19,540        15,456
                  Stockholders' equity                                93,634        84,958        69,762
                  Current ratio                                       1.80:1        2.05:1        2.09:1
                  Quick assets ratio                                  1.01:1        1.01:1        1.12:1
                  Liabilities to equity ratio                         1.88:1         .92:1         .95:1
                  Capital expenditures                                13,213         8,271        10,475
                  Depreciation & amortization                          9,719         7,186         5,639
                  Outstanding shares (000s)                           11,369        10,662        10,437



                                                                       1996          1995         1994          1993          1992


Operations        Net sales                                        $ 175,440     $ 136,780     $ 119,703    $  99,295    $  81,899
                  Cost of sales                                      126,997        96,094        81,023       65,716       54,271
                  Special charges                                       --            --            --           --           --
                  Research and development expenditures                6,331         5,218         4,561        3,442        3,541
                                                                   ---------------------------------------------------------------
                  Gross profit                                        42,112        35,468        34,119       30,137       24,087
                  Selling, general and administrative expenses        25,990        23,200        21,176       18,558       15,646
                  Amortization of cost in excess of fair value
                   of net assets acquired                                587           547            78          134          134
                  Equity in net loss of affiliate                       --            --            --           --           --
                  Special charges                                       --            --            --           --           --
                  Other operating expense (income)                       (43)          (66)          (34)         (20)           3
                                                                   ---------------------------------------------------------------
                  Operating income                                    15,578        11,787        12,899       11,465        8,304
                  Interest expense (income) - net                        473           607           214          388        1,228
                                                                   ---------------------------------------------------------------
                  Earnings before income taxes
                   and minority interest                              15,105        11,180        12,685       11,077        7,076
                  Income tax expense                                   5,775         4,294         5,046        4,193        2,498
                  Minority interest in income of
                   consolidated subsidiaries                            --            --            --           --           --
                                                                   ---------------------------------------------------------------
                  Earnings from continuing operations              $   9,330     $   6,886     $   7,639    $   6,884    $   4,578
                   Discontinued operations                              --            --            --           --            165
                                                                   ---------------------------------------------------------------
                  Earnings before extraordinary item                   9,330         6,886         7,639        6,884        4,743
                  Extraordinary item                                    --            --            --           --            273
                                                                   ---------------------------------------------------------------
                  Net earnings                                     $   9,330     $   6,886     $   7,639    $   6,884    $   5,016
                                                                   ===============================================================


                  Effective tax rate                                   38.2%        38.4%          39.8%        37.9%         35.3%
                  Return on sales                                       5.3%         5.0%           6.4%         6.9%          5.6%
                  Return on equity                                     16.1%        14.0%          17.7%        20.8%         33.0%
                  Weighted average shares (000s) - basic              10,217        10,187         9,649        8,948         7,672


Per Share Data    Earnings from continuing operations - basic          $ .91        $ .68      $    .79     $     .77    $      .60
                  Net earnings (loss) - basic                            .91          .68           .79           .77           .65
                  Cash dividends                                         .10          .10           .10           --            --
                  Book value                                            5.66         4.82          4.27          3.49          1.88
                  Price/earnings ratio range - basic                8.8-14.2    13.2-20.2     13.9-20.4     10.1-20.1      3.4-13.0

Impact of Restruc- Earnings before taxes                                --            --            --           --           --
turing Charges     Earnings after taxes                                 --            --            --           --           --
                   Earnings per share                                   --            --            --           --           --

Other Data        Working Capital                                  $  33,629    $  35,014       $21,670     $  20,790    $   10,740
At Year-End       Total Assets                                       104,677       86,845        68,395        53,000        38,488
                  Long-term debt                                       3,412        12,090           733          439        4,898
                  Stockholders' equity                                57,939        49,232        43,063       33,086       15,197
                  Current ratio                                       1.85:1       2.60:1         2.03:1       2.28:1       1.72:1
                  Quick assets ratio                                  1.01:1       1.16:1         1.03:1       1.32:1        .87:1
                  Liabilities to equity ratio                          .81:1        .76:1          .59:1        .60:1       1.53:1
                  Capital expenditures                                 6,371         5,532         3,242        3,189        2,154
                  Depreciation & amortization                          5,004         3,906         2,621        2,121        1,936
                  Outstanding shares (000s)                           10,244        10,208        10,092        9,493        8,075













                                                                       1991        1990           1989


Operations        Net sales                                        $ 70,934       $ 72,707       $ 70,154
                  Cost of sales                                      45,536         47,478         46,377
                  Special charges                                      --             --             --
                  Research and development expenditures               4,000          3,414          3,200
                                                                   ---------------------------------------
                  Gross profit                                       21,398         21,815         20,577
                  Selling, general and administrative expenses       13,550         14,427         13,186
                  Amortization of cost in excess of fair value
                   of net assets acquired                               134            134            134
                  Equity in net loss of affiliate                      --             --             --
                  Special charges                                      --              608           --
                  Other operating expense (income)                      988             20           (214)
                                                                   ---------------------------------------
                  Operating income                                    6,726          6,626          7,471
                  Interest expense (income) - net                     2,118          1,504          1,061
                                                                   ---------------------------------------
                  Earnings before income taxes
                   and minority interest                              4,608          5,122          6,410
                  Income tax expense                                  1,688          2,022          2,506
                  Minority interest in income of
                   consolidated subsidiaries                           --             --             --
                                                                   ---------------------------------------
                  Earnings from continuing operations              $  2,920       $  3,100       $  3,904
                   Discontinued operations                           (2,492)       (12,306)        (2,744)
                                                                   ---------------------------------------
                  Earnings before extraordinary item                    428         (9,206)         1,160
                  Extraordinary item                                    395           --             --
                  Net earnings                                     $    823       $ (9,206)      $  1,160
                                                                   =======================================



                  Effective tax rate                                   36.6%          39.5%          39.1%
                  Return on sales                                       4.1%           4.3%           5.6%
                  Return on equity                                     11.2%        (160.2)%          7.9%
                  Weighted average shares (000s) - basic              7,490          7,084          6,948


Per Share Data    Earnings from continuing operations - basic      $    .39       $    .44       $    .56
                  Net earnings (loss) - basic                           .11          (1.30)           .17
                  Cash dividends                                       --             .042           .083
                  Book value                                            .98            .80           2.13
                  Price/earnings ratio range - basic               21.2-44.0           n/a       23.0-34.9

Impact of Restruc- Earnings before taxes                               --             --             --
turing Charges     Earnings after taxes                                --             --             --
                   Earnings per share
                                                                       --             (.05)          --

Other Data        Working Capital                                  $  9,660       $  7,955       $ 14,444
At Year-End       Total Assets                                       36,575         41,408         48,082
                  Long-term debt                                     11,915         17,220         17,688
                  Stockholders' equity                                7,377          5,747         14,756
                  Current ratio                                      1.71:1         1.49:1         2.08:1
                  Quick assets ratio                                  .76:1          .66:1          .84:1
                  Liabilities to equity ratio                        3.96:1         6.21:1         2.26:1
                  Capital expenditures                                1,098          4,521          4,589
                  Depreciation & amortization                         2,022          3,511          3,185
                  Outstanding shares (000s)                           7,497          7,185          6,942


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1990-99: A Decade   In the 10-year period from 1990 to 1999, Harmon generated
of Profound Change  profound changes in its size and market penetration.
                    Sales increased from $73 million to $304 million, but sales growth was only a small part of a much larger picture. At the start of the decade virtually all of Harmon's sales were made to a single market, the North
                    American freight railroads. By the end of the decade, Harmon was selling its systems and products to three distinct markets- North American freight railroads, North
                    American rail transit, and international.

                    Technological innovations by Harmon made this market expansion possible. They swept away outmoded signal and control systems and enabled Harmon to break into and subsequently capture a major share of the signal and control portion of the new construction segment of the rail transit market and also to gain entry into the international market. Its move into these latter markets proved particularly timely in 1999, as that year marked the first decline in sales to the North American freight railroad sector after many years of uninterrupted sales growth. The table below illustrates the changing trend in shipments and incoming orders which has occurred in the past three years.

                                          Incoming                       Sales/
                                           Orders                       Shipments
                                   -----------------------         ---------------------
                                   1999     1998      1997         1999    1998     1997
                                   ----     ----      ----         ----    ----    ----
                                                   (millions of dollars)

North American freight railroads   $176     $214     $193          $179    $218     $175
North American rail transit         110       42       13            64      25       15
International                        37       27       17            42      16       18
Other                                18        6        6            19       6        6
                                   ----     ----      ----         ----    ----     ----
         Total                     $341     $289     $229          $304    $265     $214
                                   ====     ====     ====          ====    ====     ====


Introduction        This year's discussion centers on how changes in the mix
                    of sales to various markets, selling, general and administrative expenses incurred to achieve these sales, amortization charges, and interest costs affected the Company's operating and financial performance from 1997 to 1999. Also included are sections on the Company's recently-initiated restructuring program, the effect of acquisitions, sales by product and service functions, liquidity and capital resources, and management's outlook for the year 2000. Other discussions address the impact of Y2K, the Euro, inflation, new accounting standards, currency and interest rate exposure and 1998 and 1999 fourth quarter results.

1999 Highlights     Records were set again in 1999. Incoming orders increased
                    18% to $341 million. Sales rose 15% to $304 million, and the year-end backlog gained 67% to $220 million, most of which will ship in 2000. 1999 acquisitions accounted for all the gains in incoming orders and sales. Bookings to the rail transit sector and international markets rose to unprecedented levels, but an 18% decline in sales and incoming orders from the freight railroads caused a sharp decline in earnings and precipitated a restructuring program which penalized net earnings even further.



Restructuring       In an effort to make the presentation more comparable, we
                    have provided the table on page 21. The 1999 results include $9.1 million in special charges ($5.6 million after tax) which reduced net income to $846,000. The charges represent expenses the Company incurred in the fourth quarter of 1999 to initiate the implementation of a cost-savings restructuring program that includes plant closings, relocations, and corporate-wide expense reductions. When fully implemented in 2001, the restructuring plan is designed to reduce annual operating costs approximately $14 million ($.75 per share after tax). Of the $14 million, we currently estimate that $12 to $13 million ($.64 to $.70 per share after tax) will be realized in the year 2000.

                    Total implementation costs are estimated at $14 to $15 million pre-tax. Approximately $5 to $6 million ($.27 to $.32 per share after tax) will be charged against operations in 2000.

                    Thus, if the restructuring goes as scheduled, the operating cost reductions realized in 2000 should be substantially greater than the charges for its implementation in 2000. Further, the costs of the restructuring that are carried into 2001 should be slight, and perhaps none. Reducing annual operating costs by approximately $14 million effectively lowers Harmon's break-even annual sales level by approximately $30-$40 million dollars.

                    The factors that drove the restructuring program's introduction as well as all other material factors affecting the Company's financial performance are discussed below.


                             TABLE OF EARNINGS
                  (Amounts in thousands, except per share data)

                                                                     Years ended December 31,
                                                                 1999          1998            1997


Net sales                                                    $ 304,377      $ 265,219      $ 213,530
Cost of sales                                                  237,061        199,519        156,224
Research and development expenditures                            8,713          8,454          7,664
                                                              ---------      ---------      ----------
         Gross profit *                                         58,603         57,246         49,642

Selling, general and administrative expenses                    41,890         34,374         30,298
Amortization of cost in excess of
 fair value of net assets acquired                               2,453          1,032            697
Equity in net loss of affiliate                                   --             --              330
Miscellaneous (income) expense-net                                (670)          (368)           (63)
                                                              ---------      ---------      ----------
         Operating income *                                     14,930         22,208         18,380

Interest expense                                                (4,278)        (1,555)        (1,219)
Investment income                                                  329            396            422
                                                              ---------      ---------      ----------

Earnings before income taxes, minority
 interest and special charges                                   10,981         21,049         17,583
Income tax expense                                               4,235          7,647          6,622
Minority interest in income of consolidated subsidiaries          (257)          --             --
                                                              ---------      ---------      ----------
Earnings before special charges                                  6,489         13,402         10,961
Special charges - net of tax                                     5,643           --             --
                                                              ---------      ---------      ----------
Net earnings                                                 $     846      $  13,402      $  10,961
                                                              ---------      ---------      ----------
                                                              ---------      ---------      ----------
Earnings per common share before special charges:
         Basic                                               $    0.59      $    1.27      $    1.06
         Diluted                                             $    0.58      $    1.25      $    1.06

Earnings per common share:
         Basic                                               $    0.08      $    1.27      $    1.06
         Diluted                                             $    0.08      $    1.25      $    1.06



*  Excluding special charges relating to restructuring


                    For the past several years, Harmon management conducted ongoing analyses of its overall costs relative to its current and expected future market needs. Its evaluations extended to research of current manufacturing technology and the future role of each production facility relative to different business scenarios. These included increased development of software-dependent products and systems as well as the business outlook within each of its major markets. Concurrently, management remodeled, enlarged and equipped its greater Kansas City, Missouri area operations, streamlining and expanding their production and engineering capabilities.

                    Thus, when sales to its North American freight railroad customers suddenly declined in 1999 with no early rebound in sight, management had completed a strategic analysis for that eventuality. The plan called for, among other things, the closing of its manufacturing operations and engineering centers on the U.S. east and west coasts. As a result of strategic planning for a variety of possible eventualities, these plants and their operations are now being integrated into Harmon's Missouri operations with minimal loss of manufacturing, engineering, or research and development capacity. In fact, when the moves are completed, the restructuring will result in a net increase in manufacturing capacities.

Acquisitions        Harmon has been aided by acquisitions of businesses
                    and/or product lines that fit its core business. This was especially evident this year when all sales and booking gains were the result of 1999 acquisitions.

                    In 1999, Harmon acquired the majority control of Angiolo Siliani S.p.A. and Siliani Elettronica ed Impianti S.p.A. of Florence and Genoa, Italy (collectively "Siliani Harmon"). In the U.S. Harmon acquired 100% ownership of Syseca, Inc. ("Syseca," subsequently renamed Harmon Control and Information Systems, Inc. "HCIS"), and 100% of the assets of DJR, Inc. ("DJR") and Golden Gate Switchgear, Inc. ("Golden Gate"). Siliani Harmon gives Harmon a physical presence in Europe where it designs and manufactures equipment and systems for signaling, train control and rolling stock, primarily for Italian railroads. It is also a leader in switch point machines for standard and high-speed lines, interlockings, and electromechanical devices for locomotives. It also makes several products that have good potential for sale in the U.S. Siliani Harmon was the largest of our 1999 acquisitions and had a $31 million backlog at 1999 year-end.


                    HCIS designs and installs control systems throughout the world for the transportation and energy markets. It augments Harmon's control systems technology, particularly for the transit market. HCIS is also a major player in the U.S. for security management systems used by utility companies. Its backlog at 1999 year-end was $35 million.

                    DJR installs railroad grade-crossing warning systems and highway traffic signal equipment, mostly in the mid-Atlantic region of the U.S. It adds to our installation and maintenance capacity and helps us respond to customers' needs more quickly.

                    Golden Gate designs, manufactures and integrates switchgear for electrified rail and commercial applications. It enhances our presence in the transit market and our leverage on large, turnkey systems, which are becoming more prevalent in the railroad and rail transit industry.

                    In 1998, Harmon acquired CSS, Inc. of Delphi, IN as well as SES CO, Inc. and its sister company, Seaboard Systems, Inc., of Hingham, MA. CSS installs and maintains products and equipment used by railroads, primarily at grade crossings. This acquisition added equipment maintenance as well as additional installation capabilities to Harmon's railroad service operation.

                    SES CO is a leader in communications in rail transit applications. It integrates communication, detection and monitoring equipment of many manufacturers into functional systems. Also in 1998, Harmon acquired the assets of its longtime Australian affiliate, turning it into a wholly-owned subsidiary. Harmon also created a new subsidiary operation in Mexico to capture expanding business opportunities in that country.

                    In 1997, Harmon acquired Devtronics, Inc., which made recorders and remote maintenance monitoring equipment that offer substantial savings to railroads. Remote monitoring of highway/rail crossings is now becoming an important topic for railroads because of the potentially substantial savings it offers in maintenance.

Profile of Current  The table on page 23 provides a three-year comparison of
Operations          Harmon's sales by product or function. Major forces
                    affecting sales have been the extent to which freight railroads have from year to year varied their capital budget allocations for the purchase of efficiency-enhancing control systems and products such as Harmon makes; the recent trend toward long-term purchase and supply agreements; and the extent to which freight railroads and rail transit authorities have taken advantage of substantially increased Federal subsidies now available for rail/highway grade crossing installations and rail transit construction.

                    Sales of Harmon crossing and control products by its asset management services operation are included in separate descriptive categories. The value-added services supplied with those products are included in the asset management services category.

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

                    Crossing Products and Systems include all products related to rail/highway crossing warning systems. The products include train detection devices (the Company's PMD and HXP, among others); flashing lights and cantilevers; and the design, wiring and installation of packages and systems comprised of these products. A pilot system to remotely monitor rail/highway crossing systems is now being tested.

                    Asset Management Services provides the customer several services including a single-source for equipment, rapid delivery, and installation. It involves warehousing commonly-used parts and equipment that are manufactured by the Company and by other vendors. Service functions continue to expand. They now include project management, asset and materials management and kitting of various components, which are delivered as a complete unit, ready for installation.

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

                    Communications Products and Systems include products and systems used to provide voice and data communications for rail systems. These include conventional and fiber optic networks, tunnel and above ground radio systems, passenger emergency telephone systems, audio/visual passenger information systems, fire alarm systems, closed circuit TV, local area networks and Supervisory Control and Data Acquisition systems.

                    Printed Wiring Boards include production of customer-designed printed wiring boards for shipment to other electronics manufacturers.

                    Other sales include the mechanical products of Siliani Harmon, the security system sales of HCIS, and sales of various other products that do not fit readily into the other six categories.

                    Sales by Product or Service Function*














                                                                Years ended December 31,

                                                   1999                   1998                       1997
                                        ---------------------  ----------------------   --------------------
(Dollars in thousands)                    Amount          %       Amount          %       Amount         %
------------------------------------------------------------------------------------------------------------

Train Control Products & Systems        $144,618        48.2%   $132,348        50.5%   $ 101,624      47.4%
Crossing Products & Systems               65,117        21.7%     53,035        20.2%      55,598      25.9%
Asset Management Services                 23,672         7.9%     34,928        13.3%      29,913      14.0%
Train Inspection Products & Systems       10,745         3.6%     16,312         6.2%      13,407       6.3%
Communications Products & Systems         22,176         7.4%      6,606         2.5%         655       0.3%
Printed Wiring Boards                      5,008         1.6%      5,220         2.1%       5,772       2.6%
Other                                     28,798         9.6%     13,547         5.2%       7,458       3.5%
                                        --------       ------   --------       ------    --------     ------
         Total                          $300,134       100.0%   $261,996       100.0%    $214,427     100.0%
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------



* SALES VOLUMES SHOWN ABOVE ARE GROSS TOTALS AND DO NOT INCLUDE CASH DISCOUNTS OR DEFERRED CONTRACT REVENUE. AS A RESULT, THERE ARE DIFFERENCES BETWEEN THE FIGURES IN THIS TABLE AND THOSE PRESENTED IN THE CONSOLIDATED STATEMENTS OF EARNINGS. THE DIFFERENCES DO NOT AFFECT THE VALIDITY OF THE DISCUSSION AND ANALYSIS.

Results of          YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997. Net sales
Operations          increased 15% to a record $304.4 million compared with
                    $265.2 million in 1998 and $213.5 million in 1997. Net earnings for 1999 were $6.5 million ($0.58 per share - diluted) before special charges of $5.6 million (net of tax), and $846,000 ($0.08 per share -diluted) after those charges compared with $13.4 million ($1.25 per share-diluted) for 1998 and $11.0 million ($1.06 per share-diluted) for 1997. The decrease in earnings in 1999 was due to a decline in sales to the North American freight rail sector, a less favorable product mix, additional costs of $2.5 million to overcome the poor performance of a subcontractor on a rail transit contract, and the special charges. The increase in earnings from 1997 to 1998 was due chiefly to substantially higher sales levels that year. Return on equity was 6.9% for 1999 (before special charges and 0.9% after) compared with 15.8% for 1998 and 15.7% for 1997.
                    Return on capital employed was 9.5% for 1999 (before special charges and 3.6% after) compared with 23.2% in 1998 and 23.8% in 1997. The backlog at year-end 1999 was $220 million, an increase of 67% over the 1998 year-end backlog.

                    SALES ANALYSIS. The $39 million net increase in sales for 1999 over those of 1998 was composed of a $39 million sales increase to North American rapid transit authorities, a $26 million sales increase to international customers, a $13 million sales increase in "Other" sales, and a $39 million sales decrease to North American freight railroads (see table on page 20). Sales for 1998 were $52 million greater than those of 1997 and reflected sizable year-to-year gains in sales to the North American freight railroads and rail transit authorities and stable international sales. The net sales increase in 1999 was attributable entirely to the sales contributions made by companies acquired during 1999. The table below illustrates the effect of the 1999 acquisitions on sales and earnings.


                                                                        1999
                                                      1999            (Without
                                                     (With           Acquisitions)
                                                  Acquisitions)  (millions of dollars)    1998
                         --------------------------------------------------------------------------
                           Sales                     $  304.4         $  261.5         $  265.2

                           Earnings before tax*      $   11.0         $  7.7           $  21.0
                         --------------------------------------------------------------------------

                           * Excludes special charges related to restructuring.



                    SALES BY MAJOR PRODUCT GROUPS (SEE TABLE ON PAGE 23). Throughout 1999, the railroad industry continued its move toward the purchase of entire systems and away from the purchase of individual components. This trend reflects the railroads' desires to fix operational responsibility on one supplier and to place orders with larger suppliers that have broad-based product lines, meaningful research and engineering support, and strong service capabilities. In addition, in 1998 and 1999, several railroads began to enter into long-term supplier contracts to obtain price concessions for their larger and longer-term orders.

                    Sales of train control systems and products in 1999 increased $12.3 million to $144.6 million compared with $132.3 million in 1998; sales of crossing products and systems in 1999 increased $12.1 million to $65.1 million compared with $53.0 million in 1998; sales of communication products and system sales gained $15.6 million to $22.2 million compared with $6.6 million in 1998, and sales of other miscellaneous products rose $15.3 million to $28.8 million compared with $13.5 million in 1998. The majority of these increases reflected improved sales to rail transit and international businesses. By contrast, sales of asset management services in 1999 declined $11.3 million to $23.7 million compared with $34.9 million in 1998; and sales of train inspection systems and products declined $5.6 million to $10.8 million compared with $16.3 million in 1998.

                    The net increase in sales of train control systems and products includes substantially greater shipments to rail transit authorities and reduced shipments to North American freight railroads. The sales gain in crossing products and systems is due mainly to increased business developed by recently acquired subsidiaries and the completion of a large rail/highway contract. The sales gains achieved in the Company's communications products and systems is due largely to the SES CO acquisition in 1998. The sales gain in miscellaneous "other" products is also largely the result of recent acquisitions. The sales decreases in asset management services and train inspection products and services are the result of reduced spending by the U.S. freight railroads, rather than loss of market share.

                    INCOMING ORDERS (BOOKINGS). Orders booked in 1999 were a record $341 million, an increase of 18% over 1998 bookings of $289 million. The 1999 sales trend toward rail transit and international is likely to continue into 2000. Incoming orders received in 1999 reflected an increase of $68 million from rail transit authorities, an increase of $10 million from international customers, a $12 million increase in miscellaneous "other" orders, and a $38 million decrease from freight railroads.

                    BACKLOG. At 1999 year-end, Harmon's backlog had increased 67% to a record $220 million. Approximately 17% ($36 million) of the backlog was North American freight related; 57% ($126 million) related to North American rail transit; 22% ($49 million) related to international business (chiefly Italy, Great Britain, and Brazil), and 4% ($9 million) was related to other business.

MARKET SUMMARY      The market for many of the Company's products is largely
                    dependent on the financial strength of the global rail freight and transit industries, the trend of the general economy, individual railroads' budgets for capital expenditures and repairs and maintenance, and the Company's reputation for reliable and cost-effective products. At year-end 1999, the freight railroad industry was enjoying good market conditions, but despite that, it reduced its capital expenditures for signal and control systems, and this is likely to carry into 2000.
                    Regardless of the short-term outlook, the industry continues to look for ways to increase train velocity as part of an effort to improve profits. This necessitates purchases of more efficient operating systems, the use of outsourced services, and better utilization of current capital equipment. The industry also remained merger-minded, which historically has reduced capital spending while mergers were pending and increased spending after they were completed.

                    The market for the Company's signal and control systems is influenced by all of the factors listed above plus one other element--the level of activity by the railroads in authorizing grade crossing warning system improvements. These latter improvements receive up to 90% federal support. The Transportation Equity Act for the 21st Century (TEA-21) was passed in 1998. It increased total funding for all transit projects to $217 billion over the next six years, which has been a positive development for rail transit. Although these funding increases would be expected to be an extremely positive development for the sale of our products and systems over the long-term, the TEA-21 bill had little effect on sales of highway/grade crossings to the freight railroads in 1999. The extent to which the railroads will avail themselves of these federal monies in 2000 is unknown at this time.

                    The table on page 26 illustrates the percentage relationship to net sales for certain items reflected in the table on page 21 and the percentage increase or decrease in the dollar amounts of such items year-to-year.


Operating Summary                      Percentage of Net Sales           Percentage of Change
                                    -----------------------------    ----------------------------
                                      Years ended December 31,        1999       1998       1997
                                                                      over       over       over
                                     1999       1998       1997       1998       1997       1996
-------------------------------------------------------------------------------------------------

Net sales                           100.0%     100.0%     100.0%      14.8%      24.2%      21.7%
Cost of sales                        77.9%      75.2%      73.2%      18.8%      27.7%      23.0%
Research and development              2.9%       3.2%       3.6%       3.1%      10.3%      21.1%
                                    ------     ------     ------     ------     ------      -----
Gross profit                         19.3%      21.6%      23.2%       2.4%      15.3%      17.9%
Selling, general and
 administrative expenses             13.8%      13.0%      14.2%      21.9%      13.5%      16.6%
Other operating, net                  0.6%       0.3%       0.5%     168.3%     (31.0)%     77.2%
                                    ------     ------     ------     ------     ------      -----
Operating income                      4.9%       8.4%       8.6%     (32.8)%     20.8%      18.0%
Other expenses                        1.3%       0.4%       0.4%     240.9%      45.3%      68.5%
                                    ------     ------     ------     ------     ------      -----
Earnings before income taxes,
 special charges and
 minority interests                   3.6%       7.9%       8.2%     (47.8)%     19.7%      16.4%
Income taxes                          1.4%       2.9%       3.1%     (44.6)%     15.5%      14.7%
Special charges (net of tax)          1.9%        --         --         --         --         --
Minority interest                     0.1%        --         --         --         --         --
                                    ------     ------     ------     -------    ------      -----
Net earnings                          0.3%       5.1%       5.1%     (93.7)%     22.3%      17.5%
                                    ======     ======     ======     =======    ======      =====



                    GROSS PROFIT. Gross profit as a percent of sales declined to 19.3% for 1999 as compared with 21.6% for 1998 and 23.2% for 1997. The declines in 1999 and 1998 reflect a continuing shift away from individual product sales to those of entire systems and outsourced services, both of which deliver substantially higher sales but with reduced profit margins. Margins in 1999 were also under additional pressures due to a $2.5 million charge to offset a poor performance by a subcontractor on a rail transit contract and an even greater shift toward rail transit contracts. Rail transit contracts are competitively bid and invariably include pass-through business components, which traditionally carry relatively low profit margins. In addition, Harmon maintained higher production capacities last year in anticipation that shipments to freight railroad customers would increase in the latter part of 1999, which did not materialize.

                    Traditionally, declining gross profit margins have negative connotations. Harmon's experience has generally been otherwise, but 1999 was an exception. Regardless, management's primary focus is on net earnings, and less so on gross margins. It takes on additional lower gross margin business when overall increased profits are likely to occur. Its asset management service business illustrates this business philosophy. Standing alone, it is a low gross margin, narrowly profitable business. But when linked to Harmon's total business strategy, it makes a healthy net profit contribution because its function often begets additional sales of Harmon products, and it performs a service few others in the railroad industry can match. Moreover, Harmon is confident its service business will increase over the long-term as the railroads continue to outsource their asset management, maintenance and line upgrade projects.

                    RESEARCH AND DEVELOPMENT. Harmon continued to increase its investment in research and development efforts with a record expenditure of $8.7 million in 1999 compared with $8.5 million in 1998 and $7.7 million in 1997. Significant investments and development efforts in 1999 included the completion of new Electro Code 5 systems, advanced train control systems, and new technology communications and safety systems. In 1998 and 1997 research and development centered primarily around the Company's Incremental Train Control System (ITCS) as well as several next generation products that entered the market in 1999.

                    SELLING, GENERAL & ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses (SG&A) in 1999 were $41.9 million compared with $34.4 million in 1998 and $30.3 million in 1997. The absolute increase in dollars in 1999 relates primarily to increased spending incident to the four acquisitions made in 1999, normal personnel-related costs (wages and benefits) to support 1999's higher sales and an ongoing program to convert and upgrade operating systems. The dollar increase in 1998 relative to 1997 was the result of inflation, higher overall personnel-related expenses, commissions on higher sales volume, converting and upgrading Harmon's operating systems, and added SG&A expenses for acquisitions made in the past several years. As a percent of sales, SG&A expenses were 13.8% in 1999, 13.0% in 1998, and 14.2% in 1997.

                    AMORTIZATION EXPENSES. Amortization expenses increased 37.7% from 1998 to 1999, and 48.1 % from 1997 to 1998. The expenses reflect the amortization of goodwill associated with acquisitions made during the past several years.

                    MISCELLANEOUS INCOME - NET. Miscellaneous income increased $302,000 from 1998 to 1999 and $305,000 from 1997 to 1998.
                    The increases relate primarily to higher purchase discounts, gains on disposal of certain assets, and a variety of other smaller transactions in both periods.

                    INTEREST INCOME AND EXPENSE. Interest expense was $4.3 million in 1999 compared with $1.6 million in 1998 and $1.2 million in 1997. The increase in 1999 over 1998 reflected higher average borrowings to finance increased working capital and acquisitions and higher average interest rates. Investment income decreased slightly in 1999 due to lower cash available for investment than in 1998.

                    INCOME TAXES. Income tax expense relates to U.S. Federal and State taxes on domestic corporate earnings and taxes on earnings in other countries where Harmon does business. For 1999, the Company's effective income tax rate was 41.3% compared with 36.3% in 1998 and 37.7% in 1997. The tax rate increased in 1999 from 1998 due primarily to higher tax rates in the European countries where Harmon does business and reflects the profit contribution realized from the Siliani Harmon acquisition in Italy. The tax rate in 1998 was lower than in 1997 because of increased benefit from our Foreign Sales Corporation and a reduced effective tax rate in the Company's state of incorporation from tax refunds arising from legislative changes.

                    MINORITY INTERESTS. Minority interest in income of consolidated subsidiaries, represents the net earnings of Siliani Harmon which are attributable to non-Harmon ownership interests.

                    SPECIAL CHARGES. The Company incurred an after-tax special charge of $5.6 million ($9.1 million before tax), which reduced Harmon's 1999 net earnings from $6.5 million to $846,000. The $5.6 million charge represents expenses the Company incurred in 1999 to initiate the implementation of a cost-savings restructuring program which includes plant closings, relocations, and corporate-wide expense reductions. (See pages 20 and 21 for the reasons behind these charges and Note 9 on page 46 for further discussion of the charges themselves.)

Segment Discussion  The Company manages its operations through two business segments: domestic and international. Each business segment sells Harmon's products and services to railroads and transit authorities. The international business segment sells the Company's products and services outside the U.S. A summary of each segment's operations is contained below. (See also Note 5--Business Segment Information, which appears on pages 42-43 in this annual report.)

                    MANAGEMENT'S DISCUSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Segment Discussion  USA OPERATIONS. Sales generated by the Company's USA
continued           operations in 1999 increased 4.4% to $262.7 million from
                    $251.5 million in 1998. The 1999 sales increase was the result of higher sales to the transit industry. 1999 acquisitions produced the entire sales increase. Sales for 1998 increased 25.7% to $251.5 million from $200.2 million in 1997. The sales increase for 1998 was attributable to increased sales to Harmon's freight railroad customers and transit authorities. The majority of the sales increase resulted from business developed by the Company's recently acquired subsidiaries.

                         Operating income derived from its USA operations
                    decreased to $2.5 million from $21.5 million in 1998 and $15.3 million in 1997. The decrease in 1999 was due to a significant downturn in sales to its North American freight rail customers and the special charges.

                    INTERNATIONAL OPERATIONS. Sales generated by the Company's international operations increased 204.7% to $41.7 million from $13.7 million in 1998 and $13.3 million in 1997. The 1999 sales increase was due primarily from the acquisition of Siliani Harmon in 1999.

                         Operating income derived from its international
                    operations increased to $3.3 million in 1999 compared with $0.7 million in 1998 and $3.1 million in 1997. The increase in operating income from 1998 to 1999 primarily resulted from the acquisition of Siliani Harmon in 1999. The decrease in 1998 relative to 1997 resulted from reduced sales by Vaughan Harmon in 1998 and from increased expenditures made in 1998 to expand the Company's presence in the international marketplace.

Inflation           Inflation has been modest in the past three years. Wage
                    increases have been about 4% in each of the past three years. Raw material cost increases were negligible in the 1997-1999 period. Competitive pressure has required the Company to maintain or reduce sale prices to sustain market share. Management believes that competitive pricing pressures will remain for the foreseeable future. Its program to combat this is to continue to increase productivity, adopt emerging lower-cost technological advances into its products, expand its available products through internal development and acquire products or companies in the railroad supply industry that will expand
                    Harmon's product or service offerings.

Liquidity, Cash     The Company's balance sheet remains strong, although not as
Flow and Capital    strong as in prior years. Total assets increased to $271
Resources           million as of December 31, 1999, from $162.9 million in 1998 and $135.8 million in 1997.

                         Working capital increased $23.4 million in 1999 to
                    $79.3 million, compared with increases of $5.5 million in 1998 and $16.7 million in 1997. The increase in 1999 was due mainly to increases in accounts receivable, inventories and contracts in progress. The increase in 1998 was due primarily to small increases in accounts receivable, inventories, and contracts in progress.

                         The Company's current ratio at December 31, 1999, was
                    1.80:1 compared with 2.05:1 and 2.09:1 at year-ends 1998 and 1997, respectively.

                         Interest-bearing debt increased from $19.8 million in
                    1998 to $74.6 million in 1999. The higher debt was used primarily to help finance four acquisitions made in 1999. As a result, Harmon's liabilities-to-equity ratio increased from .92:1 at 1998 year-end to 1.88:1 at 1999 year-end.

                         Year-end 1999 inventories were $3.6 million higher than
                    those of the prior year. This increase was due entirely to inventory levels of companies acquired in 1999.

                         Accounts receivable at 1999 year-end were $40 million
                    above 1998 year-end figures. Approximately $26 million of the increase relates to recent acquisitions. In addition, much of the Company's fourth quarter sales occurred in December. Thus there was little opportunity to collect them in December since they were not due until January, 2000.

                         The Company obtained a $75 million line of credit in
                    September, 1998. This line provides $40 million for working capital and $35 million for acquisitions. The expanded line gives Harmon added financial strength to meet its strategic objectives over the next several years.

                    At December 31, 1999, remaining availability under the Company's credit line was $22.5 million with borrowings of $52.5 million against it. Capital expenditures for 1999 are budgeted at $9.6 million, roughly $8.3 million lower than the capital expenditure budget for 1998.

                         The Company believes cash flow from operations and
                    borrowings under the line of credit will provide sufficient funds for its capital expenditure and acquisition programs in 2000. Nonetheless, improving cash flow will be a major area of focus in 2000 as management seeks to reduce working capital investment.

Other There are no recently issued accounting pronouncements which have not been implemented that would have a significant effect on the Company's financial statements.

The Euro There was no impact on Harmon as a result of the January 1999 implementation of the new common European currency, the euro. Our current European presence is largely confined to the United Kingdom and Italy. Virtually all sales by our UK subsidiary are to UK customers and are denominated in pounds sterling. Sales by our Italian subsidiary, Siliani Harmon, are mainly to Italian railroads and are denominated in lira. Sales by our U.S. operations to European customers to date have typically been denominated in U.S. dollars.

Year 2000 Issue     The Company invested approximately $2.2 million during the past two years to upgrade its computer systems to a common operating system and to ensure that the many aspects of its business that are computer-dependent would not be inconvenienced or disabled by computers that could not recognize the difference between the years 1900 and 2000. To date, the Company has experienced no problems relating to Y2K computer date sensitive issues.

Outlook 2000        The outlook for 2000 is promising, particularly relative to
                    1999's results. Positive factors are: a record backlog of $220 million, a 67% increase from 1998 year-end to 1999 year-end; an expectation that recent and upcoming railroad mergers will result in increased railroad purchases of efficiency-enhancing systems and products of a type that Harmon makes; an expectation that railroads will increase their purchases of signal and control systems as a way to improve the utilization of their recently purchased locomotives and rail cars; a trend toward sole-source, multi-year supplier arrangements under which Harmon has secured several major contracts; and substantially increased funding for rail transit projects and rail/highway crossing protection installations under the 1998-enacted TEA 21 legislation. Further, more railroads are becoming interested in outsourcing; and upgrading and privatization of railroads in Mexico is continuing. In addition, international sales opportunities are increasing because of the expected approval of Harmon products in the UK, and from Siliani
                    Harmon's sales expertise and well-established design and manufacturing capabilities in Europe. Finally, operating cost reductions brought about by the restructuring plan, now in progress, are expected to have a significant, positive effect on profit margins during the latter part of 2000.

                         Despite the many positives, there are several potential
                    negatives as well. We do not know when the freight railroads will return to the order levels we experienced in the past several years. We are getting increased price pressure from major customers, particularly from those granting long-term supplier contracts. Further, the competitive environment within the rail transit industry is increasing. Some U.S rail equipment suppliers have been acquired by larger, well-financed companies. Finally, although we expect improved performance for the full year of 2000, our first six-month sales and earnings will be weak, chiefly because a portion of our backlog will not be ready for shipment until later in the year and the major savings from our restructuring will occur in the second half of 2000.

                         Given the factors cited above, management expects to
                    produce earnings of approximately $1.25 per share for the full year 2000 without any increase in business from the North American freight railroads beyond the 1999 level, and before restructuring charges incurred in 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fourth Quarter      Sales for Harmon's 1999 fourth quarter increased $16.6
Results             million to a quarterly record of $89.8 million compared with
                    $73.2 million for fourth quarter sales of 1998. Cost of sales as a percentage of sales was 78.5% compared with 75.7% in 1998. The difference between the two years reflects increased shipments by our Siliani Harmon subsidiary and our rail transit operations, which work on lower margins, and a 19% reduction in shipments of products and systems for the freight rail industry.

                         Incoming orders in the 1999 fourth quarter decreased
                    28% to $76 million compared with $105 million in the 1998 fourth quarter. This decrease reflects a continued slowdown in orders from the freight railroad sector and timing differences in transit and international operations, both of which had excellent bookings in the 1999 third quarter.

                         Except for a 1999 fourth quarter special charge of
                    $593,000, which primarily related to a write-down of certain products that will be discontinued by the restructuring plan, gross profit would have narrowly exceeded that of the 1998 fourth quarter. Selling, general and administrative expenses were lower as a percent of sales at 12.2% in the 1999 fourth quarter compared with 14.5% in the 1998 fourth quarter, which reflects the effects of the Company ongoing expense reduction efforts.

                         Earnings for the 1999 fourth quarter, before special
                    charges, were the best of any 1999 quarter at $0.25 per share, but they fell short of 1998's earnings of $0.33 per share, which benefited from the sale of higher margin products. Special charges of $9.1 million relating to the Company's restructuring program (described on pages 20-21 in this report) reduced 1999 fourth quarter earnings to a net loss of $2.8 million, or $0.25 per diluted share, compared with net earnings of $3.5 million, or $0.33 per diluted share, for the fourth quarter of 1998.

Quarterly Consolidated Statements of Earnings (Unaudited)
(Dollars in thousands, except per share data)


                                           1999                                           1998

Quarters ended           March 31    June 30    Sept. 30   Dec. 31     March 31   June 30       Sept. 30       Dec. 31
------------------------------------------------------------------------------------------------------------------------
Net sales                $ 58,953    $ 79,779   $ 75,812   $ 89,832    $ 60,558   $ 73,705      $ 57,754       $ 73,202
Cost of sales              44,329      62,577     59,675     70,480      46,014     55,324        43,749         54,433
Special charges              -           -          -           593        -          -             -              -
R&D expenditures            1,937       2,355      2,225      2,196       2,107      2,376         2,103          1,868
                         ----------------------------------------------------------------------------------------------
Gross profit               12,687      14,847     13,912     16,563      12,437     16,005        11,902         16,901
Selling, general and
 administrative expenses    9,876      10,520     10,548     10,946       7,540      8,426         7,783         10,623
Amortization                  409         586        730        728         217        217           234            365
Special charges              -           -          -         8,509        -          -             -              -
Miscellaneous (income)
 expense-net                 (119)        (67)      (185)      (299)         10        (27)         (188)          (163)
                         -----------------------------------------------------------------------------------------------
Operating income            2,521       3,808      2,819     (3,321)      4,670      7,389         4,073          6,076
Investment income              63          66        113         87          36         75            98            187
Interest expense              563       1,073      1,143      1,499         304        352           304            594
Earnings before
 income taxes               2,021       2,801      1,789     (4,733)      4,402      7,112         3,867          5,669
Minority interest            -             35        163         59        -          -             -              -
Income taxes                  818       1,387        533     (1,963)      1,590      2,510         1,399          2,149
                         -----------------------------------------------------------------------------------------------
Net earnings              $ 1,203     $ 1,379    $ 1,093   $ (2,829)    $ 2,812    $ 4,602       $ 2,468        $ 3,520
                         ===============================================================================================
Earnings per common
 share - diluted          $  0.11     $  0.12    $  0.10   $  (0.25)    $  0.27    $  0.43       $  0.23        $  0.33
Weighted average
 shares - diluted          10,864      11,111     11,326      11,381     10,608     10,685        10,666         10,774


Quarterly per share amounts may not add to annual amounts due to the timing of net earnings and changes in common stock equivalents during each year.

Certain prior quarter amounts have been reclassified to conform with the classifications adopted in the fourth quarter of 1999.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS
                    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking     Statements made in this annual report which are not
statements          historical in nature are forward-looking statements. The
                    forward-looking statements made in this annual report, as well as all other forward-looking statements or information provided by Harmon Industries, Inc. or its officers and employees, whether written or oral, are made in reliance upon the safe harbor provisions of the Private Securities
                    Litigation Reform Act of 1995.

                         Forward-looking statements of Harmon Industries, Inc.
                    are based upon, among other things, internal estimates, preliminary information, management assumptions, and the performance of the U.S. and international economies, as well as the freight rail and transit rail industries in which Harmon Industries, Inc. does business.

                         These statements should be considered in light of risks
                    and uncertainties, the Company's restructuring initiative and other factors which may affect Harmon Industries, Inc.'s actual performance, including the ability of Harmon Industries, Inc. to complete its long-term contracts within current estimated costs, the completion of the Company's restructuring consistent within estimated timing and cost assumptions, timing of Class I freight railroad orders, the ability of Harmon Industries, Inc. to achieve a product mix consistent with its current projections and other factors discussed in the Company's most recent Form 10-K.

                         The Company assumes no obligation to update publicly
                    any forward-looking statements whether as a result of new information, future events or otherwise.

                          CONSOLIDATED BALANCE SHEETS


$ in thousands    At December 31,                                                 1999                1998

         Assets   Current assets:

                     Cash and cash equivalents                                  $   7,524         $   1,669
                     Trade receivables, less allowance for doubtful accounts
                      of $982 in 1999 and $351 in 1998                             92,262            52,229
                     Costs and estimated earnings in excess of billings on
                      uncompleted contracts (note 2)                               27,720             9,649
                     Inventories:
                       Work in process                                              5,208             6,372
                       Raw materials and supplies                                  41,400            36,640
                                                                                ---------         ---------
                                                                                   46,608            43,012
                     Income tax receivable                                            826               597
                     Deferred tax asset (note 4)                                    2,246               587
                     Prepaid expenses and other current assets                      1,248             1,301

                         Total current assets                                     178,434           109,044
                                                                                ---------         ---------
                  Property, plant and equipment, at cost (note 3):
                     Land                                                             555               465
                     Buildings                                                     14,902            11,671
                     Machinery and equipment                                       24,852            18,830
                     Office furniture and equipment                                31,841            25,246
                     Transportation equipment                                       4,825             1,709
                     Leasehold improvements                                         3,081             3,938
                                                                                ---------         ---------
                                                                                   80,056            61,859
                     Less accumulated depreciation and amortization                46,349            35,284
                                                                                ---------         ---------
                             Net property, plant and equipment                     33,707            26,575

                  Deferred tax asset (note 4)                                       5,853               654
                  Cost in excess of fair value of net assets acquired,
                   net of accumulated amortization of $5,314 in 1999
                   and $4,212 in 1998 (note 12)                                    39,520            17,327
                  Deferred compensation asset (note 6)                              8,602             6,839
                  Other assets                                                      4,859             2,414
                                                                                ---------         ---------
                                                                                $ 270,975         $ 162,853
                                                                                =========         =========


          See accompanying notes to consolidated financial statements.


         $ in thousands    At December 31,                                             1999                  1998

         Liabilities and   Current liabilities:
    Stockholders' Equity     Current debt installments (note 3)                     $   6,667             $    280
                             Accounts payable                                          32,242               16,415
                             Accrued payroll, bonus and employee
                              benefit plan contributions (note 6)                      11,322               13,342
                             Billings in excess of costs and estimated earnings on
                              uncompleted contracts (note 2)                           30,792               17,493
                             Other accrued liabilities                                 11,915                5,650
                             Accrued special charges (note 9)                           6,195                 -
                                                                                    ----------             --------
                                     Total current liabilities                         99,133               53,180
                                                                                    ----------             --------
                             Deferred compensation liability (note 6)                   6,322                5,175
                             Other long-term liabilities                                2,799                 -
                             Long-term debt (note 3)                                   67,896               19,540
                                                                                    ----------            ---------
                                     Total liabilities                                176,150               77,895

                             Minority interest                                          1,191                 -

                            Stockholders' equity (notes 3, 6, 7 and 12):
                             Common stock of $.25 par value;
                             authorized 50,000,000 shares,
                             issued 11,399,000 shares in 1999 and
                             10,662,400 shares in 1998                                  2,850                2,666
                            Additional paid-in capital                                 37,509               27,457
                            Treasury stock at cost: 30,000 shares                        (641)                -
                            Foreign currency translation                                 (377)                 127
                            Unearned compensation                                        (189)                (287)
                            Retained earnings                                          54,482               54,995
                                                                                    ----------            ---------
                                     Total stockholders' equity                        93,634               84,958

                           Commitments and contingencies (notes 6 and 11)
                                                                                    ==========            =========
                                                                                    $ 270,975             $162,853
                                                                                    ==========            =========


                       CONSOLIDATED STATEMENTS OF EARNINGS


    $ in thousands,   Years Ended December 31,                                   1999              1998                 1997
         except per
         share data

                  Net sales                                                    $ 304,377        $  265,219          $ 213,530
                  Cost of sales                                                  237,061           199,519            156,224
                  Special charges (note 9)                                           593              -                  -
                  Research and development expenditures                            8,713             8,454              7,664
                                                                               ----------       -----------         ----------
                                    Gross profit                                  58,010            57,246             49,642

                  Selling, general and administrative expenses                    41,890            34,374             30,298
                  Amortization of cost in excess of fair value
                   of net assets acquired (note 12)                               2,453              1,032                697
                  Equity in net loss of affiliate (note 8)                         -                  -                   330
                  Special charges (note 9)                                        8,509               -                  -
                  Miscellaneous income - net                                        670                368                 63
                                                                               ----------       -----------         ----------
                                    Operating income                              5,828             22,208             18,380

                  Interest expense                                                4,278              1,555              1,219
                  Investment income                                                 329                396                422
                                                                               ----------       -----------         ----------
                                    Earnings before income taxes
                                     and minority interest                        1,879             21,049             17,583

                  Income tax expense (benefit) (note 4):

                           Current                                                3,196              6,259              6,876
                           Deferred                                              (2,420)             1,388               (254)
                                                                               ----------       -----------         ----------
                                                                                    776              7,647              6,622
                  Minority interest in income of
                    consolidated subsidiaries                                       257               -                  -
                                                                               ----------       -----------         ----------
                                    Net earnings                               $    846         $   13,402          $  10,961
                                                                               ==========       ===========         ==========
                  Basic earnings per common share                              $   0.08         $     1.27          $    1.06
                  Diluted earnings per common share                            $   0.08         $     1.25          $    1.06
                                                                               ==========       ===========         ==========

                  Weighted average shares used in computation (000s):
                           Basic earnings per common share                       11,092            10,541              10,313
                           Diluted earnings per common share                     11,171            10,684              10,374
                                                                               ==========       ===========         ==========


          See accompanying notes to consolidated financial statements.

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                Additional            Foreign    Unearned                    Total           Compre-
                                      Common      Paid-in    Treasury Currency     Compen-     Retained    Stockholders'     hensive
$ in thousands                         Stock      Capital     Stock  Translation   sation      Earnings       Equity         Income

Balance at December 31, 1996        $   2,561    $  22,340   $   -     $     203  $   -       $  32,835     $  57,939
Net earnings                             -            -          -          -         -          10,961        10,961     $  10,961
Foreign currency translation             -            -          -           (99)     -            -              (99)          (99)
                                                                                                                          ----------
Comprehensive income                     -            -          -          -         -            -             -        $  10,862
                                                                                                                          ==========
Cash dividends paid
 ($0.10 per share)                       -            -          -          -         -          (1,037)       (1,037)
Common stock issued
(notes 6, 7 and 12):
  Acquisition of business                  23        1,337       -          -         -            -            1,360
  Deferred compensation                     6          355       -          -         (224)        -              137
  Stock options and other                  19          482       -          -         -            -              501
                                    ----------   ----------  -------   ---------- ---------   ----------    ----------
Balance at December 31, 1997            2,609       24,514       -           104      (224)      42,759        69,762
                                    ==========   ==========  =======   ========== =========   ==========    ===========
Net earnings                             -            -          -          -         -          13,402        13,402        13,402
Foreign currency translation             -            -          -            23      -            -               23            23
                                                                                                                          ----------
Comprehensive income                     -            -          -          -         -            -             -        $  13,425
                                                                                                                          ==========
Cash dividends paid
 ($0.11 per share)                       -            -          -          -         -          (1,166)       (1,166)
Common stock issued
(notes 6, 7 and 12):
  Acquisitions of businesses               44        2,114       -          -         -            -            2,158
  Deferred compensation                     2          184       -          -          (63)        -              123
  Stock options and other                  11          645       -          -         -            -              656
                                    ----------   ----------  -------   ---------- ---------   ----------    ----------
Balance at December 31, 1998            2,666       27,457       -           127      (287)      54,995        84,958
                                    ==========   ==========  =======   ========== =========   ==========    ===========
Net earnings                             -            -          -          -         -             846           846           846
Foreign currency translation             -            -          -          (504)     -            -             (504)         (504)
                                                                                                                          ----------
Comprehensive income                     -            -          -          -         -            -             -        $     342
                                                                                                                          ----------
Cash dividends paid
 ($0.12 per share)                       -            -          -          -         -          (1,359)       (1,359)
Common stock issued
(notes 6, 7 and 12):
  Acquisitions of businesses              176        9,730       -          -         -            -            9,906
  Deferred compensation                  -            -          -          -           98         -               98
  Stock options and other                   8          322       -          -         -            -              330
Acquisition of 30,000 common shares      -            -          (641)      -         -            -             (641)
                                    ----------   ----------  --------- ---------- ---------   ----------    ----------
Balance at December 31, 1999        $   2,850    $  37,509   $   (641)   $  (377) $   (189)   $  54,482     $  93,634
                                    ==========   ==========  ========= ========== =========   ==========    ==========

See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


         $ in thousands,   Years Ended December 31,                                         1999             1998            1997
         except per
         share data

       Cash flows from   Net earnings                                                     $    846        $  13,402       $  10,961
  operating activities   Adjustments to reconcile net earnings to net cash
                          provided by (used in) operating activities:

                           Depreciation and amortization                                     9,719            7,186           5,639
                           Loss on sale of property, plant & equipment                          37               20              45
                           Deferred tax expense (benefit)                                   (2,420)           1,388            (254)
                           Earned stock compensation                                            98              123             137
                           Equity in net loss of affiliate                                    -                -                330
                           Special charges                                                   8,757             -               -
                           Minority interest in income of
                            consolidated subsidiaries                                          257             -               -
                         Changes in assets and liabilities,
                           net of acquisitions of businesses:

                           Trade receivables                                               (20,964)           4,666          (3,900)
                           Inventories                                                       4,400           (3,414)        (11,677)
                           Estimated costs, earnings and billings on contracts              (2,668)          (3,387)         (1,371)
                           Prepaid expenses and other current assets                           475             (319)          2,454
                           Income tax asset (net)                                              661           (1,049)           -
                           Accounts payable                                                  5,984           (6,745)          5,209
                           Accrued payroll and benefits                                     (8,173)            (130)            911
                           Other liabilities                                                 1,423              473            (995)
                           Other deferred liabilities                                        1,147              653             597
                                                                                          ---------       ----------      ----------
                                    Total adjustments                                       (1,267)            (535)         (2,875)
                                                                                          ---------       ----------      ----------
                                            Net cash provided by
                                             (used in) operating activities                   (421)          12,867          8,086
                                                                                          ---------       ----------      ----------
     Cash flows from   Capital expenditures                                                (13,213)          (8,271)        (10,475)
investing activities   Acquisitions of businesses                                          (20,555)          (8,487)           (196)
                       Proceeds from sale of property, plant and equipment                      17               49              29
                       Deferred compensation, net                                           (1,763)          (1,032)           (809)
                       Other investing activities                                           (1,059)          (2,013)           (358)
                                                                                          ---------       ----------      ----------
                                            Net cash used in investing activities          (36,573)         (19,754)        (11,809)
                                                                                          ---------       ----------      ----------
     Cash flows from   Proceeds from issuance of common stock                                  330              656             501
financing activities   Purchase of treasury stock                                             (641)               -               -
                       Cash dividends                                                       (1,359)          (1,166)         (1,037)
                       Proceeds from issuance of long-term debt                              1,553             -             15,000
                       Borrowings under line of credit agreements                          123,650           60,126          52,370
                       Repayments under line of credit agreements                          (75,350)         (56,514)        (55,293)
                       Principal payments of long-term debt                                 (4,830)          (1,317)           (971)
                                                                                          ---------       ----------      ----------
                                            Net cash provided by financing activities       43,353            1,785          10,570
                                                                                          ---------       ----------      ----------
                       Foreign currency translation                                           (504)              23             (99)
                                                                                          ---------       ----------      ----------
                       Net increase (decrease) in cash and cash equivalents                  5,855           (5,079)          6,748
                       Cash and cash equivalents at beginning of year                        1,669            6,748            -
                                                                                          ---------       ----------      ----------
                       Cash and cash equivalents at end of year                          $   7,524        $   1,669        $  6,748
                                                                                         ==========       ==========      ==========
         Supplemental      Cash paid during the year for:
       disclosures of             Interest                                             $   3,691        $   1,442        $    884
cash flow information             Income taxes                                         $   2,654        $   8,570        $  6,635


          See accompanying notes to consolidated financial statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION. The
Significant         consolidated financial statements of the Company include the
Accounting          accounts of Harmon Industries, Inc., and its subsidiaries,
Principles          Vaughan Harmon Systems Limited (Vaughan Harmon), Vale Harmon
                    Enterprises, Ltd. (Vale Harmon), CSS Inc. (CSS), Harmon
                    Industries Australia PTY LTD (Harmon Australia), Seaboard
                    Systems Co., Inc. (Seaboard), SES CO., Inc. (SESCO),
                    Industrias Harmon De Mexico, S.A. De C.V. (Harmon de
                    Mexico), Harmon Railway Systems International (HRSI),
                    Syseca, Inc. ("Syseca," subsequently renamed Harmon Control and Information Systems, Inc. "HCIS"), DJR, Inc. (DJR),
                    Golden Gate Switchgear, Inc. (Golden Gate), Siliani Harmon
                    S.p.A. (Siliani), and Siliani Electtronica ed Impianti
                    S.p.A. (Silei). Effective January 1, 1997 the Company's former subsidiaries, Harmon Electronics, Inc. (HEI), Electro
                    Pneumatic Corporation (EPC) and Consolidated Asset
                    Management Company, Inc. (CAMCO), were merged with and into Harmon Industries, Inc. such that Harmon Industries was the surviving corporation. Effective January 1, 1999 the
                    Company's former subsidiary, Devtronics, Inc. (Devtronics), was merged with and into Harmon Industries, Inc. such that Harmon Industries was the surviving corporation.
                         Significant intercompany accounts and transactions have
                    been eliminated in consolidation. Management of the Company has made estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles.
                    Actual results could differ from those estimates.

                    NATURE OF BUSINESS. The Company is a major supplier of signal and train control products to freight and transit railroads throughout North America and the world. It manufactures an extensive line of railroad signal and communications equipment, traffic control systems software, rail/highway grade crossing hardware, switchgear, and related components. The Company also provides a single-source, rapid delivery service for urgently needed railroad components by warehousing commonly-used parts and equipment, which are manufactured both by Harmon and other vendors.

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

                    IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF. The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. The Company evaluates recoverability based upon undiscounted future net cash flows expected to be generated by the asset over its remaining life. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

                    INCOME TAXES. Income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of of existing assets and liabilities and their respective tax
Significant         bases. Deferred tax assets and liabilities are measured
Accounting          using enacted tax rates expected to apply to taxable income
Principles          in the years in which those temporary differences are
continued           expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

                    EARNINGS PER COMMON SHARE. Basic earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per common share reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

                         For the years ended December 31, 1999, 1998 and 1997
                    there are no differences between the numerator used in computing basic and diluted earnings per share which represents the net earnings of the Company. For the years ended December 31, 1999, 1998 and 1997 the denominator used in computing basic earnings per share represents the weighted average number of common shares outstanding (11,104,000 shares-1999, 10,553,000 shares-1998, 10,319,000 shares-1997), reduced by the weighted average number of shares of nonvested stock (12,000 shares-1999, 12,000 shares-1998, 6,000 shares-1997) issued pursuant to employee benefit plans. The denominator used in computing diluted earnings per share represents the weighted average number of common shares outstanding used for purposes of the basic earnings per share computation (11,092,000 shares-1999, 10,541,000 shares-1998, 10,313,000 shares-1997) increased to reflect the potential dilution under the treasury stock method of the outstanding stock options and nonvested stock under the Company's employee benefit plans and stock option programs (79,000 shares-1999, 143,000 shares-1998, 61,000 shares-1997).

                    FAIR VALUE OF FINANCIAL INSTRUMENTS. Estimates of fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect the estimates. The fair market value of the Company's financial instruments approximates the carrying value.

                    STOCK OPTION PLANS. The Company accounts for stock options using the intrinsic value method and provides the proforma disclosures as if the fair value method had been used.

                    ENVIRONMENTAL REMEDIATION LIABILITIES. Environmental liabilities are accrued when a loss is probable and estimable.

                    RECLASSIFICATIONS. Certain prior year balances have been reclassified to conform with current year presentation.

NOTE 2 - Contracts Contract costs on uncompleted contracts are as follows: in Progress



                                 Costs and    Billings in
                                 estimated     excess of
                                  earnings     costs and
                                  in excess    estimated
(Dollars in thousands)           of billings   earnings      Total


December 31, 1999:
Costs and estimated earnings      $190,532     $189,838     $380,370
Billings                           162,812      220,630      383,442
                                  -----------------------------------
                                  $ 27,720     $(30,792)    $ (3,072)
                                  -----------------------------------
                                  -----------------------------------

December 31, 1998::
Costs and estimated earnings      $ 30,374     $121,701     $152,075
Billings                            20,725      139,194      159,919
                                  -----------------------------------
                                  $  9,649     $(17,493)    $ (7,844)
                                  -----------------------------------
                                  -----------------------------------



                    Balances billed, but not paid by customers under retainage provisions in contracts amounted to $5,255,000 and $2,643,000 at December 31, 1999 and 1998,
                    respectively. Receivables on contracts in progress are considered to be collectible within twelve months.

Note 3 -
Indebtedness


(Dollars in thousands)                     1999        1998


Revolving credit agreements              $52,500     $ 4,200
Senior unsecured notes payable            15,000      15,000
Lines of credit                            6,452          39
Bank loans                                   533         387
Capitalized lease obligations                 78         194
                                         -------------------
                  Total indebtedness      74,563      19,820
         Less current installments         6,667         280
                                         -------------------
                  Long-term debt         $67,896     $19,540
                                         -------------------
                                         -------------------



                    REVOLVING CREDIT AGREEMENTS. On September 29, 1998 the Company entered into a new credit agreement with a major commercial bank. The credit agreement provides for a five
                    (5) year unsecured Revolving Line of Credit of $40,000,000 to be used to provide working capital and refinance existing indebtedness. At December 31, 1999, there are outstanding borrowings of $20,500,000. Also, included in this agreement is an unsecured reducing revolving credit agreement with original total credit availability of $35,000,000 reducing $1,750,000 as of the last day of each quarter beginning December 31, 2000. The Company has total credit availability of $35,000,000 at December 31, 1999 against which there are outstanding borrowings of $32,000,000 at December 31, 1999. Outstanding

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 -            borrowings under both the revolving and reducing
Indebtedness        revolving portions of the agreement are due on September
   continued        28, 2003 and bear interest at the base rate less one half
                    percent (1/2%) or LIBOR plus a variable component depending on the Company's funded debt/EBITDA ratio
                    (7.16% to 7.46% at December 31, 1999).

                    SENIOR UNSECURED NOTES PAYABLE. On January 24, 1997 the Company issued $15,000,000 of senior unsecured notes. The notes bear interest at 6.87% and are payable in equal annual installments of $2,143,000 commencing in 2001 with the final payment due in 2007.

                    LINES OF CREDIT. A subsidiary company has a line of credit with total availability of $450,000 against which there are no outstanding borrowings at December 31, 1999. The line of credit bears interest at the lender's prime lending rate plus 1/2% (7.0% at December 31, 1999), payable monthly. The line of credit is collateralized by liens against certain real and personal property.

                    A subsidiary company has a line of credit with total availability of $324,000 against which there are no outstanding borrowings at December 31, 1999. The line of credit does not have a stated expiration date as all amounts are payable upon demand of the lender. The line of credit bears interest at the lender's prime lending rate plus 1.9% (7.4% at December 31, 1999), payable monthly. The line of credit is collateralized by liens against certain real and personal property.

                    A subsidiary company has several lines of credit with total availability of $22,000,000 against which there are outstanding borrowings of $6,452,000 at December 31,1999. The lines of credit do not have a stated expiration date as all amounts are payable upon demand of the lender and accordingly the entire balance has been classified as current in the Consolidated Balance Sheets. The lines of credit bear interest at the Euribar rate plus or minus a variable spread, payable monthly. The interest rates ranged from 3.0% to 6.0% at December 31, 1999.

                    BANK LOANS. A subsidiary company has a $113,000 bank loan which is a term note payable in monthly installments including interest through April 2002. The note bears interest at a base rate established by the bank plus 1.9% (7.4% at December 31, 1999). The note is collateralized by liens against certain real and personal property.

                    A subsidiary company has a $31,000 bank loan which is a term note payable in monthly installments including interest through December 2000. The note bears interest at a base rate established by the bank plus 3.0% (11.50% at December 31, 1999). The note is collateralized by liens against certain real and personal property.

                    A subsidiary company has, in aggregate, a $67,000 bank loan which represents term notes payable in monthly installments including interest through July 2002. These notes bear interest at fixed rates ranging from 4.9% to 9.75%. The notes are collateralized by motor vehicles.

                    A subsidiary company has, in aggregate, a $42,000 bank loan which represents term notes payable in monthly installments including interest through November 2002. These notes bear interest at fixed rates ranging from 5.9% to 12%. The notes are collateralized by motor vehicles.

                    A subsidiary company has, in aggregate, a $280,000 bank loan which represents term notes payable in monthly installments including interest through July 2002. These notes bear interest at fixed rates ranging from 2% to 7.36%.

                    CAPITALIZED LEASE OBLIGATIONS. The Company entered into various computer hardware and software capital lease agreements totaling $312,000 in 1997. Monthly installments are due through November 2000. The implied interest rates in the lease agreements range from 7.0% to 9.0%. The Company did not enter into any new capital lease agreements during 1998 or 1999.

                    COVENANTS. The various indebtedness agreements contain, among other things, covenants relating to: maintenance of certain levels of consolidated net worth, limitations of maximum capital expenditures and maintenance of minimum EBITDA; maintenance of certain ratios of debt to EBITDA, debt service coverage ratio and funded debt to total capitalization ratio. At December 31, 1999, the Company is in compliance with all covenants under its indebtedness agreements.

                    MATURITIES. At December 31, 1999, long-term debt maturities for 2000 and thereafter are:


         Years ended December 31       (Dollars in thousands)

               2000                            $ 6,667
               2001                              2,433
               2002                              2,449
               2003                             54,643
               2004 and thereafter               8,371
                                               -------
                                               $74,563
                                               -------
                                               -------


Note 4 - Income     Income tax expense consisted of the following:
         Taxes


(Dollars in thousands)                            1999         1998       1997

Current:
         Federal                               $   695      $ 4,857     $ 4,992
         Foreign                                 2,158          600       1,002
         State                                     343          802         882
                                                -------      -------     -------
                  Total current                  3,196        6,259       6,876

Deferred:

         Federal                                (1,256)       1,251        (223)
         Foreign                                  (926)        --          --
         State                                    (238)         137         (31)
                                                -------      -------     -------
                  Total deferred                (2,420)       1,388        (254)
                                                -------      -------     -------
                  Total income tax expense     $   776      $ 7,647     $ 6,622
                                                -------      -------     -------
                                                -------      -------     -------


                    Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income as a result of the following:


(Dollars in thousands)                                      1999        1998        1997
Computed "expected" tax expense                          $   658     $ 7,367      $ 6,154
Increase (reduction) in income taxes resulting from:
         State and local income taxes, net of
          federal income tax benefit                          69         610          553
         Foreign operations                                   43        --           --
         Other, net                                            6        (330)         (85)
                                                          --------------------------------
                                                         $   776     $ 7,647      $ 6,622
                                                          --------------------------------
                                                          --------------------------------


                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Income     The tax effects of temporary differences that give rise
          Taxes     to significant portions of the deferred tax assets and
      continued     deferred tax liabilities at December 31, 1999 and 1998
                    are presented below:

(Dollars in thousands)                                   1999         1998
Deferred tax assets:
         Deferred compensation                        $  2,614      $  2,080
         Compensated absences                              815           495
         Inventories                                       473           516
         Allowance for doubtful accounts                   133           124
         Accrued special charges                         3,379          --
         Various other reserves                          4,224           630
                                                      ----------------------
                  Total gross deferred tax assets       11,638         2,845
Deferred tax liabilities:
         Depreciation and amortization                  (1,146)       (1,426)
         Long-term contract deferred costs              (2,393)       (1,178)
                                                      ----------------------
                  Total deferred tax liabilities        (3,539)       (2,604)
                                                      ----------------------
                  Net deferred tax assets             $  8,099      $  1,241
                                                      ----------------------
                                                      ----------------------


                    Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Note 5 - Business   Harmon Industries manages its operations through two
          Segment   business segments: domestic and international. Each unit
      Information   sells train control and train signal products as well as
                    services to railroads and transit authorities. The international business segment sells the Company's products and services outside the U.S.

                    The Company is reporting business segment information in accordance with the provisions of Financial Accounting Standards No. 131, "Disclosures about segments of an Enterprise and Related Information" which was issued in June 1997.

                    Harmon Industries evaluates performance based upon net operating income. Administrative functions such as finance, treasury and information systems are centralized. However, where applicable, portions of the administrative function expenses are allocated between the operating segments. The operating segments do not share manufacturing or distribution facilities. In the event any materials and/or services are provided to one operating segment by the other, the transaction is valued according to the Company's transfer policy, which approximates market price. The costs of operating the manufacturing plants are captured discretely within each segment. The Company's property, plant and equipment, inventory and accounts receivable are captured and reported discretely within each operating segment.

                    Summary financial information for the two reportable segments is as follows:


(Dollars in thousands)                    1999        1998        1997


USA Operations
Net sales                              $262,690     $251,537     $200,181
Expenses excluding special charges      251,040      230,021      184,908
Special charges                           9,102         --           --
Operating income                          2,548       21,516       15,273
Assets                                  231,007      156,245      129,352
Accounts receivable                      76,242       50,513       42,396
Inventory                                40,610       42,448       38,645

International Operations
Net sales                                41,687       13,682       13,349
Expenses excluding special charges       38,407       12,990       10,242
Operating income                          3,280          692        3,107
Assets                                   39,968        6,608        6,417
Accounts receivable                      16,020        1,716        2,605
Inventory                                 5,998          564          420

Consolidated

Net sales                              $304,377     $265,219     $213,530
Expenses excluding special charges      289,447      243,010      195,150
Special charges                           9,102         --           --
Operating income                          5,828       22,208       18,380
Assets                                  270,975      162,853      135,769
Accounts receivable                      92,262       52,229       45,001
Inventory                                46,608       43,012       39,065




Note 6 -            The Company has entered into various operating lease
       Commitments  arrangements covering the use of manufacturing facilities, administrative offices and equipment. Rental expense related to these leases amounted to $4,525,439, $2,667,000 and $2,122,000 for the years ended December
                    31, 1999, 1998 and 1997, respectively.

                    A summary of non-cancelable long-term operating lease commitments follows (dollars in thousands):

                                                Real         Total
Years ended December 31,      Equipment        property     commitments
2000                          $  448            $3,971         $4,419
2001                             278             3,312          3,590
2002                             121             2,531          2,652
2003                              93             1,843          1,936
2004 and thereafter               81             7,410          7,491

                    It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2000.

                    EMPLOYEE BENEFITS. In 1985, the Company formed an Employee Stock Ownership Plan and Trust (ESOP), which includes all employees. The ESOP held 1,041,166 shares and 743,437 shares of Company common stock which had been allocated to plan participants at December 31, 1999 and 1998, respectively. Company contributions to the ESOP are normally based on a percentage of pretax earnings. Dividends on common shares held by the ESOP are reflected as a reduction in retained earnings.

Note 6 -            ESOP contributions charged to operating expense were
       Commitments  $2,342,000, $4,809,000 and $3,874,000 for the years ended continued  December 31, 1999, 1998 and 1997, respectively.

                    The Company and its subsidiaries have various bonus plans based primarily on Company performance. Accrued and unpaid bonuses at December 31, 1999 and 1998 were $943,000 and $3,133,000, respectively.

                    The Company has a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon retirement, death or disability. Under the plan, certain employees receive retirement payments equal to a portion of the three highest continuous years' average compensation. These payments are to be made for the remainder of the employee's life with a minimum payment of ten years' benefits to either the employee or his or her beneficiary. The plan also provides for reduced benefits upon early retirement, disability or termination of employment. The cost related to this plan was $239,000, $286,000 and $573,000 for the years ended
                    December 31, 1999, 1998 and 1997, respectively.

                    In 1997 the Company established a nonqualified, unfunded deferred compensation plan for certain key executives providing for payments upon termination, retirement, death or disability. This plan is available to new officers of the Company in lieu of participation in the plan described above. Under the plan, contributions are based on a formula which is expected to result in a target benefit for the participant and vest on a graded basis. The amount of a participant's benefit is based solely on the participant's vested account balance except in the case of death prior to termination in which case the participant's benefit is the greater of the participant's vested account balance or the lesser of eight times the participant's base annual compensation which would have been paid for the calendar year of death or $1,400,000. Plan contributions are made in the form of stock and cash to a grantor trust. The cost related to this plan was $10,000 in 1999 and $15,000 in 1998.

                    In 1997 the Company also established a supplemental executive retirement plan which is a nonqualified, unfunded deferred compensation plan for certain key employees providing for payments upon termination, retirement, death or disability. This plan is available to key employees of the Company exclusive of members of the Executive staff. Under the plan Company contributions equal to three percent of each participant's annual compensation are made if the Company's earnings per share are at least 75% of the Company's earnings per share for the prior calendar year with such contributions vesting on a graded basis. The plan also allows for participant deferrals of compensation and bonus awards to be contributed to the plan. The amount of a participant's benefit is based solely on the participant's vested account balance. Plan contributions are made in the form of cash to a grantor trust. The cost related to the plan was $147,000 in 1998 and $120,000 in 1997. There was no cost related to the plan in 1999.

                    The Company also has employment agreements with certain key executives. Under the terms of these agreements, the Company contributed 9,268 shares of common stock of the Company to a grantor trust in 1998. The stock price as of the date of grant ranged from $16.50 to $19.25. There were no contributions made under these agreements in 1999. These contributions vest on a graded basis with the unvested portion shown in the Consolidated Balance Sheets and Statements of Stockholders' Equity as "Unearned Compensation".

                    The Company has recorded the assets and liabilities for the deferred compensation plans and employment agreements at gross amounts in the Consolidated Balance Sheets because such assets and liabilities belong to the Company.

                    The Company does not provide other post-retirement benefits.

Note 7 -            Share and per share information reflected herein has been
    Stockholders'   adjusted for the three-for-two stock split in February
          Equity    1998. A summary of stock options granted, exercised and
                    expired follows:

                                   Shares           Price Per Share
Balance at January 1, 1997        291,000      $     9.79                     Average Price
Granted                           132,000           12.17  - 13.00
Exercised                         (76,253)           3.67  - 13.75
Expired                           (35,647)          11.00  - 13.75
Balance at December 31, 1997      311,100           11.51                     Average Price

Granted                           168,000           20.375 - 23.875
Exercised                         (39,600)          11.00  - 20.875
Expired                            (3,900)          11.00  - 20.875
Balance at December 31, 1998      435,600           14.93                     Average Price

Granted                           196,000           18.625 - 22.00
Exercised                         (32,250)           9.000 - 12.167
Expired                           (39,650)          11.000 - 20.875
Balance at December 31, 1999      559,700      $    17.02                     Average Price

                    The Company has outstanding stock options for 559,700 shares of common stock at prices ranging from $9.33 to $23.88 with a weighted-average remaining contractual life of 4.66 years of which 296,500 shares (average price $15.13) are exercisable as of December 31, 1999.

                    In May 1999 the Company granted stock options for up to 1,500 common shares to each of the Company's eight non-employee directors which expire on May 31, 2006. In May 1998 the Company granted stock options for up to 1,500 common shares to each of the Company's eight non-employee directors which expire on May 31, 2005. In May 1997 the Company granted stock options for up to 1,500 common shares to each of the Company's nine non-employee directors which expire on May 31, 2004. In May 1996, the Company granted stock options for up to 1,500 common shares to each of the Company's nine non-employee directors which expire on May 31, 2003.

                    The Company issued 338,192, 43,962 and 92,307 shares of unregistered common stock in connection with the 1999, 1998 and 1997 acquisitions of businesses respectively (See Note 12).

Note 8 - Affiliates As of December 31, 1997, the Company had an investment of
                    20% in Henkes & Harmon Industries PTY LTD, an unconsolidated affiliate which was accounted for under the equity method. During 1998 the Company sold its 20% interest in the affiliate and acquired the Assets of Henkes & Harmon through an asset purchase (See note 12). Equity in earnings from this affiliate was not significant prior to the asset purchase or for the year ended December 31, 1997. Prior to the acquisition, the Company had sales to this related entity totaling $373,000 and $253,000 for 1998 and 1997, respectively.

                    As of December 31, 1996 the Company also had an investment of 38% in a formerly unconsolidated affiliate, Vale Harmon Enterprises, Ltd., which was accounted for under the equity method. During 1997 the Company acquired the remaining interest in this subsidiary company (See note 12). Equity in losses of this affiliate prior to acquisition amounted to $330,000 in 1997. The Company had sales to this related entity totaling $27,000 in 1997 prior to acquisition.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Special    The Company recorded special charges of $9,102,000
         Charges    ($5,643,000 after tax) in the fourth quarter of 1999 in
                    connection with the restructuring plan which was announced in November 1999. The restructuring plan entails the consolidation of the Company's component assembly operations and the majority of its research and development efforts into its Grain Valley, Missouri facility and its product assembly and asset management operations into its Warrensburg, Missouri plant. Current operations in Riverside, California, Lee's Summit,
                    Missouri and Long Island, New York will be closed.
                    Included in this charge is $4,668,000 ($2,907,000 after tax) for severance costs related to the elimination of approximately 200 production staff, administrative personnel and engineers of which 6 were eliminated as of December 31, 1999. In connection with the closings of the Riverside, California, Lee's Summit, Missouri and Long
                    Island, New York facilities, the Company recorded costs of $1,965,000 ($1,218,000 after tax) related to future lease obligations and other closing costs.

                    In connection with the above facility closings, the Company recorded asset impairment charges of $1,969,000 ($1,162,000 after tax). The impairment charges were recorded after considering current and expected future operating cash flows for certain facilities together with the proceeds the Company could expect to receive upon the sale of these assets based upon an appraisal. Additionally, the Company recorded a charge of $500,000 to reflect the write-down of inventory related to products which will be discontinued pursuant to the restructuring plan. The restructuring of operations is expected to be completed during the year 2000 and the remaining accruals are expected to be fully utilized.

                    The special charges include:

                                                  Amount Paid
                               Amount Charged       Through                 Accrual at
                                     1999       December 31, 1999        December 31, 1999
Severance                         $4,668,000     $  178,000                 $4,490,000
Costs related to future lease
 obligations and other             1,965,000        260,000                  1,705,000
                                  ----------------------------------------------------
         Total                    $6,663,000     $  438,000                 $6,195,000
                                  ----------------------------------------------------
                                  ----------------------------------------------------

Note 10 - Other     The Company has classified certain environmental
      Financial     compliance expenses as cost of sales in the accompanying
    Information     statements of operations. These expenses amounted to
                    $80,000, $90,000 and $150,000 for the years ended
                    December 31, 1999, 1998 and 1997, respectively.

Note 11 -           ENVIRONMENTAL MATTER.  On September 30, 1991, the United
    Litigation      States Environmental Protection Agency (EPA) issued a
                    complaint against the Company alleging violations of the Resource Conservation and Recovery Act (RCRA) and RCRA regulations in the disposal of solvents at the Company's
                    Grain Valley, Missouri, plant. The complaint sought penalties in the amount of $2,344,000 and proposed certain compliance actions. In January 1994 the administrative hearing on the penalty assessment was heard. The decision from that hearing reduced the penalties to $586,000. On January 9, 1995, the Company filed a Notice of Appeal of the initial decision with the Environmental Appeals Board (EAB) and on May 1, 1996, the
                    EAB heard oral arguments. The EAB affirmed the penalty of the administrative law judge. On June 6, 1997, the Company filed a complaint in the Federal District Court for the Western District of Missouri seeking judicial review of the EAB's decision.

                    On August 25, 1998, the United States District Court for the Western District of Missouri granted the Company's motion of summary judgment, overturning the EAB's ruling. The Missouri Department of Natural Resources (MDNR) agreed to forego monetary damages and a subsequent circuit court decree released Harmon from further claims in exchange for performing further monitoring and cleanup. The decision dismisses the EPA's complaint and releases Harmon from the EPA penalty action. A federal judge ruled the complaint is barred by the RCRA which requires the EPA to delegate enforcement to authorized states. Under the statute, the actions of states "have the same force and effect" as those taken by the EPA directly. Missouri has been an authorized state since 1985. On December 28, 1998, the EPA filed an appeal with the United States Court of Appeals contesting the United States District

                    Court's decision. On September 16, 1999, the United States Court of Appeals for the Eighth Circuit unanimously affirmed the district court's decision. The EPA petitioned the Court for a rehearing by the entire Court. On January 24, 2000 the Court denied the EPA's petition. The decision will become final on April 24, 2000 unless the EPA petitions the U.S. Supreme Court to overturn the decision.

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

                    The Company has recorded a total of $2,552,000 of environmental compliance expenses to date relating to this matter. The Company has recorded a liability for its best estimates of the costs to be incurred relative to the compliance actions in other accrued liabilities. Since the amount of any penalty cannot be reasonably determined at this time, no liability has been accrued in the financial statements.

                    PATENT LITIGATION. In July 1999, Union Switch and Signal Inc. ("Union") served a complaint against the Company alleging that a sensing coil used in the Company's locomotive cab signal systems infringed two Union patents. Union seeks to enjoin the Company from infringing the patents and for an accounting of any profits, damages, and unjust enrichment resulting from the alleged infringement. Union also seeks treble damages based on its allegation that the Company intentionally infringed Union's patents. Union also seeks pre- and post-judgment interest and attorneys' fees. In September 1999, the Company filed its answer and counterclaim to Union's complaint. The Company denies that it infringes Union's patents. The Company further seeks a court order finding that Union's patents are invalid and unenforceable. The Company seeks to enjoin Union from continuing any further infringement litigation against the Company with respect to these patents. The Company also seeks its costs and attorneys fees. In September 1999, Union filed its reply to the Company's counterclaim. In its reply, Union denies that its patents are invalid and unenforceable. The parties are in the preliminary stages of discovery. The Company intends to vigorously defend itself against Union's infringement claim and to prosecute the Company's own invalidity claim against Union's patents. Given that this litigation is in the early stages of discovery, the Company is unable to predict the likelihood of an unfavorable outcome.

                    OTHER LITIGATION. The Company has been named as a defendant in several other lawsuits in the normal course of its business. In the opinion of management, after consulting with legal counsel, the liabilities, if any, resulting from these matters will not have a material effect on the consolidated financial statements of the Company.

Note 12 -           On February 28, 1999 the Company acquired the stock of
    Acquisitions    Syseca, Inc. for a purchase price of $9,500,000 in cash.
   of Businesses    This acquisition has been accounted for by the purchase
                    method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $9,684,000.

                    On March 18, 1999 the Company acquired certain assets and assumed certain liabilities of DJR, Inc. This acquisition was made with the issuance of 94,409 shares of unregistered common stock valued at $12.71 per share and $1,681,000 in cash. In addition to the initial purchase price, the purchase agreement provides for a contingent payment. This payment is based upon the average earnings before taxes for the period from October 1, 1998 through December 31, 2001. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $479,000. Any additional consideration will also be recorded as goodwill.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 -           On March 25, 1999 the Company acquired certain assets and
    Acquisitions    assumed certain liabilities related to Golden Gate
   of Businesses    Switchgear, Inc. This acquisition was made with the
       continued    issuance of 28,846 shares of unregistered common stock
                    valued at $20.80 per share and $680,000 in cash. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of consideration given over the fair value of net assets acquired has been recorded as goodwill of $2,007,000.

                    On April 30, 1999 the Company acquired, in a combined agreement, a majority control of Angiolo Siliani S.p.A. and Siliani Elettronica ed Impianti S.p.A. The acquisition of Angiolo Siliani S.p.A. was made with the issuance of 127,397 shares of unregistered common stock valued at $9.84 per share and $2,814,000 in cash for 70% of the acquired company. The acquisition of Siliani Elettronica ed Impianti S.p.A. was made with the issuance of 87,540 shares of unregistered common stock valued at $11.11 per share and $1,832,000 in cash. These acquisitions have been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of consideration given over the fair value of net assets acquired has been recorded as goodwill of $3,396,000.

                    The following unaudited pro forma consolidated results of operations are presented as if the 1999 acquisitions had been made at the beginning of the periods presented. The 1998 pro forma results also include the effect of the 1998 acquisition of SES CO, Inc. The effects of the other 1998 acquisitions on the consolidated financial statements are not significant and have been excluded from the 1998 pro forma presentation.

                                                     Years Ended December 31,
(Dollars in thousands)                                1999                1998
Net Sales                                          $314,821            $329,643
Net Earnings                                           (123)              9,458
Basic Earnings (Loss) per Common Share                (0.01)               0.86
Diluted Earnings (Loss) per Common Share              (0.01)               0.85

                    The pro forma consolidated results of operations include adjustments to give effect to amortization of goodwill, interest expense on acquisition debt and certain other adjustments, together with related income tax effects. The unaudited pro forma information is not necessarily indicative of the results of operations that would have occurred had the purchases been made at the beginning of the periods presented or the future results of the combined operations.

                    On January 29, 1998 the Company acquired the stock of CSS Inc. This acquisition was made with the issuance of 80,820 shares of unregistered common stock valued at $17.92 per share. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $1,158,000.

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

                    On October 1, 1998 the Company acquired the stock of Seaboard Systems Co., Inc. for an initial purchase price of $1,800,000 in cash. In addition to the initial purchase price, the purchase agreement provides for contingent payments. These payments are based on the average earnings before taxes for the calendar years 1998 through 2000. The acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $277,166. In 1999 the Company recorded an additional $644,000 in goodwill relating to additional consideration paid to the former stockholders of Seaboard in accordance with the stock purchase agreement.

                    On October 1, 1998 the Company acquired the stock of SES CO, Inc. This acquisition was made with the issuance of 95,026 shares of unregistered common stock valued at $21.05 per share and $10,200,000 in cash. In addition to the initial purchase price, the purchase agreement provides for contingent payments. These payments are based on the average earnings before taxes for the calendar years 1998 through 2000. The acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the cash paid over the fair value of net assets acquired has been recorded as goodwill of $7,601,000. In 1999 the Company recorded an additional $4,125,000 in goodwill relating to additional consideration paid to the former stockholders of SES CO in accordance with the stock purchase agreement.

                    On November 10, 1997 the Company acquired the stock of a railroad industry equipment and services supplier. This acquisition was made with the issuance of 92,307 shares of unregistered common stock valued at $14.73 per share. This acquisition has been accounted for by the purchase method of accounting and accordingly, the operating results have been included in the Company's consolidated results of operations from the date of acquisition. The excess of the consideration given over the fair value of net assets acquired has been recorded as goodwill of $591,000. In 1999 the Company recorded an additional $1,488,000 in goodwill relating to additional consideration paid to the former stockholders of Devtronics in accordance with the stock purchase agreement.

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

Note 13 -           The Company applies Accounting Principles Board Opinion
      Accounting    No. 25, Accounting for Stock Issued to Employees, and
 for Stock-Based    related interpretations in accounting for its plans.
    Compensation    Accordingly, no compensation expense has been recognized
                    for its stock-based compensation plans other than for restricted stock and performance-based awards. Had compensation cost for the Company's other stock option plans been determined based upon the fair value at the grant date for 1999, 1998 and 1997 awards under these plans consistent with the methodology presented in Statement of Financial Accounting Standards No. 123,
                    Accounting for Stock-Based Compensation, the Company's net income and basic earnings per share would have been reduced by approximately $836,000 in 1999, $637,000 in 1998 and $280,000 in 1997, or $.08 per share in 1999,
                    $.06 per share in 1998 and $.03 per share in 1997. The fair value of the options granted is estimated at values ranging from $6.56 to $12.53 in 1999, $7.56 to $11.86 in
                    1998 and $3.91 to $5.93 in 1997, on the dates of grant using the Black-Scholes option-pricing model with the following assumptions: dividend rate of $.12 per share in 1999, $.11 per share in 1998 and $.10 per share in 1997, volatility ranging between 49% and 50% in 1999 and 49% in 1998 and between 46% and 48% in 1997, risk-free interest rate ranging between 5.05% and 5.50% in 1999, 5.57% and 5.65% in 1998 and 5.90% and 6.40% in 1997, assumed forfeiture rate of 0% in 1999, 1998 and 1997, and an expected life of 2.81 years in 1999, 2.85 years in 1998 and ranging between 1.9 and 3.75 years in 1997.

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

                        REPORT OF MANAGEMENT

To the Stockholders The management of Harmon Industries, Inc., is responsible of Harmon for the preparation, presentation, and integrity of the Industries, Inc.: consolidated financial statements and other information included in this annual report. The financial statements have been prepared by the Company in accordance with generally accepted accounting principles and, as such, include amounts based on management's best estimates and judgments.

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

                    /s/ Bjorn E. Olsson                        /s/ Stephen L. Schmitz
                    ---------------------------                ---------------------------
                    Bjorn E. Olsson                            Stephen L. Schmitz
                    President and                              Executive Vice President - Finance,
                    Chief Executive Officer                    and Secretary

                    February 11, 2000

                    REPORT OF INDEPENDENT AUDITORS

The Board of        We have audited the accompanying consolidated balance
Directors and       sheets of Harmon Industries, Inc. and subsidiaries as of
Stockholders of     December 31, 1999 and 1998, and the related consolidated
Harmon Industries,  statements of earnings, stockholders' equity, and cash
Inc. and            flows for each of the years in the three year period
Subsidiaries:       ended December 31, 1999. These consolidated financial
                    statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harmon Industries, Inc. and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                    KPMG LLP

                    Kansas City, Missouri
                    February 11, 2000

                    INVESTOR INFORMATION

Form 10-K           Shareholders may receive a copy of the Corporation's 1999
                    Annual Report to the Securities and Exchange Commission
                    on Form 10-k free of charge by writing:     Mr. Stephen
                    L. Schmitz,     Executive Vice President-Finance     at
                    the Corporation's headquarters.     e-mail:
                    sschmitz@harmonind.com

Annual Meeting      Shareholders are cordially invited to attend the Annual
                    Meeting of Shareholders, which will be held at 2:00 p.m.
                    on Tuesday, May 9, 2000, at the Country Club of Blue
                    Springs, Blue Springs, Missouri.

                    Management urges all shareholders to vote their proxies and thus participate in the decisions that will be made at this meeting.

Registrar &         UMB Bank, n.a., P.O. Box 419226, Kansas City, Missouri
Transfer Agent      64141-6226 816/860-7000

                    For change of name, address, or to replace lost stock certificates, write or call the Securities Transfer Division.

Securities Analyst  Security analyst inquiries are welcome. Please direct them to:
                    Mr. Stephen L. Schmitz
                    Executive Vice President-Finance
                    816/229-3345
                    e-mail: sschmitz@harmonind.com

Independent         KPMG LLP, 1600 Commerce Bank Building, Kansas City,
Auditors            Missouri 64106

Outside Counsel     Morrison & Hecker LLP, 2600 Grand Avenue, Kansas City,
                    Missouri 64108-4606

Corporate           1600 NE Coronado Drive, Blue Springs, Missouri 64014-6236
Headquarters        816/229-3345; Telefax: 816/229-0556

Common Stock Price  At December 31, 1999, there were 11,369,261 shares
Range and Dividend  outstanding and approximately 660 shareholders of record.
       Information  Cash dividends are 12 cents per share per year, paid semi-annually at 6 cents per share.

                    The range of high and low prices for the past eight quarters ended December 31, 1999 is shown below. Per share prices and cash dividends have been adjusted for all stock splits and stock dividends.

                                                                Price Range
                    Calendar Quarter Ended            1999                        1998
                    March 31                  $23 1/2  -  $19 3/4           $22      - $16 5/6
                    June 30                    22 5/8  -   15 1/2            26      -  19 3/4
                    September 30               20      -   11 15/16          24      -  17 3/8
                    December 31                15      -    8  9/32          26 1/2  -  18 5/8

Stock Trading       The Company's common stock trades on The Nasdaq Stock
                    Market under the symbol: HRMN. Stock price quotations can be found in major daily newspapers and in The Wall Street
                    Journal.

                    At February 8, 2000, the following securities firms were making a dual auction market in the common stock of the
                    Company: George K. Baum & Company; Spear, Leeds & Kellogg; PaineWebber Inc., Herzog, Heine, Geduld, Inc.; Knight Securities L.P.; Mayer & Schweitzer, Inc.; Sherwood Securities Corp.; and B-Trade Services LLC.

Harmon on the       Information on Harmon Industries, Inc. is available on
World Wide Web      the Company's World Wide Web site at:
                    http://www.harmonind.com

                    MANAGEMENT, DIRECTORS AND CORPORATE DATA

Board of Directors: Robert E. Harmon (60)              Herbert M. Kohn (61)          Bjorn E. Olsson (54)
                    Chairman of the Board              Attorney-at-Law               President & CEO
                                                       Bryan Cave LLP
                    Bruce M. Flohr (61)                Kansas City, Missouri         John A. Sprague (46)
                    Founder & Chairman Emeritus                                      Managing General Partner
                    RailTex, Inc.                      Douglass Wm. List (44)        Jupiter Partners, LP
                    San Antonio, Texas                 Management Consultant         New York, New York
                                                       Baltimore, Maryland
                    Rodney L. Gray (47)                                              Judith C. Whittaker (61)
                    Vice Chairman                      Gerald E. Myers (58)          Vice President, General
                    Azurix                             Management Consultant         Counsel/Secretary
                    Houston, Texas                     Tempe, Arizona                Hallmark Cards, Inc.
                                                                                     Kansas City, Missouri

                                              -----------------
                                              ( ) Indicates Age of Director

Management:         Bjorn E. Olsson                    Richard A. Daniels            Russell E. Taylor
                    President & CEO                    Vice President and            Vice President-
                                                       General Manager-Harmon        Transit & International Sales
                    Raymond A. Rosewall                Control and Information
                    Executive Vice President           Systems, Inc.                 Jeffery J. Utterback
                    & COO                                                            Vice President and
                                                       Robert L. Danley              General Manager-
                    Lloyd T. Kaiser                    Vice President-               Riverside Operations
                    Executive Vice President-          Train Control Products
                    Sales and Marketing                and Systems                   Silvano Brandi
                                                                                     Managing Director-
                    William P. Marberg                 Robert E. Heggestad           Siliani Harmon
                    Executive Vice President-          Vice President-Technology
                    Technology                                                       Dennis P. Crowley
                                                       J. Randall John               President-SES CO, Inc.
                    Stephen L. Schmitz                 Vice President-Services
                    Executive Vice President-                                        Christopher J. Duboc
                    Finance and Secretary              John W. Johnson               President-
                                                       Vice President-               Golden Gate Switchgear, Inc.
                    Robert F. Anderson                 Crossing Products
                    Vice President-                    and Services                  David W. Harig
                    Business Development                                             President-DJR, Inc.
                                                       Gerald S. McKenna
                    Ronald G. Breshears                Vice President-               Colin H. Porter
                    Vice President-                    Project Management            Managing Director-
                    Human Resources                                                  Vaughan Harmon
                                                       William J. Scheerer
                                                       Vice President-
                                                       Systems Operations

U.S. Locations:     Marina del Rey, California         Delphi, Indiana               Lee's Summit, Missouri
                    Napa, California                   Louisville, Kentucky          Warrensburg, Missouri (4) +
                    Riverside, California              Glenelg, Maryland             Omaha, Nebraska
                    Torrance, California               Taneytown, Maryland           Philadelphia, Pennsylvania
                    Jacksonville, Florida              Hingham, Massachusetts        Carrollton, Texas
                    Atlanta, Georgia                   Blue Springs, Missouri (2)+   Spokane, Washington
                    Burr Ridge, Illinois               Grain Valley, Missouri (3)+

                                         -----------------
                                        + Denotes number of plants or locations

International       Harmon Industries Australia,       Siliani Harmon S.p.A.
   Locations:       Pty. Ltd.                          Florence & Genoa, Italy
                    Bayswater, Victoria, Australia
                                                       Industrias Harmon de Mexico,
                    Vale-Harmon Enterprises, Ltd.      Nuevo Leon, Mexico
                    Pointe Claire, Quebec, Canada

                    Vaughan Harmon Systems Ltd.
                    Ware, England

Corporate Headquarters
Harmon Industries, Inc.
1600 NE Coronado Drive
Blue Springs, Mo. 64014
Telephone:  816-229-3345
Fax:        816-229-0556

World Wide Web
http://www.Harmonind.com